As filed with the Securities and Exchange Commission on September 19, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

METALS USA HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Delaware	5051	20-3779274
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Riverway, Suite 1100

Houston, Texas 77056

(713) 965-0990

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John A. Hageman

Senior Vice President and Chief Legal Officer

One Riverway, Suite 1100

Houston, Texas 77056

(713) 965-0990

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew J. Nussbaum, Esq.	Rosa A. Testani, Esq.
Wachtell, Lipton, Rosen & Katz	Akin Gump Strauss Hauer & Feld LLP
51 West 52nd Street	590 Madison Avenue
New York, NY 10019	New York, NY 10022
(212) 403-1000	(212) 872-1000

Approximate date of commencement of proposed exchange offer: As promptly as practicable after the effective date of this registration statement.

If the securities being registered on this Form are offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Senior Floating Rate Toggle Notes due 2012	$550,000,000	100%	$550,000,000	$16,885

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(2) promulgated under the Securities Act of 1933.
(2)	Includes $250,000,000 principal amount of such notes which may be issued, at the option of the Registrant, in lieu of cash interest payments thereon. Such additional principal amount constitutes the Registrants’ reasonable good faith estimate of the amount of such notes which may be paid as interest in lieu of cash. Determined in accordance with Section 6(b) of the Securities Act of 1933 at a rate equal to $30.70 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

Subject to completion, dated September 19, 2007.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Metals USA Holdings Corp.

$300,000,000 aggregate principal amount of our Senior Floating Rate Toggle Notes Due 2012, which have been registered under the Securities Act of 1933, for $300,000,000 aggregate principal amount of our Senior Floating Rate Toggle Notes Due 2012

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the “exchange offer”), to exchange up to $300,000,000 aggregate principal amount of our Senior Floating Rate Toggle Notes Due 2012, which we refer to as the “exchange notes,” for a like principal amount of our outstanding Senior Floating Rate Toggle Notes Due 2012, which we refer to as the “old notes.” We refer to the old notes and the exchange notes collectively as the “notes.” The terms of the exchange notes are identical to the terms of the old notes in all material respects, except for the elimination of some transfer restrictions, registration rights and additional interest provisions relating to the old notes. The exchange notes will be issued under the same indenture as the old notes. See “Summary—Summary of Terms of the Exchange Notes.”

We will exchange any and all old notes that are validly tendered and not validly withdrawn prior to 5:00 p.m. (New York time) on                     , 2007, unless extended.

We will not receive any cash proceeds from the exchange offer. You will be required to make the representations described on page 37. There is no existing market for the exchange notes to be issued, and we have not applied, and do not intend to apply, for their listing on any securities exchange or automated quotation system.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended, which we refer to as the “Securities Act.” This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

See “ Risk Factors” beginning on page 25 of this prospectus for a discussion of risks you should consider before participating in this exchange offer.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                     , 2007

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Until                     , 2007 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes, whether or not participating in this exchange offer, may be required to deliver a prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission, which we refer to in this prospectus as the “SEC,” a registration statement on Form S–4 under the Securities Act relating to the exchange offer. This prospectus does not contain all the information in the registration statement. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or the matter involved.

After the registration statement becomes effective, we will file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

You may obtain copies of the information and documents referenced in this prospectus at no charge by accessing the SEC’s website at http://www.sec.gov or by requesting them from us in writing or by telephone at:

Metals USA Holdings Corp.

One Riverway, Suite 1100

Houston, Texas 77056

Attention: Investor Relations

(713) 965-0990 or (888) 871-8701

To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than                     , 2007. In the event that we extend the exchange offer, you must submit your request at least five business days before the expiration date of the exchange offer, as extended. We may extend the exchange offer in our sole discretion. See “Exchange Offer” for more detailed information.

We also maintain an Internet site at http://www.metalsusa.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

INDUSTRY AND MARKET DATA

This prospectus includes industry data that we obtained from periodic industry publications and internal company surveys. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. In addition, this prospectus includes market share and industry data that we prepared primarily based on our knowledge of the industry and industry data. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position relative to our competitors are approximated and based on the above-mentioned third-party data and internal analysis and estimates and have not been verified by independent sources. Unless otherwise noted, all information regarding our market share is based on the latest available data, which in some cases may be several years old, and all references to market shares refer to both revenue and volume.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the federal securities laws, which involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates” or “anticipates” or similar expressions that relate to our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this prospectus.

Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All forward-looking information in this prospectus and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	our expectations with respect to our acquisition activity;

•	our substantial indebtedness described in this prospectus;

•	supply, demand, prices and other market conditions for steel and other commodities;

•	the timing and extent of changes in commodity prices;

•	the effects of competition in our business lines;

•	the condition of the steel and metal markets generally, which will be affected by interest rates, foreign currency fluctuations and general economic conditions;

•	the ability of our counterparties to satisfy their financial commitments;

•	tariffs and other government regulations relating to our products and services;

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operational factors affecting the ongoing commercial operations of our facilities, including catastrophic weather-related damage, regulatory approvals, permit issues, unscheduled blackouts, outages or repairs, unanticipated changes in fuel costs or availability of fuel emission credits or workforce issues;

•	the costs of being a public company, including the cost of complying with the Sarbanes-Oxley Act of 2002, which we refer to in this prospectus as “Sarbanes-Oxley”;

•	our ability to operate our businesses efficiently, manage capital expenditures and costs (including general and administrative expenses) and generate earnings and cash flow; and

•	general political conditions and developments in the United States and in foreign countries whose affairs affect supply, demand and markets for steel, metals and metal products.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur, and no forward-looking statement can be guaranteed. Accordingly, investors should not place undue reliance on those statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

PROSPECTUS SUMMARY

This is an exchange offer for senior floating rate toggle notes due 2012 of Metals USA Holdings Corp. This summary highlights all material information appearing elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that you should consider before investing in the exchange notes and you should carefully read the entire prospectus, including the financial data and related notes and the information presented under the caption “Risk Factors.”

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to (a) “Metals USA Holdings” refer only to Metals USA Holdings Corp., which was formerly named Flag Holdings Corporation, excluding its subsidiaries, (b) “Metals USA” refer only to Metals USA, Inc., excluding its subsidiaries, (c) the “company,” “we,” “our,” and “us” refer collectively to (1) Metals USA and its subsidiaries on a consolidated basis prior to the consummation of the Merger described below and (2) Metals USA Holdings Corp., which was formerly named Flag Holdings Corporation, Flag Intermediate Holdings Corporation, Metals USA, Inc. and Metals USA, Inc.’s subsidiaries on a consolidated basis after the consummation of the Merger described below, (d) the “exchange notes” refer to the senior floating rate toggle notes due 2012 offered hereby, (e) the “old notes” refer to our outstanding senior floating rate toggle notes due 2012 for which the exchange notes offered hereby are offered for exchange and (f) the “notes” refer to both the exchange notes and the old notes.

Our Company

As one of the largest metal services center businesses in the United States, we are a leading provider of value-added processed carbon steel, stainless steel, aluminum, red metals and manufactured metal components. We are an important intermediary between primary metal producers that produce and sell large volumes of metals in a limited number of sizes and configurations and end-users, such as contractors and original equipment manufacturers, which we refer to in this prospectus as “OEMs,” which often require smaller quantities of more customized products delivered on a just-in-time basis. We earn a margin over the cost of metal based upon value-added processing enhancements, which adds stability to our financial results and significantly reduces our earnings volatility relative to metal producers. In addition to our metals services center activities, we have a building products business that supplies a range of manufactured products to the residential remodeling industry. In May 2006, we completed two acquisitions, which we refer to in this prospectus as the “2006 Acquisitions,” to bolster the market position and organic growth of our service center and building products businesses. On July 2, 2007, we completed the acquisition of Lynch Metals, Inc. and Lynch Metals of California, Inc., which we refer to collectively in this prospectus as “Lynch Metals.” Lynch Metals is a metals service center business that provides specialized aluminum processing capabilities to the aerospace and industrial equipment industries. The combination of Lynch Metals to the Metals USA footprint strengthens the Company’s non-ferrous presence in the Eastern and Western United States. We have an active pipeline of additional acquisition targets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Matters Impacting Comparability of Results—2006 Acquisitions.” As of the date of this prospectus, we served more than 18,500 customers annually from 75 operating locations throughout the United States and Canada.

Our business is primarily divided into three operating groups: Plates and Shapes Group; Flat Rolled and Non-Ferrous Group; and Building Products Group.

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Plates and Shapes Group (47% of 2006 net sales). We believe we are one of the largest distributors of metal plates and shapes in the United States. We sell products such as wide-flange beams, plate, tubing, angles, bars and other structural shapes in a number of alloy grades and sizes. A substantial number of our products undergo additional processing prior to being delivered to our customers, such as blasting and painting, tee-splitting, cambering/leveling, cutting, sawing, punching, drilling, beveling, surface grinding, bending, shearing and cutting-to-length. We sell the majority of our products to a diversified customer base, including a large number of small customers who purchase products in small order sizes and require just-in-time delivery. Our Plates and Shapes Group customers generally operate in a limited geographic region and are primarily in the fabrication, construction, machinery and equipment, transportation and energy industries. We serve our customers from 21 metals service centers located primarily in the southern and eastern half of the United States with each center close to its metal suppliers and customers. In May 2006, we completed the acquisition of all of the assets and operations of Port City Metal Services Inc., which we refer to in this prospectus as “Port City,” a high-value-added plates facility located in Tulsa, Oklahoma, that bolsters our presence in the construction and oil-field services sector. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Matters Impacting Comparability of Results—2006 Acquisitions.”

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Flat Rolled and Non-Ferrous Group (42% of 2006 net sales). The Flat Rolled and Non-Ferrous Group sells a number of products, including carbon and stainless steel, aluminum, brass and copper in a number of alloy grades and sizes. Substantially all of the materials, carbon as well as the non-ferrous materials sold by our Flat Rolled and Non-Ferrous Group, undergo value-added processing including precision blanking, slitting, shearing, cutting-to-length, punching, bending and leveling. Our customers are in the electrical manufacturing, fabrication, furniture, appliance manufacturing, machinery and equipment and transportation industries and include many larger customers (a number of whom purchase through pricing arrangements or contractual agreements) who value the high quality products that we provide together with our customer service and reliability. We serve our customers from 13 metals service centers primarily in the midwestern and southern regions of the United States, that are located near our metal suppliers and our customers. On July 2, 2007, we completed the acquisition of Lynch Metals, a service center business that provides value-added, specialized aluminum processing capabilities to the aerospace and industrial equipment industries. We have focused on increasing the mix of our higher margin non-ferrous sales in recent years. Non-ferrous sales as a percentage of the Flat Rolled and Non-Ferrous Group increased from 32% in 2005 to 39% in 2006 to 50% in the second quarter of 2007. We expect a similar increasing trend to continue going forward.

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Building Products Group (11% of 2006 net sales). The Building Products Group provides diversification to our metal service center business as both its operations and the end-markets that it serves are significantly different from those of our metals services center business. The Building Products Group manufactures and sells sunrooms, roofing products, awnings and solariums for use in residential applications and large area covered canopies, awnings and covered walkways for use in commercial applications. Substantially all of our Building Products Group sales are attributable to the residential remodeling market with the remaining sales attributable to commercial applications. Because our building products business is primarily focused on the residential remodeling market, demand is not directly correlated to housing starts or interest rates, nor are prices generally subject to fluctuations in the demand for or price of metal. Most customers of our Building Products Group are in the home improvement, construction, wholesale trade and building material industries. We generally sell our products through a network of independent distributors and home improvement contractors. We believe we are one of only a few suppliers with national scale across our market segments. We operate through 17 manufacturing locations and 24 sales and distribution facilities throughout the southern and western regions of the United States and Canada. In May 2006, we completed the acquisition of all of the assets and operations of Dura-Loc Roofing Systems Limited, which we refer to in this prospectus as “Dura-Loc,” a metal roofing manufacturer and distributor with a manufacturing facility located near Toronto, Ontario, Canada that we believe solidifies our position as one of the largest stone-coated metal roofing manufacturers in North America. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Matters Impacting Comparability of Results—2006 Acquisitions.”

Industry Overview

Our operations focus on two industry segments: the metal services center business, which includes the Plates and Shapes Group and the Flat Rolled and Non-Ferrous Group, and the building products segment, which includes our Buildings Products Group.

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Metal Service Centers. The metal service center industry is highly fragmented, with as many as 5,000 participants throughout North America, generating in excess of $126.5 billion in net sales in 2006. The industry includes both general line distributors that handle a wide range of metal products and specialty distributors that specialize in particular categories of metal products. We are a general line distributor. Metals services centers accounted for approximately one quarter or more of U.S. steel shipment in 2006 based on volume, a market share that has been relatively constant for the last 15 years.

We believe that both primary metals producers and end-users are increasingly seeking to have their metals processing and inventory management requirements met by value-added metals service centers. Primary metals producers, as they have consolidated, increasingly require metal service centers and processors to perform value-added services for end-customers. As a result, most end-users cannot obtain processed products directly from primary metals producers and therefore over 300,000 OEMs, contractors and fabricators nationwide rely on metal service centers. End-users have also recognized the economic advantages associated with outsourcing their customized metals processing and inventory management requirements. Outsourcing permits end-users to reduce total production costs by shifting the responsibility of pre-production processing to metal service centers, whose higher efficiencies in performing these processing services make the ownership and operation of the necessary equipment more financially feasible.

Value-added metal service centers, including ourselves, have also benefited from growing customer demand for inventory management and just-in-time delivery services. These supply-chain services, which are normally not provided by primary metals producers, enable end-users to reduce input costs, decrease capital required for inventory and equipment and save time, labor and other expenses. Some value-added metal service centers, including us, have installed electronic data interchange between their computer systems and those of their customers to facilitate order entry, inventory management, just-in-time delivery and billing.

In addition, manufacturers appear to be reducing their operating costs by limiting the number of suppliers with which they do business, often eliminating suppliers offering limited ranges of products and services. Customers increasingly seek larger suppliers capable of providing sophisticated processing services, such as marine coatings and precision laser cutting.

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Building Products. The residential remodeling industry has experienced significant growth over the last ten years and, we believe, is poised for continued growth in the future. The Joint Center for Housing Studies of Harvard University estimates that homeowners and rental property owners spend approximately $300 billion annually on remodeling their homes, which accounted for approximately 40% of all residential construction and improvement spending in 2005, with projected growth to 47% by 2015. Over the last decade, the industry has experienced stable growth due to a number of different macroeconomic and demographic factors (many of which we expect to continue) including favorable borrowing costs, rising disposable incomes, increased rates of home ownership and aging American houses. Existing-home sales impact the remodeling market as owners improve their homes in preparation for sale, and new-home buyers often undertake significant renovations and remodeling projects within the first few months of ownership. The increase in disposable incomes has been a factor in the rise in home ownership to approximately 68% in 2006 from 55% in 1950. The aging of the domestic home supply is also expected to bolster remodeling sales as the average home in the U.S. is now over 30 years old. As Americans continue to improve and upgrade their homes, we believe an increasing number will turn to remodeling as a cost-effective alternative to new housing construction. The most popular remodeling projects include backyard living items, such as pool enclosures, lattices and patio covers, as well as sunrooms and roofing, all of which we manufacture and distribute.

Our Competitive Strengths

Our competitive strengths include:

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Margin Over Metal Creates Financial Stability. Our metal service centers are an important intermediary between large metal producers and smaller end-users, and this allows us to utilize a “cost plus” business model. Our cost plus business model allows us to earn a margin over the cost of metal for the value-added processing enhancements we add to our products. As a result, over time, we are able to pass along changes in metal prices to our customers. Given that metal costs typically represent approximately 75% of our net sales, our ability to pass through changes in pricing and our cost plus business model significantly reduce the volatility of our earnings and free cash flow relative to metal producers.

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Leading Market Position Provides Platform for Stable Growth. We are one of the leading participants in most of the markets we serve, which gives us an excellent platform to make strategic acquisitions that will further enhance our strong market position. We have 75 operating facilities in total, which are focused by group on specific regions, giving us leading positions in each market in which we participate. The service center and building products industries are both highly fragmented, which we believe will provide us with opportunities to generate meaningful synergies through add-on acquisitions. In late 2005, we established and trained a dedicated acquisitions team that is responsible for identifying, evaluating, executing, integrating and monitoring acquisitions. We completed two acquisitions of companies focusing on higher margin plates and shapes processing and building products in our Plates and Shapes Group and Building Products Group, respectively, in the second quarter of 2006. On July 2, 2007, we completed the acquisition of Lynch Metals, a service center business that provides value-added, specialized aluminum processing capabilities to the aerospace and industrial equipment industries, to expand higher margin non-ferrous sales. We have an active pipeline of additional acquisition opportunities that we continue to explore. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Matters Impacting Comparability of Results—2006 Acquisitions” and “Risk Factors—Risks Related to Our Business—We may not successfully implement our acquisition strategy, and acquisitions that we pursue may present unforeseen integration obstacles and costs, increase our leverage and negatively impact our performance.”

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Diversified Customer Base and End-Markets. Our three groups supply a broad range of products to a large, diversified customer base (over 18,500 customers per year) which serves a variety of end-markets and industries (as set forth in the chart below), including, among others, fabricated metal products, industry machinery and equipment, home improvement and electrical equipment, among others. The automotive sector, where we sell only to primary and secondary parts suppliers, represented less than 4% of our net sales in 2006. No single customer accounted for more than 3% of our net sales in 2006, while our ten largest customers represented less than 11% of our net sales in 2006. We are also diversified on a geographic market basis, with each of our groups focusing on distinct geographic regions, protecting us against regional fluctuations in demand.

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Broad Product Offering with Superior Customer Service. Our broad range of high-quality products and customized value-added services allows us to offer one-stop shopping to our customers, which we believe provides a significant competitive advantage over smaller service centers (which generally stock fewer products than we do). We seek strong relationships with our customers, through regular interaction between our field sales force and our customers, allowing us to better assess their supply chain requirements, offer just-in-time delivery and respond to short lead-time orders. Our ability to provide leading customer service is enhanced by the breadth of our geographic footprint, as a substantial portion of our customers are located within 250 miles of a facility, allowing us to provide critical value-added services with short turnaround times. We believe the quality of our products and timeliness and reliability of our service have resulted in increased customer loyalty and have significantly enhanced our marketing efforts to new customers.

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State-of-the-Art Processing Facilities. Our state-of-the-art processing facilities provide a significant advantage over smaller metal service centers that do not have the capital resources to invest in value-added equipment. Over the past several years, we have bolstered our laser and plasma cutting, painting and other value-added capabilities at select locations, further increasing our ability to quickly and efficiently process metals to customer-specified requirements. Our Port City facility further increases our ability to provide high-value-added and technologically advanced plates and shapes processing, while also providing higher margins. We believe our value-added services enable our customers to improve their manufacturing processes while also reducing their total cost of manufacturing.

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Strong Relationships with Key Suppliers. We have established strong relationships with large domestic and international metal suppliers. Because we are a significant customer of our major suppliers, we obtain volume discounts and historically have been able to obtain metal materials in periods of tight supply. For instance, our strong relationships and large purchasing volumes enabled us to maintain ample access to metal when supply became constrained during 2004, and again during 2006. Our negotiation of purchase agreements with suppliers is centralized to leverage our buying power and global market insights.

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Skilled Inventory Management. We manage our inventory to minimize our investment in working capital while maintaining sufficient stock to respond quickly to customer orders. Our inventory and processing services are tailored to the needs of the market where a particular service center is located and our metal service centers share inventory with each other, thereby improving inventory management and customer service. All of our groups utilize management information systems and computer-aided manufacturing technology to track and allocate inventory on a real-time basis. These advanced information systems combined with our strong regional footprint allow our metal service centers to lower their overall inventories without limiting our ability to meet our customers’ needs through the sharing of inventory. We believe that our decentralized inventory management processes, monitored by senior leadership with their global market insights, and our capital structure flexibility have allowed us to react more quickly than most of our competitors to changing metals prices and customer needs, thereby optimizing our use of working capital. Also, due to the countercyclical nature of cash flows in our business, by proactively managing inventory we have been able to generate significant earnings during rising metal price environments and generate significant free cash flow in declining metal price environments.

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Experienced and Proven Management Team. We have a seasoned senior management team which, on average, has over 20 years of experience in the metals industry and has a deep understanding of the dynamics between the various levels of the supply chain. Our President, Chief Executive Officer and Chairman, C. Lourenço Gonçalves, has over 25 years of experience in the metals industry, including as Chief Executive Officer of California Steel Industries (the largest U.S. steel slab re-roller), which we refer to in this prospectus as “CSI,” which had many of the same value chain dynamics as a service center. Under his leadership, we have implemented a number of operational improvements that have significantly improved our performance. We have also continued to attract, add and promote quality management talent. Roger Krohn became president of the Flat Rolled and Non-Ferrous Group in November 2003. Additionally, in December 2005, Robert McPherson became our Chief Financial Officer and Joe Longo and David Martens assumed their responsibilities as the presidents of the Plates and Shapes Group East and of Plates and Shapes Group West, respectively. See “Management.”

Our Strategy

Our business strategy includes focusing on the following:

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Increase Our Market Share of Higher Margin Products. We will maintain our focus on selling higher margin products such as non-ferrous metals, as well as products that require significant value-added processing or that are highly customized. This focus will enable us to further leverage our state-of-the-art processing facilities and provide higher margin value-added processing functions such as precision blanking, laser and plasma cutting and painting. We believe this will also enable us to fulfill a greater proportion of our customers’ processing requirements and lead to an increased stability in the demand for our products and services. Our recent acquisitions, completed in May 2006 and July 2007, further this goal.

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Expand Value-Added Services Provided to Customers. We are focused on expanding the range of our value-added services that we offer to enhance our relationships with existing customers and to build new customer relationships. We believe customers recognize the benefit from our ability to provide value-added services, including our new supply chain solutions, and that there are significant opportunities to expand the range of such services in areas such as processing equipment, inventory management and logistics systems. We believe that our size, organizational structure and operating expertise enable us to better provide these value-added services and further differentiate ourselves from smaller metal service centers.

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Execute Strategic Acquisitions to Improve Market Position. We will continue to look for value-added businesses that we can acquire at reasonable prices. To drive this effort in late 2005, we combined experienced metals industry veterans and deal professionals to form a dedicated acquisitions team. The team identified and closed two acquisitions in 2006 that have bolstered our position in the Plates and Shapes market in the south-central United States and the Building Products market in the northeastern United States. We believe that we were able to acquire these two businesses at reasonable prices. Both of these businesses have already generated meaningful strategic and financial synergies. In addition, we recently closed the acquisition of Lynch Metals in July 2007 that will increase our non-ferrous presence in the Eastern and Western United States, and which we believe will also generate significant strategic and financial synergies. Our acquisitions team is currently evaluating several additional transactions which we believe complement the higher margin and fastest growing portions of our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Matters Impacting Comparability of Results—2006 Acquisitions” and “Risk Factors—Risks Related to Our Business—We may not successfully implement our acquisition strategy, and acquisitions that we pursue may present unforeseen integration obstacles and costs, increase our leverage and negatively impact our performance.”

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Capitalize on Changing Market Dynamics and Increasing Demands. As one of the largest metal service centers in the U.S., we intend to use our significant resources to leverage the opportunities presented by the consolidation of steel producers and the fragmentation of our customer base. Steel producers continue to seek long-term relationships with metal service centers that have access to numerous customers, while customers are seeking relationships with metal service centers that can provide a reliable source of high-quality products combined with value-added services. In light of current economic conditions, we believe that demand for products manufactured by our customers will be robust. This increase in end-market demand will drive increased sales of our products and, when combined with the initiatives we have proactively taken to increase the value-added nature of our product mix, is expected to further enhance our profitability and free cash flow.

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Maintain Strong Focus on Inventory Management. We will continue managing our inventory to maximize our profitability and cash flow while maintaining sufficient inventory to respond quickly to customer orders. In addition, we intend to further integrate our salespeople and operating employees into the operations of our customers to enhance our visibility into in-process orders and allow us to further improve our just-in-time delivery and customer service.

•

Continue to Focus on Improving the Performance of Our Building Products Group. In August 2004, our Building Products Group undertook a restructuring to focus the Building Products Group on the steadily growing residential remodeling market. As part of the restructuring, we closed 11 underperforming sales locations, expanded our production capabilities and reduced the operating cost structure of the group. During 2006, we conducted comprehensive reviews of the Building Products Group business operations in an effort to further identify ways in which the group could operate more profitably and cost effectively. In connection with these reviews, we implemented a number of changes during late 2006 and early 2007, including a change in management and management structure, streamlining manufacturing facilities and processes, improving service center operations, closing underperforming locations (three in late 2006), increasing our sales efforts through new lead generation programs, targeting new, larger and more profitable customers and increasing on-the-ground sales personnel.

Risk Factors

Metals USA Holdings is a holding company and does not have any material assets or operations other than ownership of the capital stock of Flag Intermediate Holdings Corporation, a Delaware corporation, which we refer to in this prospectus as “Flag Intermediate,” and which is a wholly owned subsidiary of Metals USA Holdings. Flag Intermediate is also a holding company and does not have any material assets or operations other than ownership of the capital stock of Metals USA. All of the operations of Metals USA Holdings are conducted through its subsidiaries. Claims of creditors of such subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of such subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors, including holders of the notes. In addition, Metals USA Holdings’ ability to execute on its strategy is subject to substantial risks. These and other risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy, as well as impact Metals USA Holdings’ ability to service the notes. You should consider carefully all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

The Apollo Transactions

On November 30, 2005, Flag Acquisition Corporation, a Delaware corporation, which we refer to in this prospectus as “Flag Acquisition,” which in turn was a wholly owned subsidiary of Metals USA Holdings Corp., merged with and into Metals USA, with Metals USA as the surviving company. The merger is referred to in this prospectus as the “Merger.” Metals USA is wholly owned by Flag Intermediate, which in turn is a wholly owned subsidiary of Metals USA Holdings Corp. Metals USA Holdings Corp. was formed by Apollo Management V, L.P. (which we refer to in this prospectus as “Apollo Management” and, together with its affiliated investment management entities, as “Apollo”) solely for the purpose of consummating the Merger, and it has no assets, obligations, employees or operations other than those resulting from the Merger and the old notes. All of our operations are conducted by Metals USA.

In connection with the Merger, (a) Metals USA entered into a six-year $450.0 million senior secured asset-based revolving credit facility at the effective time of the Merger, which we refer to in this prospectus as the “ABL facility,” and (b) Flag Acquisition Corporation completed a private placement of $275.0 million aggregate principal amount of its 11 1/8% senior secured notes due 2015, and Metals USA, pursuant to the Merger, assumed all liabilities of Flag Acquisition pursuant to those notes. In September 2006, Metals USA exchanged $275.0 million aggregate principal amount of 11 1/8% senior secured notes due 2015 that were registered under the Securities Act of 1933, as amended, which we refer to in this prospectus as the “Securities Act,” for an equal principal amount of the notes issued in connection with the Merger. In this prospectus, we refer to both the notes issued in connection with the Merger and the notes that were registered under the exchange offer as the “Metals USA notes.”

In addition, at the effective time of the Merger, Apollo and certain members of management of Metals USA contributed $140.0 million to Metals USA Holdings Corp., in exchange for common stock of Metals USA Holdings Corp. The proceeds from the issuance of the Metals USA notes, borrowings under the ABL facility and the equity investment by Apollo and our management members were used to pay the merger consideration to the previous equity holders of Metals USA to pay down certain existing debt of Metals USA and to pay transaction expenses related to the Merger, including $6.0 million of transaction fees paid to Apollo. The issuance and exchange of the Metals USA notes, the borrowings under the ABL facility on the date of the Merger, the equity investment by Apollo and our management members, the Merger and other related transactions are collectively referred to in this prospectus as the “Apollo Transactions.” For a more complete description of the Apollo Transactions, see “—Ownership and Corporate Structure,” “Description of the Apollo Transaction,” and “Description of Certain Indebtedness.”

Ownership and Corporate Structure

The following diagram sets forth our ownership and corporate structure on a pro forma basis as of June 30, 2007. The diagram below does not display all of our subsidiaries.

(1)	The ABL facility provides for up to $525.0 million of senior secured revolving credit borrowings and letters of credit, subject to a borrowing base determined primarily by the value of Flag Intermediate’s eligible receivables and eligible inventory, subject to certain reserves. As of June 30, 2007, we had eligible collateral of $496.0 million, facility size of $525.0 million, $320.0 million in outstanding advances, $17.7 million in open letters of credit and $119.8 million in additional borrowing capacity.
(2)	The Metals USA notes are guaranteed on a senior secured basis by Flag Intermediate and certain of Metal USA’s domestic subsidiaries. The Metals USA notes and the related guarantees are secured on a first-priority lien basis by substantially all of the assets (other than accounts, inventory, cash and proceeds and products of the foregoing and certain assets related thereto) of Metals USA and the guarantors and on a second-priority lien basis by the accounts, inventory, cash and proceeds and products of the foregoing and certain assets related thereto of Metals USA and the guarantors.
(3)	Consists of an Industrial Revenue Bond, which we refer to in this prospectus as an “IRB,” with $5.7 million principal amount outstanding as of June 30, 2007, which is payable on May 1, 2016 in one lump-sum payment and $0.6 million in vendor financing and purchase money notes.

Use of Proceeds

We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes, we will receive in exchange the old notes in like principal amount, which will be cancelled and as such will not result in any increase in our indebtedness.

Recent Developments

Amendment of ABL Facility. On June 8, 2007, Metals USA executed an amendment to its ABL facility. Based on Metals USA’s consistent financial performance and the quality of its collateral, Metals USA successfully increased its ABL facility commitment from $450.0 million to $525.0 million and added an uncommitted tack-on facility, or “green-shoe,” of an additional $100.0 million to be used on an as-needed basis. This increase unlocks the suppressed availability implied by our collateral. Additionally, Metals USA was able to reduce the borrowing cost on its Tranche A facility by 25 basis points and its Tranche A-1 facility by 75 basis points. This amendment did not have any impact on our current covenant compliance.

Lynch Metals Acquisition. On July 2, 2007, Metals USA acquired Lynch Metals at a cost of approximately $43.0 million, of which $39.0 million was funded by borrowings under the ABL facility. $4.0 million of the purchase price was deferred and will be due in various installments over the two years following the acquisition. The acquisition results in the addition of a value-added, specialty aluminum service center and processor. Lynch Metals uses enhanced technologies in slitting, shearing and cut-to-length to service the just-in-time requirements of its customers, who are predominantly manufacturers of air/heat transfer products specifically focused on aerospace, automotive and industrial applications. Additionally, Lynch Metals operates on both the east and west coasts through local operations on each.

The Lynch Metals acquisition is an important strategic addition to our Flat Rolled and Non-Ferrous Group, because it supports our continued shift in product mix from ferrous products to non-ferrous and stainless products and strengthens our non-ferrous presence in the strategic Northeast and Southern California regions. Lynch Metals’ product line and processing capabilities are complementary to our Flat Rolled and Non-Ferrous segment, and we expect to expand sales of Lynch Metals’ non-ferrous products into our existing geographic base, as well as expand sales of non-ferrous and stainless products into Lynch Metals’ geographic base.

July 2007 Issuance. On July 10, 2007, Metals USA Holdings issued $300.0 million initial aggregate principal amount of the old notes. Metals USA Holdings used the net proceeds from the offering of the old notes, together with additional borrowing under the ABL facility, to redeem its $150.0 million initial aggregate principal amount of senior floating rate toggle notes due 2012, which we refer to in this prospectus as the “2006 notes” (for approximately $150.0 million plus accrued and unpaid interest of approximately $5.4 million), to pay a cash dividend of approximately $139.5 million to our stockholders, which include Apollo and certain members of our management, and to pay for fees and expenses related to the offering of the old notes. We refer to the cash dividend as the “July 2007 dividend” throughout this prospectus.

Principal Stockholder

Founded in 1990, Apollo is a leading private equity and capital markets investor with more than 17 years of experience investing across the capital structure of leveraged companies. The firm employs more than 100 professionals and has offices in New York, Los Angeles, London and Singapore. Since its inception, Apollo has managed more than $33 billion of capital across a wide variety of industries both domestically and internationally. Companies owned or controlled by Apollo Management, L.P. or in which Apollo Management, L.P. or its affiliates have a significant equity investment include, among others, Rexnord Holdings, Inc., Realogy Corporation, CEVA Group Plc, Verso, Momentive Performance Materials, Berry Plastics Group, Hexion Specialty Chemicals, Inc., Affinion Group Holdings and Noranda Aluminum Holding Corporation.

Metals USA Holdings and Metals USA

Metals USA Holdings Corp., which was formerly named Flag Holdings Corporation, was incorporated in Delaware on May 9, 2005. The principal executive offices of Metals USA Holdings Corp. are at One Riverway, Suite 1100, Houston, Texas 77056, and the telephone number there is (713) 965-0990.

We also maintain an internet site at http://www.metalsusa.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

Metals USA was incorporated in Delaware on July 3, 1996, and began operations upon completion of an initial public offering on July 11, 1997. On November 14, 2001, Metals USA filed for voluntary protection from its creditors under Chapter 11 of the United States Bankruptcy laws. It emerged from bankruptcy on October 31, 2002. Metals USA Holdings acquired Metals USA on November 30, 2005.

Summary of Terms of the Exchange Offer

In connection with the issuance of the old notes, we entered into a registration rights agreement with the initial purchasers of the old notes. Under the registration rights agreement, we agreed to deliver to you this prospectus by February 5, 2008, and to consummate the exchange offer by June 4, 2008. In the exchange offer you are entitled to exchange your old notes for exchange notes, which are identical in all material respects to the old notes except that:

•	the exchange notes have been registered under the Securities Act and will be freely tradable by persons who are not affiliated with us;

•	the exchange notes are not entitled to the registration rights that are applicable to the old notes under the registration rights agreement; and

•	our obligation to pay additional interest on the old notes if the exchange offer is not consummated by June 4, 2008 does not apply to the exchange notes.

The exchange offer

We are offering to exchange up to $300,000,000 aggregate principal amount of our registered Senior Floating Rate Toggle Notes Due 2012, for a like principal amount of our Senior Floating Rate Toggle Notes Due 2012, which were issued on July 10, 2007. Old notes may be exchanged only in denominations of $2,000 and any integral multiples of $1,000 in excess of $2,000.

Resales

Based on an interpretation by the staff of the SEC, set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” as defined in Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you:

•	are acquiring the exchange notes in the ordinary course of business; and

•

have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in, a distribution of the exchange notes.

In addition, each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for old notes that were acquired as a result of market-making or other trading activity must also acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For more information, see “Plan of Distribution.”

Any holder of old notes, including any broker-dealer, who

•	is our affiliate;

•	does not acquire the exchange notes in the ordinary course of its business; or

•	tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes;

cannot rely on the position of the staff of the SEC expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration date; withdrawal of tenders

The exchange offer will expire at 5:00 p.m. (New York City time) on                      , 2007, or such later date and time to which we extend it. We do not currently intend to extend the expiration date. A tender of old notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Conditions to the exchange offer	The exchange offer is subject to customary conditions, some of which we may waive. For more information, see “The Exchange Offer—Certain Conditions to the Exchange Offer.”

Procedures for tendering old notes

If you wish to accept the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a copy of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or the copy, together with the old notes and any other required documents, to the exchange agent at the address set forth on the cover of the letter of transmittal. If you hold old notes through The Depository Trust Company, or “DTC,” and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the exchange notes;

•

if you are a broker-dealer that will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of the exchange notes; and

•

you are not our “affiliate” as defined in Rule 405 under the Securities Act, or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Shelf registration statement

We will use our commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the old notes and to keep the shelf registration statement effective up to two years after the effective date of the shelf registration statement. These circumstances include:

•	if the exchange offer is not permitted by applicable law or SEC policy;

•	if the exchange offer has not been consummated on or before June 4, 2008;

•

if any initial purchaser so requests on or prior to the 60th day after the consummation of the registered exchange offer with respect to the old notes not eligible to be exchanged for the exchange notes and held by it following the consummation of the exchange offer; or

•

if any holder that participates in the exchange offer does not receive freely transferable exchange notes in exchange for tendered old notes and so requests on or prior to the 60th day after the consummation of the registered exchange offer.

Guaranteed delivery procedures

If you wish to tender your old notes, and your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other documents required by the letter of transmittal or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your old notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Effect on holders of old notes

As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, the exchange offer, we will have fulfilled a covenant contained in the registration rights agreement and, accordingly, we will not be obligated to pay additional interest as described in the registration rights agreement. If you are a holder of old notes and do not tender your old notes in the exchange offer, you will continue to hold such old notes, and you will be entitled to all the rights and limitations applicable to the old notes in the Indenture dated as of July 10, 2007, which we refer to in this prospectus as the “Indenture” or the “indenture,” except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

Consequences of failure to exchange

All untendered old notes will continue to be subject to the restrictions on transfer provided for in the old notes and in the indenture. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the old notes under the Securities Act.

Material United States federal income tax consequences

The exchange of old notes for exchange notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. For more information, see “Material United States Federal Income Tax Consequences.”

Use of proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer.

Exchange agent	Wells Fargo Bank, N.A. is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offer—Exchange Agent.”

Summary of Terms of the Exchange Notes

The following summary highlights all material information contained elsewhere in this prospectus but does not contain all the information that you should consider before participating in the exchange offer. The “Description of the Notes” section contains a more detailed description of the terms and conditions of the exchange notes. We urge you to read this entire prospectus, including the “Risk Factors” section and the consolidated financial statements and related notes.

In the exchange offer you are entitled to exchange your old notes for exchange notes, which are identical in all material respects to the old notes except that:

•	the exchange notes have been registered under the Securities Act and will be freely tradable by persons who are not affiliated with us;

•	the exchange notes are not entitled to the registration rights that are applicable to the old notes under the registration rights agreement; and

•	our obligation to pay additional interest on the old notes if the exchange offer is not consummated by June 4, 2008 does not apply to the exchange notes.

Issuer	Metals USA Holdings Corp.

Securities Offered	$300,000,000 initial aggregate principal amount of Senior Floating Rate Toggle Notes Due 2012.

Maturity Date	The exchange notes mature on July 1, 2012.

Interest Payment Dates	Interest on the exchange notes will be paid January 1, April 1, July 1 and October 1, commencing on October 1, 2007.

Interest

Cash interest on the exchange notes will accrue at a rate per annum, reset quarterly, equal to the London Interbank Offered Rate, which we refer to in this prospectus as “LIBOR,” plus the Spread (as defined below), and PIK Payment Interest (as defined below), if any, will accrue at a rate per annum, reset quarterly, equal to LIBOR plus 0.75% plus the Spread. The “Spread” means the amount equal to 6.00% plus (1) 0.25% for each interest period commencing on or after the first anniversary of the date of issuance of the old notes and prior to the second anniversary, (2) 0.50% for each interest period commencing on or after the second anniversary of the date of issuance of the old notes and prior to the third anniversary, and (3) 0.75% for each interest period commencing on or after the third anniversary of the date of issuance of the old notes. The initial four interest payments on the notes will be payable solely in cash. For any interest period thereafter, we may elect to pay interest (1) entirely in cash, (2) entirely by increasing the principal amount of the exchange notes or issuing new notes, which we refer to in this prospectus as the “PIK Interest,” or (3) on 50% of the outstanding principal amount of the notes in cash and on 50% of the outstanding principal amount of the notes, by increasing the principal amount of the outstanding notes or by issuing new notes, which we refer to in this prospectus as the “Partial PIK Interest”; PIK Interest and Partial PIK Interest are each referred to herein as the “PIK Payment.” If we elect to make a PIK Payment, we will increase the principal amount of the exchange notes or issue new notes in an amount equal to the amount of the PIK Payment for the applicable interest payment period to holders of the exchange notes on the relevant record date.

Guarantees	The exchange notes, like the old notes, will not be guaranteed by any of Metals USA Holdings’ subsidiaries.

Ranking	The exchange notes, like the old notes, will be Metals USA Holdings’ senior unsecured obligations. The indebtedness evidenced by the notes will rank:

•	equally with all of Metals USA Holdings’ existing and future senior indebtedness;

•	senior to all of Metals USA Holdings’ existing and future subordinated indebtedness; and

•	structurally subordinated to all indebtedness and other liabilities (including trade payables) of Metals USA Holdings’ subsidiaries.

As of June 30, 2007

•

Metals USA Holdings had $740.6 million of senior indebtedness (consisting of $320.0 million of advances under the ABL facility, $275.0 million of Metals USA notes, and $145.6 million of the old notes outstanding); and

•	Metals USA Holdings’ subsidiaries had approximately $834.1 million in total liabilities (excluding unused commitments).

See “Description of the Notes—Ranking.”

Optional Redemption

On and after January 15, 2008, Metals USA Holdings may redeem some or all of the exchange notes at any time at the respective redemption prices described in this prospectus, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

Change of Control

If Metals USA Holdings experiences a change of control and does not redeem the exchange notes, it will be required to make an offer to repurchase the exchange notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase.

Repurchase Offer upon Certain Equity Offerings

If Metals USA Holdings makes certain public offerings, sales or issuances of common stock, and does not redeem the exchange notes, it will be required to make an offer to repurchase the maximum principal amount of exchange notes that may be purchased out of the proceeds thereof, at a price equal to 100% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase.

Restrictive Covenants	The indenture governing the exchange notes contains covenants that, among other things, limit Metals USA Holdings’ ability and the ability of certain of its subsidiaries to:

•	incur or guarantee additional indebtedness or issue disqualified or preferred stock;

•	repurchase or redeem capital stock or subordinated indebtedness;

•	pay dividends or make distributions to our stockholders;

•	incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us;

•	transfer or sell assets;

•	create liens;

•	enter into transactions with our affiliates;

•	make investments or acquisitions; and

•	merge or consolidate with other companies or transfer all or substantially all of our assets.

These covenants are subject to a number of important limitations and exceptions as described under “Description of the Notes—Certain Covenants.”

SUMMARY HISTORICAL CONSOLIDATED AND

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

Set forth below are summary historical consolidated financial data and summary unaudited pro forma condensed consolidated financial data of our business, as of the dates and for the periods indicated. The summary historical consolidated financial data for the year ended December 31, 2004 and for the period from January 1, 2005 to November 30, 2005 for the Predecessor Company discussed below, and as of December 31, 2005 and for the period from May 9, 2005 (date of inception) to December 31, 2005 and as of December 31, 2006 and for the year ended December 31, 2006 for the Successor Company discussed below have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The Successor Company had no assets and conducted no operations from May 9, 2005 (date of inception) to November 30, 2005. The summary historical consolidated financial data as of December 31, 2004 presented in this table have been derived from our audited consolidated financial statements not included in this prospectus. The summary historical consolidated financial data as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 have been derived from our unaudited consolidated financial statements which are included elsewhere in this prospectus. The June 30, 2006 and 2007 unaudited financial statements have been prepared on a basis consistent with our audited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the periods presented. The results of any interim period are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year, and the historical results set forth below do not necessarily indicate results expected for any future period.

The summary unaudited pro forma condensed consolidated statements of operations and other financial data for the year ended December 31, 2006 give effect to additional borrowings in connection with the $25.0 million dividend paid to Metals USA Holdings’ stockholders in May 2006, which we refer to in this prospectus as the “May 2006 dividend,” the offering of the $150.0 million initial aggregate principal amount 2006 notes and the application of the net proceeds from the offering of the 2006 notes to pay a cash dividend of approximately $144.8 million to Metals USA Holdings’ stockholders, which include Apollo and certain members of its management, and to make a cash payment (partially in lieu of a cash dividend) of $4.2 million to its vested stock option holders, which include its directors and certain members of management, which we refer to, collectively, as the “January 2007 dividend,” the additional borrowings in connection with the June 2007 amendment to the ABL facility, as well as the offering of the old notes and the use of the proceeds therefrom as if they occurred on January 1, 2006. The summary unaudited pro forma condensed consolidated statements of operations and other financial data for the six months ended June 30, 2007 give effect to additional borrowings in connection with the June 2007 amendment to the ABL facility, as well as the offering of the old notes and the use of the proceeds therefrom as if they also occurred on January 1, 2006.

The summary condensed consolidated balance sheet data as of June 30, 2007 give effect to additional borrowings on the ABL facility for the payment of accrued interest on the 2006 notes assuming the redemption of the 2006 notes on June 30, 2007, as well as the offering of the old notes and the use of the proceeds therefrom as if they occurred on June 30, 2007. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable.

The summary unaudited pro forma condensed consolidated financial data are for informational purposes only and do not purport to represent what our results of operations or financial position actually would have been if the May 2006 dividend, the offering of the 2006 notes and the application of the net proceeds from the offering of the 2006 notes to pay the January 2007 dividend, the additional borrowings in connection with the June 2007 amendment to the ABL facility and the additional borrowings on the ABL facility for the payment of accrued interest on the 2006 notes assuming the redemption of the 2006 notes on June 30, 2007, had occurred at any date, and such data do not purport to project the results of operations for any future period.

After the consummation of the Apollo Transactions, Metals USA Holdings, along with its consolidated subsidiaries, are referred to collectively in this prospectus as the “Successor Company.” Prior to the consummation of the Transactions, Metals USA, along with its consolidated subsidiaries, is referred to collectively in this prospectus as the “Predecessor Company.” We applied Statement of Financial Accounting Standards No. 141, “Business Combinations,” which we refer to in this prospectus as “SFAS 141,” on November 30, 2005, or the closing date of the Merger, and, as a result, the Merger consideration was allocated to the respective fair values of the assets acquired and liabilities assumed from the Predecessor Company. As a result of the application of purchase accounting, the Successor Company balances and amounts presented in the consolidated financial statements and footnotes are not comparable with those of the Predecessor Company.

As a result of purchase accounting for the Apollo Transactions, the Merger consideration was allocated to the respective fair values of the assets acquired and liabilities assumed from the Predecessor Company. The fair value of inventories, property and equipment and intangibles (customer lists) were increased by $14.9 million, $118.6 million and $22.2 million, respectively. For the one-month period ended December 31, 2005, the Successor Company’s operating costs and expenses increased by $5.2 million ($4.1 million for cost of sales and $1.1 million of additional depreciation and amortization) as the inventory was sold and additional depreciation and amortization was recorded. For the year ended December 31, 2006, the Successor Company’s operating costs and expenses increased by $23.9 million ($10.8 million for cost of sales and $13.1 million of additional depreciation and amortization) as the inventory was sold and additional depreciation and amortization was recorded.

The summary historical consolidated and unaudited pro forma condensed consolidated financial data should be read in conjunction with “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Historical								Pro Forma		Historical				Pro Forma
	Predecessor Company				Successor Company
	Year Ended December 31,		Period from January 1 to November 30,		Period from May 9 (Date of Inception) to December 31,		Year Ended December 31,				Six Months Ended June 30,
	2004		2005		2005		2006		2006		2006		2007		2007
							(in millions)
Operations data:
Net sales	$1,509.8		$1,522.1		$116.9		$1,802.9		$1,802.9		$887.8		$943.5		$943.5
Costs and expenses:
Cost of sales (exclusive of operating and delivery, and depreciation and amortization shown below)	1,080.1		1,189.3		92.5		1,371.8		1,371.8		684.4		720.0		720.0
Operating and delivery	144.4		139.1		12.8		175.5		175.5		85.2		89.9		89.9
Selling, general and administrative	109.6		108.5		9.3		115.2		115.4		57.3		58.2		58.2
Depreciation and amortization(a)	2.0		3.1		1.4		21.4		21.4		8.8		10.3		10.3
Impairment of property and equipment	—		—		—		—		—				0.2		0.2

Operating income (loss)	173.7		82.1		0.9		119.0		118.8		52.1		64.9		64.9
Interest expense	8.4		12.0		4.1		54.6		93.9		24.9		39.0		48.7
Other (income) expense	(2.5)		(0.1)		—		(0.7)		(0.7)		(0.2)		(0.1)		(0.1)

Income (loss) before taxes	167.8		70.2		(3.2)		65.1		25.6		27.4		26.0		16.3
Provision (benefit) for income taxes	63.3		26.7		(1.2)		25.8		10.4		11.4		10.5		6.7

Net income (loss)	$104.5		$43.5		$(2.0)		$39.3		$15.2		$16.0		$15.5		$9.6

Cash flow data:
Cash flows provided by (used in) operating activities	$(128.6)		$170.1		$7.3		$(45.7)		N/A		(15.9)		32.7		N/A
Cash flows provided by (used in) investing activities	(16.0)		(15.8)		(434.5)		(61.0)		N/A		(52.5)		(9.9)		N/A
Cash flows provided by (used in) financing activities	145.8		(120.7)		438.5		251.2		N/A		76.4		(160.9)		N/A
Other operating data:
Shipments (in thousands of tons)	1,502		1,332		107		1,505		1,505		775		736		736
Capital expenditures	17.4		15.9		4.4		16.9		16.9		7.0		11.0		11.0
Other financial data:
Deficiency of earnings to fixed charges	—		—		$3.2	(b)	—		—		—		—		—
Ratio of earnings to fixed charges(c)	13.3	x	5.1	x	0.3	x(b)	2.1	x	1.3	x	2.0	x	1.6	x	1.3	x
Debt covenant compliance
EBITDA(d)	$175.7		$85.6		$2.4		$141.6		$141.4		$61.3		$75.9		$75.9
Adjusted EBITDA(d)	$180.7		$101.6		$7.0		$156.2		$159.9		$73.3		$80.2		$80.2

	Historical				Pro Forma
	Predecessor Company	Successor Company
	As of December 31,			As of June 30,
	2004	2005	2006	2007	2007
	(in millions)
Balance sheet data:
Cash	$12.6	$11.3	$155.8	$17.7	$17.7
Total assets	710.0	795.3	1,127.0	993.8	994.4
Total debt	270.6	473.5	755.4	746.9	900.6
Total liabilities	381.8	662.9	979.4	979.5	1,129.7
Stockholders’ equity (deficit)	328.2	132.4	147.6	14.3	(135.3)

(a)	Excludes depreciation expense reflected in cost of sales for the Building Products Group.
(b)	The ratio of earnings to fixed charges for the combined Predecessor Company for the period from January 1, 2005 to November 30, 2005 and the Successor Company for the period from May 9, 2005 (Date of Inception) to December 31, 2005 was 4.1x.
(c)	For the purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes and discontinued operations plus fixed charges. Fixed charges consist of financing costs and the portion of operational rental expense which management believes is representative of interest within rent expense.
(d)	EBITDA is defined as net income (loss) before interest, taxes, depreciation and amortization and is used by management, together with Adjusted EBITDA, as a measure for certain performance-based bonus plans. Adjusted EBITDA, as contemplated by our credit documents, is used by our lenders for debt covenant compliance purposes. Adjusted EBITDA is EBITDA adjusted to eliminate management fees to related parties, one-time, non-recurring charges related to the use of purchase accounting, and other non-cash income or expenses, which are more particularly defined in our credit documents and the indenture governing the notes. Our credit documents and the indenture governing the notes require us to meet or exceed specified minimum financial measures before we will be permitted to consummate certain acts, such as complete acquisitions, declare or pay dividends and incur additional indebtedness, and one of the more significant measures contained in our credit documents and the indenture governing the notes is Adjusted EBITDA. We have presented Adjusted EBITDA on a pro forma basis since management plans on using Adjusted EBITDA as a benchmark for developing its ongoing measures for performance-based bonus plans and because our lenders plan on using Adjusted EBITDA in the manner described above. We believe that pro forma EBITDA and Adjusted EBITDA are more representative of our performance, since they give the full year effect to the recent acquisitions. We also believe that EBITDA and Adjusted EBITDA are useful to investors because the measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. EBITDA and Adjusted EBITDA are not recognized terms under generally accepted accounting principles, which we refer to in this prospectus as “GAAP,” should not be viewed in isolation and do not purport to be an alternative to net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. There are material limitations associated with making the adjustments to our earnings to calculate EBITDA and Adjusted EBITDA and using these non-GAAP financial measures as compared to the most directly comparable U.S. GAAP financial measures. For instance, EBITDA and Adjusted EBITDA do not include:

•	interest expense, and, because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;

•	depreciation and amortization expense, and, because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue; and

•	tax expense, and, because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate.

Additionally, neither EBITDA nor Adjusted EBITDA is intended to be a measure of free cash flow for management’s discretionary use, as neither considers certain cash requirements, such as capital expenditures, contractual commitments, interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures for other companies.

Below is a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA.

	Historical				Pro Forma	Historical		Pro Forma
	Predecessor Company		Successor Company
	Year Ended December 31,	Period from January 1, to November 30,	Period from May 9 (Date of Inception) to December 31,	Year Ended December 31,		Six Months Ended June 30,
	2004	2005	2005	2006	2006	2006	2007	2007
				(dollars in millions)
Net income (loss)	$104.5	$43.5	$(2.0)	$39.3	$15.2	$16.0	$15.5	$9.6
Depreciation and amortization	2.0	3.5	1.5	22.6	22.6	9.2	11.0	11.0
Interest expense	8.4	12.0	4.1	54.6	93.9	24.9	39.0	48.7
Provision (benefit) for income taxes	63.3	26.7	(1.2)	25.8	10.4	11.4	10.5	6.7
Other (income) expense	(2.5)	(0.1)	—	(0.7)	(0.7)	(0.2)	(0.1)	(0.1)

EBITDA	175.7	85.6	2.4	141.6	141.4	61.3	75.9	75.9
Indenture covenant defined adjustments:
Inventory purchase adjustments(1)	—	—	4.1	10.8	10.8	10.8	—	—
Stock options and grant expense(2)	—	15.0	0.4	1.2	1.4	0.6	3.7	3.7
Write-off prepaid expenses as result of Merger(3)	—	0.3	—	—	—	—	—	—
Effect of acquisitions(4)			—	—	3.7	—	—	—
Facilities closure(5)	5.0	—	—	1.4	1.4	—	—	—
Severance costs(6)	—	0.7	—	—	—	—	—	—
Management fees(7)	—	—	0.1	1.2	1.2	0.6	0.6	0.6

Adjusted EBITDA	$180.7	$101.6	$7.0	$156.2	$159.9	$73.3	$80.2	$80.2

Fixed charge coverage ratio(8)	N/A	N/A	N/A	1.51	1.47	1.21	1.64	1.44

(1)

As a result of management’s analysis and evaluation of the replacement cost of inventory at the date of the closing of the Transactions, a purchase accounting increase in the fair value of inventory of $14.9 million was recorded as of December 1, 2005, with $4.1 million of that amount charged to cost of sales in December 2005 and $10.8 million charged to cost of sales in the first quarter of 2006.

(2)	The Predecessor Company paid $14.6 million on the closing date of the Merger to holders of 1,081,270 vested in-the-money options and holders of 45,437 restricted stock grant awards. Those amounts were recorded as an administrative expense during the period from January 1, 2005 to November 30, 2005. The remaining stock options and grant expense represented non-cash charges to expense.
(3)	These prepaid amounts were written off as a result of the Transactions.
(4)	Amount represents incremental EBITDA from the 2006 Acquisitions as if they had taken place on January 1, 2006. The financial information from the 2006 Acquisitions is based on unaudited financial statements for each of Port City and Dura-Loc. Included in such incremental EBITDA are estimated cost savings and other synergies specifically identified in connection with the 2006 Acquisitions of $0.4 million for the pre-acquisition period during 2006. These estimated synergies include lower feedstock costs due to leveraged purchasing and operational process improvements, lower selling expenses due to better geographic sales coverage and elimination of redundant sales positions, and improved operating results by the impact of additional value-added processing equipment that Port City recently added to its facility.
(5)	This amount represents $5.0 million of charges in the Building Products Group for the elimination of one layer of management and closure of eleven facilities in 2004.
(6)	This amount represents severance costs of management personnel that were replaced as part of the Transactions.
(7)	Includes accrued expenses related to the management agreement we have with Apollo, pursuant to which Apollo or its affiliates provide us with management services. See “Certain Relationships and Related Party Transactions—Apollo Management Agreements.”
(8)	This amount represents the fixed charge coverage ratio, which we refer to in this prospectus as the “FCCR,” as defined by the ABL facility, which is not applicable for the Predecessor Company, which operated under a different revolving credit facility, or for the period from May 9, 2005 (date of inception) to December 31, 2005 of the Successor Company because the FCCR is based on a rolling four-quarter period.

R ISK FACTORS

Investing in our notes involves a high degree of risk. You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before investing in our notes, or deciding whether you will or will not participate in our exchange offer. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your original investment.

Risks Related to this Exchange Offer and the Notes

Because Metals USA Holdings is the sole obligor of the exchange notes, and its subsidiaries will not guarantee its obligations under the exchange notes or have any obligation with respect to the exchange notes, the exchange notes will be structurally subordinated to the debt and liabilities of its subsidiaries.

Metals USA Holdings has no operations of its own and derives all of its revenues and cash flow from its subsidiaries. Its subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the exchange notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or otherwise.

As of June 30, 2007, on a pro forma basis after giving effect to the proceeds from the old notes, the aggregate amount of indebtedness and other liabilities of its subsidiaries (including trade payables) that would have been structurally senior to the exchange notes would have been $842.4 million. Further, approximately $111.5 million would have been available to its subsidiaries for additional borrowing under the ABL facility. Holders of the exchange notes will not have any claim as creditors against its subsidiaries. None of its subsidiaries will guarantee its obligations under the exchange notes. The exchange notes are structurally subordinated to any existing and future indebtedness and other liabilities of any of its subsidiaries, even if those obligations do not constitute indebtedness. In the event of a bankruptcy, liquidation or reorganization or similar proceeding, the exchange notes will be structurally subordinated to the claims of the creditors of its subsidiaries, including the lenders under the ABL facility, holders of the Metals USA notes, trade creditors and holders of other indebtedness of those subsidiaries. Accordingly, there might only be a limited amount of assets available to satisfy your claims as a holder of the exchange notes upon an acceleration of the maturity of the exchange notes. Metals USA Holdings cannot assure you that if its subsidiaries have their debt accelerated, it will be able to repay the exchange notes. It also cannot assure you that its assets and its subsidiaries’ assets will be sufficient to fully repay the notes and its subsidiaries’ other indebtedness. See “Description of Certain Indebtedness.”

Metals USA Holdings may not have access to the cash flow and other assets of its subsidiaries that may be needed to make payments on the exchange notes.

Metals USA Holdings is a holding company with no operations or assets of its own. Metals USA Holdings’ only asset is its common equity interest in Flag Intermediate, another holding company whose only asset is its common equity interest in Metals USA. Metals USA Holdings’ operations are conducted through Metals USA and its subsidiaries, and Metals USA Holdings’ ability to make payments on the notes is dependent on the earnings and the distribution of funds from its subsidiaries through loans, dividends or otherwise. However, none of its subsidiaries is obligated to make funds available to it for payment on the exchange notes.

The terms of the ABL facility and the terms of the indenture governing the Metals USA notes each significantly restrict Metals USA Holdings’ subsidiaries from paying dividends and otherwise transferring assets to it. The terms of each of those debt instruments provide Metals USA with “baskets” that can be used to make certain types of “restricted payments,” including dividends or other distributions to Flag Intermediate and to Metals USA Holdings. Metals USA Holdings cannot assure you that Metals USA will have sufficient payment capacity in the baskets with respect to either the ABL facility or the Metals USA notes in order to make payments upon a change of control or payments at the maturity of the exchange notes. In addition, the terms of any future indebtedness incurred by Metals USA, Flag Intermediate or any other subsidiary of Metals USA Holdings may include additional restrictions on their ability to make funds available to Metals USA Holdings to make payments on the exchange notes, which may be more restrictive than those contained in the terms of the ABL facility and Metals USA notes.

In the event Metals USA Holdings does not have sufficient cash available to it to make any required payments on the exchange notes, it and its subsidiaries will be required to adopt one or more alternatives, such as refinancing all of its and its subsidiaries’ indebtedness, obtaining the consents from the lenders in respect of that indebtedness, selling equity securities or seeking capital contributions from its affiliates. None of its affiliates is obligated to make any capital contributions, loans or other payments to it with respect to its obligations on the exchange notes.

Further, Metals USA Holdings cannot assure you that any of the foregoing actions could be effected on satisfactory terms, if at all, or that any of the foregoing actions would enable it to refinance its or its subsidiaries’ indebtedness or pay the required amounts on the exchange notes, or that any of such actions would be permitted by the terms of the indenture governing the exchange notes or the terms of any other debt of it or its subsidiaries then in effect. See “Description of Certain Indebtedness.”

Metals USA Holdings’ and its subsidiaries’ substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk and prevent us from meeting our obligations under the exchange notes.

Metals USA Holdings and its subsidiaries have substantial leverage. As of June 30, 2007, after giving pro forma effect to additional borrowings on the ABL facility for the payment of accrued interest on the 2006 notes assuming the redemption of the 2006 notes on June 30, 2007, as well as the use of proceeds from the old notes, our total indebtedness would have been $900.6 million (which includes $328.3 million under the ABL facility, $275.0 million under the Metals USA notes, $5.7 million under an IRB, $0.6 million in vendor financing and purchase money notes and the old notes). Further, approximately $111.5 million would have been available to subsidiaries of Metals USA Holdings for additional borrowing under the ABL facility. On the same pro forma basis, interest expense would have been $93.9 million and $48.7 million for the year ended December 31, 2006 and six months ended June 30, 2007, respectively. Metals USA Holdings, and its subsidiaries’ substantial level of indebtedness increases the possibility that they may be unable to generate cash sufficient to pay when due the principal of, interest on or other amounts due, including the repurchase obligation upon the occurrence of specified change of control events, in respect of their indebtedness.

Metals USA Holdings, and its subsidiaries’ substantial indebtedness could have important consequences for you, including:

•	making it more difficult for Metals USA Holdings to make payments on the exchange notes;

•	making it difficult for Metals USA to make payments on its debt and, therefore, to make distributions to Metals USA Holdings;

•	exposing them to the risk of increased interest rates as certain of their borrowings will be at variable rates of interest;

•

limiting, along with the financial and other restrictive covenants in their indebtedness, among other things, their ability to borrow money, dispose of assets or sell equity for our working capital, capital expenditures, dividend payments, debt service requirements, strategic initiatives or other purposes;

•	limiting their flexibility in planning for, or reacting to, changes in their operations or business;

•	increasing their vulnerability to general economic and industry conditions;

•	placing them at a competitive disadvantage compared to some of their competitors who have less debt; and

•

having a material adverse effect on Metals USA Holdings’ and its subsidiaries’ business and financial condition or results of operations if they were unable to service their indebtedness or obtain additional financing, as needed.

In addition, if Metals USA and its subsidiaries make certain asset sales and are prohibited from funding a dividend to Metals USA Holdings, Metals USA Holdings will not be required to make an asset sale offer under the indenture.

The indenture governing the exchange notes contains, and Metals USA Holdings’ subsidiaries’ debt agreements impose, significant operating and financial restrictions, and Metals USA Holdings and its subsidiaries may not be able to make payments on their indebtedness, which would have a material adverse effect on their business, financial condition or results of operations.

The indenture governing the exchange notes contains, and the ABL facility and the indenture governing the Metals USA notes contain, various covenants that limit or prohibit Metals USA Holdings’ and its subsidiaries’ ability, among other things, to:

•	incur or guarantee additional indebtedness or issue certain preferred shares;

•

pay dividends on its and its subsidiaries’ capital stock or redeem, repurchase, retire or make distributions in respect of its and its subsidiaries’ capital stock or subordinated indebtedness or make other restricted payments;

•	make certain loans, acquisitions, capital expenditures or investments;

•	sell certain assets, including stock of its subsidiaries;

•	create or incur liens;

•	consolidate, merge, sell, transfer or otherwise dispose of all or substantially all of its assets; and

•	enter into certain transactions with its affiliates.

In addition, under the ABL facility, if Metals USA’s borrowing availability falls below a specified threshold, Metals USA is required to satisfy and maintain a minimum fixed charge coverage ratio not less than 1.0 to 1.0. The fixed charge coverage ratio is determined by dividing (1) the sum of EBITDA (as defined by and adjusted in accordance with the loan and security agreement governing the ABL facility) minus income taxes paid in cash and non-financed capital expenditures by (2) the sum of certain distributions paid in cash, cash interest expense and scheduled principal reductions on debt. Metals USA’s ability to meet the required fixed charge coverage ratio can be affected by events beyond its control, and Metals USA Holdings cannot assure you that it will meet this ratio.

The restrictions contained in the agreements that govern the terms of Metals USA Holdings’ and its subsidiaries’ debt could:

•	limit their ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans;

•

adversely affect their ability to finance their operations, to enter in strategic acquisitions, investments or other capital needs or to engage in other business activities that would be in their interest; and

•	limit their access to the cash generated by Metals USA Holdings’ subsidiaries.

A breach of any of these covenants could result in a default under the ABL facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Activities—Covenant Compliance.”

Upon the occurrence of an event of default under the ABL facility, the lenders could elect to declare all amounts outstanding under the ABL facility to be immediately due and payable and terminate all commitments to extend further credit. If Metals USA is unable to repay those amounts, the lenders under the ABL facility could proceed against the collateral granted to them to secure the ABL facility on a first-priority lien basis. If the lenders under the ABL facility accelerate the repayment of borrowings, such acceleration could have a material adverse effect on our business, financial condition or results of operations. In addition, upon acceleration Metals USA may not have sufficient assets to repay the ABL facility and/or Metals USA Holdings may be unable to repay the exchange notes.

For a more detailed description on the limitations on Metals USA Holdings’ and its subsidiaries’ ability to incur additional indebtedness, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Activities,” “Description of Certain Indebtedness” and “Description of the Notes—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Despite Metals USA Holdings’ and its subsidiaries’ substantial indebtedness, they may still be able to incur significantly more debt. This could increase the risks associated with their substantial leverage, including their ability to service their indebtedness.

The terms of the indenture governing the exchange notes, the ABL facility and the indenture governing the Metals USA notes contain restrictions on Metals USA Holdings’ and/or its subsidiaries’ ability to incur additional indebtedness. These restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Accordingly, Metals USA Holdings and its subsidiaries could incur significant additional indebtedness in the future. As of June 30, 2007, after giving pro forma effect to additional borrowings on the ABL facility for the payment of accrued interest on the 2006 notes assuming the redemption of the 2006 notes on June 30, 2007, as well as the proceeds from the old notes, Metals USA would have had approximately $111.5 million available for additional borrowing under the ABL facility, including the subfacility for letters of credit. If Metals USA Holdings or its subsidiaries incur additional debt, the risks associated with their substantial leverage, including their ability to service their debt, would increase. In addition, if the additional debt is incurred by Metals USA Holdings’ subsidiaries, the risks described above under “—Because Metals USA Holdings is the sole obligor of the exchange notes, and its subsidiaries will not guarantee its obligations under the exchange notes or have any obligation with respect to the exchange notes, the exchange notes will be structurally subordinated to the debt and liabilities of its subsidiaries” will increase.

Because a substantial portion of the indebtedness of Metals USA Holdings and its subsidiaries bears interest at rates that fluctuate with changes in certain prevailing short-term interest rates, Metals USA Holdings and its subsidiaries are vulnerable to interest rate increases.

A substantial portion of Metals USA Holdings’ and its subsidiaries’ indebtedness, including the exchange notes offered hereby, bears interest at rates that fluctuate with changes in certain short-term prevailing interest rates. As of June 30, 2007, after giving pro forma effect to additional borrowings on the ABL facility for the payment of accrued interest on the 2006 notes assuming the redemption of the 2006 notes on June 30, 2007, as well as the application of the use of proceeds from the old notes, we would have had approximately $625.0 million of floating rate debt under the notes, the ABL facility and the IRB. Additionally, Metals USA Holdings’ subsidiaries would have had an additional $111.5 million available for borrowing under the ABL facility as of that date. A 1% increase in the interest rate on their floating rate debt would have increased interest expense under the ABL facility and the notes by approximately $6.3 million. If interest rates increase dramatically, Metals USA Holdings and its subsidiaries could be unable to service their debt, which could have a material adverse effect on their business, financial condition or results of operations.

Metals USA Holdings’ and its subsidiaries’ ability to service their indebtedness requires a significant amount of cash, and their ability to generate cash depends on many factors beyond their control.

Metals USA Holdings has no operations of its own and conducts its operations through its operating subsidiaries. As a result, it depends on those entities for dividends and other payments to generate the funds necessary to meet its financial obligations, including payments on its indebtedness. It cannot be certain that its earnings and the earnings of its operating subsidiaries will be sufficient to allow it to make payments in respect of the notes and meet its other obligations. The issuance of the old notes increased its pro forma annual cash interest expense by approximately $34.1 million, unless it elects to pay PIK Interest (as defined in “Description of the Notes”) on the notes. Its subsidiaries’ ability to generate cash from their operations is subject to weather, general economic, financial, competitive, legislative, regulatory and other factors that are beyond their control. As a result, their business may not generate sufficient cash flow from operations in amounts sufficient to enable Metals USA Holdings to make payments in respect of the exchange notes or service any of its other debt and to fund its other liquidity needs. If it does not have sufficient liquidity, Metals USA Holdings or its operating subsidiaries will have to take actions such as reducing or delaying strategic acquisitions, investments, capital expenditures and joint ventures, selling assets, restructuring or refinancing their debt or seeking additional equity capital. These remedies may not, if necessary, be effected on commercially reasonable terms, or at all. In addition, the terms of existing or future debt instruments, including the ABL facility and the indenture governing the Metals USA notes, may restrict Metals USA Holdings from adopting some of these alternatives. Furthermore, Apollo has no continuing obligation to provide Metals USA Holdings with debt or equity financing. Therefore, because of these and other factors beyond Metals USA Holdings’ control, it may be unable to service its debt, including the exchange notes.

If the subsidiaries of Metals USA Holdings default on their obligations to pay their indebtedness, Metals USA Holdings may not be able to make payments on the exchange notes.

If the subsidiaries of Metals USA Holdings are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on their indebtedness, or if they otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing their indebtedness, Metals USA Holdings could be in default under the terms of the agreements governing such indebtedness. If Metals USA Holdings’ subsidiaries’ operating performance declines in the future, they may need to obtain waivers from the lenders in respect of their indebtedness to avoid being in default. Metals USA Holdings’ subsidiaries, however, may not be able to obtain any requested waivers. In the event of a default, the holders of such indebtedness could elect to declare all funds borrowed thereunder to be due and payable, together with all accrued and unpaid interest, the lenders under the ABL facility could terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against Metals USA Holdings’ subsidiaries’ assets, and such subsidiaries could be forced into bankruptcy or liquidation. Any of the foregoing could prevent Metals USA Holdings from paying principal, premium, if any, and interest on the exchange notes and substantially decrease the market value of the exchange notes.

Metals USA Holdings may not be able to repurchase the exchange notes upon a change of control.

Upon a change of control as defined in the indenture governing the exchange notes, Metals USA Holdings will be required to make an offer to repurchase all outstanding notes at 101% of their principal amount, plus accrued and unpaid interest, unless it gives notice of its intention to exercise its right to redeem the exchange notes. The source of funds for any such purchase of the notes will be its available cash or cash generated from the operations of its subsidiaries or other sources, including borrowings, sales of assets or sales of equity. It may not be able to repurchase the exchange notes upon a change of control because it or its subsidiaries may not have sufficient funds, or because the terms of the debt instruments of its subsidiaries do not permit dividends or other asset transfers to be made to it. In the event a change of control occurs at a time when it does not have access to cash flow from its subsidiaries, it may seek the consent of the applicable lenders and debt holders in respect of its subsidiaries’ indebtedness to permit the dividend or other transfer of assets to it as is necessary to permit it to purchase the exchange notes, although it may not be able to do so.

A failure to make the applicable change of control offer or to pay the applicable change of control purchase price when due would result in a default under the indenture. The occurrence of a change of control would also constitute an event of default under the ABL facility and the indenture governing the Metals USA notes and may constitute an event of default under the terms of its or its subsidiaries’ other indebtedness. The terms of the loan agreement governing the ABL facility limit Metals USA’s right to purchase or redeem certain indebtedness of Metals USA. In the event any purchase or redemption is prohibited, Metals USA may seek to obtain waivers from the required lenders under the ABL facility or the noteholders under the Metals USA notes to permit the required repurchase or redemption, but it may not be able to do so. As a result, if Metals USA Holdings experiences a change of control, its subsidiaries may not have sufficient financial resources to satisfy the obligations under the ABL facility and the Metals USA notes, and Metals USA Holdings may not have sufficient financial resources to satisfy its obligations under the exchange notes offered hereby. See “Description of the Exchange Notes—Change of Control.”

Federal and state statutes may allow courts, under specific circumstances, to void the notes and require note holders to return payments received.

Metals USA Holdings used a portion of the proceeds from the sale of the old notes to pay a dividend to its equity holders. Its issuance of both the old notes and the exchange notes may be subject to review under state and federal laws if a bankruptcy, liquidation or reorganization case or a lawsuit, including in circumstances in which bankruptcy is not involved, were commenced at some future date by it or on behalf of its unpaid creditors. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer and fraudulent conveyance laws, a court may void or otherwise decline to enforce the notes or a court may subordinate the notes to Metals USA Holdings’ and its subsidiaries’ existing and future indebtedness. While the relevant laws may vary from state to state, a court might void or otherwise decline to enforce the notes if it found that when Metals USA Holdings issued the notes, or, in some states, when payments became due under the notes, it received less than reasonably equivalent value or fair consideration and either:

•	it was insolvent or rendered insolvent by reason of such incurrence; or

•	it was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	it intended to incur, or believed or reasonably should have believed that it would incur, debts beyond its ability to pay such debts as they mature; or

•	it was a defendant in an action for money damages, or had a judgment for money damages docketed against it if, in either case, after final judgment, the judgment is unsatisfied.

The court might also void the notes without regard to the above factors, if the court found that Metals USA Holdings issued the notes with actual intent to hinder, delay or defraud our creditors.

A court would likely find that Metals USA Holdings did not receive reasonably equivalent value or fair consideration for the notes if it did not substantially benefit directly or indirectly from the issuance of the notes. As a general matter, value is given for a note if, in exchange for the note, property is transferred or an antecedent debt is satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

The measures of insolvency applied by courts will vary depending upon the particular fraudulent transfer law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an entity would be considered insolvent if:

•	the sum of its debts, including subordinated and contingent liabilities, were greater than the fair saleable value of its assets; or

•

if the present fair saleable value of its assets were less than the amount that would be required to pay the probable liability on its existing debts, including subordinated and contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

In the event of a finding that a fraudulent conveyance or transfer has occurred, the court may void, or hold unenforceable, the notes, which could mean that you may not receive any payments on the notes and the court may direct you to repay any amounts that you have already received from Metals USA Holdings for the benefit of its creditors. Furthermore, the holders of voided notes would cease to have any direct claim against Metals USA Holdings. Consequently, Metals USA Holdings’ assets would be applied first to satisfy its other liabilities, before any portion of its assets could be applied to the payment of the notes. Sufficient funds to repay the notes may not be available from other sources. Moreover, the voidance of the notes could result in an event of default with respect to its other debt that could result in acceleration of such debt (if not otherwise accelerated due to insolvency or other proceeding).

If you fail to exchange your old notes, they will continue to be restricted securities and may become less liquid.

Old notes that you do not tender or that we do not accept will, following the exchange offer, continue to be restricted securities, and you may not offer to sell them except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We will issue the exchange notes in exchange for the old notes in the exchange offer only following the satisfaction of the procedures and conditions set forth in “The Exchange Offer—Procedures for Tendering.” Such procedures and conditions include timely receipt by the exchange agent of such old notes and of a properly completed and duly executed letter of transmittal. Because we anticipate that most holders of the old notes will elect to exchange their old notes, we expect that the liquidity of the market for the old notes remaining after the completion of the exchange offer will be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount at maturity of the old notes. Further, following the exchange offer, if you did not tender your old notes, you generally would not have any further registration rights, and such old notes would continue to be subject to certain transfer restrictions.

There may be no active trading market for the exchange notes, and if one develops, it may not be liquid.

The exchange notes will constitute new issues of securities for which there is no established trading market. Metals USA Holdings does not intend to list the exchange notes on any national securities exchange or to seek the admission of the exchange notes for quotation through the National Association of Securities Dealers Automated Quotation System. Although the initial purchaser advised Metals USA Holdings that it intended to make a market in the exchange notes, it is not obligated to do so and may discontinue such market-making activity at any time without notice. In addition, market-making activity will be subject to the limits imposed by the Securities Act and the Securities and Exchange Act of 1934, as amended, which we refer to in this prospectus as the “Exchange Act,” and may be limited during the exchange offer and the pendency of any shelf registration statement. Although Metals USA Holdings expects that the exchange notes will be eligible for trading in The PORTALSM Market, there can be no assurance as to the development or liquidity of any market for the exchange notes, the ability of the holders of the exchange notes to sell their exchange notes or the price at which the holders would be able to sell their exchange notes. Future trading prices of the exchange notes will depend on many factors, including:

•	Metals USA Holdings’ subsidiaries’ operating performance and financial condition;

•	the interest of securities dealers in making a market in the exchange notes; and

•	the market for similar securities.

Historically, the market for non-investment-grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes offered hereby. The market for the exchange notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of your exchange notes.

Broker-dealers may become subject to the registration and prospectus delivery requirements of the Securities Act and any profit on the resale of the exchange notes may be deemed to be underwriting compensation under the Securities Act.

Any broker-dealer that acquires exchange notes in the exchange offer for its own account in exchange for old notes which it acquired through market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the exchange notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

You may not receive the exchange notes in the exchange offer if the exchange offer procedures are not properly followed.

We will issue the exchange notes in exchange for your old notes only if you properly tender the old notes before expiration of the exchange offer. Neither we nor the exchange agent are under any duty to give notification of defects or irregularities with respect to the tenders of the old notes for exchange. If you are the beneficial holder of old notes that are held through your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such notes in the exchange offer, you should promptly contact the person through whom your old notes are held and instruct that person to tender on your behalf.

Risks Related to Our Business

Our business, financial condition and results of operations are heavily impacted by varying metals prices.

Metals costs typically represent approximately 75% of our net sales. Metals costs can be volatile due to numerous factors beyond our control, including domestic and international economic conditions, labor costs, production levels, competition, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials for us, and may, therefore, adversely affect our net sales, operating margin and net income. Our metals service centers maintain substantial inventories of metal to accommodate the short lead-times and just-in-time delivery requirements of our customers. Accordingly, we purchase metal in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers, which we base on information derived from customers, market conditions, historic usage and industry research. Our commitments for metal purchases are generally at prevailing market prices in effect at the time we place our orders. We have no substantial long-term, fixed-price purchase contracts. When raw material prices rise, we may not be able to pass the price increase on to our customers. When raw material prices decline, customer demands for lower prices could result in lower sale prices and, to the extent we reduce existing inventory quantities, lower margins. There have been historical periods of rapid and significant movements in the prices of metal both upward and downward. Any limitation on our ability to pass through any price increases to our customers could have a material adverse effect on our business, financial condition or results of operations.

Changes in metal prices also affect our liquidity because of the time difference between our payment for our raw materials and our collection of cash from our customers. We sell our products and typically collect our accounts receivable within 45 days after the sale; however, we tend to pay for replacement materials (which are more expensive when metal prices are rising) over a much shorter period, in part to benefit from early-payment discounts. As a result, when metal prices are rising, we tend to draw more on the ABL facility to cover the cash flow cycle from our raw material purchases to cash collection. This cash requirement for working capital is higher in periods when we are increasing inventory quantities, as we did at the end of 2004. Our liquidity is thus adversely affected by rising metal prices. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Operating and Investing Activities.”

Our operating results could be negatively affected during economic downturns because the demand for our products is cyclical.

Many of our products are used in businesses that are, to varying degrees, cyclical and have historically experienced periodic downturns due to economic conditions, energy prices, consumer demand and other factors beyond our control. These economic and industry downturns have been characterized by diminished product demand, excess capacity and, in some cases, lower average selling prices for our products. Therefore, any significant downturn in one or more of the markets that we serve, one or more of the end-markets that our customers serve or in economic condition in general could result in a reduction in demand for our products and could have a material adverse effect on our business, financial condition or results of operations. Additionally, as an increasing amount of our customers relocate their manufacturing facilities outside of the United States, we may not be able to maintain our level of sales to those customers. As a result of the depressed economic conditions and reduction in construction in the northeastern United States in the years 2000 through the middle of 2002, our customers in such geographic areas had lower demand for our products. Concurrent reduced demand in a number of these markets combined with the foreign relocation of some of our customers could have an adverse effect on our business, financial condition or results of operations.

Our customers sell their products abroad, and some of our suppliers buy feedstock abroad. As a result, our business is affected by general economic conditions and other factors outside the United States, primarily in Europe and Asia. Our suppliers’ access to metal, and therefore our access to metal, is additionally affected by such conditions and factors. Similarly, the demand for our customers’ products, and therefore our products, is affected by such conditions and factors. These conditions and factors include further increased prices of steel, enhanced imbalances in the world’s iron ore, coal and steel industries, a downturn in world economies, increases in interest rates, unfavorable currency fluctuations, including the weak U.S. dollar, or a slowdown in the key industries served by our customers. In addition, demand for the products of our Building Products Group has been and is expected to continue to be adversely affected if consumer confidence falls, since the results of that group depend on a strong residential remodeling industry, which in turn has been partially driven by relatively high consumer confidence.

We rely on metal suppliers in our business and purchase a significant amount of metal from a limited number of suppliers. Termination of one or more of our relationships with any of these suppliers could have a material adverse effect on our business, financial condition or results of operations because we may be unable to obtain metal from other sources in a timely manner or at all.

We use a variety of metals in our business. Our operations depend upon obtaining adequate supplies of metal on a timely basis. We purchase most of our metal from a limited number of metal suppliers. As of June 30, 2007, the top two metals producers represent a significant portion of our total metal purchasing cost. Termination of one or more of our relationships with either of these suppliers could have a material adverse effect on our business, financial condition or results of operations if we were unable to obtain metal from other sources in a timely manner.

In addition, the domestic metals production industry has experienced consolidation in recent years. As of June 30, 2007, the top three metals producers together control over 60% of the domestic flat rolled steel market. Further consolidation could result in a decrease in the number of our major suppliers or a decrease in the number of alternative supply sources available to us, which could make it more likely that termination of one or more of our relationships with major suppliers would result in a material adverse effect on our business, financial condition or results of operations. Consolidation could also result in price increases for the metal that we purchase. Such price increases could have a material adverse effect on our business, financial condition or results of operations if we were not able to pass these price increases on to our customers.

Intense competition among many competitors could adversely affect our profitability.

We are engaged in a highly fragmented and competitive industry. We compete with a large number of other value-added metals processor/service centers on a regional and local basis, some of which may have greater financial resources than we have. We also compete, to a much lesser extent, with primary metals producers, who typically sell to very large customers requiring regular shipments of large volumes of metals. One competitive factor, particularly in the ferrous Flat Rolled business, is price. We may be required in the future to reduce sales volumes to maintain our level of profitability. Increased competition in any of our businesses could have a material adverse effect on our business, financial condition or results of operations.

A failure to retain our key employees could adversely affect our business.

We are dependent on the services of our President, Chief Executive Officer and Chairman, Mr. C. Lourenço Gonçalves, and other members of our senior management team to remain competitive in our industry. There is a risk that we will not be able to retain or replace these key employees. Our current key employees are subject to employment conditions or arrangements that permit the employees to terminate their employment without notice. Other than a life insurance policy maintained by us on Mr. Gonçalves, for which we are the beneficiary, we do not maintain any life insurance policies for our key employees. The loss of any member of our senior management team could have a material adverse effect on our business, financial condition or results of operations.

From time to time, there are shortages of qualified operators of metals processing equipment. In addition, during periods of low unemployment, turnover among less-skilled workers can be relatively high. Any failure to retain a sufficient number of such employees in the future could have a material adverse effect on our business, financial condition or results of operations.

We are subject to litigation that could strain our resources and distract management.

From time to time, we are involved in a variety of claims, lawsuits and other disputes arising in the ordinary course of business. These suits concern issues including product liability, contract disputes, employee-related matters and personal injury matters. It is not feasible to predict the outcome of all pending suits and claims, and the ultimate resolution of these matters as well as future lawsuits could have a material adverse effect on our business, financial condition, results of operations or reputation.

Environmental costs could decrease our net cash flow and adversely affect our profitability.

Our operations are subject to extensive regulations governing waste disposal, air and water emissions, the handling of hazardous substances, remediation, workplace exposure and other environmental matters. Some of the properties we own or lease are located in areas with a history of heavy industrial use, and are near sites listed on the Comprehensive Environmental Response, Compensation, and Liability Act, which we refer to in this prospectus as “CERCLA,” National Priority List. See “Business—Government Regulation and Environmental Matters.” CERCLA established joint and several responsibility for clean-up without regard to fault for persons who have arranged for disposal of hazardous substances at sites that have become contaminated and for persons who own or operate contaminated facilities. We have a number of properties located in or near industrial or light industrial use areas; accordingly, these properties may have been contaminated by pollutants which would have migrated from neighboring facilities or have been deposited by prior occupants. Some of our properties are affected by contamination from leaks and drips of cutting oils and similar materials, and we are investigating and remediating such known contamination pursuant to applicable environmental laws. The costs of such clean-ups to date have not been material. It is possible that we could be notified of such claims in the future. See “Business—Government Regulation and Environmental Matters.” It is also possible that we could be identified by the Environmental Protection Agency, a state agency or one or more third parties as a potentially responsible party under CERCLA or under analogous state laws. If so, we could incur substantial litigation costs in defense of such claims.

Adverse developments in our relationship with our unionized employees could adversely affect our business.

As of June 30, 2007, approximately 265 of our employees (10%) at various sites were members of unions. We are currently a party to eight collective-bargaining agreements with such unions, which expire at various times, including five of which will expire in 2010 (which cover approximately 6% of our employees). Collective-bargaining agreements for all of our union employees expire in each of the next three years. However, no assurances can be given that we will succeed in negotiating new collective-bargaining agreements to replace the expiring ones without a strike. Any strikes in the future could have a material adverse effect on our business, financial condition or results of operations. See “Business—Employees” for a discussion of our previous negotiations of collective-bargaining agreements.

Metals USA’s predecessor company emerged from Chapter 11 reorganization in 2002 and may not be able to achieve profitability on a consistent basis.

Metals USA’s Predecessor Company sought protection under Chapter 11 of the Bankruptcy Code in November 2001. Metals USA’s predecessor company incurred operating losses of $2.6 million and $390.5 million during the ten-month period ended October 31, 2002 and the fiscal year ended December 31, 2001, respectively. Approximately $386.1 million of the 2001 net loss was attributable to write-downs associated with the carrying value of our predecessor company’s goodwill and property and equipment to their estimated recoverable values. Metals USA incurred an operating loss of $0.9 million for the two-month period ended December 31, 2002. The predecessor company’s equity ownership, board of directors and a portion of its senior management were replaced in connection with the reorganization. We may not be able to sustain profitability or achieve growth in our operating performance.

Our historical financial information is not comparable to our current financial condition and results of operations because of our use of fresh-start accounting in 2002 and purchase accounting in connection with the Merger, the 2006 Acquisitions, and the acquisition of Lynch Metals.

It may be difficult for you to compare both our historical and future results to our results for the fiscal year ended December 31, 2006 and the six months ended June 30, 2007. The Merger and the 2006 Acquisitions were accounted for utilizing purchase accounting, which resulted in a new valuation for the assets and liabilities of Metals USA to their fair values. This new basis of accounting began on November 30, 2005. Allocations are subject to valuations as of the closing date of the Merger. In addition, the 2006 Acquisitions and the acquisition of Lynch Metals are, and we expect future acquisitions will be, also accounted for using purchase accounting and, therefore, similar limitations regarding comparability of historical and subsequent results could arise. Under the purchase method of accounting, the operating results of each of the acquired businesses, including the 2006 Acquisitions and Lynch Metals are included in our financial statements only from the date of the acquisitions. As a result, amounts presented in the consolidated financial statements and footnotes may not be comparable with those of prior periods.

In addition, as a result of our emergence from bankruptcy on October 31, 2002, we were subject to “Fresh-Start Reporting.” Accordingly, our financial information as of any date or for periods after November 1, 2002, is not comparable to our historical financial information before November 1, 2002. This is primarily because “Fresh-Start Reporting” required us to reduce the carrying value of the property and equipment we owned at November 1, 2002 to zero. Accordingly, our historical operating results may be of limited use in evaluating our historical performance and comparing it to other periods.

We may not successfully implement our acquisition strategy, and acquisitions that we pursue may present unforeseen integration obstacles and costs, increase our leverage and negatively impact our performance.

We may not be able to identify suitable acquisition candidates, and the expense incurred in consummating acquisitions of related businesses, or our failure to integrate such businesses successfully into our existing businesses, could affect our growth or result in our incurring unanticipated expenses and losses. Furthermore, we may not be able to realize any anticipated benefits from acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Matters Impacting Comparability of Results—2006 Acquisitions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Recent Acquisition.” We regularly evaluate potential acquisitions and may complete one or more significant acquisitions in the future. To finance an acquisition, we may incur debt or issue equity. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with our acquisition strategy, which could have an adverse effect on our business, financial condition and results of operations, include:

•	potential disruption of our ongoing business and distraction of management;

•	unexpected loss of key employees or customers of the acquired company;

•	conforming the acquired company’s standards, processes, procedures and controls with our operations;

•	coordinating new product and process development;

•	hiring additional management and other critical personnel;

•	encountering unknown contingent liabilities which could be material; and

•	increasing the scope, geographic diversity and complexity of our operations.

Our acquisition strategy may not be successfully received by customers, and we may not realize any anticipated benefits from acquisitions.

We are controlled by Apollo and its affiliates, and their interests as equity holders may conflict with yours.

We are an affiliate of, and are controlled by, Apollo and its affiliates. The interests of Apollo and its affiliates may not always be aligned with yours. For example, our equity holders may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investment, even though these transactions might involve risks to the holders of our debt if the transactions resulted in our being more highly leveraged or significantly changed the nature of our business operations or strategy. In addition, if we encounter financial difficulties, or if we are unable to pay our debts as they mature, the interests of our equity holders might conflict with those of the holders of our debt. In that situation, for example, the holders of our debt might want us to raise additional equity to reduce our leverage and pay our debts, while our equity holders might not want to increase their investment in us or have their ownership diluted and instead choose to take other actions, such as selling our assets. Furthermore, Apollo and its affiliates have no continuing obligation to provide us with debt or equity financing. Additionally, Apollo and certain of its affiliates are in the business of making investments in businesses engaged in the metals service industry that complement or directly or indirectly compete with certain portions of our business.

Further, if they pursue such acquisitions in the metals service industry, those acquisition opportunities may not be available to us. So long as Apollo and its affiliates continue to indirectly own a significant amount of our equity, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our business decisions.

THE EXCHANGE OFFER

We entered into a registration rights agreement with the initial purchasers of the old notes, in which we agreed to file a registration statement relating to an offer to exchange the old notes for the exchange notes. The registration statement of which this prospectus forms a part was filed in compliance with this obligation. We also agreed to use our commercially reasonable efforts to file the registration statement with the SEC and to cause it to become effective under the Securities Act. The exchange notes will have terms substantially identical to the old notes, except that the exchange notes will not contain terms with respect to transfer restrictions and registration rights and additional interest payable for the failure to consummate the exchange offer by June 4, 2008. Old notes in an initial aggregate principal amount of $300,000,000 were issued on July 10, 2007.

Under the circumstances set forth below, we will use our commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the old notes and to keep the shelf registration statement effective up to two years after the effective date of the shelf registration statement. These circumstances include:

•	if the exchange offer is not permitted by applicable law or SEC policy;

•	if the exchange offer has not been consummated on or before June 4, 2008;

•

if any initial purchaser so requests on or prior to the 60th day after the consummation of the registered exchange offer with respect to the old notes not eligible to be exchanged for the exchange notes and held by it following the consummation of the exchange offer; or

•

if any holder that participates in the exchange offer does not receive freely transferable exchange notes in exchange for tendered old notes and so requests on or prior to the 60th day after the consummation of the registered exchange offer.

Each holder of old notes that wishes to exchange such old notes for transferable exchange notes in the exchange offer will be required to make the following representations:

•	any exchange notes to be received by it will be acquired in the ordinary course of its business;

•

neither it nor any person is participating in or intends to participate in a distribution of such exchange notes within the meaning of the federal securities laws, or has an arrangement or understanding with any person or entity, including any of our affiliates, to participate in any distribution (within the meaning of Securities Act) of the exchange notes in violation of the Securities Act; and

•

neither it nor any such other person is our “affiliate,” as defined in Rule 405 under the Securities Act, or, if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Transferability of the Exchange Notes

We are making this exchange offer in reliance on interpretations of the staff of the SEC set forth in several no-action letters. However, we have not sought our own no-action letter. Based upon these interpretations, we believe that you, or any other person receiving exchange notes, may offer for resale, resell or otherwise transfer such exchange notes without complying with the registration and prospectus delivery requirements of the U.S. federal securities laws, if:

•	you are, or the person or entity receiving such exchange notes is, acquiring such exchange notes in the ordinary course of business;

•	you do not, nor does any such person or entity, participate in or intend to participate in a distribution of the exchange notes within the meaning of the U.S. federal securities laws;

•	you do not, nor does any such person or entity, have an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes;

•	you are not, nor is any such person or entity, our “affiliate” as defined in Rule 405 under the Securities Act; and

•	you are not acting on behalf of any person or entity who could not truthfully make these statements.

In order to participate in the exchange offer, each holder of exchange notes must represent to us that each of these statements is true:

•	such holder is not an affiliate of ours;

•	such holder is not engaged in and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the exchange notes; and

•	any exchange notes such holder receives will be acquired in the ordinary course of business.

Broker-dealers and each holder of outstanding notes intending to use the exchange offer to participate in a distribution of exchange notes (1) may not rely under the SEC’s policy, as of July 10, 2007, on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993) and (2) must comply with the registration and prospectus requirements of the Securities Act in connection with a secondary resale transaction and will deliver a prospectus in connection with any such resale of the exchange notes.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned “Plan of Distribution” for more details regarding these procedures for the transfer of exchange notes. We have agreed that, for a period of 180 days after the exchange offer is consummated, we will make this prospectus available to any broker-dealer for use in connection with any resale of the exchange notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn prior to the expiration date. We will issue up to $300,000,000 in principal amount of exchange notes, in the aggregate, in exchange for an equal principal amount of the old notes surrendered under the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, old notes may be exchanged only in denominations of $2,000 and any integral multiples of $1,000 in excess of $2,000.

The form and terms of the exchange notes will be substantially identical to the form and terms of the old notes except that:

•	the exchange notes have been registered under the Securities Act and will be freely tradable by persons who are not affiliated with us;

•	the exchange notes are not entitled to the registration rights that are applicable to the old notes under the registration rights agreement;

•	the exchange notes will bear a different CUSIP number from that of the old notes; and

•	our obligation to pay additional interest on the old notes if the exchange offer is not consummated by June 4, 2008 does not apply to the exchange notes.

The exchange notes will evidence the same debt as the old notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the old notes. Consequently, each series of notes will be treated as a single class of debt securities under the applicable indenture.

The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

As of the date of this prospectus, $300,000,000 initial aggregate principal amount of the old notes are outstanding. The exchange notes offered will be limited to $300,000,000 in aggregate principal amount. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

In connection with the issuance of the old notes, we arranged for the old notes to be issued in the form of global notes through the facilities of DTC, acting as depositary. The exchange notes will also be issued in the form of global notes registered in the name of DTC or its nominee and each beneficial owner’s interest in it will be transferable in book-entry form through DTC.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC. Old notes that are not tendered for exchange or are tendered but not accepted in the exchange offer will remain outstanding and be entitled to the benefits of the indenture under which they were issued, including accrual of interest, but, subject to a limited exception, will not be entitled to any registration rights under the applicable registration rights agreement.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to such holders. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of other events described in this prospectus or otherwise, we will return the certificates for any unaccepted outstanding notes, at our expense, to the tendering holder promptly after expiration of the exchange offer.

Subject to the terms of the registration rights agreements, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “—Certain Conditions to the Exchange Offer.”

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees, or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than those transfer taxes described below, in connection with the exchange offer. It is important that you read the section labeled “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions; Amendments

The exchange offer will expire 5:00 p.m. (New York City time) on                     , 2007, which we refer to in this prospectus as the “expiration date,” unless we extend it in our sole discretion.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing. In addition, we will notify the registered holders of old notes, in writing, by public announcement or both, of the extension no later than 9:00 a.m. (New York City time) on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any old notes;

•

to extend the exchange offer or to terminate the exchange offer and to refuse to accept old notes not previously accepted if any of the conditions set forth below under “—Certain Conditions to the Exchange Offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•	subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice or public announcement thereof to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of old notes of such amendment. If we terminate this exchange offer as provided in this prospectus before accepting any old notes for exchange or if we amend the terms of this exchange offer in a manner that constitutes a fundamental change in the information set forth in the registration statement of which this prospectus forms a part, we will promptly file a post-effective amendment to the registration statement of which this prospectus forms a part. In addition, we will in all events comply with our obligation to make prompt payment for all old notes properly tendered and accepted for exchange in the exchange offer.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall not have any obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a timely press release to a financial news service.

Certain Conditions to the Exchange Offer

Despite any other terms of the exchange offer, we will not be required to accept for exchange, or issue any exchange notes for, any old notes, and we may terminate or amend the exchange offer as provided in this prospectus before accepting any old notes for exchange if, in our reasonable judgment:

•

the exchange notes to be received will not be tradable by the holder without restriction under the Securities Act or the Exchange Act, and without material restrictions under the blue-sky or securities laws of substantially all of the states of the United States:

•

the exchange offer, or the making of any exchange by a holder of old notes, violates any law, statute, rule, regulation or interpretation by the staff of the SEC or any order of any governmental agency or court of competent jurisdiction; or

•

any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, could reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made:

•	the representations described under “—Purpose and Effect of the Exchange Offer,” “—Procedures for Tendering” and “Plan of Distribution,” and

•

such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right, at any time or at various times on or prior to the scheduled expiration date of the exchange offer, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any old notes by giving oral or written notice of such extension to the registered holders of the old notes. During any such extensions, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange unless they have been previously withdrawn. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer on or prior to the scheduled expiration date of the exchange offer, and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give oral or written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the old notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m. (New York City time) on the business day after the previously scheduled expiration date. See “—Expiration Date; Extensions; Amendments.”

These conditions are for our sole benefit and we may, in our sole discretion, assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times, except that all conditions to the exchange offer must be satisfied or waived by us prior to the expiration of the exchange offer. If we fail at any time to exercise any of the foregoing rights, that failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration of the exchange offer.

In addition, we will not accept for exchange any old notes tendered, and will not issue exchange notes in exchange for any such old notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended. In any such event, we must use commercially reasonable efforts to obtain the withdrawal or lifting of any stop order at the earliest possible moment.

Procedures for Tendering

Only a holder of old notes may tender such old notes in the exchange offer. To tender in the exchange offer, a holder must:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive old notes along with the letter of transmittal;

•

the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such old notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange Agent” prior to the expiration date.

The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send us the letter of transmittal or old notes. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder of old notes.

Depending on the facts and circumstances applicable to a particular beneficial owner, including the nominee in whose name the notes are registered and applicable state laws, the transfer of registered ownership may take an indeterminable amount of time and may not be completed prior to the expiration date.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that such participant is tendering old notes that are the subject of such book-entry confirmation;

•

such participant has received and agrees to be bound by the terms of the letter of transmittal (or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery); and

•	the agreement may be enforced against such participant.

In all cases, we will issue exchange notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By signing the letter of transmittal, each tendering holder of old notes will represent that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the exchange notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes; and

•

the holder is not our “affiliate,” as defined in Rule 405 of the Securities Act, or, if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus, and any financial institution participating in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of old notes who are unable to deliver confirmation of the book-entry tender of their old notes into the exchange agent’s account at DTC or all other documents of transmittal to the exchange agent on or prior to the expiration date must tender their old notes according to the guaranteed delivery procedures described below.

Guarantee of Signatures

Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, which we collectively refer to in this prospectus as an “eligible institution,” unless the old notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

Signature on Letter of Transmittal; Bond Powers and Endorsements

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed on the old notes, such old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes, and an eligible institution must guarantee the signature on the bond power.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

Guaranteed Delivery Procedures

Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:

•	the tender is made through an eligible institution;

•

prior to the expiration date, the exchange agent receives from such eligible institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder, the registered number(s) of such old notes and the principal amount of old notes tendered;

•	stating that the tender is being made thereby;

•

guaranteeing that, within three (3) New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof, together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

•

the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three (3) New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Determination of Valid Tenders; Our Rights under the Exchange Offer

We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered old notes and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tenders as to particular old notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine.

Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time prior to the expiration date.

For a withdrawal to be effective:

•

the exchange agent must receive a written notice of withdrawal, which notice may be by telegram, telex, facsimile transmission or letter, at one of the addresses set forth below under “—Exchange Agent,” prior to Metals notifying the exchange agent that it has accepted the tender of old notes pursuant to the exchange offer; or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any such notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of such old notes; and

•	where certificates for old notes have been transmitted, specify the name in which such old notes were registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility, including time of receipt of such notices, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes that have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such old notes will be credited to an account maintained with DTC for old notes) promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “—Procedures for Tendering” above, at any time prior to the expiration date.

Exchange Agent

Wells Fargo Bank, N.A. has been appointed as exchange agent for the exchange offer. ALL EXECUTED LETTERS OF TRANSMITTAL SHOULD BE SENT TO THE EXCHANGE AGENT AT THE ADDRESS LISTED BELOW. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

By Registered and Certified Mail	By Overnight Courier or Regular Mail:	By Hand Delivery
Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
MAC N9303-121	MAC N9303-121	608 2nd Avenue South
P.O. Box 1517	6th & Marquette Avenue	Northstar East Building - 12th Fl.
Minneapolis, MN 55480	Minneapolis, MN 55479	Minneapolis, MN 55402

Or

By Facsimile Transmission:

(612) 667-6282

Telephone:

(800) 344-5128

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular emp1oyees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

Our expenses in connection with the exchange offer include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

In general, we will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

In addition, holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accented in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer taxes.

Consequences of Failure to Exchange

Holders of old notes who do not exchange their old notes for exchange notes under the exchange offer, including as a result of failing to timely deliver old notes to the exchange agent, together with all required documentation, including a properly completed and signed letter of transmittal, will remain subject to the restrictions on transfer of such old notes. Because the old notes have not been registered under the U.S. federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. The holders of old notes not tendered will have no further registration rights, except that, under limited circumstances, we may be required to file a “shelf” registration statement for a continuous offer of old notes.

Accordingly, the old notes not tendered may be resold only:

•	to us or our subsidiaries;

•	pursuant to a registration statement which has been declared effective under the Securities Act;

•

for so long as the old notes are eligible for resale pursuant to Rule 144A under the Securities Act to a person the seller reasonably believes is a qualified institutional buyer that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that the transfer is being made in reliance on Rule 144A; or

•

pursuant to any other available exemption from the registration requirements of the Securities Act (in which case we and the trustee shall have the right to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to us and the trustee), subject in each of the foregoing cases to any requirements of law that the disposition of the seller’s property or the property of such investor account or accounts be at all times within its or their control and in compliance with any applicable state securities laws.

Upon completion of the exchange offer, due to the restrictions on transfer of the old notes and the absence of such restrictions applicable to the exchange notes, it is likely that the market, if any, for old notes will be relatively less liquid than the market for exchange notes. Consequently, holders of old notes who do not participate in the exchange offer could experience significant diminution in the value of their old notes, compared to the value of the exchange notes.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the old notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. We will expense the costs of the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

In the future, we may seek to acquire untendered old notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes, we will receive in exchange the old notes in like principal amount, which will be cancelled and as such will not result in any increase in our indebtedness.

The net proceeds from the offering of the old notes, together with additional borrowing under the ABL facility, were used to redeem the 2006 notes (for approximately $150.0 million plus accrued and unpaid interest of approximately $5.4 million), to pay a cash dividend of approximately $139.5 million to our stockholders, which include Apollo and certain members of our management, and to pay for fees and expenses related to the offering of the old notes. The old notes and the exchange notes are floating rate toggle notes and mature on July 1, 2012. The old notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. No underwriter is being used in connection with the exchange offer.

CAPITALIZATION

The following table sets forth cash and cash equivalents and capitalization as of June 30, 2007, both on a historical basis and on a pro forma basis after giving effect to additional borrowings in connection with the June 2007 amendment to the ABL facility, additional borrowings on the ABL facility for the payment of accrued interest as of June 30, 2007 on the 2006 notes assuming the redemption of the 2006 notes on June 30, 2007, as well as to the old notes offering, including the application of the net proceeds therefrom to redeem the 2006 notes and to pay the July 2007 dividend.

This table should be read together with “Selected historical consolidated financial data,” “Unaudited pro forma condensed consolidated financial information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes to those statements, in each case, included elsewhere in this prospectus.

	As of June 30, 2007
	Historical	Pro forma for the Notes Offering, the Redemption of the 2006 Notes and the July 2007 Dividend
	(in millions)
Cash and cash equivalents	$17.7	$17.7

Total debt:
ABL facility(1)	$320.0	$328.3
Metals USA notes	275.0	275.0
2006 notes	145.6	—
Notes(2)	—	291.0
Other(3)	6.3	6.3

Total debt	$746.9	$900.6

Stockholders’ equity (deficit)	$14.3	$(135.3)

Total capitalization	$761.2	$765.3

(1)	The ABL facility provides for up to $525.0 million of senior secured revolving credit borrowings and letters of credit, subject to a borrowing base determined primarily by the value of our eligible receivables and inventory, subject to certain reserves. As of June 30, 2007, we had eligible collateral of $496.0 million, facility size of $525.0 million, $320.0 million in outstanding advances, $17.7 million in open letters of credit and $119.8 million in additional borrowing capacity.
(2)	The notes have an initial aggregate amount of $300.0 million.
(3)	Consists of an IRB with $5.7 million principal amount outstanding as of June 30, 2007, which is payable on May 1, 2016 in one lump sum payment and $0.6 million in vendor financing and purchase money notes.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial statements have been developed by applying pro forma adjustments to our historical audited and unaudited consolidated statements of operations and our historical unaudited consolidated balance sheet included elsewhere in this prospectus. Each of the unaudited pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed consolidated financial statements.

The unaudited pro forma condensed consolidated balance sheet as of June 30, 2007 gives effect to additional borrowings on the ABL facility for the payment of accrued interest on the 2006 notes assuming the redemption of the 2006 notes on June 30, 2007, as well as to the offering of the old notes and the use of the proceeds therefrom, in each case as if they occurred on June 30, 2007. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2006 give effect to additional borrowings in connection with the May 2006 dividend, the offering of the 2006 notes and the application of the net proceeds from the offering of the 2006 notes to pay the January 2007 dividend, additional borrowings in connection with the June 2007 amendment to the ABL facility, as well as to the offering of the old notes and the use of the proceeds therefrom as if they occurred on January 1, 2006. The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2007 give effect to additional borrowings in connection with the June 2007 amendment to the ABL facility, as well as the offering of the old notes and the use of the proceeds therefrom as if they also occurred on January 1, 2006.

The summary unaudited pro forma condensed consolidated financial information is presented for informational purposes only and does not purport to represent what our results of operations or financial position actually would have been if the May 2006 dividend, the offering of the 2006 notes and the application of the net proceeds from the offering of the 2006 notes to pay the January 2007 dividend, the additional borrowings in connection with the June 2007 amendment to the ABL facility, the additional borrowings on the ABL facility for the payment of accrued interest on the 2006 notes assuming the redemption of the 2006 notes on June 30, 2007, as well as the offering of the old notes and the use of proceeds therefrom, had occurred at any date, and such data do not purport to project the results of operations for any future period.

The historical financial results included in the following pro forma condensed consolidated financial statements are derived from the Company’s consolidated statement of operations for the year ended December 31, 2006, the Company’s unaudited consolidated statements of operations for the six-month period ending June 30, 2007, and the Company’s unaudited consolidated balance sheet as of June 30, 2007.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus.

METALS USA HOLDINGS CORP.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2007

(in millions)

	Historical Metals USA Holdings Corp.	Adjustments for ABL borrowings, Old Notes Offering and Special Dividend		Pro Forma
Cash	$17.7	$—		$17.7
Accounts receivable	232.2			232.2
Inventory	436.2			436.2
Deferred income tax asset	15.3			15.3
Prepaid and other	12.5			12.5

Total current assets	713.9	—		713.9

Property, plant and equipment, net	197.4			197.4
Goodwill	45.2			45.2
Intangibles, net	15.5			15.5
Other assets, net	21.8	0.6	(1)	22.4

Total assets	993.8	0.6		994.4

Current liabilities
Accounts payable	79.8			79.8
Accrued liabilities	37.1	(3.5	)(2)	33.6
Current portion of long-term debt	0.2			0.2
Income taxes payable	2.3			2.3
Other current liabilities	21.0			21.0

Total current liabilities	140.4	(3.5)		136.9

Metals USA Notes	275.0			275.0
2006 Notes	145.6	(145.6	)(3)	—
Notes	—	291.0	(3)	291.0
ABL facility	320.0	8.3	(4)	328.3
Industrial Revenue Bond	5.7			5.7
Other long-term debt	0.4			0.4
Deferred income tax liability	66.2			66.2
Other long-term liabilities	26.2			26.2

Total liabilities	979.5	150.2		1,129.7

Common stock	0.1			0.1
Additional capital	0.3	(0.3	)(5)	—
Other comprehensive loss	0.2			0.2
Retained earnings (deficit)	13.7	(149.3	)(5)	(135.6)

Total stockholder’s equity (deficit)	14.3	(149.6)		(135.3)

Total liabilities and stockholder’s equity (deficit)	$993.8	$0.6		$994.4

METALS USA HOLDINGS CORP.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

(in millions)

	Historical Metals USA Holdings Corp.	Adjust- ments for May 2006 Dividend		Adjust- ments for 2006 Notes Offering and January 2007 Dividend		Pro Forma for May 2006 Dividend, 2006 Notes Offering and January 2007 Dividend	Adjust- ments for June 2007 ABL facility Amend- ment		Adjust- ments for Old Notes Offering and July 2007 Dividend		Pro Forma
Net sales	$1,802.9	$—		$—		$1,802.9	$—		$—		$1,802.9
Costs and expenses:
Cost of sales	1,371.8	—		—		1,371.8	—		—		1,371.8
Operating and delivery	175.5	—		—		175.5	—		—		175.5
Selling, general and administrative	115.2	—		0.2	(7)	115.4	—		—		115.4
Depreciation and amortization	21.4	—		—		21.4	—		—		21.4

Operating income (loss)	119.0	—		(0.2)		118.8	—		—		118.8
Interest expense	54.6	0.7	(6)	19.5	(8)	74.8	0.4	(10)	18.7	(11)	93.9
Other (income) expense	(0.7)	—				(0.7)	—		—		(0.7)

Income (loss) before taxes	65.1	(0.7)		(19.7)		44.7	(0.4)		(18.7)		25.6
Provision (benefit) for income taxes	25.8	(0.3	)(9)	(7.6	)(9)	17.9	(0.2)		(7.3	)(9)	10.4

Net income (loss)	$39.3	$(0.4)		$(12.1)		$26.8	$(0.2)		$(11.4)		$15.2

METALS USA HOLDINGS CORP.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007

(in millions)

	Historical Metals USA Holdings Corp.	Adjustments for June 2007 ABL facility Amendment		Adjustments for Old Notes Offering and July 2007 Dividend		Pro Forma
Net sales	$943.5	$—		$—		$943.5
Costs and expenses:				—
Cost of sales	720.0	—		—		720.0
Operating and delivery	89.9	—		—		89.9
Selling, general and administrative	58.2	—		—		58.2
Depreciation and amortization	10.3	—		—		10.3
Impairment of property and equipment	0.2					0.2

Operating income	64.9	—		—		64.9
Interest expense	39.0	0.2	(10)	9.5	(11)	48.7
Other (income) expense	(0.1)	—		—		(0.1)

Income (loss) before taxes	26.0	(0.2)		(9.5)		16.3
Provision (benefit) for income taxes	10.5	(0.1)		(3.7	)(9)	6.7

Net income (loss)	$15.5	$(0.1)		$(5.8)		$9.6

(footnotes on following page)

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(dollars in millions)

(1)	Represents the net increase in deferred financing costs and deferred debt issuance costs incurred in connection with the issuance of the old notes. We defer certain costs incurred to obtain debt financing and amortize these costs to interest expense over the terms of the respective debt agreements. This adjustment includes a decrease of $3.8 for unamortized deferred debt issuance costs incurred in connection with the issuance of the 2006 notes, offset by an increase of $4.4 for deferred debt issuance costs incurred in connection with the issuance of the old notes, which will be amortized over a period of five years from the closing date of the old notes offering.

(2)	Represents the net decrease in accrued interest to give effect to the assumed redemption of the 2006 notes on June 30, 2007. The pro forma adjustment consists of an additional accrual of $1.9, net of a decrease of $5.4, which represents all accrued interest payable under the indenture relating to the 2006 notes on the August 9, 2007 redemption date.

(3)	Gives effect to the old notes offering as follows:

Old notes offering	$291.0
Less:
Net carrying amount—2006 notes	145.6

Net increase in connection with the old notes offering	$145.4

The old notes were issued with a face amount of $300.0, net of a 3.0% original issue discount from the aggregate initial principal amount of $300.0. A loss of $4.4, which represents the difference between the reacquisition price of the 2006 notes of $150.0 and the net carrying amount of the 2006 notes of $145.6, was recognized currently in income upon the closing of the old notes offering. This amount is not reflected in the pro forma condensed consolidated statements of operations as it is a non-recurring charge directly attributable to the transaction that does not have a continuing impact.

(4)	This adjustment represents additional borrowings of $8.3 under our ABL facility for the payment of accrued interest on the 2006 notes assuming the redemption of the 2006 notes occurred on June 30, 2007, as well as for the payment of certain expenses incurred in connection with the offering of the old notes.

(5)	Represents reduction in equity in connection with the use of the proceeds from the old notes offering to pay a cash dividend to stockholders in the amount of $130.3, in addition to one-time, non-recurring expenses related to the following:

a)	the $4.4 loss on extinguishment of the 2006 notes discussed in Note (3) above,

b)	the $3.8 loss incurred in connection with the accelerated amortization of the unamortized deferred debt issuance costs associated with the 2006 notes discussed in Note (1) above, and

c)	the $1.9 of additional interest accrued in connection with the redemption of the 2006 notes discussed in Note (2) above.

In addition, in connection with the cash dividend, outstanding options to acquire shares of Metals USA Holdings’ common stock (the holders of which include Metals USA Holdings’ directors and certain members of Metals USA Holdings’ management) were equitably adjusted by the Metals USA Holdings’ Compensation Committee pursuant to the exercise of its discretion to preserve the rights of options holders under the Metals USA Holdings Amended and Restated 2005 Stock Incentive Plan. The adjustment consisted of a cash payment (partially in lieu of the cash dividend) of approximately $9.2 to stock option holders (the cash payment and the cash dividend are referred to collectively in this prospectus as the “July 2007 dividend”).

(6)	Represents increased interest expense related to additional borrowings on the ABL facility used to pay the May 2006 dividend. For purposes of calculating pro forma interest expense, average historical LIBOR rates during the period were used, and the spread above LIBOR was from 2.00% to 3.50% to arrive at an interest rate of 6.7% for the year ended December 31, 2006.

(7)	Represents incremental compensation expense resulting from the modification and conversion of certain employee equity awards to liability awards in connection with the January 2007 dividend. Total compensation expense of $1.4 will be recognized ratably over the service period. Payment of this liability award is subject to continued employment for two years following the modification date.

Because the payment of the January 2007 dividend resulted in the achievement of certain performance targets of the funds managed by Apollo with respect to its investment in the company, the Board of Directors exercised its discretion under the Amended and Restated 2005 Stock Incentive Plan to vest all of the outstanding Tranche B options. In addition, the Board of Directors exercised its discretion to vest Tranche A options granted to directors affiliated with Apollo. See “Management—Stock Options.” In connection with the accelerated vesting of these options, the company was required to recognize $1.8 of non-cash stock-based compensation expense, net of related tax effects, in the first quarter of 2007. This amount is not included in the pro forma condensed consolidated statement of operations, but was included in the Company’s consolidated statement of operations for the six-month period ended June 30, 2007.

(8)	Represents the net increase in interest expense incurred in connection with the offering of the 2006 notes, the net increase in amortization of related deferred debt issuance costs, and additional borrowings on the ABL facility in connection with the January 2007 dividend as follows:

Year Ended December 31, 2006
Net additional interest on the 2006 notes	$18.1
Net additional amortization of deferred financing costs incurred in connection with the issuance of the 2006 notes	0.8
Additional interest on the ABL facility	0.6

$19.5

For purposes of calculating pro forma interest expense on the 2006 notes, historical LIBOR as of December 31, 2006 was used (5.36%), and the spread above LIBOR was 6.00% for the year ended December 31, 2006 to arrive at a cash interest rate of 11.36%. The 2006 notes were issued net of a 3.5% original issue discount from the aggregate initial principal amount of $150.0, resulting in an effective interest rate of 12.41%. This assumes interest on the notes is paid in cash. In the event PIK Interest is paid on the notes after the first interest period, the margin over LIBOR on the notes would increase by 0.75% over the spread for each period in which PIK Interest is paid. Each one-quarter percent change in the interest rate would increase pro forma interest expense by $0.4 on an annual basis.

The interest expense on the ABL facility is primarily based on a spread over LIBOR. For purposes of calculating pro forma interest expense, average historical LIBOR rates during the respective period was used, and the spread above LIBOR was from 1.75% to 3.50% to arrive at an interest rate of 7.1%.

(9)	Reflects an estimated 38.8% tax rate on a pro forma basis.

(10)	Represents increased interest expense related to $1.6 of additional borrowings on the ABL facility used to pay fees and expenses in connection with the June 2007 amendment to the ABL facility, in addition to additional amortization of deferred financing costs incurred in connection with the June 2007 amendment to the ABL facility as follows:

	Year Ended December 31, 2006	Six Months Ended June 30, 2007
Interest on the ABL facility	$0.1	$0.1
Amortization of deferred financing costs for the ABL facility	0.3	0.1

	$0.4	$0.2

For purposes of calculating pro forma interest expense, average historical LIBOR rates during the period were used, and the spread above LIBOR was from 1.75% to 3.50% to arrive at an interest rate of 7.3%.

(11)	Represents the net increase in interest expense incurred in connection with the old notes offering, in addition to the net increase in amortization of related deferred debt issuance costs as follows:

	Year Ended December 31, 2006	Six Months Ended June 30, 2007
Interest on old notes, net of interest on 2006 notes	$18.6	$9.4
Amortization of deferred debt issuance costs on the old notes, net of amortization of deferred debt issuance costs on the 2006 notes	0.1	0.1

	$18.7	$9.5

For purposes of calculating pro forma interest expense on the old notes, historical LIBOR as of June 30, 2007 was used (5.35%), and the spread above LIBOR was 6.00% for the year ended December 31, 2006 to arrive at a cash interest rate of 11.35%; the spread above LIBOR was 6.25% for the six months ended June 30, 2007 to arrive at a cash interest rate of 11.60%. We have not adjusted our interest expense to give effect to the interest payable on the approximately $8.3 that was borrowed under the ABL facility in connection with the 2006 notes redemption because it is a borrowing in connection with a one-time event. The old notes were issued net of a 3.0% original issue discount from the aggregate initial principal amount of $300.0, resulting in an effective interest rate of 12.40%. This assumes interest on the notes is paid in cash. In the event a PIK Payment is made on the notes after the first interest period, the margin over LIBOR on the notes would increase by 0.75% over the spread for each period in which a PIK Payment is made. Each one-quarter percent change in the interest rate on the notes offered hereby would increase pro forma interest expense by $0.8 on an annual basis.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

On May 18, 2005, Metals USA Holdings and its indirect wholly-owned subsidiary, Flag Acquisition Corporation, entered into an agreement and plan of merger with Metals USA. On November 30, 2005, Flag Acquisition merged with and into Metals USA, with Metals USA being the surviving corporation. Metals USA Holdings, Flag Intermediate and Flag Acquisition conducted no operations during the period May 9, 2005 (date of inception) to November 30, 2005.

We applied purchase accounting on the closing date of the Merger and, as a result, the merger consideration was allocated to the respective values of the assets acquired and liabilities assumed from the Predecessor Company. As a result of the application of purchase accounting, the Successor Company balances and amounts presented in the consolidated financial statements and footnotes are not comparable with those of the Predecessor Company.

During 2001, the Predecessor Company filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, from which it emerged on October 31, 2002. Upon our emergence from bankruptcy, the Predecessor Company adopted “Fresh-Start Reporting” accounting as contained in AICPA Statement of Position 90-7, “Financial Reporting for Entities in Reorganization under the Bankruptcy Code.”

The consolidated financial statements of the Predecessor Company after October 31, 2002 are not comparable to the consolidated financial statements of the Predecessor Company prior to November 1, 2002. The principal differences relate to the exchange of shares of new common stock for pre-petition liabilities subject to compromise, issuance of warrants in exchange for the extinguished old common stock, adjustments to reflect the fresh-start impact on the carrying value of certain non-current assets and elimination of the retained deficit.

The following table sets forth our selected historical consolidated financial data as of the dates and for the periods indicated. The selected historical consolidated financial data for the year ended December 31, 2004, and for the period from January 1, 2005 to November 30, 2005 for the Predecessor Company and as of December 31, 2005 and for the period from May 9, 2005 (date of inception) to December 31, 2005, and the year ended December 31, 2006, for the Successor Company have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The Successor Company had no assets and conducted no operations from May 9, 2005 (date of inception) to November 30, 2005. The selected historical consolidated financial data as of December 31, 2002, 2003 and 2004 and for each of the two years in the period ended December 31, 2003 presented in this table have been derived from our Predecessor Company’s audited consolidated financial statements not included in this prospectus. The historical consolidated financial data for the six month periods ended June 30, 2006 and 2007 have been derived from our unaudited consolidated financial statements, included elsewhere in this prospectus. The June 30, 2006 and 2007 unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the periods presented. The historical audited consolidated financial statements not included in this prospectus from which the selected historical consolidated data was derived have been reclassified to give effect to discontinued operations identified during 2002. The results of any interim period are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year, and the historical results set forth below do not necessarily indicate results expected for any future period. The selected historical consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor Company(1)					Successor Company(2)
	Period from January 1, 2002 to October 31,	Period from November 1, 2002 to December 31,	Year Ended December 31,		Period from January 1, 2005 to November 30,	Period from May 9, 2005 (Date of Inception) to December 31,	Year Ended December 31,	Six Months Ended June 30,
	2002(1)	2002	2003	2004	2005	2005	2006	2006	2007
	(in millions)
Operation Data:
Net sales	$833.3	$128.7	$963.2	$1,509.8	$1,522.1	$116.9	$1,802.9	$887.8	$943.5
Costs and expenses:
Cost of sales (exclusive of operating and delivery, and depreciation and amortization shown below)	639.0	98.7	731.6	1,080.1	1,189.3	92.5	1,371.8	684.4	720.0
Operating and delivery	110.1	18.3	127.7	144.4	139.1	12.8	175.5	85.2	89.9
Selling, general and administrative(3)	79.5	12.6	87.0	109.6	108.5	9.3	115.2	57.3	58.2
Depreciation and amortization(4)	7.5	—	0.5	2.0	3.1	1.4	21.4	8.8	10.3
Integration credits(5)	(3.2)	—	—	—	—	—	—	—	—
Impairment of property and equipment	3.0	—	—	—	—	—	—	—	0.2

Operating income (loss)	(2.6)	(0.9)	16.4	173.7	82.1	0.9	119.0	52.1	64.9
Interest expense	15.8	1.3	5.7	8.4	12.0	4.1	54.6	24.9	39.0
Other (income) expense	(1.1)	0.1	(2.0)	(2.5)	(0.1)	—	(0.7)	(0.2)	(0.1)
Fresh-start adjustments	109.7	—	—	—	—	—	—	—	—
Gain on reorganization	(190.6)	—	—	—	—	—	—	—	—
Reorganization expenses	28.3	—	—	—	—	—	—	—	—

Income (loss) before taxes and discontinued operations	35.3	(2.3)	12.7	167.8	70.2	(3.2)	65.1	27.4	26.0
Provision (benefit) for income taxes	(15.4)	—	5.1	63.3	26.7	(1.2)	25.8	11.4	10.5

Net income (loss) from continuing operations	50.7	(2.3)	7.6	104.5	43.5	(2.0)	39.3	16.0	15.5
Income (loss) from discontinued operations, net of taxes	0.6	(1.0)	(0.1)	—	—	—	—	—	—

Net income (loss)	$51.3	$(3.3)	$7.5	$104.5	$43.5	$(2.0)	39.3	$16.0	$15.5

	Predecessor Company(1)			Successor Company(2)
	As of December 31,			As of December 31,		As of June 30,
	2002	2003	2004	2005	2006	2007
	(in millions)
Balance Sheet Data:
Cash	$6.3	$11.4	$12.6	$11.3	$155.8	$17.7
Working capital	318.2	303.4	565.0	453.7	713.6	573.5
Total assets	378.6	407.2	710.0	795.3	1,127.0	993.8
Total debt	128.7	118.7	270.6	473.5	755.4	746.9
Total liabilities	189.6	206.6	381.8	662.9	979.4	979.5
Stockholders’ equity	189.0	200.6	328.2	132.4	147.6	14.3

	Predecessor Company(1)									Successor Company(2)
	Period from January 1, 2002 to October 31, 2002(1)		Period from November 1, 2002 to December 31, 2002	Year Ended December 31,				Period from January 1, 2005 through November 30, 2005		Period from May 9, 2005 (Date of Inception) to December 31, 2005		Year Ended December 31, 2006		Six Months Ended June 30,
				2003		2004								2006		2007
	(dollars in millions)
Cash Flow Data:
Cash flows provided by (used in) operating activities	$8.4		$14.5	$26.9		$(128.6)		$170.1		$7.3		$(45.7)		$(15.9)		$32.7
Cash flows provided by (used in) investing activities	80.2		6.4	(11.8)		(16.0)		(15.8)		(434.5)		(61.0)		(52.5)		(9.9)
Cash flows provided by (used in) financing activities	(141.9)		(33.7)	(10.0)		145.8		(120.7)		438.5		251.2		76.4		(160.9)
Other Operating Data:
Shipments (in thousands of tons)(6)	1,126		171	1,288		1,502		1,332		107		1,505		775		736
Capital expenditures	3.0		0.5	17.5		17.4		15.9		4.4		16.9		7.0		11.0
Other Financial Data:
Deficiency of earnings to fixed charges	—		$2.3	—		—		—		$3.2	(7)	—		—		—
Ratio of earnings to fixed charges(8)	2.7	x	—	2.2	x	13.3	x	5.1	x	0.3	x(7)	2.1	x	2.0	x	1.6	x

(1)	On October 31, 2002, we emerged from bankruptcy. As a result of the application of “Fresh-Start Reporting,” our financial information as of any date or for any periods after October 31, 2002 is not comparable to our historical financial information before November 1, 2002.
(2)	The Apollo Transaction was accounted for as a purchase, with the Successor Company applying purchase accounting on the closing date of the Merger. As a result, the merger consideration was allocated to the respective fair values of the assets acquired and liabilities assumed from the Predecessor Company. The fair value of inventories, property and equipment and intangibles (customer lists) were increased by $14.9 million, $118.6 million and $22.2 million, respectively. For the one-month period ended December 31, 2005, the Successor Company’s operating costs and expenses increased by $5.2 million ($4.1 million for cost of sales and $1.1 million of additional depreciation and amortization) as the inventory was sold and additional depreciation and amortization was recorded. For the six months ended June 30, 2006, the Successor Company’s operating costs and expenses increased by $17.2 million ($10.8 million for cost of sales as inventory was sold in the first quarter of 2006, and $6.4 million of additional depreciation and amortization). As a result of the application of purchase accounting, the Successor Company balances and amounts presented in the consolidated financial statements are not comparable with those of the Predecessor Company.

(3)	We incurred certain non-recurring costs related to the Apollo Transaction that were charged to the Predecessor Company’s selling, general and administrative expense during the period from January 1, 2005 to November 30, 2005. Such expenses of $15.8 million included $14.6 million paid by us on the closing date of the Merger to holders of 1,081,270 vested in-the-money options and holders of 45,437 restricted stock grant awards related to the long-term incentive compensation plan of the Predecessor Company. Additionally, we recorded expenses of $0.8 million related to severance costs and $0.4 million for other costs associated with Apollo Transaction.
(4)	Excludes depreciation expense reflected in cost of sales for the Building Products Group.
(5)	Reflects unexpended amounts associated with integration accruals made in 1999 and 2001.
(6)	Expressed in thousands of tons, for our Plates and Shapes and Flat Rolled and Non-Ferrous Groups combined. Shipments in tons is not an appropriate measure for our Building Products Group.
(7)	The ratio of earnings to fixed charges for the combined Predecessor Company for the period from January 1, 2005 to November 30, 2005 and the Successor Company for the period from May 9, 2005 (Date of Inception) to December 31, 2005 was 4.1x.
(8)	For the purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes and discontinued operations plus fixed charges. Fixed charges consist of financing costs and the portion of operational rental expense which management believes is representative of interest within rent expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition covers periods prior to the consummation of the Apollo Transaction. Accordingly, except where indicated, the discussion and analysis of historical periods does not reflect the significant impact that the Apollo Transaction and the notes offering or exchange offer will have on us, including significantly increased leverage and liquidity requirements. You should read the following discussion of our results of operations and financial condition with the “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Selected Historical Consolidated Financial Data” and the audited and unaudited historical consolidated financial statements and related notes included elsewhere in this prospectus. In addition, the following discussion and analysis does not take into account the impact on us of the recent acquisitions. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. In addition, certain of the descriptions of our operating and financial measures may not be directly comparable to similar classifications used by other companies.

Overview

We are a leading provider of value-added processed steel, aluminum and specialty metals and manufactured metal components. Approximately 89% of our 2006 revenue was derived from our metal service center activities that are segmented into two groups, Plates and Shapes and Flat Rolled and Non-Ferrous. The remaining portion of our 2006 revenue was derived from our Building Products Group that manufactures and sells products primarily related to the residential remodeling industry. We purchase metal from primary producers that generally focus on large volume sales of unprocessed metals in standard configurations and sizes. In most cases, we perform the customized, value-added processing services required to meet the specifications provided by end-use customers. Our Plates and Shapes Group and Flat Rolled and Non-Ferrous Group customers are in the machining, furniture, transportation equipment, power and process equipment, industrial/commercial construction/fabrication, consumer durables and electrical equipment businesses, as well as machinery and equipment manufacturers. Less than 4% of our sales are to the automotive industry and we do not sell directly to the “Big Three” automobile manufacturers. Our Building Products Group customers are distributors and contractors engaged in the residential remodeling industry.

Recent Developments

Amendment of ABL Facility. On June 8, 2007, Metals USA executed an amendment to its ABL facility. The ABL facility commitment was increased from $450.0 million to $525.0 million and an uncommitted tack-on facility, or “green-shoe,” of an additional $100.0 million was added to be used on an as-needed basis. Additionally, Metals USA secured reductions of 25 basis points on its Tranche A borrowings and 75 basis points on its Tranche A-1 borrowings, depending on Metals USA’s fixed charge coverage ratio. This amendment did not have any impact on our current covenant compliance.

Lynch Metals Acquisition. On July 2, 2007, Metals USA acquired Lynch Metals at a cost of approximately $43.0 million, of which $39.0 million was funded by borrowings under the ABL facility. $4.0 million of the purchase price was deferred and will be due in various installments over the two years following the acquisition. The acquisition results in the addition of a value-added, specialty aluminum service center and processor. Lynch Metals uses enhanced technologies in slitting, shearing and cut-to-length to service the just-in-time requirements of its customers, who are predominantly manufacturers of air/heat transfer products specifically focused on aerospace, automotive and industrial applications. Additionally, Lynch Metals operates on both the east and west coasts through local operations on each.

The Lynch Metals acquisition is an important strategic addition to our Flat Rolled and Non-Ferrous Group, because it supports our continued shift in product mix from ferrous products to non-ferrous and stainless products and strengthens our non-ferrous presence in the strategic Northeast and Southern California regions. Lynch Metals’ product line and processing capabilities are complementary to our Flat Rolled and Non-Ferrous segment, and we expect to expand sales of Lynch Metals’ non-ferrous products into our existing geographic base, as well as expand sales of non-ferrous and stainless products into Lynch Metals’ geographic base.

July 2007 Issuance. On July 10, 2007, Metals USA Holdings issued $300.0 million initial aggregate principal amount of the old notes. Metals USA Holdings used the net proceeds from the offering of the old notes, together with additional borrowing under the ABL facility, to redeem its $150.0 million initial aggregate principal amount of 2006 notes (for approximately $150.0 million plus accrued and unpaid interest of approximately $5.4 million), to pay a cash dividend of approximately $139.5 million to our stockholders, which include Apollo and certain members of our management, and to pay for fees and expenses related to the offering of the old notes.

Matters Impacting Comparability of Results

Merger with Flag Acquisition. On November 30, 2005, Flag Acquisition, a wholly-owned subsidiary of Flag Intermediate, merged with and into Metals USA, with Metals USA being the surviving corporation. The Merger was consummated pursuant to an agreement and plan of merger by and among Metals USA, Metals USA Holdings and Flag Acquisition. As a result of the Merger, all of the issued and outstanding capital stock of Metals USA is held indirectly by Metals USA Holdings through Flag Intermediate, its wholly-owned subsidiary. Flag Intermediate has no assets other than its investment in Metals USA, conducts no operations and is a guarantor of both the ABL facility and the Metals USA notes. Immediately prior to the closing date of the Merger, all outstanding shares of our common stock were cancelled in exchange for a cash payment of $22.00 per share of such common stock. Investment funds associated with Apollo own approximately 97% of the capital stock of Metals USA Holdings (or approximately 90% on a fully-diluted basis). The remainder of the capital stock of Metals USA Holdings is held by members of our management.

Although the Merger has not affected our operations, it has significantly affected our results of operations as reported in our financial statements. In 2005, we incurred approximately $15.8 million of nonrecurring expenses relating primarily to stock option redemptions, severance packages and the amortization of certain prepaid expenses in connection with the closing of the Merger. As a result of the Merger, in 2006 and in the future, we will experience increased non-cash expenses related to purchase price adjustments and increased interest expense resulting from the larger debt component of our capital structure.

As a result of the Merger, the fair value of inventories, property and equipment and intangibles (customer lists) were increased by $14.9 million, $118.6 million and $22.2 million, respectively. For the Successor Company for the period from May 9, 2005 (date of inception) to December 31, 2005, operating costs and expenses were increased by $5.2 million ($4.1 million for cost of sales and $1.1 million of additional depreciation and amortization) as the inventory was sold and additional depreciation and amortization was recorded. The fair value of deferred taxes and long-term liabilities were increased by $64.8 million and $3.1 million, respectively. Our intangible assets (customer lists) will be amortized over five years using an accelerated amortization method which approximates their useful life and economic value to us. Total acquisition costs were allocated to the acquired assets and assumed liabilities based upon estimates of their respective fair values as of the closing date of the Merger using valuation and other studies.

As a result of the items discussed below, operating income is not comparable for the periods listed below. Operating income includes charges which affect comparability between periods as follows:

	Predecessor Company		Successor Company
	Year Ended December 31, 2004	Period from January 1, 2005 to November 30, 2005	Period from May 9, 2005 (date of inception) to December 31, 2005	Year Ended December 31, 2006
	(in millions)
Charges Included in Operating Income:

Inventory purchase adjustments(1)	$—	$—	$4.1	$10.8

Stock options and grant expense(2)	—	15.0	0.4	1.2

Write-off of prepaid expenses as a result of the Merger(3)	—	0.3	—	—

Facilities closure(4)	5.0	—	—	1.4

Severance costs(5)	—	0.7	—	—

Management fees(6)	—	—	0.1	1.2

(1)	As a result of management’s analysis and evaluation of the replacement cost of inventory as of the closing of the Merger, a purchase adjustment of $14.9 million was recorded as of December 1, 2005 with $4.1 million of that amount charged to cost of sales in December 2005 and $10.8 million charged to cost of sales in the first quarter of 2006.
(2)	The Predecessor Company paid $14.6 million on the closing date of the Merger to holders of 1,081,270 vested in-the-money options and holders of 45,437 restricted stock grant awards. Those amounts were recorded as an administrative expense during the period from January 1, 2005 to November 30, 2005. On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R) “Share-Based Payments,” which we refer to in this prospectus as “SFAS 123(R).” In accordance with SFAS 123(R), we recognized $1.2 million of non-cash stock-based compensation expense in 2006.
(3)	These prepaid amounts were written off as a result of the Merger.
(4)	This amount represents $5.0 million of charges in the Building Products Group for the elimination of one layer of management and closure of eleven facilities in 2004. In addition, as a result of ongoing comprehensive review of our business segments, we closed three facilities within the Building Products Group in the fourth quarter of 2006.
(5)	This amount represents severance costs of management personnel that were replaced as part of the Merger.
(6)	Includes accrued expenses related to the management agreement with Apollo.

2006 Acquisitions. On May 17, 2006, Metals USA purchased all of the assets and business operations of Port City, located in Tulsa, Oklahoma, for approximately $41.3 million, including transaction costs and a $5.0 million contingent payout provision that may be made in 2009 or earlier, subject to certain performance criteria. The maximum amount payable has been accrued in accordance with SFAS 141. Founded in 1977, Port City is a value-added processor of steel plate. Port City uses cutting-edge technologies in laser, plasma and oxyfuel burning, braking and rolling, drilling and machining, and welding to service its customers. Port City’s range and depth of processing capabilities are highly complementary to the capital investments we have already made in the Plates and Shapes Group and we believe this acquisition positions us to be the pre-eminent plate processor in the southern United States. Port City operates out of a 533,000 square foot facility and has approximately 100 full-time employees. Port City’s customers are predominately manufacturers of cranes and other heavy equipment, heat exchangers, and equipment specifically focused on the oil and gas industry. Port City has traditionally purchased metal from service centers and we believe we have gained immediate benefits by consolidating its metal needs into our overall purchasing process. We have also realized immediate benefits by selling Port City’s high-value-added products through our sales force and to our existing customer base. We believe Port City is an important strategic addition to the south-central region of our Plates and Shapes Group.

On May 12, 2006, Metals USA purchased all of the assets and operations of Dura-Loc with one manufacturing facility located near Toronto, Ontario, Canada and a sales and distribution facility located in California (which was subsequently closed) for approximately $10.4 million Canadian dollars (approximately U.S. $9.4 million). Dura-Loc was established in 1984 and is one of the leading stone-coated metal roof manufacturers in North America. Dura-Loc is also the only manufacturer of such product located in the eastern half of North America, a market not yet fully developed for the high-end, stone-coated metal products we produce. We believe this acquisition gives us significant additional capacity located in a potentially high growth market. In addition, by transforming Dura-Loc’s production processes to our methodologies, we have reduced Dura-Loc’s cost of production, further improving the benefits of the purchase. We believe the addition of Dura-Loc to our stone-coated metal roofing division, Gerard Roofing Technology, provides us with a more economic and efficient way to gain access to an expanded product mix and leverage the combined sales force and research and development personnel, thereby solidifying our position as one of the largest stone-coated metal roofing manufacturers in North America.

Overview of Results

Net sales. We derive the net sales of our Plates and Shapes and Flat Rolled and Non-Ferrous Groups from the processing and sale of metal products to end-users including metal fabrication companies, general contractors and OEMs. Pricing is generally based upon the underlying metal cost as well as a margin associated with customized value-added services as specified by the customer. The net sales of our Building Products Group are derived from the sales of finished goods to local distributors and general contractors who are generally engaged in the residential remodeling industry.

Cost of sales. Our Plates and Shapes and Flat Rolled and Non-Ferrous Groups follow the normal industry practice which classifies, within cost of sales, the underlying commodity cost of metal purchased in mill form and the cost of inbound freight charges together with third-party processing cost, if any. Generally, the cost of metal approximates 75% of net sales for the Plates and Shapes and Flat Rolled and Non-Ferrous Groups. Cost of sales with respect to our Building Products Group includes the cost of raw materials, manufacturing labor and overhead costs, together with depreciation and amortization expense associated with property, buildings and equipment used in the manufacturing process. Amounts included within this caption may not be comparable to similarly titled captions reported by other companies.

Operating and delivery expense. Our operating and delivery expense reflects the cost incurred by our Plates and Shapes and Flat Rolled and Non-Ferrous Groups for labor and facility costs associated with the value-added metal processing services that we provide. With respect to our Building Products Group, operating costs are associated with the labor and facility costs attributable to the distribution and warehousing of our finished goods at our service center facilities. Delivery expense reflects labor, material handling and other third party costs incurred with the delivery of product to customers. Amounts included within this caption may not be comparable to similarly titled captions reported by other companies.

Selling, general and administrative expenses. Selling, general and administrative expenses include sales and marketing expenses, executive officers’ compensation, office and administrative salaries, insurance, accounting, legal, computer systems, and professional services and costs not directly associated with the processing, manufacturing, operating or delivery costs of our products. Amounts included within this caption may not be comparable to similarly titled captions reported by other companies.

Depreciation and amortization. Depreciation and amortization expense represents the costs associated with property, buildings and equipment used throughout the company except for depreciation and amortization expense associated with the manufacturing assets employed by our Building Products Group, which is included within cost of sales. This caption also includes amortization of intangible assets.

Industry Trends

Metal Service Centers

Over the past several years, there has been significant consolidation among the major domestic metals producers. The top three steel producers now control over 60% of the domestic flat rolled steel market, which has created a metals pricing environment characterized by a more disciplined approach to production and pricing. The domestic suppliers have largely exited their non-core metal service and distribution functions to focus on reducing production costs and driving efficiencies from their core metals production activities. Increasingly, metal service centers like us have continued to capture a greater proportion of these key functions once served by the major metals producers.

In 2004, increased demand for steel in China, shortages of raw materials such as coking coal, iron ore and oil, increased demand for scrap, the weak U.S. dollar and increased freight rates all contributed to significant increases in prices for domestic metal of all types, particularly steel. Further, improved economic conditions in Europe, Asia, and North America contributed to a higher level of demand for steel. During most of 2004, supplies of many products were constrained, which also led to price increases.

In early 2005, the three iron ore suppliers controlling about 80% of the world market announced a 71.5% price increase to the integrated steel mills in Europe and Asia. This iron ore price increase was unprecedented and resulted in cost increases for the European and other large integrated steel mills throughout the world. During 2006, the industry experienced a modest rising price trend with localized periods of supply and demand imbalance. Import volumes grew aggressively during the second half of the year. As a result, for the third time since the domestic mills consolidated, domestic production was scaled back to bring supply and demand back into balance.

Prices in the flat-rolled steel market stabilized during the first six months of 2007, while market conditions for non-ferrous products, particularly stainless steel, strengthened during the period. The timing of the effect that further price increases will have on the domestic market is difficult to predict, and any number of political or general economic factors could cause prices to decline.

Building Products

According to the Joint Center for Housing Studies of Harvard University, between the rise in interest rates and the slowdown in house price appreciation, sales of existing homes softened in 2006. Existing home sales are an important driver of remodeling activity, with sellers of older properties typically making improvements before putting their homes on the market, and recent buyers typically making changes to customize their new homes to their tastes. While signs of a construction cutback have been appearing since early 2006, direct evidence of a remodeling slowdown emerged in late 2006 and early 2007. Retail sales at building and supply dealers have weakened after adjusting for inflation in product price. These businesses sell home products and supplies to do-it-yourself and buy-it-yourself homeowners, as well as directly to professional general contractors and the trades.

Product demand for the Company’s Building Products Group may be influenced by numerous factors such as interest rates, general economic conditions, consumer confidence and other factors beyond our control. Declines in existing home sales and remodeling expenditures due to such factors could significantly reduce the segment’s performance.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of this process forms the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. We review our estimates and judgments on a regular, ongoing basis. Actual results may differ from these estimates due to changed circumstances and conditions.

The following accounting policies and estimates are considered critical in light of the potentially material impact that the estimates, judgments and uncertainties affecting the application of these policies might have on our reported financial information.

Accounts receivable. We recognize revenue generally as product is shipped (risk of loss for our products generally passes at time of shipment), net of provisions for estimated returns. Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of trade accounts and notes receivable. Collections on our accounts receivable are made through several lockboxes maintained by our lenders. Credit risk associated with concentration of cash deposits is low as we have the right of offset with our lenders for the substantial portion of our cash balances. Concentrations of credit risk with respect to trade accounts receivable are within several industries. Generally, credit is extended once appropriate credit history and references have been obtained. We perform ongoing credit evaluations of customers and set credit limits based upon reviews of customers’ current credit information and payment history. We monitor customer payments and maintain a provision for estimated credit losses based on historical experience and specific customer collection issues that we have identified. Provisions to the allowance for doubtful accounts are made monthly and adjustments are made periodically based upon our expected ability to collect all such accounts. Generally we do not require collateral for the extension of credit.

Each month we consider all available information when assessing the adequacy of the provision for allowances, claims and doubtful accounts. Adjustments made with respect to the allowance for doubtful accounts often relate to improved information not previously available. Uncertainties with respect to the allowance for doubtful accounts are inherent in the preparation of financial statements. The rate of future credit losses may not be similar to past experience.

Inventories. Inventories are stated at the lower of cost or market. Our inventories are accounted for using a variety of methods including specific identification, average cost and the first-in first-out method of accounting. We regularly review inventory on hand and record provisions for damaged and slow-moving inventory based on historical and current sales trends. Changes in product demand and our customer base may affect the value of inventory on hand, which may require higher provisions for damaged and slow-moving inventory.

Adjustments made with respect to the inventory valuation allowance often relate to improved information not previously available. Uncertainties with respect to the inventory valuation allowance are inherent in the preparation of financial statements. The rate of future losses associated with damaged or slow moving inventory may not be similar to past experience.

Combined and Consolidated Results of Operations

The following financial information reflects our historical financial statements. The results of operations data for 2005 includes the Predecessor Company results for the period January 1, 2005 through November 30, 2005 and the Successor Company results for the period May 9, 2005 (date of inception) through December 31, 2005. See “Results of Operations—2005 Successor Company and Predecessor Company Results—Combined Non-GAAP” below for information on our combined results for the fiscal year ended December 31, 2005, combining the results for the Successor Company from May 9, 2005 (date of inception) to December 31, 2005, and the results for the Predecessor Company from January 1, 2005 to November 30, 2005.

	Fiscal Years Ended December 31,
	2006	%	2005	%	2004	%
	(in millions, except percentages)
Net sales	$1,802.9	100.0%	$1,639.0	100.0%	$1,509.8	100.0%
Cost of sales	1,371.8	76.1%	1,281.8	78.2%	1,080.1	71.5%
Operating and delivery	175.5	9.7%	151.9	9.3%	144.4	9.6%
Selling, general and administrative	115.2	6.4%	117.8	7.2%	109.6	7.3%
Depreciation and amortization	21.4	1.2%	4.5	0.3%	2.0	0.1%

Operating income (loss)	119.0	6.6%	83.0	5.1%	173.7	11.5%
Interest expense	54.6	3.0%	16.1	1.0%	8.4	0.6%
Other (income) expense, net	(0.7)	—	(0.1)	—	(2.5)	(0.2)%

Income before income taxes	$65.1	3.6%	$67.0	4.1%	$167.8	11.1%

Results of Operations—Year Ended December 31, 2006 Compared to 2005

Net sales. Net sales increased $163.9 million, or 10.0%, from $1,639.0 million for the year ended December 31, 2005 to $1,802.9 million for the year ended December 31, 2006. The 2006 Acquisitions accounted for $48.1 million of the increase. The remaining increase of $115.8 million in sales was primarily attributable to a 5.7% increase in average realized prices and a 3.0% increase in volumes for our Flat Rolled and Non-Ferrous and Plates and Shapes Product Groups offset by a net sales decrease for our Building Products Group of $12.3 million (excluding the acquisition of Dura-Loc).

Cost of sales. Cost of sales increased $90.0 million, or 7.0%, from $1,281.8 million for the year ended December 31, 2005, to $1,371.8 million for the year ended December 31, 2006. The 2006 Acquisitions accounted for $25.0 million of the increase and $10.8 million of the increase related to inventory purchase accounting. The remaining increase in cost of sales was primarily attributable to a 3.3% increase in the average cost per ton in addition to a 3.0% increase in volumes for our Flat Rolled and Non-Ferrous and Plates and Shapes Product Groups. Cost of sales as a percentage of net sales decreased from 78.2% in 2005 to 76.1% for 2006.

Operating and delivery. Operating and delivery expenses increased $23.6 million, or 15.5%, from $151.9 million for the year ended December 31, 2005 to $175.5 million for the year ended December 31, 2006. The 2006 Acquisitions accounted for $9.7 million of the increase. The remaining increase of $13.9 million was primarily due to higher labor costs and higher freight costs due to rising fuel prices and, to a lesser extent, higher volumes in our Plates and Shapes Group. As a percentage of net sales, operating and delivery expenses increased from 9.3% for the year ended December 31, 2005 to 9.7% for the year ended December 31, 2006.

Selling, general and administrative. Selling, general and administrative expenses decreased $2.6 million, or 2.2%, from $117.8 million for the year ended December 31, 2005 to $115.2 million for the year ended December 31, 2006. This decrease was primarily due to the acceleration of payment of stock-based compensation during 2005 totaling $14.6 million as a result of the Merger. The 2006 Acquisitions accounted for an increase of $3.3 million during 2006. Other increases during 2006 were primarily due to higher salaries and incentive compensation, $3.3 million of personnel and advertising-related costs to improve the Building Products Group’s sales and service and expand its presence on a national basis, an increase in bad debt expense of $1.0 million (primarily due to an increase of $1.9 million at our Flat Rolled and Non-Ferrous Group offset by decreases of $0.9 million at our other operating segments), an increase of $1.1 million related to management fees and an increase of $1.2 million in stock-based compensation expense due to the adoption of SFAS 123(R). As a percentage of net sales, selling, general and administrative expenses decreased from 7.2% for the year ended December 31, 2005 to 6.4% for the year ended December 31, 2006.

Depreciation and amortization. Depreciation and amortization increased $16.9 million, from $4.5 million for the year ended December 31, 2005 to $21.4 million for the year ended December 31, 2006. Of this increase,

$13.1 million resulted from the revaluation of our long-lived assets as a result of the Merger, $1.9 million was due to increased amortization of customer list intangible assets related to the 2006 Acquisitions, $1.0 million was due to capital investments in facilities and equipment placed in service throughout 2005 and 2006, and $0.9 million was due to increased depreciation related to the 2006 Acquisitions.

Operating income. Operating income increased $36.0 million, from $83.0 million for the year ended December 31, 2005 to $119.0 million for the year ended December 31, 2006. This increase included $7.3 million of operating income from the 2006 Acquisitions. The remaining increase in operating income resulted from increased volumes and an increase in average realized prices that exceeded the increase in average costs per ton, in addition to lower selling, general and administrative expenses, partially offset by higher operating and delivery costs. As a percentage of net sales, operating income increased from 5.1% for the year ended December 31, 2005 to 6.6% for the year ended December 31, 2006.

Interest expense. Interest expense increased $38.5 million, or 239.1% from $16.1 million for the year ended December 31, 2005 to $54.6 million for the year ended December 31, 2006. This increase was primarily a function of higher debt levels and, to a lesser extent, higher effective interest rates. Our borrowings were significantly different between the two periods due to the Merger that occurred on November 30, 2005, the 2006 Acquisitions financed from our availability under our ABL facility, the $25.0 million dividend paid to stockholders on May 24, 2006, and the issuance of the 2006 notes.

Results of Operations—Year Ended December 31, 2005 Compared to 2004

Net sales. Net sales increased $129.2 million, or 8.6%, from $1,509.8 million for the twelve months ended December 31, 2004 to $1,639.0 million for the twelve months ended December 31, 2005. The increase in sales was primarily attributable to a 13.6% increase in average realized prices partially offset by a 4.2% decrease in volumes for our Flat Rolled and Non-Ferrous and Plates and Shapes Product Groups. Net sales increased for our Building Products Group by $12.1 million.

Cost of sales. Cost of sales increased $201.7 million, or 18.7%, from $1,080.1 million for the twelve months ended December 31, 2004, to $1,281.8 million for the twelve months ended December 31, 2005. The increase in cost of sales was primarily attributable to a 25.6% increase in the average cost per ton partially offset by a 4.2% decrease in volumes for our Flat Rolled and Non-Ferrous and Plates and Shapes Product Groups. The increase in the average cost per ton was primarily due to an increase in the cost of raw materials and, to a lesser extent, a $4.1 million increase in costs related to purchase accounting. Cost of sales as a percentage of net sales increased from 71.5% in 2004 to 78.2% in 2005. This percentage increase was primarily due to the combination of higher average costs per ton and to a lesser extent a decrease in volumes for our Flat Rolled and Non-Ferrous and Plates and Shapes Product Groups.

Operating and delivery. Operating and delivery expenses increased $7.5 million, or 5.2%, from $144.4 million for the twelve months ended December 31, 2004 to $151.9 million for the twelve months ended December 31, 2005. This increase was primarily due to increased labor and delivery costs. As a percentage of net sales, operating and delivery expenses decreased from 9.6% for the twelve months ended December 31, 2004 to 9.3% for the twelve months ended December 31, 2005. This percentage decrease was primarily due to the increased average realized sales prices in our Flat Rolled and Non-Ferrous and Plates and Shapes Product Groups.

Selling, general and administrative. Selling, general and administrative expenses increased $8.2 million, or 7.5%, from $109.6 million for the twelve months ended December 31, 2004 to $117.8 million for the twelve months ended December 31, 2005. This was principally due to the acceleration of payment of stock-based compensation totaling $14.6 million as a result of the Merger. As a percentage of net sales, selling, general and administrative expenses decreased from 7.3% for the twelve months ended December 31, 2004 to 7.2% for the twelve months ended December 31, 2005. This percentage decrease was primarily due to higher average realized sales prices being spread over higher net sales in our Flat Rolled and Non-Ferrous and Plates and Shapes Product Groups.

Depreciation and amortization. Depreciation and amortization increased $2.5 million, or 125%, from $2.0 million for the twelve months ended December 31, 2004 to $4.5 million for the twelve months ended December 31, 2005. The revaluation of our long-lived assets to fair value as a result of the Merger caused $1.1 million of the increase. The remaining increase of $1.4 million was primarily due to capital investments in facilities and equipment made during the prior twelve months.

Operating income. Operating income decreased $90.7 million, or 52.2%, from $173.7 million for the twelve months ended December 31, 2004 to $83.0 million for the twelve months ended December 31, 2005. This decrease was due primarily to an increase in the cost of raw materials and, to a lesser extent, a one-time cost of $14.6 million associated with the acceleration of payment of stock-based compensation and $5.2 million of additional costs related to purchase accounting.

Interest expense. Interest expense increased $7.7 million, or 91.7%, from $8.4 million for the twelve months ended December 31, 2004 to $16.1 million for the twelve months ended December 31, 2005. This increase was primarily due to the increased debt we incurred as a result of the Merger and, to a lesser extent, higher interest rates in 2005.

Results of Operations by Segment

The results of operations by segment data for the fiscal year ended December 31, 2005 include the Predecessor Company results for the period January 1, 2005 through November 30, 2005 combined with the Successor Company results for the period May 9, 2005 (date of inception) through December 31, 2005. See “Results of Operations—2005 Successor Company and Predecessor Company Results—Combined Non-GAAP” below for information on our combined results for the fiscal year ended December 31, 2005, combining the results for the Successor Company from May 9, 2005 (date of inception) to December 31, 2005, and the results for the Predecessor Company from January 1, 2005 to November 30, 2005.

	Fiscal Years Ended December 31,
	Net Sales	%	Operating Costs and Expenses	%	Operating Income (Loss)%		Capital Expenditures	Shipments(1)
	(in millions, except percentages)
2006:
Plates and Shapes	$856.6	47.5%	$760.7	45.2%	$95.9	80.6%	$11.1	843
Flat Rolled and Non-Ferrous	776.0	43.0%	731.7	43.5%	44.3	37.2%	2.8	680
Building Products	189.8	10.5%	180.1	10.7%	9.7	8.2%	2.7	—
Corporate and other	(19.5)	(1.0)%	11.4	0.6%	(30.9)	(26.0)%	0.3	(18)

Total	$1,802.9	100.0%	$1,683.9	100.0%	$119.0	100.0%	$16.9	1,505

2005:
Plates and Shapes	$694.7	42.4%	$626.3	40.3%	$68.4	82.4%	$13.7	740
Flat Rolled and Non-Ferrous	770.9	47.0%	735.4	47.3%	35.5	42.8%	2.5	723
Building Products	195.1	11.9%	178.3	11.4%	16.8	20.2%	3.2	—
Corporate and other	(21.7)	(1.3)%	16.0	1.0%	(37.7)	(45.4)%	0.9	(24)

Total	$1,639.0	100.0%	$1,556.0	100.0%	$83.0	100.0%	$20.3	1,439

2004:
Plates and Shapes	$621.0	41.1%	$517.8	38.8%	$103.2	59.4%	$10.3	751
Flat Rolled and Non-Ferrous	723.2	47.9%	641.4	48.0%	81.8	47.0%	2.3	773
Building Products	183.0	12.1%	175.1	13.1%	7.9	4.5%	2.2	—
Corporate and other	(17.4)	(1.1)%	1.8	0.1%	(19.2)	(10.9)%	2.6	(22)

Total	$1,509.8	100.0%	$1,336.1	100.0%	$173.7	100.0%	$17.4	1,502

(1)	Shipments are expressed in thousands of tons and are not an appropriate measure of volume for the Building Products Group.

Segment Results—Year Ended December 31, 2006 Compared to 2005

Plates and shapes. Net sales increased $161.9 million, or 23.3%, from $694.7 million for the year ended December 31, 2005 to $856.6 million for the year ended December 31, 2006. The 2006 Acquisition of Port City accounted for $41.1 million of the increase. The remaining increase of $120.8 million was primarily due to a 5.9% increase in the average sales price per ton and a 10.8% increase in shipments for the year ended December 31, 2006 compared to the year ended December 31, 2005.

Operating costs and expenses increased $134.4 million, or 21.5%, from $626.3 million for the year ended December 31, 2005 to $760.7 million for the year ended December 31, 2006. The 2006 Acquisition of Port City accounted for $35.1 million of the increase. The remaining increase of $99.3 million was primarily attributable to the higher volumes of 10.8%, higher cost of raw materials of 4.8%, and additional costs of $6.3 million related to purchase accounting. Operating costs and expenses as a percentage of net sales decreased from 90.1% for the year ended December 31, 2005 to 88.8% for the year ended December 31, 2006.

Operating income increased by $27.5 million, from $68.4 million for the year ended December 31, 2005 to $95.9 million for the year ended December 31, 2006. The 2006 Acquisition of Port City accounted for $6.0 million of the increase. Operating income as a percentage of net sales increased from 9.8% for the year ended December 31, 2005 to 11.2% for the year ended December 31, 2006.

Flat rolled and non-ferrous. Net sales increased $5.1 million, or 0.6%, from $770.9 million for the year ended December 31, 2005 to $776.0 million for the year ended December 31, 2006. This increase was primarily due to a 7.0% increase in the average sales price per ton partially offset by a 5.9% decrease in shipments. Although prices were generally improving throughout the first three quarters of 2006, the ferrous Flat Rolled business remained competitive during the fourth quarter and, as a result, we elected to reduce sales volume to maintain our level of profitability. Sales of non-ferrous metals accounted for approximately 39% of the segment’s sales product mix for 2006, compared to 32% for 2005.

Operating costs and expenses decreased $3.7 million, or 0.5%, from $735.4 million for the year ended December 31, 2005 to $731.7 million for the year ended December 31, 2006. This decrease was attributable to a decrease in volumes of 5.9%, offset by an increase in the cost of raw materials of 4.3%, a $6.2 million cost related to purchase accounting and an increase in bad debt expense of $1.9 million. Operating costs and expenses as a percentage of net sales decreased from 95.4% for the year ended December 31, 2005 to 94.3% for the year ended December 31, 2006.

Operating income increased by $8.8 million, from $35.5 million for the year ended December 31, 2005 to $44.3 million for the year ended December 31, 2006. This increase was primarily attributable to larger margins due to an increase in the average selling price per ton. Operating income as a percentage of net sales increased from 4.6% for the year ended December 31, 2005 to 5.7% for the year ended December 31, 2006.

Building products. Net sales decreased $5.3 million, or 2.7%, from $195.1 million for the year ended December 31, 2005 to $189.8 million for the year ended December 31, 2006, primarily due to Florida markets that have not returned to normal volumes following a 2005 surge in post-hurricane damage remediation. The decrease was partially offset by the 2006 Acquisition of Dura-Loc, which accounted for $7.0 million of sales during the period.

Operating costs and expenses increased $1.8 million, or 1.0%, from $178.3 million for the year ended December 31, 2005 to $180.1 million for the year ended December 31, 2006. The 2006 Acquisition of Dura-Loc accounted for $5.7 million of increased costs. This increase was offset by a decrease of $3.9 million attributable to a decrease in cost of sales due to reduced volumes, and increased margins, offset by a $3.3 million cost related to purchase accounting and increased costs of $3.3 million related to personnel and advertising costs to improve the Building Products Group’s sales and service and expand its presence on a national basis. Operating costs and expenses as a percentage of net sales increased from 91.4% for the year ended December 31, 2005 to 94.9% for the year ended December 31, 2006 for the reasons discussed above.

Operating income decreased by $7.1 million, from $16.8 million for the year ended December 31, 2005 to $9.7 million for the year ended December 31, 2006. The 2006 Acquisition of Dura-Loc accounted for $1.3 million of operating income. The remaining decrease of $8.4 million is primarily due to the $3.3 million cost related to inventory purchase accounting, the additional costs to improve Building Products Group’s sales and services and expand its presence on a national basis, in addition to lower volumes. Operating income as a percentage of net sales decreased from 8.6% for the year ended December 31, 2005 to 5.1% for the year ended December 31, 2006.

Corporate and other. This category reflects certain administrative costs and expenses management has not allocated to its industry segments. These costs include compensation for executive officers, insurance, professional fees for audit, tax and legal services and data processing expenses. The negative net sales amount represents the elimination of intercompany sales. The operating loss decreased $6.8 million, from $37.7 million for the year ended December 31, 2005 to $30.9 million for the year ended December 31, 2006. This decrease was primarily due to the acceleration of payment of stock-based compensation during 2005 totaling $14.6 million as a result of the Merger. Partially offsetting this decrease were increases during 2006 due to a full year of amortization of customer list intangible assets recorded in 2005 in connection with the Merger, a full year of management fees incurred in connection with the Merger, and increased stock-based compensation expense due to the adoption of SFAS 123(R).

Segment Results—Year Ended December 31, 2005 Compared to December 31, 2004

Plates and shapes. Net sales increased $73.7 million, or 11.9%, from $621.0 million in 2004 to $694.7 million in 2005. This increase is primarily due to a 13.5% increase in the average realized price per ton partially offset by a 1.5% decrease in volume. The increase in average realized sales price was primarily due to the industry-wide improvement in supply and demand characteristics for our products.

Operating costs and expenses increased $108.5 million, or 21.0%, from $517.8 million in 2004 to $626.3 million in 2005. This increase was primarily attributable to the higher costs of raw materials. Costs were also increased due to a $1.6 million cost related to purchase accounting. Operating costs and expenses as a percentage of net sales increased from 83.4% in 2004 to 90.2% in 2005. This percentage increase was primarily due to higher average costs per ton together with fixed costs being spread over a lower volume of net sales.

Operating income decreased by $34.8 million, or 33.7%, from $103.2 million in 2004 to $68.4 million in 2005. This decrease is primarily attributable to the increase in the cost of raw materials and, to a lesser extent, on an additional $1.6 million of costs related to purchase accounting. Operating income as a percentage of net sales decreased from 16.6% in 2004 to 9.8% in 2005.

Flat rolled and non-ferrous. Net sales increased $47.7 million, or 6.6%, from $723.2 million in 2004 to $770.9 million in 2005. This increase is primarily due to a 14.0% increase in the average realized price per ton partially offset by a 6.5% decrease in volume. The increase in average realized sales prices was primarily due to the industry-wide improvement in supply and demand characteristics for our products.

Operating costs and expenses increased $94.0 million, or 14.7%, from $641.4 million in 2004 to $735.4 million in 2005. This increase was primarily attributable to the higher cost of raw materials, partially offset by decreased volume. Costs also increased by $1.9 million related to purchase accounting. Operating costs and expenses as a percentage of net sales increased from 88.7% in 2004 to 95.4% in 2005. This percentage increase was primarily due to higher average costs per ton together with fixed costs being spread over a lower volume of net sales.

Operating income decreased by $46.3 million, or 56.6%, from $81.8 million in 2004 to $35.5 million in 2005. This decrease is primarily attributable to the increase in the cost of raw materials and to a lesser extent a $1.9 million cost related to purchase accounting. Operating income as a percentage of net sales increased from 11.3% in 2004 to 4.6% in 2005.

Building products. Net sales increased $12.1 million, or 6.6%, from $183.0 million in 2004 to $195.1 million in 2005. The increase in net sales was principally due to price increases and to a lesser extent increased demand for these products.

Operating costs and expenses increased $3.2 million, or 1.8%, from $175.1 million in 2004 to $178.3 million in 2005, primarily due to higher sales. This increase was primarily driven by higher material costs and a $1.1 million cost related to purchase accounting. Operating costs and expenses as a percentage of net sales decreased from 95.7% in 2004 to 91.4% in 2005. Additionally, in 2004, we incurred $5.0 million of costs associated with the elimination of one layer of management and the closing of eleven redundant or unprofitable locations. These costs included $2.9 million in accrued expenses related to the disposal of real estate leases and $2.1 million in severance expense.

Operating income increased by $8.9 million, or 112.7%, from $7.9 million in 2004 to $16.8 million in 2005. This increase was primarily due to price increases partially offset by a $1.1 million cost related to purchase accounting. Operating income as a percentage of net sales increased from 4.3% in 2004 to 8.6% in 2005.

Corporate and other. This category reflects certain administrative costs and expenses that we have not allocated to our industry segments. These costs include compensation for executive officers, insurance, professional fees for audit, tax and legal services and data processing expenses. The negative net sales amount represents the elimination of intercompany sales. The operating loss increased $18.5 million, or 96.4%, from $19.2 million in 2004 to $37.7 million in 2005. This increase is primarily attributable to costs related to the completion of the Merger, including $14.6 million paid on the closing date of the Merger to holders of 1,081,270 vested in-the-money options and holders of 45,437 restricted stock grant awards which was expensed in November 2005.

Results of Operations—2005 Successor Company and Predecessor Company Results—Combined Non-GAAP

The following tables present our combined results for the fiscal year ended December 31, 2005, combining the results for the Successor Company from May 9, 2005 (date of inception) to December 31, 2005, and the results for the Predecessor Company from January 1, 2005 to November 30, 2005.

GAAP does not allow for such combination of the Predecessor Company’s and the Successor Company’s financial results; however, we believe the combined results provide information that is useful in evaluating our financial performance. The combined information is the result of merely adding the two columns and does not include any pro forma assumptions or adjustments. The Successor Company had no assets and conducted no operations from May 9, 2005 (date of inception) to November 30, 2005. We believe the Predecessor/Successor split of our results for the fiscal year ended December 31, 2005 would make it difficult for an investor to compare historical and future results. The Merger did not affect the operational activities of Metals USA and combining Predecessor and Successor results puts our operational performance into a meaningful format for comparative purposes.

As a result of the Merger, the fair value of inventories, property and equipment and intangibles (customer lists) were increased by $14.9 million, $118.6 million and $22.2 million, respectively. For the Successor Company for the period from May 9, 2005 (date of inception) to December 31, 2005, operating costs and expenses were increased by $5.2 million ($4.1 million for cost of sales and $1.1 million of additional depreciation and amortization) as the inventory was sold and additional depreciation and amortization was recorded. The fair value of deferred taxes and long-term liabilities were increased by $64.8 million and $3.1 million. Our intangible assets (customer lists) will be amortized over five years using an accelerated amortization method which approximates its useful life and value to us. Total acquisition costs were allocated to the acquired assets and assumed liabilities based upon estimates of their respective fair values as of the closing date of the Merger using valuation and other studies.

	Predecessor Company	Successor Company	Combined Non-GAAP
	Period from January 1, 2005 to November 30, 2005	Period from May 9, 2005 (Date of Inception) to December 31, 2005	Year Ended December 31, 2005
		(in millions)
Net sales	$1,522.1	$116.9	$1,639.0
Cost of sales(1)	1,189.3	92.5	1,281.8
Operating and delivery	139.1	12.8	151.9
Selling, general and administrative	108.5	9.3	117.8
Depreciation and amortization(1)	3.1	1.4	4.5

Operating income	82.1	0.9	83.0
Interest expense	12.0	4.1	16.1
Other (income) expense, net	(0.1)	—	(0.1)

Income (loss) before income taxes	$70.2	$(3.2)	$67.0

The period from May 9, 2005 (date of inception) to December 31, 2005 includes one month of operations, the month of December, of Metals USA. There is a slight decrease in our business during the winter months because of the impact of inclement weather conditions on the construction industry. This decrease in business, as well as the increase in costs that were associated with purchase accounting of $5.2 million, resulted in a net loss of $3.2 million.

	2005 Combined—By Segment
	Net Sales	%	Operating Income (Loss)%		Capital Expenditures	Shipments(2)
	(in millions, except percentages)
Combined Non-GAAP 2005:
Plates and Shapes	$694.7	42.4%	$68.4	82.4%	$13.7	740
Flat Rolled and Non-Ferrous	770.9	47.0%	35.5	42.8%	2.5	723
Building Products	195.1	11.9%	16.8	20.2%	3.2	—
Corporate and other	(21.7)	(1.3)%	(37.7)	(45.4)%	0.9	(24)

Total	$1,639.0	100.0%	$83.0	100.0%	$20.3	1,439

Successor Company:
Plates and Shapes	$54.5	46.6%	$4.0	444.4%	$4.1	57
Flat Rolled and Non-Ferrous	51.0	43.6%	0.6	66.7%	0.2	52
Building Products	13.2	11.3%	(0.7)	(77.8)%	0.1	—
Corporate and other	(1.8)	(1.5)%	(3.0)	(333.3)%	—	(2)

Total	$116.9	100.0%	$0.9	100.0%	$4.4	107

Predecessor Company:
Plates and Shapes	$640.2	42.1%	$64.4	78.4%	$9.6	683
Flat Rolled and Non-Ferrous	719.9	47.3%	34.9	42.5%	2.3	671
Building Products	181.9	12.0%	17.5	21.3%	3.1	—
Corporate and other	(19.9)	(1.4)%	(34.7)	(42.2)%	0.9	(22)

Total	$1,522.1	100.0%	$82.1	100.0%	$15.9	1,332

(1)

As a result of the Merger, the fair value of inventories, property and equipment and intangibles (customer lists) were increased by $14.9 million, $118.6 million and $22.2 million, respectively. For the Successor Company for the period from May 9, 2005 (date of inception) to December 31, 2005, operating costs and expenses were increased by $5.2 million ($4.1 million for cost of sales and $1.1 million of additional depreciation and amortization) as the inventory was sold and additional depreciation and amortization was recorded. On a segment basis, $5.2 million additional operating cost and expense was allocated as follows: Building Products $1.1 million, Flat Rolled and Non-Ferrous $1.9 million, Plates and Shapes $1.6 million, and Corporate $0.6 million.

(2)	Shipments are expressed in thousands of tons and are not an appropriate measure of volume for the Building Products Group.

	Predecessor Company	Successor Company	Combined Non-GAAP
	Period from January 1, 2005 to November 30, 2005	Period from May 9, 2005 (Date of Inception) to December 31, 2005	Year Ended December 31, 2005
		(in millions)
Cash Flow Data:
Cash flows provided by (used in) operating activities	$170.1	$7.3	$177.4
Cash flows used in investing activities	(15.8)	(434.5)	(450.3)
Cash flows provided by (used in) financing activities	(120.7)	438.5	317.8

Results of Operations

The following unaudited consolidated financial information reflects our historical financial statements.

Consolidated Results—Six Months Ended June 30, 2007 Compared to June 30, 2006

	2007	%	2006	%
	(in millions, except percentages)
Net sales	$943.5	100.0%	$887.8	100.0%
Cost of sales (exclusive of operating and delivery, and depreciation and amortization shown below)	720.0	76.3%	684.4	77.1%
Operating and delivery	89.9	9.5%	85.2	9.6%
Selling, general and administrative	58.2	6.2%	57.3	6.5%
Depreciation and amortization	10.3	1.1%	8.8	1.0%
Impairment of property and equipment	0.2	0.0%	—

Operating income	64.9	6.9%	52.1	5.9%
Interest expense	39.0	4.1%	24.9	2.8%
Other (income) expense, net	(0.1)		(0.2)

Income before income taxes	$26.0	2.8%	$27.4	3.1%

Net sales. Net sales increased $55.7 million, or 6.3%, from $887.8 million for the six months ended June 30, 2006 to $943.5 million for the six months ended June 30, 2007. The 2006 Acquisitions accounted for $29.0 million of the increase. The remaining increase of $26.7 million was primarily attributable to a 14.8% increase in average realized prices partially offset by a 7.4% decrease in volumes for our Flat Rolled and Non-Ferrous and Plates and Shapes Product Groups, and by a net sales decrease for our Building Products group of $20.2 million.

Cost of sales. Cost of sales increased $35.6 million, or 5.2%, from $684.4 million for the six months ended June 30, 2006, to $720.0 million for the six months ended June 30, 2007. The 2006 Acquisitions accounted for $16.5 million of the increase. The remaining increase of $19.1 million was primarily attributable to a 14.0% increase in the average cost per ton, which includes the effect of inventory purchase accounting costs of $10.8 million in the first quarter of 2006, offset in part by a 7.4% decrease in volumes for our Flat Rolled and Non-Ferrous and Plates and Shapes Groups. Cost of sales as a percentage of net sales decreased from 77.1% for the six months ended June 30, 2006 to 76.3% for the same period in 2007.

Operating and delivery. Operating and delivery expenses increased $4.7 million, or 5.5%, from $85.2 million for the six months ended June 30, 2006 to $89.9 million for the six months ended June 30, 2007. The 2006 Acquisitions accounted for a $5.8 million increase in operating and delivery expenses for the period, which was partially offset by lower variable costs of $1.1 million associated with decreased shipments. As a percentage of net sales, operating and delivery expenses decreased from 9.6% for the six months ended June 30, 2006 to 9.5% for the six months ended June 30, 2007.

Selling, general and administrative. Selling, general and administrative expenses increased $0.9 million, or 1.6%, from $57.3 million for the six months ended June 30, 2006 to $58.2 million for the six months ended June 30, 2007. The 2006 Acquisitions accounted for a $1.1 million increase in selling, general and administrative expenses for the period, an amount that was partially offset by a decrease of $0.2 million, which was primarily attributable to lower salaries, incentive compensation and advertising expenses at our Building Products segment. As a percentage of net sales, selling, general and administrative expenses decreased from 6.5% for the six months ended June 30, 2006 to 6.2% for the six months ended June 30, 2007.

Depreciation and amortization. Depreciation and amortization increased $1.5 million, or 17.1%, from $8.8 million for the six months ended June 30, 2006 to $10.3 million for the six months ended June 30, 2007. The 2006 Acquisitions accounted for an increase of $1.8 million, offset primarily by lower amortization of the customer lists intangible asset recorded in connection with the Merger, which decreases over the useful life and economic value of the intangible asset.

Operating income. Operating income increased $12.8 million, or 24.6%, from $52.1 million for the six months ended June 30, 2006 to $64.9 million for the six months ended June 30, 2007. The 2006 Acquisitions accounted for $3.7 million of the increase. The remaining increase of $9.1 million resulted primarily from increased net sales, which were driven by an increase in average realized prices. As a percentage of net sales, operating income increased from 5.9% for the six months ended June 30, 2006 to 6.9% for the six months ended June 30, 2007.

Interest expense. Interest expense increased $14.1 million, or 56.6%, from $24.9 million for the six months ended June 30, 2006 to $39.0 million for the six months ended June 30, 2007. This increase was primarily a function of higher debt levels and, to a lesser extent, higher effective interest rates. The $45.7 million purchase price for the 2006 Acquisitions, the $25.0 million dividend paid in May 2006, and $8.2 million of additional borrowings in connection with the dividend paid in January 2007 were financed from our ABL facility. In addition, we issued the 2006 notes in December 2006.

Segment Results—Six Months Ended June 30, 2007 Compared to June 30, 2006

	Net Sales	Operating Costs and Expenses	Operating Income (Loss)	Capital Spending	Tons Shipped(1)
	(in millions)
2007:
Plates and Shapes	$447.4	$396.9	$50.5	$8.2	419
Flat Rolled and Non-Ferrous	424.5	394.1	30.4	1.5	323
Building Products	79.3	78.0	1.3	1.0	—
Corporate and other	(7.7)	9.6	(17.3)	0.3	(6)

Total	$943.5	$878.6	$64.9	$11.0	736

2006
Plates and Shapes	$418.1	$373.8	$44.3	$2.9	426
Flat Rolled and Non-Ferrous	381.1	364.3	16.8	1.8	360
Building Products	99.5	93.2	6.3	2.1	—
Corporate and other	(10.9)	(4.4)	(15.3)	0.2	(11)

Total	$887.8	$835.7	$52.1	$7.0	775

(1)	Shipments are expressed in thousands of tons and are not an appropriate measure for the Building Products Group.

Plates and shapes. Net sales increased $29.3 million, or 7.0%, from $418.1 million for the six months ended June 30, 2006 to $447.4 million for the six months ended June 30, 2007. The 2006 Acquisition of Port City accounted for $26.6 million of increased net sales for the six months ended June 30, 2007. The remaining increase of $2.7 million was primarily due to a 7.0% increase in the average sales price per ton, partially offset by a 6.0% decrease in shipments for the six months ended June 30, 2007 compared to the six months ended June 30, 2006.

Operating costs and expenses increased $23.1 million, or 6.2%, from $373.8 million for the six months ended June 30, 2006 to $396.9 million for the six months ended June 30, 2007. The 2006 Acquisition of Port City accounted for $23.0 million of the increase. In addition, a 6.0% decrease in shipments was partially offset by a 5.8% increase in average realized prices (which includes the effect of inventory purchase accounting costs of $4.3 million in the first quarter of 2006) for the six months ended June 30, 2007. Operating costs and expenses as a percentage of net sales decreased from 89.4% for the six months ended June 30, 2006 to 88.7% for the six months ended June 30, 2007.

Operating income increased by $6.2 million, from $44.3 million for the six months ended June 30, 2006 to $50.5 million for the six months ended June 30, 2007. The 2006 Acquisition of Port City accounted for $3.6 million of the increase. The remaining increase is primarily attributable to the increase in net sales discussed above. Operating income as a percentage of net sales increased from 10.6% for the six months ended June 30, 2006 to 11.3% for the six months ended June 30, 2007.

Flat rolled. Net sales increased $43.4 million, or 11.4%, from $381.1 million for the six months ended June 30, 2006 to $424.5 million for the six months ended June 30, 2007. This increase was primarily due to a 24.1% increase in the average sales price per ton, partially offset by a 10.3% decrease in shipments for the six months ended June 30, 2007 compared to the six months ended June 30, 2006. Although prices were generally improving throughout the first six months of 2007, the ferrous Flat Rolled business remained competitive and, as a result, we elected to reduce sales volume to maintain our level of profitability. The increase in average sales price per ton was largely driven by increased sales of non-ferrous metals, which accounted for 47.0% of the segment’s sales product mix for the first six months of 2007, compared to 36.6% for the first six months of 2006.

Operating costs and expenses increased $29.8 million, or 8.2%, from $364.3 million for the six months ended June 30, 2006 to $394.1 million for the six months ended June 30, 2007. This increase was mostly attributable to an increase in the cost of raw materials of 22.7% (which includes the effect of inventory purchase accounting costs of $3.2 million in the first quarter of 2006), partially offset by a 10.3% decrease in shipments for the six months ended June 30, 2007. Operating costs and expenses as a percentage of net sales decreased from 95.6% for the six months ended June 30, 2006 to 92.8% for the six months ended June 30, 2007.

Operating income increased by $13.6 million, from $16.8 million for the six months ended June 30, 2006 to $30.4 million for the six months ended June 30, 2007. The increase was primarily attributable to the increase in net sales discussed above, which, despite the decrease in shipments, produced higher margins due to the shift in product mix to more non-ferrous products. Operating income as a percentage of net sales increased from 4.4% for the six months ended June 30, 2006 to 7.2% for the six months ended June 30, 2007.

Building products. Net sales decreased $20.2 million, or 20.3%, from $99.5 million for the six months ended June 30, 2006 to $79.3 million for the six months ended June 30, 2007. The 2006 Acquisition of Dura-Loc accounted for $2.4 million of sales during the period. The remaining net sales decrease was primarily due to softness in the residential remodeling market, which was impacted by declines in existing home sales and new house production.

Operating costs and expenses decreased $15.2 million, or 16.3%, from $93.2 million for the six months ended June 30, 2006 to $78.0 million for the six months ended June 30, 2007. The 2006 Acquisition of Dura-Loc accounted for $2.3 million of increased costs, which was offset by lower operating costs and expenses associated with lower sales volumes, in addition to certain initiatives the segment has taken in response to the downturn in the housing and residential remodeling markets, including reductions in square footage under lease, standardization of service center layouts, and manufacturing consolidation. Operating costs and expenses as a percentage of net sales increased from 93.7% for the six months ended June 30, 2006 to 98.4% for the six months ended June 30, 2007.

Operating income decreased by $5.0 million, or 79.4%, from $6.3 million for the six months ended June 30, 2006 to $1.3 million for the six months ended June 30, 2007. The 2006 Acquisition of Dura-Loc accounted for $0.1 million of operating income, offset primarily by the reductions in sales volumes discussed above. Operating income as a percentage of net sales decreased from 6.3% for the six months ended June 30, 2006 to 1.6% for the six months ended June 30, 2007.

Corporate and other. This category reflects certain administrative costs and expenses management has not allocated to its industry segments. These costs include compensation for executive officers, insurance, professional fees for audit, tax and legal services and data processing expenses. The negative net sales amount represents the elimination of intercompany sales. The operating loss increased $2.0 million, or 13.1%, from $15.3 million for the six months ended June 30, 2006 to $17.3 million for the six months ended June 30, 2007. This increase was primarily attributable to $3.0 million of higher stock-based compensation expense due to the accelerated vesting of stock options in connection with the dividend paid in January 2007, partially offset by lower amortization of the customer lists intangible asset recorded in connection with the Merger, which decreases over the useful life and economic value of the intangible asset.

Liquidity and Capital Resources

Our primary sources of liquidity are borrowings under the ABL facility and our cash flow from operations. At June 30, 2007, our borrowing availability was $119.8 million and we had available cash of $17.6 million. Our borrowing availability fluctuates daily with changes in eligible accounts receivables and inventory, less outstanding borrowings and letters of credit. See Financing Activities below. On August 31, 2007, we had $313.0 million drawn on the ABL facility and borrowing availability of $145.8 million.

Operating and Investing Activities

Although we do not produce any metal, our financial performance is affected by changes in metal prices. As a processor and distributor of metal products, we maintain a constant inventory of steel and other metals that are subject to market pricing changes. When metal prices rise, we generally are able to sell our products at prices that are higher than their historical costs. Accordingly, our working capital (which consists primarily of accounts receivable and inventory) requirements and our profitability tend to increase in a rising price environment. Conversely, when metal prices fall, our working capital requirements and our profitability tend to decrease.

Changes in metal prices also affect our liquidity because of the time difference between our payment for our raw materials and our collection of cash from our customers. We sell our products and typically collect our accounts receivable within 45 days after the sale; however, we tend to pay for replacement materials (which are more expensive when metal prices are rising) over a much shorter period, primarily to benefit from early-payment discounts that are substantially higher than our cost of incremental debt. As a result, when metal prices are rising, we tend to draw more on the ABL facility to cover the cash flow cycle from material purchase to cash collection. When metal prices fall, we can replace our inventory at lower cost and, thus, generally do not need to access the ABL facility as much to cover the cash flow cycle. We believe our cash flow from operations, supplemented with the cash available under the ABL facility will provide sufficient liquidity to meet the challenges and obligations we face during the current metal price environment. Additionally, we intend to look for value-added businesses that we can acquire at reasonable prices. We intend to use cash flows from operations and excess cash available under the ABL facility to fund future acquisitions.

Cash Flows

The following discussion of the principal sources and uses of cash should be read in conjunction with our Consolidated Statements of Cash Flows which are set forth under “Selected historical consolidated financial data.”

Six Months Ended June 30, 2007 Compared to June 30, 2006

During the six months ended June 30, 2007, net cash provided by operating activities was $32.7 million. This amount represents net income, adjusted for costs that did not involve cash flows for the period, of $32.8 million, offset by changes in operating assets and liabilities that resulted in a cash outflow of $0.1 million for the period, an amount that was primarily attributable to increases in accounts receivable, partially offset by decreases in inventories and increases in accounts payable and accrued liabilities. During the six months ended June 30, 2006, net cash used in operating activities was $15.9 million. This amount represents net income, adjusted for costs that did not involve cash flows for the period, of $21.7 million, offset by changes in operating assets and liabilities that resulted in a cash outflow of $37.6 million, an amount that was primarily attributable to increases in accounts receivable and inventories, partially offset by decreases in prepaid expenses and increases in accounts payable and accrued liabilities.

Net cash used in investing activities was $9.9 million for the six months ended June 30, 2007, and consisted primarily of $11.0 million of purchases of assets. For the six months ended June 30, 2007, the most significant internal capital project was the expansion of our New Orleans Plates and Shapes facility. Net cash used in investing activities was $52.5 million for the six months ended June 30, 2006, and consisted of $7.0 million of purchases of assets, in addition to $45.5 million for the 2006 Acquisitions. For the six months ended June 30, 2006, the most significant capital projects included an expansion of our non-ferrous Germantown, Wisconsin facility and the installation of new processing equipment in our New Orleans Plates and Shapes facility.

Net cash used in financing activities was $160.9 million for the six months ended June 30, 2007, and consisted primarily of dividends paid to our stockholders of $149.0 million, in addition to net repayments on the ABL facility of $9.0 million. Net cash provided by financing activities was $76.4 million for the six months ended June 30, 2006 and consisted primarily of net borrowings on the ABL facility of $102.6 million and a $25.0 million cash dividend paid to our stockholders.

Year Ended December 31, 2006 Compared to Combined Year Ended December 31, 2005

The year ended December 31, 2005 includes the combined results for the Successor Company from May 9, 2005 (date of inception) to December 31, 2005, and the Predecessor Company from January 1, 2005 to November 30, 2005. See “Results of Operations—2005 Successor Company and Predecessor Company Results—Combined Non-GAAP” above for information on our combined results for the fiscal year ended December 31, 2005, combining the results for the Successor Company from May 9, 2005 (date of inception) to December 31, 2005, and the results for the Predecessor Company from January 1, 2005 to November 30, 2005.

During the year ended December 31, 2006, net cash used in operating activities was $45.7 million. This amount represents net income, adjusted for costs that did not involve cash flows for the period, of $63.2 million, offset by changes in operating assets and liabilities that resulted in a cash outflow of $108.9 million for the period, an amount that was primarily attributable to increases in accounts receivable and inventories, partially offset by a decrease in prepaid expenses and increases in accounts payable and accrued liabilities.

During the year ended December 31, 2005, net cash provided by operating activities was $177.4 million. We had operating income of $83.0 million in 2005, and $116.5 million of cash was provided by the reduction of inventory and collection of accounts receivable.

Net cash used in investing activities was $61.0 million for the year ended December 31, 2006, and consisted of $1.6 million of proceeds from the sale of assets, offset by $16.9 million of purchases of assets and the

$45.7 million for the purchase of Port City and Dura-Loc. These purchases were strategic acquisitions in our Plates and Shapes and Building Products segments. For the year ended December 31, 2006, the most significant internal capital projects included the expansion of our non-ferrous Germantown, Wisconsin facility and the installation of new processing equipment in our New Orleans facility. Net cash used by investing activities for the year ended December 31, 2005 was $450.3 million and consisted of Flag Intermediate’s acquisition of Metals USA pursuant to the Merger for $430.1 million, the purchase of assets of $20.3 million, which was partially offset by the sales of assets of $0.1 million. The most significant capital investments during the year included an acquisition of new laser cutting equipment at our Plates and Shapes facility in the New Orleans area, the expansion of our Plates and Shapes facility in Greensboro, North Carolina, and the purchase of previously leased Plates and Shapes facilities in Newark, New Jersey and York, Pennsylvania.

Net cash provided by financing activities was $251.2 million for the year ended December 31, 2006 and consisted primarily of net borrowings on the ABL facility of $137.6 million, in addition to proceeds of $144.8 million from the issuance of the 2006 notes, offset by the $25.0 million payment of a cash dividend. Net cash provided by financing activities was $317.8 million for the year ended December 31, 2005 and consisted primarily of the proceeds from the issuance of the Metals USA notes of $275.0 million, $191.4 million of borrowings under our ABL facility, and the net capital contribution from Apollo and certain members of management of $134.0 million. These were partially offset by payments of $107.7 million under our previous credit facility and the final payment of $145.3 million to payoff and terminate that facility as a result of the Merger.

Financing Activities

The ABL Facility

The ABL facility permits us to borrow on a revolving basis through November 30, 2011. Substantially all of our subsidiaries are borrowers under the ABL facility.

Prior to June 8, 2007, the ABL facility provided for borrowings, subject to a borrowing base calculation, of up to $450.0 million, which was comprised of $425.0 million of Tranche A Commitments and $25.0 million of the Tranche A-1 Commitments. While the Tranche A-1 Commitments are outstanding, the borrowing base is subject to greater advance rates than would be otherwise in effect.

On July 18, 2006, Amendment No. 1 to the loan and security agreement governing our ABL facility, which we refer to in this prospectus as “Amendment No. 1,” was executed to: (1) modify the FCCR calculation solely with respect to permitted acquisitions, by excluding all dividends from the calculation, (2) allow the Adjusted EBITDA of our Canadian subsidiary to be included in our FCCR calculation and (3) change the definition of a qualified public offering to include an offering made by our parent company. This Amendment No. 1 did not have any impact on our current covenant compliance.

On June 8, 2007, we executed the second amendment to the ABL facility, which we refer to in this prospectus as the “June 2007 amendment,” which increased the commitment from $450.0 million to $525.0 million, comprised of $500.0 million of Tranche A Commitments and $25.0 million of Tranche A-1 Commitments. Additionally, the June 2007 amendment reduced the borrowing cost on the Tranche A facility by 25 basis points, reduced the borrowing cost on the Tranche A-1 facility by 75 basis points and gave us the option to increase the Tranche A Commitments by $100.0 million. The June 2007 amendment did not have any impact on our current covenant compliance. Costs incurred in connection with the June 2007 amendment totaled $2.4 million, and are being amortized over the existing term of the ABL facility, which expires November 30, 2011.

Borrowing base. The maximum availability under the ABL facility is based on eligible receivables and eligible inventory, subject to certain reserves. Our borrowing availability fluctuates daily with changes in eligible receivables and inventory, less outstanding borrowings and letters of credit. The borrowing base is equal to the lesser of (a) the aggregate amount of the Tranche A Commitments and the Tranche A-1 Commitments and (b) the sum of:

•	85% of the net amount of eligible accounts receivable;

•	the lesser of (x) 70% of the lesser of the original cost or market value of eligible inventory and (y) 90% of the net orderly liquidation value of eligible inventory; and

•	at all times prior to the termination of the Tranche A-1 Commitments, the sum of 5% of the net amount of eligible accounts receivable and 5% of the net orderly liquidation value of eligible inventory.

Initial borrowings under the ABL facility were used to repay the outstanding amounts drawn under our existing revolving credit facility and to fund other costs and expenses related to the Merger. The loan and security agreement governing the ABL facility provides for up to $15.0 million of swing-line loans and up to $100.0 million for the issuance of letters of credit. Both the face amount of any outstanding letters of credit and any swing-line loans will reduce borrowing availability under the ABL facility on a dollar-for-dollar basis.

As of June 30, 2007, we had eligible collateral of $496.0 million, $320.0 million in outstanding advances, $17.7 million in open letters of credit and $119.8 million in additional borrowing capacity.

In May 2006, we used $36.3 million and $9.4 million of funds from the ABL facility to acquire the net assets of Port City and Dura-Loc, respectively. Also in May 2006, we paid the May 2006 dividend in the amount of $25.0 million dividend to our stockholders, which was funded by the ABL facility. In January 2007, we used the net proceeds from the issuance of the 2006 notes, as well as $8.2 million of additional borrowings under the ABL facility, to pay a cash dividend of approximately $144.8 million to our stockholders, to make a cash payment (partially in lieu of the cash dividend) of $4.2 million to our vested stock option holders, and to pay fees and expenses related to the issuance of the 2006 notes, including a $1.5 million non-recurring transaction fee to Apollo.

On July 2, 2007, we purchased the business operations of Lynch Metals for approximately $43.0 million. The purchase price was funded by borrowings under the ABL facility, $39.0 million of which was paid at closing, and approximately $4.0 million of which is deferred and will be paid in various installments over the next two years. Also in July 2007, we issued $300.0 million initial aggregate principal amount of the old notes. The net proceeds from the issuance of the old notes, as well as approximately $8.3 million of additional borrowings under the ABL facility, were used to redeem the 2006 notes (for approximately $150.0 million plus accrued and unpaid interest of approximately $5.4 million), to pay a cash dividend of approximately $130.3 million to our stockholders, which include Apollo and certain members of management, to make a cash payment (partially in lieu of the cash dividend) of approximately $9.2 million to our stock option holders, which include certain members of our management, and to pay fees and expenses related to the offering of the old notes.

Guarantees and security. Substantially all of our subsidiaries are defined as “borrowers” under such agreement. The obligations under the ABL facility are guaranteed by Flag Intermediate and certain of our domestic subsidiaries and are secured (i) on a first-priority lien basis by our, the other borrowers’ and the guarantors’ accounts, inventory, cash and proceeds and products of the foregoing and certain assets related thereto and (ii) on a second-priority lien basis by substantially all of our, the other borrowers’ and the guarantors’ other assets, subject to certain exceptions and permitted liens.

Interest rate and fees. Interest is calculated based upon a margin (established within a specific pricing grid for loans utilizing Tranche A Commitments) over reference rates. The marginal rates vary with our financial performance as measured by the FCCR. The FCCR is determined by dividing (i) the sum of Adjusted EBITDA (as defined by the loan and security agreement governing the ABL facility) minus income taxes paid in cash minus non-financed capital expenditures by (ii) the sum of certain distributions paid in cash, cash interest expense and scheduled principal reductions on debt.

The interest rates with respect to loans utilizing the Tranche A Commitments are, at our option, (i) the higher of (a) the prime rate of Credit Suisse in effect at its principal office in New York City and (b) the federal funds effective rate plus 0.5%; plus, in each case, an applicable margin ranging between 0.25% and 0.50% as determined in accordance with the loan agreement or (ii) the rate (as adjusted) at which Eurodollar deposits for one, two, three, six or, if available, nine or twelve months, as selected by us, by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars, plus an applicable margin ranging between 1.00% and 1.75% as determined in accordance with the loan and security agreement governing the ABL facility. The interest rates with respect to loans utilizing the Tranche A-1 Commitments are, at our option, (i) the higher of (a) the prime rate of Credit Suisse in effect at its principal office in New York City and (b) the federal funds effective rate plus 0.5%; in each case plus an applicable margin of 0.75% or (ii) the rate (as adjusted) at which Eurodollar deposits for one, two, three, six or, if available, nine or twelve months, as selected by us, by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars, plus an applicable margin of 2.75%.

A commitment fee is payable on any unused commitments under the ABL facility of 0.25% per annum. The applicable base rate and the effective LIBOR rate were 8.25% and 5.36%, respectively, at June 30, 2007.

Certain covenants. The ABL facility contains customary representations, warranties and covenants as a precondition to lending, including a material adverse change in the business, limitations on our ability to incur or guarantee additional debt, subject to certain exceptions, pay dividends, or make redemptions and repurchases, with respect to capital stock, create or incur certain liens, make certain loans or investments, make acquisitions or investments, engage in mergers, acquisitions, asset sales and sale lease-back transactions, and engage in certain transactions with affiliates. In addition, the ABL facility requires a lock-box arrangement, which in the absence of default, is controlled by Metals USA. As long as our borrowing availability is $45.0 million or greater, we do not have to maintain a minimum FCCR. Should borrowing availability fall below $45.0 million, we must maintain an FCCR of at least 1.0 to 1.0.

Additionally, payments to affiliates are limited to the greater of $3.0 million or 3% of Adjusted EBITDA (as defined in the loan and security agreement governing the ABL facility) provided borrowing availability equals at least $25.0 million. Further, distributions in respect of capital stock are limited to the payment of up to $25.0 million, plus $5.0 million for each full fiscal quarter (with any amount not used in any fiscal quarter being permitted to be used in succeeding fiscal quarters), plus 50% of cumulative consolidated net income, or if a loss, minus 100% of the amount thereof, plus 100% of the aggregate net proceeds received by us from certain sales and issuances of capital stock or from certain capital contributions, of dividends in any fiscal quarter provided that borrowing availability is greater than $50.0 million.

The ABL facility contains events of default with respect to: default in payment of principal when due, default in the payment of interest, fees or other amounts after a specified grace period, material breach of the representations or warranties, default in the performance of specified covenants, failure to make any payment when due under any indebtedness with a principal amount in excess of a specified amount, certain bankruptcy events, certain ERISA violations, invalidity of certain security agreements or guarantees, material judgments, or a change of control. In the event of default the agreement may permit the lenders to: (i) restrict the account or refuse to make revolving loans; (ii) cause customer receipts to be applied against borrowings under the ABL facility causing the Company to suffer a rapid loss of liquidity and the ability to operate on a day-to-day basis; (iii) restrict or refuse to provide letters of credit; or ultimately: (iv) terminate the commitments and the agreement; or (v) declare any or all obligations to be immediately due and payable if such default is not cured in the specified period required. Any payment default or acceleration under the ABL facility would also result in a default under the Metals USA Notes that would provide the holders of the Metals USA Notes with the right to demand immediate repayment.

The Metals USA Notes

On the closing date of the Merger, we received approximately $268.0 million of net cash proceeds from the sale of $275.0 million of the Metals USA Notes, after deducting expenses of the offering. Interest on the Metals USA Notes accrues at the rate of 11 1/8% per annum and is payable semiannually in arrears on June 1 and December 1 and commenced on June 1, 2006. We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful. The indenture governing the Metals USA Notes contains the covenants described under “—Covenant Compliance” below.

The Metals USA Notes contain events of default with respect to: default in payment of principal when due, default in the payment of interest, fees or other amounts after a specified grace period, material breach of the representations or warranties, default in the performance of specified covenants, failure to make any payment when due under any indebtedness with a principal amount in excess of a specified amount, certain bankruptcy events, certain ERISA violations, invalidity of certain security agreements or guarantees, material judgments, or a change of control.

On August 7, 2006, we commenced an exchange offer to exchange the privately placed Metals USA Notes for substantially identical Metals USA Notes registered under the Securities Act. The exchange offer was completed on September 5, 2006.

The 2006 Notes

During December 2006, we issued the 2006 notes. The 2006 notes were senior unsecured obligations that were not guaranteed by any of Metals USA Holdings’ subsidiaries. As such, the 2006 notes were structurally subordinated to all indebtedness and other liabilities (including trade payables) of Metals USA Holdings’ subsidiaries.

Because Metals USA Holdings’ principal asset is its investment in Flag Intermediate, Flag Intermediate provided funds to service the 2006 notes through payment of quarterly dividends to Metals USA Holdings. On April 16, 2007, Flag Intermediate paid Metals USA Holdings a $5.3 million dividend to finance the initial quarterly interest payment on the 2006 notes.

In connection with the issuance of the old notes discussed below, Metals USA Holdings discharged its obligations under the indenture related to the previously issued 2006 notes by depositing with the trustee for the 2006 notes (i) an irrevocable notice of redemption of the 2006 notes and (ii) cash and United States government securities in an amount necessary to yield on August 9, 2007 approximately $156.0 million, which represents all amounts payable under the indenture relating to the 2006 notes on the August 9, 2007 redemption date.

The Notes

On July 10, 2007, we issued $300.0 initial aggregate principal of the old notes. The notes are senior unsecured obligations that are not guaranteed by any of Metals USA Holdings’ subsidiaries. As such, the notes are structurally subordinated to all indebtedness and other liabilities (including trade payables) of Metals USA Holdings’ subsidiaries.

The initial four interest payments on the notes are payable solely in cash. For any interest period thereafter, we may elect to pay interest (1) entirely in cash, which we refer to in this prospectus as the “Cash Interest,” (2) as PIK Interest, which would increase the principal amount of the notes or issuing new notes, or (3) as Partial PIK Interest, which is on 50% of the outstanding principal amount of the notes in cash and on 50% of the outstanding principal amount of the notes by increasing the principal amount of the outstanding notes or by issuing new notes. Cash interest on the notes will accrue at a rate per annum, reset quarterly, equal to LIBOR plus a spread of 6.00%, which increases by 0.25% to 6.25% in year 2, by 0.50% to 6.50% in year 3, and by 0.75% to 6.75% in year 4. In the event PIK Interest is paid on the notes after the first four interest periods, the then-applicable margin over LIBOR on the notes would increase by 0.75% for each period in which PIK Interest is paid. If we elect to pay any PIK Interest, we will increase the principal amount on the notes or issue new notes in an amount equal to the amount of PIK Interest for the applicable interest payment period to holders of the notes on the relevant record date.

Flag Intermediate plans to provide funds to service the notes through payment of quarterly dividends to Metals USA Holdings. On October 1, 2007, Flag Intermediate expects to pay Metals USA Holdings a $7.7 dividend to finance the initial quarterly interest payment on the notes.

The terms of the ABL facility, as well as the indenture governing the Metals USA Notes, restrict Flag Intermediate and certain of its subsidiaries from making payments or transferring assets to Metals USA Holdings, including dividends, loans, or distributions. Such restrictions include prohibition of dividends in an event of default and limitations on the total amount of dividends paid to Metals USA Holdings. In the event these agreements do not permit Flag Intermediate to provide Metals USA Holdings with sufficient distributions to fund interest and principal payments on the notes when due, Metals USA Holdings may default on its notes unless other sources of funding are available. Amounts available under these restricted payment provisions amounted to $35.3 under the indenture governing the Metals USA Notes and $60.0 under the loan and security agreement governing the ABL facility as of June 30, 2007.

On or after January 15, 2008, Metals USA Holdings may redeem some or all of the notes at certain redemption prices, plus accrued and unpaid interest and additional interest, if any, to the redemption date. If Metals USA Holdings makes certain public offerings, sales or issuances of common stock, and does not redeem the notes, it will be required to make an offer to repurchase the maximum principal amount of the notes that may be purchased out of the proceeds thereof, at a price equal to 100% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase.

The indenture governing the notes contains covenants that, among other things, limit Metals USA Holdings’ ability and the ability of certain of its subsidiaries to incur or guarantee additional indebtedness or issue disqualified or preferred stock, repurchase or redeem capital stock or subordinated indebtedness, pay dividends or make distributions to its stockholders, incur restrictions on the ability of its subsidiaries to pay dividends or to make other payments to Metals USA Holdings, transfer or sell assets, create liens, enter into transactions with affiliates, make investments or acquisitions, and merge or consolidate with other companies or transfer all or substantially all of its assets.

From time to time, depending upon market, pricing and other conditions, as well on our cash balances and liquidity, we may seek to repurchase a portion of the notes in the market. Additionally, our affiliates, which include Apollo, from time to time and depending upon market, pricing and other conditions, have purchased and may in the future purchase a portion of the notes in the market. Any such future purchases may be made in the open market, privately negotiated transactions, tender offers or otherwise.

Metals USA Holdings has agreed to file an exchange offer registration statement within 210 days of the issuance of the old notes to exchange the old notes for a new issue of substantially identical debt securities registered under the Securities Act. This prospectus constitutes such an exchange offer registration statement. Metals USA Holdings has also agreed to file a shelf registration statement to cover resales of the old notes under certain circumstances. If Metals USA Holdings fails to satisfy these obligations, it has agreed to pay additional interest to the holders of the old notes under certain circumstances.

Covenant Compliance

Our FCCR as defined by the ABL facility is calculated based on a numerator consisting of Adjusted EBITDA less cash taxes and capital expenditures, and a denominator consisting of interest expense and certain distributions. As of June 30, 2007, our FCCR was 1.64. As of June 30, 2007, we had $119.8 million of additional borrowing capacity under the ABL facility. Failure to comply with the FCCR covenant of the ABL facility can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

The indenture governing the Metals USA Notes contains covenants that restrict our ability to take certain actions, such as incurring additional debt and making certain acquisitions, if we are unable to meet defined Adjusted EBITDA to Fixed Charges and consolidated total debt ratios (each, as defined). The covenants in the indenture require us to have an Adjusted EBITDA to Fixed Charge ratio (measured on a trailing four-quarter basis and calculated differently from the fixed charge coverage ratio as defined by the ABL facility) of 2.0 to 1.0 to incur “ratio” indebtedness and a consolidated total debt ratio of no greater than 4.75 to 1.0 to incur “ratio” indebtedness in connection with acquisitions. Based on the calculations for the trailing four quarters, we are able to satisfy these covenants and incur additional indebtedness under these ratios, including for acquisition purposes, under our indentures. The most restrictive of the covenants in all of our debt agreements is the FCCR in our ABL facility; accordingly, we have presented our covenant compliance on that basis.

Fixed charges are defined as interest expense excluding the amortization or write-off of deferred financing costs. Adjusted EBITDA is defined as EBITDA further adjusted to exclude certain non-cash, non-recurring and realized or expected future cost savings directly related to prior acquisitions. We believe that the inclusion of the supplemental adjustments applied in calculating Adjusted EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our financial covenants and assess our ability to incur additional indebtedness in the future. EBITDA, adjusted EBITDA and fixed charges are not defined terms under GAAP. Adjusted EBITDA should not be considered an alternative to operating income or net income as a measure of operating results or an alternative to cash flows as a measure of liquidity. Fixed charges should not be considered an alternative to interest expense. Because we are highly leveraged, we believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors to demonstrate compliance with the covenants in our debt agreements.

As of June 30, 2007, we were in compliance with all of the debt covenants including those of the loan and security agreement governing the ABL facility and the indenture governing the Metals USA Notes. Both the loan and security agreement governing the ABL facility and the indenture governing the Metals USA Notes contain restrictions as to the payment of dividends. As of June 30, 2007, under the most restrictive of these covenants, the maximum amount of dividends that could be paid was $60.0 million under the loan and security agreement governing the ABL facility and $35.3 million under the indenture governing the Metals USA Notes. As of June 30, 2007, Flag Intermediate and its wholly owned subsidiary, Metals USA, had $156.3 million of total stockholder’s equity.

We believe the cash flow from operations, supplemented by the cash available under the ABL facility, will be sufficient to enable us to meet our debt service and operational obligations as they come due for at least the next twelve months.

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

	Historical				Pro Forma	Historical		Pro Forma
	Predecessor Company		Successor Company
	Year Ended December 31,	Period from January 1, 2005 to November 30,	Period from May 9, 2005 (Date of Inception) to December 31,	Year Ended December 31,		Six Months Ended June 30,
	2004	2005	2005	2006	2006	2006	2007	2007
	(in millions)
Net income (loss)	$104.5	$43.5	$(2.0)	$39.3	$15.2	$16.0	$15.5	$9.6
Depreciation and amortization	2.0	3.5	1.5	22.6	22.6	9.2	11.0	11.0
Interest expense	8.4	12.0	4.1	54.6	93.9	24.9	39.0	48.7
Provision (benefit) for income taxes	63.3	26.7	(1.2)	25.8	10.4	11.4	10.5	6.7
Other (income) expense	(2.5)	(0.1)	—	(0.7)	(0.7)	(0.2)	(0.1)	(0.1)

EBITDA	175.7	85.6	2.4	141.6	141.4	61.3	75.9	75.9
Indenture covenant defined adjustments:
Inventory purchase adjustments(1)	—	—	4.1	10.8	10.8	10.8	—	—
Stock options and grant expense(2)	—	15.0	0.4	1.2	1.4	0.6	3.7	3.7
Write-off prepaid expenses as result of Merger(3)	—	0.3	—	—	—	—	—	—
Effect of acquisitions(4)	—	—	—	—	3.7	—	—	—
Facilities closure(5)	5.0	—	—	1.4	1.4	—	—	—
Severance costs(6)	—	0.7	—	—	—	—	—	—
Management fees(7)	—	—	0.1	1.2	1.2	0.6	0.6	0.6

Adjusted EBITDA	$180.7	$101.6	$7.0	$156.2	$159.9	$73.3	$80.2	$80.2

Fixed charge coverage ratio(8)	N/A	N/A	N/A	1.51	1.47	1.21	1.64	1.44

(1)	As a result of management’s analysis and evaluation of the replacement cost of inventory at the date of the closing of the Transactions, a purchase accounting increase in the fair value of inventory of $14.9 million was recorded as of December 1, 2005, with $4.1 million of that amount charged to cost of sales in December 2005 and $10.8 million charged to cost of sales in the first quarter of 2006.
(2)	The Predecessor Company paid $14.6 million on the closing date of the Merger to holders of 1,081,270 vested in-the-money options and holders of 45,437 restricted stock grant awards. Those amounts were recorded as an administrative expense during the period from January 1, 2005 to November 30, 2005. The remaining stock options and grant expense represented non-cash charges to expense.
(3)	These prepaid amounts were written off as a result of the Transactions.
(4)	Amount represents incremental EBITDA from the recent acquisitions as if they had taken place on January 1, 2006. The financial information from the recent acquisitions is based on unaudited financial statements for each of Port City and Dura-Loc. Included in such incremental EBITDA are estimated cost savings and other synergies specifically identified in connection with the recent acquisitions of $0.4 million for the pre-acquisition period during 2006. These estimated synergies include lower feedstock costs due to leveraged purchasing and operational process improvements, lower selling expenses due to better geographic sales coverage and elimination of redundant sales positions, and improved operating results by the impact of additional value-added processing equipment that Port City recently added to its facility.

(5)	This amount represents $5.0 million of charges in the Building Products Group for the elimination of one layer of management and closure of eleven facilities in 2004.
(6)	This amount represents severance costs of management personnel that were replaced as part of the Transactions.
(7)	Includes accrued expenses related to the management agreement we have with Apollo, pursuant to which Apollo or its affiliates provide us with management services. See “Certain Relationships and Related Party Transactions—Apollo Management Agreements.”
(8)	This amount represents the FCCR which is not applicable for the Predecessor Company which operated under a different revolving credit facility, or for the period from May 9, 2005 (date of inception) to December 31, 2005 of the Successor Company because the FCCR is based on a rolling four-quarter period.

Off-Balance Sheet Arrangements

We were not engaged in off-balance sheet arrangements through any unconsolidated, limited-purpose entities and no material guarantees of debt or other commitments to third parties existed at June 30, 2007.

Contractual Obligations

We enter into operating leases for many of our facility, vehicle and equipment needs. These leases allow us to conserve cash by paying a monthly lease rental fee for the use of, rather than purchasing, facilities, vehicles and equipment. At the end of the lease, we have no further obligation to the lessor. We have varying amounts of open purchase orders that are subject to renegotiation/cancellation by either party as to quantity or price. Generally, the amounts outstanding relate to delivery periods of up to 12 weeks from the date of the purchase order.

As of December 31, 2006, our future contractual obligations include the following:

		For the Fiscal Years Ended December 31,
	Total	2007	2008	2009	2010	2011	Beyond
		(in millions)
ABL facility(1)	$329.0	$—	$—	$—	$—	$329.0	$—
Purchase Orders	209.0	209.0	—	—	—	—	—
11 1/8% Senior Secured Notes Due 2015 (Metals USA notes)	550.4	30.6	30.6	30.6	30.6	30.6	397.4
Senior Floating Rate Toggle Notes Due 2012 (2006 notes)(2)	150.0	—	—	—	—	—	150.0
IRB(3)	5.7	—	—	—	—	—	5.7
Other obligations	0.9	0.5	0.1	0.1	0.1	0.1	—
Operating lease obligations	76.3	17.2	15.1	11.0	9.8	8.7	14.5

Total	$1,321.3	$257.3	$45.8	$41.7	$40.5	$368.4	$567.6

(1)	The amounts stated do not include interest costs. The ABL facility bears interest based upon a margin over reference rates established within a specific pricing grid. The marginal rates will vary with our financial performance as measured by the fixed charge coverage ratio. The applicable base rate and the effective LIBOR rate were 8.25% and 5.36%, respectively, at December 31, 2006.
(2)	The amounts stated do not include interest costs. The 2006 notes bear cash interest at LIBOR plus a spread of 6.00%, which increases by 0.25% to 6.25% in year 2 and by 0.50% to 6.50% in year 3. In the event PIK Interest is paid on the notes after the first interest period, the then-applicable margin over LIBOR on the 2006 notes would increase by 0.75% for each period in which PIK Interest is paid. The effective LIBOR rate was 5.36% at December 31, 2006.
(3)	The amounts stated do not include interest costs. The interest rate assessed on the IRB varies from month to month based on an index of mutual bonds, which was 4.02% on December 31, 2006.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which we refer to in this prospectus as “SFAS 157,” which enhances existing guidance for measuring assets and liabilities using fair value. SFAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted market prices in active markets. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact, if any, that the adoption of SFAS 157 will have on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which we refer to in this prospectus as “SFAS 158,” which requires the recognition of the funded status of benefit plans in the balance sheet. SFAS 158 also requires certain gains and losses that are deferred under current pension accounting rules to be recognized in accumulated other comprehensive income, net of tax effects. These deferred costs (or income) will continue to be recognized as a component of net periodic pension cost, consistent with current recognition rules. For entities with no publicly traded equity securities, the effective date for the recognition of the funded status is for fiscal years ending after June 15, 2007. In addition, the ability to measure the plans’ benefit obligations, assets and net period cost at a date prior to the fiscal year-end date is eliminated for fiscal years ending after December 15, 2008. The adoption of the recognition element of SFAS 158 did not have a material effect on the Company’s financial statements. The Company is currently assessing the measurement date element to determine the impact, if any, that it will have on the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” which we refer to in this prospectus as “SFAS 159.” SFAS 159 expands the use of fair value accounting but does not affect existing standards which require assets and liabilities to be carried at fair value. Under SFAS 159, a company may elect to use fair value to measure accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees, issued debt and other eligible financial instruments. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact, if any, that the adoption of SFAS 159 will have on the Company’s financial statements.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of our business, we are exposed to market risk, primarily from changes in interest rates and the cost of metal we hold in inventory. We continually monitor exposure to market risk and develop appropriate strategies to manage this risk. With respect to our metal purchases, there is no recognized market to purchase derivative financial instruments to reduce the inventory exposure risks. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources” for a discussion of market risk relative to steel prices.

Our exposure to market risk for changes in interest rates relates primarily to the ABL facility, the IRB, and the 2006 notes. As of June 30, 2007, we had $471.3 million of floating rate debt under the 2006 notes, the ABL facility and the IRB. Assuming a hypothetical 1% increase in the interest rate on our floating rate debt, our annual interest expense would increase by $4.7 million. As of the date of this prospectus, we do not have any hedging transactions in place with any of our floating rate debt.

We have $275.0 million of Metals USA notes with a fixed interest rate of 11 1/8%. Changes in market interest rates will not impact cash interest payable on the Metals USA notes. At June 29, 2007, the Metals USA notes were traded at approximately 109% of face value.

BUSINESS

Company Overview

Metals USA Holdings, which was formerly named Flag Holdings Corporation, was incorporated in Delaware on May 9, 2005 in conjunction with the Apollo Transaction. On May 18, 2005, Metals USA Holdings and its indirect wholly owned subsidiary, Flag Acquisition Corp., entered into an agreement and plan of merger with Metals USA. On November 30, 2005, Flag Acquisition merged with and into Metals USA, with Metals USA being the surviving corporation. Metals USA was incorporated in Delaware on July 3, 1996, and began operations upon completion of an initial public offering on July 11, 1997. On November 14, 2001, Metals USA’s predecessor company filed for voluntary bankruptcy protection from its creditors under Chapter 11 of the United States Bankruptcy Code. It emerged from bankruptcy as a public company on October 31, 2002.

As one of the largest metal service center businesses in the United States, we are a leading provider of value-added processed carbon steel, stainless steel, aluminum, red metals and manufactured metal components. We are an important intermediary between primary metal producers that produce and sell large volumes of metals in a limited number of sizes and configurations and end-users, such as contractors and OEMs, which often require smaller quantities of more customized products delivered on a just-in-time basis. We earn a margin over the cost of metal based upon value-added processing enhancements, which adds stability to our financial results and significantly reduces our earnings volatility relative to metals producers. In addition to our metal service center activities, we have a building products business that supplies a range of manufactured products to the residential remodeling industry. In May 2006, we completed the 2006 Acquisitions to bolster the market position and organic growth of our service center and building products businesses. On July 2, 2007, we completed the acquisition of Lynch Metals. Lynch Metals is a metals service center business that provides specialized aluminum processing capabilities to the aerospace and industrial equipment industries. The combination of Lynch Metals to the Metals USA footprint strengthens the Company’s non-ferrous presence in the Eastern and Western United States. We have an active pipeline of additional acquisition targets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Matters Impacting Comparability of Results—2006 Acquisitions.” As of the date of this prospectus, we serve more than 18,500 customers annually from 75 operating locations throughout the United States and Canada. Our business is primarily divided into three operating groups: Plates and Shapes Group; Flat Rolled and Non-Ferrous Group; and Building Products Group.

Our Plates and Shapes and Flat Rolled and Non-Ferrous Groups perform customized, value-added processing services to unimproved steel and other metals required to meet specifications provided by our customers as well as offering inventory management and just-in-time delivery services. These services enable our customers to reduce material costs, decrease capital required for raw materials inventory and processing equipment and save time, labor, warehouse space and other expenses. The customers of our Plates and Shapes and Flat Rolled and Non-Ferrous Groups are in businesses such as the machining, furniture, transportation equipment, power and process equipment, industrial/commercial construction/fabrication, consumer durables and electrical equipment industries, as well as machinery and equipment manufacturers. Our Building Products Group manufactures high-value finished building products for distributors and contractors engaged in the residential remodeling industry.

Competitive Strengths

Margin Over Metal Creates Financial Stability. Our metal service centers are an important intermediary between large metals producers and smaller end-users, and this allows us to utilize a “cost plus” business model. Our cost plus business model allows us to earn a margin over the cost of metal for the value-added processing enhancements we add to our products. As a result, over time, we are able to pass along changes in metal prices to our customers. Given that metal costs typically represent approximately 75% of our net sales, our ability to pass through changes in pricing and our cost plus business model significantly reduce the volatility of our earnings and free cash flow relative to metals producers.

Leading Market Position Provides Platform for Stable Growth. We are one of the leading participants in most of the markets we serve, which gives us an excellent platform to make strategic acquisitions that will further enhance our strong market position. We have 75 operating facilities in total, which are focused by group on specific regions, giving us leading positions in each market in which we participate. The service center and building products industries are both highly fragmented, which we believe will provide us with opportunities to generate meaningful synergies through add-on acquisitions. In late 2005, we established and trained a dedicated acquisitions team that is responsible for identifying, evaluating, executing, integrating and monitoring acquisitions. We completed two acquisitions of companies focusing on higher margin plates and shapes processing and building products in our Plates and Shapes Group and Building Products Group, respectively, in the second quarter of 2006. On July 2, 2007, we completed the acquisition of Lynch Metals, a service center business that provides value-added, specialized aluminum processing capabilities to the aerospace and industrial equipment industries, to expand higher margin non-ferrous sales. We have an active pipeline of additional acquisition opportunities that we continue to explore. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Matters Impacting Comparability of Results—2006 Acquisitions” and “Risk Factors—Risks Related to Our Business—We may not successfully implement our acquisition strategy, and acquisitions that we pursue may present unforeseen integration obstacles and costs, increase our leverage and negatively impact our performance.”

Diversified Customer Base and End-Markets. Our three groups supply a broad range of products to a large, diversified customer base (over 18,500 customers per year) which serves a variety of end-markets and industries (as set forth in the chart below), including, among others, fabricated metal products, industry machinery and equipment, home improvement and electrical equipment, among others. The automotive sector, where we sell only to primary and secondary parts suppliers, represented less than 4% of our net sales in 2006. No single customer accounted for more than 3% of our net sales in 2006, while our ten largest customers represented less than 11% of our net sales in 2006. We are also diversified on a geographic market basis, with each of our groups focusing on distinct geographic regions, protecting us against regional fluctuations in demand.

Broad product offering with superior customer service. Our broad range of high-quality products and customized value-added services allows us to offer one-stop shopping to our customers, which we believe provides a significant competitive advantage over smaller service centers (which generally stock fewer products than we do). We seek strong relationships with our customers, through regular interaction between our field sales force and our customers, allowing us to better assess their supply chain requirements, offer just-in-time delivery and respond to short lead-time orders. Our ability to provide leading customer service is enhanced by the breadth of our geographic footprint, as a substantial portion of our customers are located within 250 miles of a facility, allowing us to provide critical value-added services with short turnaround times. We believe the quality of our products and timeliness and reliability of our service have resulted in increased customer loyalty and have significantly enhanced our marketing efforts to new customers.

State-of-the-Art Processing Facilities. Our state-of-the-art processing facilities provide a significant advantage over smaller metal service centers that do not have the capital resources to invest in value-added equipment. Over the past several years, we have bolstered our laser and plasma cutting, painting and other value-added capabilities at select locations, further increasing our ability to quickly and efficiently process metals to customer-specified requirements. Our Port City facility further increases our ability to provide high-value-added and technologically advanced plates and shapes processing, while also providing higher margins. We believe our value-added services enable our customers to improve their manufacturing processes while also reducing their total cost of manufacturing.

Strong Relationships with Key Suppliers. We have established strong relationships with large domestic and international metal suppliers. Because we are a significant customer of our major suppliers, we obtain volume discounts and historically have been able to obtain metal materials in periods of tight supply. For instance, our strong relationships and large purchasing volumes enabled us to maintain ample access to metal when supply became constrained during 2004, and again during 2006. Our negotiation of purchase agreements with suppliers is centralized to leverage our buying power and global market insights.

Skilled Inventory Management. We manage our inventory to minimize our investment in working capital while maintaining sufficient stock to respond quickly to customer orders. Our inventory and processing services are tailored to the needs of the market where a particular service center is located and our metal service centers share inventory with each other, thereby improving inventory management and customer service. All of our groups utilize management information systems and computer-aided manufacturing technology to track and allocate inventory on a real-time basis. These advanced information systems combined with our strong regional footprint allow our metal service centers to lower their overall inventories without limiting our ability to meet our customers’ needs through the sharing of inventory. We believe that our decentralized inventory management processes, monitored by senior leadership with their global market insights, and our capital structure flexibility have allowed us to react more quickly than most of our competitors to changing metals prices and customer needs, thereby optimizing our use of working capital. Also, due to the countercyclical nature of cash flows in our business, by proactively managing inventory we have been able to generate significant earnings during rising metal price environments and generate significant free cash flow in declining metal price environments.

Experienced and Proven Management Team. We have a seasoned senior management team which, on average, has over 20 years of experience in the metals industry and has a deep understanding of the dynamics between the various levels of the supply chain. Our President, Chief Executive Officer and Chairman, C. Lourenço Gonçalves, has over 25 years of experience in the metals industry, including as Chief Executive Officer of CSI (the largest U.S. steel slab re-roller), which had many of the same value chain dynamics as a service center. Under his leadership, we have implemented a number of operational improvements that have significantly improved our performance. We have also continued to attract, add and promote quality management talent. Roger Krohn became president of the Flat Rolled and Non-Ferrous Group in November 2003. Additionally, in December 2005, Robert McPherson became our Chief Financial Officer and Joe Longo and David Martens assumed their responsibilities as the presidents of the Plates and Shapes Group East and of Plates and Shapes Group West, respectively. See “Management.”

Strategy

Increase Our Market Share of Higher Margin Products. We will maintain our focus on selling higher margin products such as non-ferrous metals, as well as products that require significant value-added processing or that are highly customized. This focus will enable us to further leverage our state-of-the-art processing facilities and provide higher margin value-added processing functions such as precision blanking, laser and plasma cutting and painting. We believe this will also enable us to fulfill a greater proportion of our customers’ processing requirements and lead to an increased stability in the demand for our products and services. Our recent acquisitions, completed in May 2006 and July 2007, further this goal.

Expand Value-Added Services Provided to Customers. We are focused on expanding the range of our value-added services that we offer to enhance our relationships with existing customers and to build new customer relationships. We believe customers recognize the benefit from our ability to provide value-added services, including our new supply chain solutions, and that there are significant opportunities to expand the range of such services in areas such as processing equipment, inventory management and logistics systems. We believe that our size, organizational structure and operating expertise enable us to better provide these value-added services and further differentiate ourselves from smaller metal service centers.

Execute Strategic Acquisitions to Improve Market Position. We will continue to look for value-added businesses that we can acquire at reasonable prices. To drive this effort in late 2005, we combined experienced metals industry veterans and deal professionals to form a dedicated acquisitions team. The team identified and closed two acquisitions in 2006 which have bolstered our position in the Plates and Shapes market in the south-central United States and the Building Products market in the northeastern United States. We believe that we were able to acquire these two businesses at reasonable prices. Both of these businesses have already generated meaningful strategic and financial synergies. In addition, we recently closed the acquisition of Lynch Metals in July 2007 that will increase our non-ferrous presence in the Eastern and Western United States, and which we believe will also generate significant strategic and financial synergies. Our acquisitions team is currently evaluating several additional transactions which we believe complement the higher margin and fastest growing portions of our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Matters Impacting Comparability of Results—2006 Acquisitions” and “Risk factors—Risks Related to Our Business—We may not successfully implement our acquisition strategy, and acquisitions that we pursue may present unforeseen integration obstacles and costs, increase our leverage and negatively impact our performance.”

Capitalize on Changing Market Dynamics and Increasing Demands. As one of the largest metal service centers in the U.S., we intend to use our significant resources to leverage the opportunities presented by the consolidation of steel producers and the fragmentation of our customer base. Steel producers continue to seek long-term relationships with metal service centers that have access to numerous customers, while customers are seeking relationships with metal service centers that can provide a reliable source of high-quality products combined with value-added services. In light of current economic conditions, we believe that demand for products manufactured by our customers will be robust. This increase in end-market demand will drive increased sales of our products and, when combined with the initiatives we have proactively taken to increase the value-added nature of our product mix, is expected to further enhance our profitability and free cash flow.

Maintain Strong Focus on Inventory Management. We will continue managing our inventory to maximize our profitability and cash flow while maintaining sufficient inventory to respond quickly to customer orders. In addition, we intend to further integrate our salespeople and operating employees into the operations of our customers to enhance our visibility into in-process orders and allow us to further improve our just-in-time delivery and customer service.

Continue to Focus on Improving the Performance of Our Building Products Group. In August 2004, our Building Products Group undertook a restructuring to focus the Building Products Group on the steadily growing residential remodeling market. As part of the restructuring, we closed 11 underperforming sales locations, expanded our production capabilities and reduced the operating cost structure of the group. During 2006, we conducted comprehensive reviews of the Building Products Group business operations in an effort to further identify ways in which the group could operate more profitably and cost effectively. In connection with these reviews, we implemented a number of changes during late 2006 and early 2007, including a change in management and management structure, streamlining manufacturing facilities and processes, improving service center operations, closing underperforming locations (three in late 2006), increasing our sales efforts through new lead generation programs, targeting new, larger and more profitable customers and increasing on-the-ground sales personnel.

Segment Information

Each of our product groups is led by an experienced executive and is supported by a professional staff in finance, purchasing and sales and marketing. This product-oriented organizational structure facilitates the efficient advancement of our goals and objectives to achieve operational synergies and focused capital investment. For additional industry segment information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations by Segment” and Note 12 to our consolidated financial statements included elsewhere in this prospectus.

Metals Processing/Service Center Businesses: Plates and Shapes and Flat Rolled and Non-Ferrous Groups

Overview. Companies operating in the metals industry can generally be characterized as primary metals producers, metals processors/service centers or end-users. Our Plates and Shapes and Flat Rolled and Non-Ferrous Groups are metals processors/service centers. As such, we purchase carbon steel, stainless steel, aluminum, brass, copper and other metals from producing mills and then sell our metal processing services and the metal to our customers, who are generally end-users. We believe that both primary metals producers and end-users are increasingly seeking to have their metals processing and inventory management requirement met by value-added metals processors/service centers like us.

Metals service centers function as key intermediaries between the primary metals producers that produce and sell larger volumes of metals in a limited number of sizes and configurations and end-users, such as contractors and OEMs, that require smaller quantities of more customized products delivered on a just-in-time basis. End-users incorporate processed metals into finished products, in some cases with little further modification.

In our Plates and Shapes and Flat Rolled and Non-Ferrous Groups, we engage in pre-production processing of carbon steel, stainless steel, red metals and aluminum. We purchase metals from primary producers, maintain an inventory of various metals to allow rapid fulfillment of customer orders and perform customized processing services to the specifications provided by end-users and other customers. By providing these services, as well as offering inventory management and just-in-time delivery services, we enable our customers to reduce overall production costs and decrease capital required for raw materials inventory and metals processing equipment. The Plates and Shapes and Flat Rolled and Non-Ferrous Groups contributed approximately 89% of our 2006 net sales and the substantial majority of our 2006 operating income.

Plates and Shapes Group. We believe we are one of the largest distributors of metal plates and shapes in the United States. We sell products such as wide-flange beams, plate, tubing, angles, bars and other structural shapes in a number of alloy grades and sizes. A substantial number of our products undergo additional processing prior to being delivered to our customers, such as blasting and painting, tee-splitting, cambering/leveling, cutting, sawing, punching, drilling, beveling, surface grinding, bending, shearing and cutting-to-length. We sell the majority of our products to a diversified customer base, including a large number of small customers who purchase products in small order sizes and require just-in-time delivery. The customers of our Plates and Shapes Group are primarily in the fabrication, construction, machinery and equipment, transportation and energy industries. We serve our customers, who generally operate in a limited geographic region, from 21 metals service centers located primarily in the southern and eastern half of the United States. Each metals service center is located in close proximity to our metal suppliers and our customers. In May 2006, we completed the acquisition of all of the assets and operations of Port City, a high value-added plates facility located in Tulsa, Oklahoma, that bolsters our presence in the construction and oil-field services sector. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Matters Impacting Comparability of Results—2006 Acquisitions.”

Flat Rolled and Non-Ferrous Group. The Flat Rolled and Non-Ferrous Group sells a number of products, including carbon and stainless steel, aluminum, brass and copper in a number of alloy grades and sizes. Substantially all of the materials, carbon as well as the non-ferrous materials sold by our Flat Rolled and Non-Ferrous Group, undergo value-added processing prior to delivery to the customer. We provide a broad range of value-added processing services including precision blanking, slitting, shearing, cutting-to-length, punching, bending and leveling. Our customers are in the electrical manufacturing, fabrication, furniture, appliance manufacturing, machinery and equipment and transportation industries and include many larger customers who value the high quality products that we provide together with our customer service and reliability. A number of our large customers purchase through pricing arrangements or contractual agreements. We serve our customers from 13 metals service centers in the midwestern and southern regions of the United States. Each metals service center is located in close proximity to our metal suppliers and our customers. On July 2, 2007, we completed the acquisition of Lynch Metals, a service center business that provides value-added, specialized aluminum processing capabilities to the aerospace and industrial equipment industries.

Industry Overview. The metals service center industry is highly fragmented, with as many as 5,000 participants throughout North America, generating in excess of $126.5 billion in net sales in 2006. The industry includes both general line distributors that handle a wide range of metal products and specialty distributors that specialize in particular categories of metal products. We are a general line distributor. Metals service centers accounted for approximately one-quarter or more of U.S. steel shipments in 2006 based on volume, a market share which has been relatively constant for the last 15 years.

We believe that both primary metals producers and end-users are increasingly seeking to have their metals processing and inventory management requirements met by value-added metals service centers. During the past two decades, primary metals producers have been focusing on their core competency of high-volume production of a limited number of standardized metal products. As primary metals producers have consolidated, they increasingly have required metal service centers and processors to perform value-added services for end-customers. As a result, most end-users cannot obtain processed products directly from primary metals producers and therefore over 300,000 OEMs, contractors and fabricators nationwide rely on metal service centers. End-users have also recognized the economic advantages associated with outsourcing their customized metals processing and inventory management requirements. Outsourcing permits end-users to reduce total production costs by shifting the responsibility of pre-production processing to metal service centers, whose higher efficiencies in performing these processing services make the ownership and operation of the necessary equipment more financially feasible.

Value-added metal service centers, including ourselves, have also benefited from growing customer demand for inventory management and just-in-time delivery services. These supply-chain services, which are normally not provided by primary metals producers, enable end-users to reduce input costs, decrease capital required for inventory and equipment and save time, labor and other expenses. Some value-added metal service centers, including us, have installed electronic data interchange between their computer systems and those of their customers to facilitate order entry, inventory management, just-in-time delivery and billing.

In addition, manufacturers appear to be reducing their operating costs by limiting the number of suppliers with which they do business, often eliminating suppliers offering limited ranges of products and services. Customers increasingly seek larger suppliers capable of providing sophisticated processing services, such as marine coatings and precision laser cutting.

Products and Services. We purchase our raw materials in anticipation of projected customer requirements based on interaction with and feedback from customers, market conditions, historical usage and industry research. Primary producers typically find it more cost effective to focus on large volume production and sale of metals in standard sizes and configurations to large volume purchasers. We process the metals to the precise length, width, shape and surface quality specified by our customers. Our value-added processes include:

•	Precision blanking—the process in which metal is cut into precise two-dimensional shapes.

•	Flame cutting—the cutting of metals to produce various shapes according to customer-supplied drawings.

•	Laser and plasma cutting—the cutting of metals to produce shapes under strict tolerance requirements.

•	Slitting—the cutting of coiled metals to specified widths along the length of the coil.

•	Blasting and painting—the process of cleaning steel plate by shot-blasting, then immediately applying a paint or primer.

•	Plate forming and rolling—the forming and bending of plates to cylindrical or required specifications.

•	Shearing and cutting to length—the cutting of metals into pieces and along the width of a coil to create sheets or plates.

•	Tee-splitting—the cutting of metal beams along the length to form separate pieces.

•	Cambering—the bending of structural shapes to improve load-bearing capabilities.

•	Sawing—the cutting to length of bars, tubular goods and beams.

•	Leveling—the flattening of metals to uniform tolerances for proper machining.

•	Edge trimming—a process that removes a specified portion of the outside edges of coiled metal to produce uniform width and round or smooth edges.

•	Metallurgy—the analysis and testing of the physical and chemical composition of metals.

Our additional capabilities include applications engineering and other value-added processes such as custom machining. Using these capabilities, we use processed metals to manufacture higher-value components.

Once we receive an order, we select the appropriate inventory and schedule it for processing in accordance with the customer’s requirements and specified delivery date. Orders are monitored by our computer systems, including, in certain locations, the use of bar coding to aid in and reduce the cost of tracking material. We record the source of all metal shipped to customers. This enables us to identify the source of any metal which may later be shown to not meet industry standards or that fails during or after manufacture. This capability is important to our customers as it allows them to assign responsibility for non-conforming or defective metal to the mill that produced the metal. Many of the products and services we provide can be ordered and tracked through a web-based electronic network that directly connects our computer system to those of our customers.

We cooperate with our customers and tailor our deliveries to support their needs, which in many instances consist of short lead-times and just-in-time delivery requirements. This is accomplished through our inventory management programs, which permit us to deliver processed metals from a sufficient inventory of raw materials to meet the requirements of our customers, which in many instances results in orders filled within 24 to 48 hours.

While we ship products throughout the U.S., most of our customers are located within a 250-mile radius of our facilities, thus enabling an efficient delivery system capable of handling a large number of short lead-time orders. We transport most of our products directly to our customers either with our own trucks for short-distance and/or multi-stop deliveries or through common or contract trucking companies.

We have quality control systems to ensure product quality and traceability throughout processing. Quality controls include periodic supplier audits, customer-approved quality standards, inspection criteria and metals source traceability. A number of our facilities have International Standards Organization, or ISO, 9002 certification.

Building Products Group

Overview. The Building Products Group provides diversification to our metal service center business as both its operations and the end-markets that it serves are significantly different from those of our metal service center business. The Building Products Group manufactures and sells sunrooms, roofing products, awnings and solariums for use in residential applications and large area covered canopies, awnings and covered walkways for use in commercial applications. Substantially all of our Building Products Group sales are attributable to the residential remodeling market with the remaining sales attributable to commercial applications. Because our building products business is primarily focused on the residential remodeling market, demand is not directly correlated to housing starts or interest rates, nor are prices generally subject to fluctuations in the demand for or price of metal. Most customers of our Building Products Group are in the home improvement, construction, wholesale trade and building material industries. We generally sell our products through a network of independent distributors and home improvement contractors. We believe we are one of only a few suppliers with national scale across our market segments. We operate through 17 manufacturing locations and 24 sales and distribution facilities throughout the southern and western regions of the United States and Canada. The Building Products Group contributed approximately 11% of our 2006 net sales. In May 2006, we completed the acquisition of all of the assets and operations of Dura-Loc, a metal roofing manufacturer and distributor with a manufacturing facility located near Toronto, Ontario, Canada that we believe solidifies our position as one of the largest stone-coated metal roofing manufacturers in North America. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Matters Impacting Comparability of Results—2006 Acquisitions.”

Industry Overview. The residential remodeling industry has experienced significant growth over the last ten years and, we believe, is poised for continued growth in the future. The Joint Center for Housing Studies of Harvard University estimates that homeowners and rental property owners spend approximately $300 billion annually on remodeling their homes, which accounted for approximately 40% of all residential construction and improvement spending in 2005, with projected growth to 47% by 2015. Over the last decade, the industry has experienced stable growth due to a number of different macroeconomic and demographic factors (many of which we expect to continue) including favorable borrowing costs, rising disposable incomes, increased rates of home ownership and aging American houses. Existing-home sales impact the remodeling market as owners improve their homes in preparation for sale, and new-home buyers often undertake significant renovations and remodeling projects within the first few months of ownership. The increase in disposable incomes has been a factor in the rise in homeownership to approximately 68% in 2006 from 55% in 1950. The aging of the domestic home supply is also expected to bolster remodeling sales as the average home in the U.S. is now over 30 years old. As Americans continue to improve and upgrade their homes, we believe an increasing number will turn to remodeling as a cost-effective alternative to new housing construction. The most popular remodeling projects include backyard living items, such as pool enclosures, lattices and patio covers, as well as sunrooms and roofing, all of which we manufacture and distribute.

According to the Joint Center for Housing Studies of Harvard University, between the rise in interest rates and the slowdown in house price appreciation, sales of existing homes softened in 2006 and the first six months of 2007. Existing home sales are an important driver of remodeling activity, with sellers of older properties typically making improvements before putting their homes on the market and recent buyers typically making changes to customize their new homes to their tastes.

While signs of a construction cutback have been appearing since early 2006, direct evidence of a remodeling slowdown is only now emerging. Retail sales at building and supply dealers have weakened slightly after adjusting for inflation in product price. These businesses sell home products and supplies to do-it-yourself and buy-it-yourself homeowners, as well as directly to professional general contractors and the trades.

The timing of the downturn in remodeling indicators is consistent with past cycles. Key measures of improvement activity typically lag those of new construction by about six months and are less volatile. The Joint Center for Housing Studies projects a nearly 45 percent increase in homeowner spending between 2005 and

2015. As a result, spending on maintenance and improvements to both owner-occupied and rental stock is likely to make up a larger share of overall residential investment. In fact, with growth moderating on the construction side, the remodeling share of total spending in the residential sector is expected to reach a new high of 47 percent by 2015.

Sources of Supply

In recent years, steel, aluminum, copper and other metals production in the U.S. has fluctuated from period to period as mills attempt to match production to projected demand. Periodically, this has resulted in shortages of, or increased ordering lead-times for, some products, as well as fluctuations in price. Typically, metals producers announce price changes with sufficient advance notice to allow us to order additional products prior to the effective date of a price increase, or to defer purchases until a price decrease becomes effective. Our purchasing decisions are based on our forecast of the availability of metal products, ordering lead-times and pricing, as well as our prediction of customer demand for specific products.

We obtain the overwhelming majority of our metals from domestic suppliers, which include Nucor Corp., AK Steel, Gerdau Ameristeel, Mittal Steel USA, Alcoa Inc., Chaparral Steel (recently acquired by Gerdau Ameristeel), Arcelor-Mittal, Aleris, International Inc., Steel Dynamics Inc. and IPSCO Steel. Although we have historically purchased approximately 10% to 15% of our raw material supplies from foreign producers, domestic suppliers have always been, and we believe will continue to be, our principal source of raw material.

Although most forms of steel and aluminum produced by mills can be obtained from a number of integrated mills or mini-mills, both domestically and internationally, there are a few products that are available from only a limited number of producers. Since most metals are shipped free-on-board and the transportation of metals is a significant cost factor, we generally seek to purchase metals, to the extent possible, from the nearest mill.

Ferrous metals producers have been undergoing rapid consolidation over the past four years. U.S. Steel, Nucor Corp. and Mittal Steel USA have acquired several of their domestic competitors, and international integrated producers have merged and consolidated operations. The result of this trend will be fewer integrated producers from which we can purchase our raw materials. We believe that global consolidation of the metals industry is beneficial to the metals industry as a whole by creating a more disciplined approach to production and pricing.

Sales and Marketing; Customers

We employ a sales force consisting of inside and outside salespeople. Inside salespeople are primarily responsible for maintaining customer relationships, receiving and soliciting individual orders and responding to service and other inquiries by customers. Our outside sales force is primarily responsible for identifying potential customers and calling on them to explain our services. The sales force is trained and knowledgeable about the characteristics and applications of various metals, as well as the manufacturing methods employed by our customers.

Our sales and marketing focus is on the identification of OEMs and other metals end-users that could achieve significant cost savings through the use of our inventory management, value-added processing, just-in-time delivery and other services. We use a variety of methods to identify potential customers, including the use of databases, direct mail and participation in manufacturers’ trade shows. Customer referrals and the knowledge of our sales force about regional end-users also result in the identification of potential customers. Once a potential customer is identified, our outside salespeople assume responsibility for visiting the appropriate contact, typically the purchasing manager or manager of operations.

Nearly all sales are on a negotiated price basis. In some cases, sales are the result of a competitive bid process where a customer provides a list of products, along with requirements, to us and several competitors and we submit a bid on each product. We have a diverse customer base, with no single customer accounting for more than 3% of our net sales in each of the last three years. Less than 4% of our sales are to the automotive industry and we do not sell directly to the “Big Three” automobile manufacturers. Our ten largest customers represented less than 11% of our net sales in 2006.

Competition

We are engaged in a highly fragmented and competitive industry. Competition is based on reliability, service, quality, timeliness, geographic proximity and price. We compete with a large number of other metals processors/service centers on a national, regional and local basis, some of which may have greater financial resources. We also compete to a much lesser extent with primary metals producers, who typically sell directly to very large customers requiring regular shipments of large volumes of metals. Numerous smaller metals processors/service centers compete with us locally.

Historically, we believe that we have been able to compete effectively because of our high levels of service, broad-based inventory, knowledgeable and trained sales force, integrated computer systems, modern equipment, number of locations, geographic dispersion, operational economies of scale and combined purchasing volume. Furthermore, we believe our liquidity and overall financial position affords us a good platform with which to compete with our peers in the industry.

Government Regulation and Environmental Matters

Our operations are subject to a number of federal, state and local regulations relating to the protection of the environment and to workplace health and safety. In particular, our operations are subject to extensive federal, state and local laws and regulations governing waste disposal, air and water emissions, the handling of hazardous substances, environmental protection, remediation, workplace exposure and other matters. Hazardous materials we use in our operations include general commercial lubricants and cleaning solvents. Among the more significant regulated activities that occur at some of our facilities are: the accumulation of scrap metal, which is sold for recycling; the generation of plant trash and other solid wastes and wastewaters, such as water from burning tables operated at some of our facilities, which wastes are disposed of in accordance with the Federal Water Pollution Control Act and the Resource Conservation and Recovery Act using third-party commercial waste handlers; and the storage, handling, and use of lubricating and cutting oils and small quantities of maintenance-related products and chemicals, the health hazards of which are communicated to employees pursuant to Occupational Safety and Health Act-prescribed hazard communication efforts and the disposal or recycling of which are performed pursuant to the Resource Conservation and Recovery Act.

Generally speaking, our facilities’ operations do not involve the types of emissions of air pollutants, discharges of pollutants to land or surface water, or treatment, storage, or disposal of hazardous waste which would ordinarily require federal or state environmental permits. Some of our facilities possess authorizations for air emissions from paints and coatings, hazardous materials permits under local fire codes or ordinances for the storage and use of small quantities of combustible materials such as oils or paints, and state or local permits for on-site septic systems. Our cost of obtaining and complying with such permits has not been and is not anticipated to be material. Our operations are such that environmental regulations typically have not required us to make significant capital expenditures for environmental compliance activities.

We believe that we are in substantial compliance with all applicable environmental and workplace health and safety laws and do not currently anticipate that we will be required to expend any substantial amounts in the foreseeable future in order to meet such requirements. However, some of the properties we own or lease are located in areas with a history of heavy industrial use, and are near sites listed on the CERCLA National Priority List. CERCLA establishes joint and several responsibility for clean-up without regard to fault for persons who have arranged for disposal of hazardous substances at sites that have become contaminated and for persons who own or operate contaminated facilities. We have a number of properties located in or near industrial or light industrial use areas; accordingly, these properties may have been contaminated by pollutants which would have migrated from neighboring facilities or have been deposited by prior occupants. Some of our properties are affected by contamination from leaks and drips of cutting oils and similar materials and we are investigating and remediating such known contamination pursuant to applicable environmental laws. The costs of such clean-ups have not been material. We are not currently subject to any claims or notices with respect to clean-up or remediation under CERCLA or similar laws for contamination at our leased or owned properties or at any off-site location. However, we cannot rule out the possibility that we could be notified of such claims in the future. It is also possible that we could be identified by the Environmental Protection Agency, a state agency or one or more third parties as a potentially responsible party under CERCLA or under analogous state laws.

Management Information Systems

Both the Plates and Shapes Group and Flat Rolled and Non-Ferrous Group service centers use a system marketed and distributed specifically for the service center industry. During 2003, we completed a similar common-platform initiative in the Building Products Group. Some of our subsidiaries currently use electronic data interchange, through which they offer customers a paperless process with respect to order entry, shipment tracking, billing, remittance processing and other routine activities. Additionally, several of our subsidiaries also use computer-aided drafting systems to directly interface with computer-controlled metals processing equipment, resulting in more efficient use of material and time.

We believe investment in uniform management information systems and computer-aided manufacturing technology permits us to respond quickly and proactively to our customers’ needs and service expectations. These systems are able to share data regarding inventory status, order backlog, and other critical operational information on a real-time basis.

Employees

As of June 30, 2007, we employed approximately 2,700 persons. As of June 30, 2007, approximately 265, or 10% of our employees, at various sites were members of unions: the United Steelworkers of America; the Sheet Metals Workers Union; the International Association of Bridge, Structural, and Ornamental Ironworkers of America; the International Brotherhood of Teamsters; and the International Brotherhood of Boilermakers, Iron Ship Builders, Blacksmiths, Forgers and Helpers. Our relationship with these unions generally has been satisfactory. Within the last five years, a single work stoppage occurred at one facility, which involved approximately 30 employees and lasted approximately 30 days. We are currently a party to eight collective bargaining agreements which expire at various times, including five of which will expire in 2010 (which cover approximately 6% of our employees). Collective bargaining agreements for all of our union employees expire in each of the next three years. Historically, we have succeeded in negotiating new collective bargaining agreements without a strike and we expect to succeed in negotiating new collective bargaining agreements with respect to the agreements that expire in 2007.

From time to time, there are shortages of qualified operators of metals processing equipment. In addition, during periods of low unemployment, turnover among less-skilled workers can be relatively high. We believe that our relations with our employees are satisfactory.

See “Risk factors—Risks Related to Our Business—A failure to retain our key employees could adversely affect our business” and “Risk Factors—Risks Related to Our Business—Adverse developments in our relationship with our unionized employees could adversely affect our business.”

Vehicles

We operate a fleet of owned or leased trucks and trailers, as well as forklifts and support vehicles. We believe these vehicles are generally well maintained and adequate for our current operations.

Risk Management and Insurance

The primary risks in our operations are bodily injury, property damage and vehicle liability. We maintain general and vehicle liability insurance and liability insurance for bodily injury and property damage and workers’ compensation coverage, which we consider sufficient to protect us against a catastrophic loss due to claims associated with these risks.

Safety

Our goal is to provide an accident-free workplace. We are committed to continuing and improving upon each facility’s focus and emphasis on safety in the workplace. We currently have a number of safety programs in place, which include regular weekly or monthly field safety meetings and training sessions to teach proper safe work procedures. We have developed a comprehensive “best practices” safety program which has been implemented throughout our operations to ensure that all employees comply with our safety standards, as well as those established by our insurance carriers, and federal, state and local laws and regulations. This program is led by the corporate office, with the assistance of each of our product group presidents, executive officers and industry consultants with expertise in workplace safety. We have experienced improvements in our safety record in each of the past three years. Furthermore, our annual bonus plan for our Chief Executive Officer, officers and managers are tied directly in part to our safety record.

Financial Information About Segments

For information regarding revenues from external customers, measures of profit or loss and total assets for the last three years for each segment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations by Segment” and Note 12 to our consolidated financial statements.

Patents, Trademarks and Other Intellectual Property Rights

We own several U.S. patents, trademarks, service marks and copyrights. Certain of the trademarks and patents are registered with the U.S. Patent and Trademark Office, and, in some cases, with trademark offices of foreign countries. We consider other information owned by us to be trade secrets. We protect our trade secrets by, among other things, entering into confidentiality agreements with our employees and implementing security measures to restrict access to such information. We believe that our safeguards provide adequate protection to our proprietary rights. While we consider all of our intellectual property to be important, we do not consider any single intellectual property right to be essential to our operations as a whole.

Seasonal Aspects, Renegotiation and Backlog

There is a slight decrease in our business during the winter months because of inclement weather conditions and the impact on the construction industry. No material portion of our business is subject to renegotiation of profits or termination of contracts at the election of the government. Because of the just-in-time delivery policy and the short lead-time nature of our business, we do not believe the information on backlog of orders is material to an understanding of our business.

Foreign Operations

We do not derive any material revenue from foreign countries and do not have any material long-term assets or customer relationships outside of the U.S. We have no material foreign operations or subsidiaries.

Research and Development

We do not incur material expenses in research and development activities but do participate in various research and development programs. We address research and development requirements and product enhancement by maintaining a staff of technical support, quality assurance and engineering personnel.

Legal Proceedings

We are involved in a variety of claims, lawsuits and other disputes arising in the ordinary course of business. We believe the resolution of these matters and the incurrence of their related costs and expenses should not have a material adverse effect on our consolidated financial position, results of operations or liquidity. While it is not feasible to predict the outcome of all pending suits and claims, the ultimate resolution of these matters as well as future lawsuits could have a material adverse effect on our business, financial condition, results of operations or reputation. See “Risk factors—Risks Related to Our Business—We are subject to litigation that could strain our resources and distract management.”

Manufacturing and Facilities

Properties

As of June 30, 2007, we operated 21 metals service centers in the Plates and Shapes Group and 11 facilities in the Flat Rolled and Non-Ferrous Group. These facilities use various metals processing and materials handling machinery and equipment. As of the same date, our Building Products Group operated 18 manufacturing locations where we process metals into various building products and 25 sales and distribution centers. Subsequent to June 30, 2007, we acquired two locations in the Flat Rolled and Non-Ferrous Group through our acquisition of Lynch Metals, and we closed two Building Products locations (one service center located in Leesburg, Florida and one sales and distribution center located in Fort Myers, Florida). During 2004, nine Building Products locations were closed and two locations were merged. During 2005, the operations of two Building Products locations were merged into other operating locations, and one Building Product location converted from processing metal to a sales and distribution center. During 2006, we acquired one location in the Plates and Shapes Group and added four locations in the Building Products Group, two of which were as a result of an acquisition and one of which was subsequently closed. Subsequent to December 31, 2006, we closed two locations—our Greenville, Kentucky facility within the Plates and Shapes Group, and our Chattanooga, Tennessee facility within the Flat Rolled and Non-Ferrous Group. We continue to serve the marketing areas of the closed facilities with our existing sales force by expanding the responsible territories of our other facilities, and through the use of common carrier for product delivery.

Many of our facilities are capable of being used at higher capacities, if necessary. We believe that our facilities will be adequate for the expected needs of our existing businesses over the next several years. Our facilities, sales and distribution centers and administrative offices are located and described as follows as of June 30, 2007:

	Location	Square Footage	Owned/Leased
Plates and Shapes Group:

Northeast Plates and Shapes	Baltimore, Maryland	65,000	Leased
	Seekonk, Massachusetts	115,000	Owned
	Newark, New Jersey	81,000	Owned
	Langhorne, Pennsylvania	235,000	Leased
	Philadelphia, Pennsylvania	85,000	Owned
	York, Pennsylvania	109,000	Owned

South Central Plates and Shapes	Enid, Oklahoma	112,000	Leased
	Tulsa, Oklahoma	533,000	Leased
	Muskogee, Oklahoma(1)	229,000	Owned
	Cedar Hill, Texas	104,000	Owned

Mid Atlantic Plates and Shapes	Ambridge, Pennsylvania	200,000	Leased
	Canton, Ohio	110,000	Owned
	Greensboro, North Carolina	180,000	Owned
	Leetsdale, Pennsylvania	114,000	Leased
	Wilmington, North Carolina	178,000	Leased

	Location	Square Footage	Owned/Leased
Plates and Shapes Group: (continued)

Southeast Plates and Shapes	Mobile, Alabama	246,000	Owned
	Jacksonville, Florida	60,000	Owned
	Oakwood, Georgia	206,000	Owned
	Waggaman, Louisiana	295,000	Owned
	Columbus, Mississippi	45,000	Owned

Southwest Plates and Shapes	Hayward, California	64,000	Leased

Flat Rolled and Non-Ferrous Group:
	Madison, Illinois	100,000	Owned
	Jeffersonville, Indiana	90,000	Owned
	Randleman, North Carolina	150,000	Owned
	Springfield, Ohio	110,000	Owned
	Wooster, Ohio	140,000	Owned
	Germantown, Wisconsin	102,000	Owned
	Horicon, Wisconsin	120,000	Leased
	Wichita, Kansas	43,000	Leased
	Liberty, Missouri	117,000	Leased
	Northbrook, Illinois	187,000	Owned
	Walker, Michigan	50,000	Owned

Building Products Group:

Service Centers	Phoenix, Arizona	111,000	Leased
	Brea, California	44,000	Leased
	Buena Park, California	168,000	Leased
	Corona, California	38,000	Leased
	Ontario, California	29,000	Leased
	Rancho Cordova, California	41,000	Leased
	Groveland, Florida	247,000	Leased
	Leesburg, Florida	61,000	Leased
	Pensacola, Florida	48,000	Leased
	Las Vegas, Nevada	133,000	Leased
	Irmo, South Carolina	38,000	Leased
	Nashville, Tennessee	44,000	Leased
	Houston, Texas	142,000	Owned
	Houston, Texas	155,000	Leased
	Mesquite, Texas	200,000	Leased
	Mesquite, Texas	55,000	Leased
	Kent, Washington	57,000	Leased
	Courtland, Ontario	32,000	Owned

Sales and Distribution Centers	Birmingham, Alabama	12,000	Leased
	Tucson, Arizona	9,000	Leased
	Hayward, California	25,000	Leased
	San Diego, California	9,000	Leased
	Clearwater, Florida	20,000	Leased
	Fort Myers, Florida	18,000	Leased
	Holly Hill, Florida	10,000	Leased
	Jacksonville, Florida	17,000	Leased
	Lakeland, Florida	24,000	Leased

	Location	Square Footage	Owned/Leased

Building Products Group: (continued)
	West Palm Beach, Florida	5,000	Leased
	West Melbourne, Florida	18,000	Leased
	Stone Mountain, Georgia	14,000	Leased
	Louisville, Kentucky	22,000	Leased
	Jackson, Mississippi	25,000	Leased
	Kansas City, Missouri	16,000	Leased
	Overland, Missouri	14,000	Leased
	Greensboro, North Carolina	15,000	Leased
	Oklahoma City, Oklahoma	40,000	Leased
	Harrisburg, Pennsylvania	12,000	Leased
	Memphis, Tennessee	20,000	Leased
	Dallas, Texas	26,000	Leased
	Longview, Texas	15,000	Leased
	San Antonio, Texas	20,000	Leased
	Weslaco, Texas	21,000	Leased
	Salt Lake City, Utah	23,000	Leased

Administrative Locations:

Corporate Headquarters	Houston, Texas	13,000	Leased
Building Product Group	Houston, Texas	13,000	Leased
i-Solutions	Ft. Washington, Pennsylvania	4,000	Leased

(1)	This facility is subject to liens with respect to specific debt obligations, including IRBs.

DESCRIPTION OF THE APOLLO TRANSACTION

On November 30, 2005, Flag Acquisition Corporation, a Delaware corporation, which in turn was a wholly-owned subsidiary of Metals USA Holdings, merged with and into Metals USA, with Metals USA as the surviving company. Metals USA is wholly-owned by Flag Intermediate, which is our wholly-owned subsidiary. Metals USA Holdings was formed by Apollo Management solely for the purpose of consummating the Merger, and it has no assets, obligations, employees or operations other than those resulting from the Merger, the 2006 notes and the offering of the old notes. All of our operations are conducted by Metals USA.

In connection with the Merger, (a) Metals USA entered into the ABL facility and (b) Flag Acquisition Corporation completed a private placement of $275.0 million principal amount of the Metals USA notes and Metals USA, pursuant to the Merger, assumed all liabilities of Flag Acquisition pursuant to those notes. See “Description of certain indebtedness—11 1/8% Senior Secured Notes of Metals USA.” In September 2006, Metals USA exchanged $275.0 million aggregate principal amount of 11 1/8% senior secured notes due 2015 that were registered under the Securities Act for an equal principal amount of notes issued in connection with the Merger.

In addition, at the effective time of the Merger, Apollo and certain members of management of Metals USA contributed $140.0 million to Metals USA Holdings Corp. in exchange for common stock of Metals USA Holdings. The proceeds from the issuance of the Metals USA notes, borrowing under the ABL facility, and the equity investment by Apollo and our management members were used to pay the merger consideration to the previous equity holders of Metals USA, to pay down certain existing debt of Metals USA, and to pay transaction expenses related to the Merger, including $6.0 million of transaction fees paid to Apollo.

MANAGEMENT

Our executive officers and directors as of the date of this prospectus are as follows. Each is a citizen of the U.S. unless otherwise indicated.

Name	Age	Position
Executive Officers:
C. Lourenço Gonçalves	49	President, Chief Executive Officer and Chairman
Robert C. McPherson, III	44	Senior Vice President and Chief Financial Officer
John A. Hageman	53	Senior Vice President, Chief Legal Officer, Chief Administrative Officer and Secretary
Keith Koci	42	Senior Vice President—Business Development
Roger Krohn	54	President of the Flat Rolled and Non-Ferrous Group
David Martens	55	President of the Plates and Shapes Group—West
Joe Longo	59	President of the Plates and Shapes Group—East

Directors:
C. Lourenço Gonçalves	49	Director, Chairman of the Board of Directors
Joshua J. Harris	42	Director
Marc E. Becker	35	Director(1)
Eric L. Press	41	Director
M. Ali Rashid	31	Director(1)
John T. Baldwin	50	Director(1)

(1)	Member of the Audit Committee of Metals USA Holdings.

C. Lourenço Gonçalves, 49, has been President and Chief Executive Officer and one of Metals USA’s directors since February 2003 and President, Chief Executive Officer and Chairman of Metals USA Holdings since May 1, 2006. Mr. Gonçalves served as President and Chief Executive Officer of CSI from March 1998 to February 2003. From 1981 to 1998, he was employed by Companhia Siderurgica Nacional, where he held positions as a managing director, general superintendent of Volta Redonda Works, hot rolling general manager, cold rolling and coated products general manager, hot strip mill superintendent, continuous casting superintendent and quality control manager. Mr. Gonçalves is a metallurgical engineer with a masters degree from the Federal University of Minas Gerais State and a bachelor’s degree from the Military Institute of Engineering in Rio de Janeiro, Brazil.

Robert C. McPherson, III, 44, became Senior Vice President of Metals USA on March 31, 2003 and Chief Financial Officer of Metals USA on December 1, 2005 and Senior Vice President and Chief Financial Officer of Metals USA Holdings on May 1, 2006. From August 2004 through November 2005, Mr. McPherson was President of the Building Products Group of Metals USA and from March 2003 to August 2004, Mr. McPherson was Senior Vice President, Business Development of Metals USA. Prior to joining us, Mr. McPherson was employed at CSI from 1989 until March 2003. Mr. McPherson served in a number of capacities at CSI, most recently having served as Treasurer and Controller from 1996 until 2003, Assistant Treasurer from 1992 until 1996, and as Cash Management Administrator from 1989 until 1992.

John A. Hageman, 53, became Senior Vice President, Chief Legal Officer, Chief Administrative Officer and Secretary of Metals USA in April 1997 and of Metals USA Holdings on May 1, 2006. From 1987 through 1997, Mr. Hageman was Senior Vice President of Legal Affairs, General Counsel and Secretary of Physician Corporation of America. From 1981 to 1987, Mr. Hageman was a partner with a law firm in Wichita, Kansas.

Keith Koci, 42, became Senior Vice President, Business Development of Metals USA on December 1, 2005 and of Metals USA Holdings on May 1, 2006. Mr. Koci joined us in August 1998 as a regional controller in the

Flat Rolled and Non-Ferrous Group, subsequently served as Corporate Director of Budgeting from August 2003 through May 2004, and then served as Vice President, Corporate Controller from May 2004 through November 2005. Mr. Koci is a certified public accountant licensed in the State of Texas. Prior to joining us, Mr. Koci was CFO and Controller for Optimum Nutrition Inc. from 1996 until 1998.

Roger Krohn, 54, became President of the Flat Rolled and Non-Ferrous Group of Metals USA in November of 2003 and is responsible for the operations of our Flat Rolled and Non-Ferrous Group. Mr. Krohn served as President of Krohn Steel Service Center from 1982 until 1998. After we acquired Krohn Steel Service Center in 1998, Mr. Krohn remained as President and General Manager of Metals USA until becoming President of the Flat Rolled and Non-Ferrous Group in November 2003. After attending college, Mr. Krohn served seven years as a pilot in the U.S. Air Force, commissioned as an officer in 1975.

David A. Martens, 55, became President of the Plates and Shapes Group—West of Metals USA in 2005 and is responsible for the operations of our Plates and Shapes Western Region. From 1999 through 2005, Mr. Martens was Vice President of our Plates and Shapes South Central Region of Metals USA. Mr. Martens was employed at Singer Steel, Inc. from 1978 until it was acquired by Uni-Steel, Inc. in 1987. Mr. Martens served in a number of capacities at Uni-Steel, a company later purchased by Metals USA, including Executive Vice President from 1992 to 1997, and President from 1997 to 1999.

Joe Longo, 59, became President of the Plates and Shapes Group—East of Metals USA in July of 2005 and is responsible for 16 Plates and Shapes operations. Mr. Longo served as Vice President, Plates and Shapes Northeast of Metals USA since January 2001. Mr. Longo began his career with Bethlehem Steel in 1972 and entered the Steel Service Center industry in 1983 and held various management positions including Vice President East for Levinson Steel, a company later purchased by Metals USA. Mr. Longo is a graduate of the University of Maryland.

Joshua J. Harris, 42, became a director of Metals USA Holdings on May 9, 2005 and a director of Metals USA on November 30, 2005. Mr. Harris co-founded Apollo Management, L.P. in 1990. Prior to 1990, Mr. Harris was a member of the Mergers and Acquisitions Group of Drexel Burnham Lambert Incorporated. Mr. Harris currently serves on the boards of directors of AP Alternative Assets, Berry Plastics, Hexion Specialty Chemicals, Metals USA, Quality Distribution, and Verso Paper Holdings. Mr. Harris has previously served on the boards of directors of Nalco, Allied Waste Industries, Pacer International, General Nutrition Centers, Furniture Brands International, Compass Minerals Group, Alliance Imaging, NRT Corporation, Covalence Specialty Materials, United Agri Products, and Whitmire Distribution. Mr. Harris is actively involved in charitable and political organizations. He is a member and serves on the Corporate Affairs Committee of the Council on Foreign Relations and on the executive committee of the American Israel Public Affairs Committee. Mr. Harris serves as a member of the Department of Medicine Advisory Board for The Mount Sinai Medical Center. Mr. Harris graduated summa cum laude and Beta Gamma Sigma from the University of Pennsylvania’s Wharton School of Business with a BS in Economics and received his MBA from the Harvard Business School, where he graduated as a Baker and Loeb Scholar.

Marc E. Becker, 35, became a director of Metals USA Holdings on May 9, 2005 and a director of Metals USA on November 30, 2005. Mr. Becker is a partner of Apollo. He has been employed with Apollo since 1996. Prior to that time, Mr. Becker was employed by Smith Barney Inc. within its Investment Banking division. Mr. Becker serves on the boards of directors of Affinion Group Inc., National Financial Partners Corporation and Quality Distribution, Inc. Mr. Becker graduated cum laude with a BS in Economics from the University of Pennsylvania’s Wharton School of Business.

Eric L. Press, 41, became a director of Metals USA Holdings on May 9, 2005 and a director of Metals USA on November 30, 2005. Mr. Press is a partner of Apollo. He has been employed by Apollo since 1998 and has served as an officer of certain affiliates of Apollo. From 1992 to 1998, Mr. Press was associated with the law firm of Wachtell, Lipton, Rosen & Katz, specializing in mergers, acquisitions, restructurings and related financing transactions. From 1987 to 1989, Mr. Press was a consultant with The Boston Consulting Group. Mr. Press currently serves on the board of directors of Quality Distribution, Inc., Metals USA, Inc. and Affinion. He also serves on the Board of Trustees of The Rodeph Sholom School in New York City. Mr. Press graduated magna cum laude from Harvard College with an A.B. in Economics, and from Yale Law School.

M. Ali Rashid, 31, became a director of Metals USA Holdings on May 9, 2005 and a director of Metals USA on November 30, 2005. Mr. Rashid is a principal of Apollo. He has been employed by Apollo since 2000. From 1998 to 2000, Mr. Rashid was employed by the Goldman Sachs Group, Inc. in the Financial Institutions Group of its Investment Banking Division. He is a director of Quality Distribution, Inc., Metals USA, Inc. and Realogy Corporation. Mr. Rashid received an MBA from the Stanford Graduate School of Business and graduated magna cum laude and Beta Gamma Sigma from Georgetown University with a BS in Business Administration.

John T. Baldwin, 50, became a director and Chairman of the Audit Committee of Metals USA Holdings on May 1, 2006 and a director of Metals USA on January 18, 2006. Mr. Baldwin served as Senior Vice President and Chief Financial Officer of Graphic Packaging Corporation from September 2003 to August 2005, and as Vice President and Chief Financial Officer of Worthington Industries, Inc. from December 1998 to September 2003. He joined Worthington, a steel processor, in 1997 as Treasurer. Prior to Worthington, Mr. Baldwin served in various financial capacities at Tenneco Inc. in Greenwich, Connecticut, London, England and Houston, Texas. Mr. Baldwin is a graduate of the University of Houston and the University of Texas School of Law. Mr. Baldwin has served on the Board of The Genlyte Group Incorporated, a lighting manufacturer, since March 2003 and has been Chairman of the Audit Committee of The Genlyte Group Incorporated since April 2006.

There are no family relationships between any of our executive officers or directors.

Compensation Discussion and Analysis

Overview of compensation program. Prior to February 9, 2007, including the entire year of 2006, the Board of Directors of Metals USA Holdings (currently consisting of the directors of Metals USA and Flag Intermediate), excluding Mr. Gonçalves, made all compensation decisions, and as such had the responsibility for establishing, implementing and monitoring compliance with the Company’s compensation philosophy. On February 9, 2007, the Board of Directors established a compensation committee to ensure that the total compensation and benefits paid to or provided to executives is reasonable, fair, and competitive (hereafter, said Board of Directors, excluding Mr. Gonçalves, and the compensation committee (together with our Board of Directors where appropriate) are referred to in this prospectus as the “Compensation Committee”).

Compensation philosophy and objectives. The Compensation Committee believes an effective compensation program should be one that is designed to: attract and retain the best possible executive talent; tie annual and long-term cash and equity incentives to the achievement of measurable corporate, business unit and individual performance objectives; and align executives’ incentives with the creation of stockholder value. To achieve these objectives, the Compensation Committee implements, maintains and monitors compensation plans which tie a substantial portion of the executives’ overall compensation to the achievement of established objective goals including: profitability, workplace safety and the efficient use of capital. When establishing these objectives and goals, the Compensation Committee considers the objectives and goals of companies of similar size in our industry while taking into account our strategic goals and relative performance.

Role of executive officers in compensation decisions. The Compensation Committee makes all compensation decisions for the Chief Executive Officer and all decisions relating to equity based compensation awards. The Compensation Committee, together with recommendations and input from the Chief Executive Officer, makes non-equity compensation decisions with respect to the other executives.

On at least an annual basis, the Compensation Committee reviews the performance of the Chief Executive Officer as compared with the achievement of the Company’s objective goals and any individual goals. The

Compensation Committee, together with the Chief Executive Officer, annually reviews the performance of each individual executive as compared with the achievement of Company or operating division goals, as the case may be, together with each executive’s individual goals. The Compensation Committee can then exercise its discretion in modifying any recommended adjustments or awards to the executives.

Setting executive compensation. Based on the above objectives and philosophies, the Compensation Committee has established annual and long-term cash and equity compensation components to motivate the executives to achieve, and hopefully exceed, the business goals established by the Company and to fairly reward such executives for achieving such goals. The Compensation Committee has not retained a compensation consultant to review our policies and procedures with respect to executive compensation. The Compensation Committee periodically conducts a review of the aggregate level and mix of our executive compensation against companies in our same industry (both publicly and privately held).

2006 Executive Compensation Components

For fiscal year ended December 31, 2006, the principal components of compensation for our executives are described below:

Base salary. We provide executives and other employees with base salary to compensate them for services rendered during the fiscal year. Base salaries are set to recognize the experience, skills, knowledge and responsibilities required of the executives in their respective roles. Base salaries are reviewed annually, and will be adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience, including the terms of any agreements we have in place with such executive officer. Base salaries are established for a given position taking into consideration the factors discussed above, together with available market or comparable salary data. We try to set base salaries at or slightly above the midpoint of the base salary comparables for each position.

Performance-based executive incentive compensation plan. For fiscal 2006, an Executive Incentive Compensation Plan, which we refer to in this prospectus as the “EICP,” was established by the Board of Directors in early 2006. The EICP establishes objectives for the calculation of annual cash bonuses for each executive, subject to Compensation Committee oversight and modification. The EICP provides for annual incentive bonuses which are intended to compensate officers for achieving or exceeding company and/or operating group financial and operational goals and for achieving individual annual performance goals. The EICP uses a sliding scale applied to various targets with corresponding achievement levels. No bonus is earned unless the minimum targets are achieved. Each component can result in additional bonus being earned should the targets be exceeded. For fiscal year 2006, the EICP objectives were primarily based on profitability, safety, and the efficient use of capital. The EICP objectives will be the same for fiscal year 2007.

Incentives under the EICP are paid in cash and are typically paid in a single installment in the first quarter following the completion of a given fiscal year. The Compensation Committee has reserved the right under the EICP to also pay “discretionary” bonuses. Such discretionary bonuses are paid if the Compensation Committee determines that a particular executive has exceeded the objectives and/or goals established for such executive or made a unique contribution to the Company during the year.

Equity program; stock options and restricted stock. Under the Metals USA Holdings Amended and Restated 2005 Stock Incentive Plan, which we refer to in this prospectus as the “2005 Plan,” the Compensation Committee may make various types of awards with respect to Metals USA Holdings’ common stock. Metals USA Holdings is a privately held company and its common stock, including any stock issued or obtained pursuant to the 2005 Plan, has transfer restrictions. The maximum amount of common stock that can be issued (or in respect of which awards can be issued) under the 2005 Plan is 1.4 million shares. Among other things, the Compensation Committee decides which of our executives, employees, directors or consultants shall receive awards under the 2005 Plan and the type of award made. In the case of stock options granted under the 2005

Plan, the Compensation Committee determines the strike price, vesting terms, and other applicable terms or conditions they may determine, in their sole discretion, provided such terms and conditions are allowed under the 2005 Plan. The 2005 Plan has two tranches of options; Tranche A and Tranche B. Tranche A options vest on a pro-rata basis over five years, have a term of ten years, and expire if not exercised. Tranche B options, which include both a service and a performance condition, vest on the eighth anniversary of the date of grant or earlier depending on the achievement of certain performance targets, have a term of ten years from date of grant, and expire if not exercised. All of the awards granted to management under the 2005 Plan were granted on the effective date of the Merger, except for one. A March 17, 2006 award was received by Mr. Gonçalves in connection with his exercise of certain of his options granted at the effective date of the Merger. Awards granted to our Board of Directors were made in January 2006.

The Compensation Committee has not established any program, plan or practice for the issuance of equity awards to employees. Newly elected directors are granted 40,000 shares of non-qualified options at fair market value which vest ratably over five years.

We do not have any program, plan or practice in place for selecting grant dates for awards under the 2005 Plan in coordination with the release of material non-public information. The exercise price for the option awards is the fair market value of the stock of Metals USA Holdings on the date of grant. The fair market value is determined using a combination of discounted cash flows and financial metrics from companies with similar characteristics of Metals USA Holdings. The Compensation Committee is not prohibited from granting awards at times when they are in possession of material non-public information. However, no inside information was taken into account in determining the number of options previously awarded or the exercise price for those awards, and we did not “time” the release of any material non-public information to affect the value of those awards.

The Compensation Committee believes that the granting of awards under the 2005 Plan promotes, on a short-term and long-term basis, an enhanced personal interest and alignment of interests of those executives receiving equity awards with the goals and strategies of the Company. The Compensation Committee also believes that the equity grants provide not only financial rewards to such executives for achieving Company goals but also provide additional incentives for executives to remain with the Company.

In connection with the May 2006 dividend and pursuant to the 2005 Plan’s provisions of rights preservation, the Compensation Committee modified the outstanding options by reducing the per share exercise price by $1.78 in order to retain the participants’ rights proportionate with those prior to the dividend payment. In connection with the dividend paid to Metals USA Holdings’ stockholders in January 2007, the outstanding employee stock options under the 2005 Plan were adjusted a second time by an amount approximately equal to the per share amount of this dividend. The per share exercise price of the options granted on November 30, 2005, was decreased by $4.22 to $4.00 and the per share exercise price of the options granted on March 17, 2006, was reduced by $4.89 to $4.00. Option holders received the approximate balance of the dividend as a cash payment with respect to vested options and as a contribution to a deferred compensation plan with respect to unvested options, as more fully described below in the section entitled “Deferred Compensation Plan.” Because the payment of the special dividend discussed above resulted in the 25% achievement of certain other performance targets, the Compensation Committee exercised its discretion under the 2005 Plan to vest all of the outstanding Tranche B options.

In connection with the dividend paid to Metals USA Holdings’ stockholders in July 2007, option holders received a cash payment equal to the per share amount of the dividend, approximately $9.25 per option, on all vested and unvested options held by the option holder.

Deferred compensation plan. As discussed above in the section entitled “—Equity Program; Stock Options and Restricted Stock,” in connection with the January 2007 dividend and vesting of certain Metals USA Holdings’ options, the reduction in the exercise price for outstanding options was less than the amount of the dividend per share. Accordingly, a deferred compensation plan was created and an amount approximately equal to the balance of the dividend was credited to a deferred compensation account under the plan for holders of unvested options. Holders of vested options received a cash amount approximately equal to the balance of the dividend. Payment of an estimated total of $2.3 million to our senior management under the deferred compensation plan is subject to continued employment for two years following the modification date (January 3, 2007).

401(k) plan. Our executive officers are eligible to participate in our companywide 401(k) plan for salaried employees. The company matches the first 2% of the employee contribution.

Perquisites and other personal benefits. We provide the executives, including other employees generally, with perquisites and other personal benefits that we and the Compensation Committee believe are reasonable, competitive and which are consistent with the overall compensation program to enable us to attract and retain qualified employees for key positions. The Compensation Committee periodically reviews the perquisites and other benefits provided to the executives, as well as the other employees.

Tax treatment. We consider the anticipated tax treatment of our executive compensation program when setting levels and types of compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended, which we refer to in this prospectus as the “Code,” generally disallows a tax deduction to public companies for compensation paid to a company’s chief executive officer or any of its other four most highly compensated executive officers in excess of $1 million in any year, with certain performance-based compensation being specifically exempt from this deduction limit. Compensation received under the EICP is performance-based, and therefore qualifies for the exemption from the deduction limit. As such, during 2006, none of our employees subject to this limit received Section 162(m) of the Code compensation in excess of $1 million. Consequently, the requirements of Section 162(m) of the Code should not affect the tax deductions available to us in connection with our senior executive compensation program for 2006.

Conclusion. Our compensation policies are designed to reasonably and fairly motivate, retain and reward our executives for achieving our objectives and goals.

Compensation Tables

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the named executive officers for the fiscal year ended December 31, 2006. Amounts listed under the columns entitled “Bonus,” “Non-Equity Incentive Plan Compensation,” and “All Other Compensation” were determined and approved by the Board of Directors.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Fiscal Year	Salary	Bonus (1)	Stock Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation (4)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings	All Other Compensation (5)	Total
C. Lourenço Gonçalves	2006	$585,000	$27,329	$36,000	$493,169	$828,656	$—	$105,091	$2,075,245
President and Chief Executive Officer

Robert C. McPherson, III	2006	300,000	—	27,500	56,763	262,178	—	15,507	661,948
Senior Vice President and Chief Financial Officer

John A. Hageman	2006	290,000	—	—	82,191	253,438	—	37,017	662,646
Senior Vice President and Chief Legal Officer

Roger Krohn	2006	280,000	—	24,500	53,199	247,848	—	15,612	621,159
President Flat Rolled and Non-Ferrous Group

David A. Martens	2006	250,000	35,000	8,000	14,779	251,062	—	14,300	573,141
President Plates and Shapes Group—West

(1)	The amounts in column (d) reflect the amount attributable to annual bonus paid to the named executive officers based on the discretion of the Compensation Committee, which is discussed further under “Compensation Discussion and Analysis” above.
(2)	The amounts in column (e) reflect the dollar amount recognized for financial reporting purposes for the fiscal year ended December 31, 2006, in accordance with SFAS 123(R) of awards pursuant to our Amended and Restated 2005 Stock Incentive Plan, and thus, include amounts from awards granted in and prior to 2006. See Note 11 to our Consolidated Financial Statements for the fiscal year ended December 31, 2006 for further discussion of restricted stock awards.
(3)	The amounts in column (f) reflect the dollar amount recognized for financial reporting purposes for the fiscal year ended December 31, 2006, in accordance with SFAS 123(R) of awards pursuant to our Amended and Restated 2005 Stock Incentive Plan, and thus, include amounts from awards granted in and prior to 2006. Assumptions used in the calculation of this amount for the fiscal year ended December 31, 2006 are included in Note 11 to our Consolidated Financial Statements.
(4)	The amounts in column (g) reflect the cash awards to the named individuals under the EICP, which is discussed further under “Compensation Discussion and Analysis” above.
(5)	The amounts in column (i) reflect for each named executive officer:
•

matching contributions allocated by the company to each of the named executive officers pursuant to the Metals USA, Inc. 401(k) Plan, which is described more fully in Note 13 to our Consolidated Financial Statements;

•	the amount attributable to company payments for personal use of automobiles;
•

the amount of income taxes paid by the company on behalf of the named executive officer for automobile allowances as follows: C. Lourenço Gonçalves—$8,603, Robert C. McPherson, III—$4,130, and John A. Hageman—$4,130;

•	the amounts attributable to company reimbursements for club dues payable by each of the named executive officers;
•	the amounts attributable to company reimbursements for medical insurance premiums and life insurance premiums; and
•	the dollar value of dividends paid on stock awards, which amounted to $70,488 for C. Lourenço Gonçalves, in connection with a special dividend paid to Metals USA Holdings’ stockholders in May 2006.

None of the other amounts attributable to each such perquisite or benefit exceeds the greater of $25,000 or 10% of the total amount of perquisites for each named executive officer.

Grants of Plan-Based Awards

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (2)	All Other Option Awards: Number of Securities Under- lying Options (3)	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
		Threshold	Target	Maximum	Threshold	Target	Maximum
C. Lourenço Gonçalves	3/17/06	$—	$643,500	$1,251,900	—	—	—	3,600	$—	$—	$36,000
									40,790	8.89	266,399
Robert C. McPherson, III		—	210,000	402,000	—	—	—	—	—	—	—
John A. Hageman		—	203,000	388,600	—	—	—	—	—	—	—
Roger Krohn		—	196,000	375,200	—	—	—	—	—	—	—
David A. Martens		—	175,000	335,000	—	—	—	—	—	—	—

(1)	The amounts shown in column (c) reflect the minimum payment level under the Metals USA Holdings’ Annual Incentive Bonus Plan for 2006, which is zero, which plan does not have a maximum limit with respect to profitability objectives. For purposes of calculating the maximum presented in column (e), a 200% achievement level was assumed. It is not likely that a 200% achievement level would be met. These amounts are based on the individual’s current salary and position. See “Compensation Discussion and Analysis” above for further discussion.
(2)	The amounts shown in column (i) reflect the number of shares of stock granted to each named executive officer pursuant to employment agreements with each officer. On March 17, 2006, Mr. Gonçalves received a grant of 3,600 shares of Metals USA Holdings’ common stock with a grant date fair value of $10.00 per share. See “Compensation Discussion and Analysis” above and Note 11 to our Consolidated Financial Statements for further discussion of restricted stock awards.
(3)	The amounts shown in column (j) reflect the number of stock options granted to each named executive officer pursuant to employment agreements with each officer. On March 17, 2006, Mr. Gonçalves received a grant of options to purchase 40,790 shares of Metals USA Holdings’ common stock at an exercise price of $10.67 per share. Awards are generally granted with an exercise price equal to the fair value of Metals USA Holdings’ stock at the date of grant. The fair value of the stock is a calculated value based on the date of each of the respective grants using a combination of discounted cash flows and financial metrics from companies with similar characteristics of Metals USA Holdings. In connection with a special dividend paid to Metals USA Holdings stockholders in May 2006, the exercise price was reduced to $8.89. The options’ exercise price was reduced by an amount equal to the per share amount of the dividend. These options were allocated equally into Tranches A and B and are subject to the vesting terms as described in Note 11 to our Consolidated Financial Statements.

Amended and Restated 2005 Stock Incentive Plan

In connection with the Merger, Metals USA Holdings adopted the 2005 Stock Incentive Plan, which we refer to in this prospectus as the “2005 Plan,” which was amended and restated by Metals USA Holdings on January 18, 2006, under which Messrs. Gonçalves, McPherson, Hageman, Krohn, Martens and other management participants are eligible to receive awards of stock options for common stock of Metals USA Holdings. Pursuant to option agreements entered into that are subject to the terms of the 2005 Plan, Messrs. Gonçalves, McPherson, Hageman, Krohn and Martens have been granted options under the Plan, effective at the effective time of the Merger. The number of options to be granted to each of Messrs. Gonçalves, McPherson, Hageman, Krohn and Martens and the date of vesting and pricing of such options are more fully described above under “—Management Agreements with Metals USA and Related Stock Option Grants from Metals USA Holdings.” Under the 2005 Plan, awards may be granted to employees or directors of, or consultants to, us, or any of our subsidiaries, except that consultants may only receive awards with the consent of our president. The 2005 Plan has a term of ten years. The date of grant, vesting and pricing of options granted under the option plan are subject to the discretion of the Compensation Committee of Metals USA Holdings. In addition, Messrs. Gonçalves, McPherson, Hageman, Krohn and Martens and a limited number of other management participants have also received awards of restricted shares of our common stock of Metals USA Holdings granted under the 2005 Plan. Messrs. Gonçalves, McPherson, Hageman, Krohn and Martens have been granted 39,600, 5,500, 8,000, 4,900 and 1,600 restricted shares, respectively, pursuant to restricted stock agreements entered into that are subject to the terms of the 2005 Plan.

See “Compensation Discussion and Analysis” above and Note 11 to our Consolidated Financial Statements for a discussion and the 2005 Plan.

Management Agreements with Metals USA and Related Stock Option Grants from Metals USA Holdings

Each of Messrs. Gonçalves, Hageman and McPherson has an employment agreement and each of Messrs. Krohn, Martens and Longo has a severance agreement with Metals USA.

Mr. Gonçalves’ employment agreement. Under his employment agreement, Mr. Gonçalves serves as Metals USA’s President and Chief Executive Officer for an initial term of five years following the effective date of the Merger. The initial term will automatically be renewed for successive one-year periods unless 90 days’ prior notice is given by either party. In addition, Mr. Gonçalves is a member of our Board of Directors. He receives an annual base salary of $585,000. Mr. Gonçalves is eligible to receive an annual bonus of not less than 100% of his base salary if we achieve specified performance objectives. In addition, pursuant to his employment agreement, he received two stock option grants at the effective time of the Merger, November 30, 2005, to purchase shares of Metals USA Holdings’ common stock at an exercise price of $10.00 per share. The first grant was for options to purchase 407,960 shares of Metals USA Holdings’ common stock and expires ten years after the grant date. Pursuant to his non-qualified stock option agreements, the options were classified as Tranche A options or Tranche B options. The Tranche A options cover 203,980 of the shares subject to the options, and 20% of these options vest and become exercisable on each of the first five anniversaries of the grant date, except that vesting will accelerate upon our sale. Tranche B includes the remaining 203,980 shares subject to this first grant of options and vests and becomes exercisable on the earlier of the eighth anniversary of the grant date and the achievement of other performance metrics. The second grant was for options to purchase 18,800 shares of Metals USA Holdings’ common stock and was fully vested as of the grant date and exercisable on or before March 30, 2006. Mr. Gonçalves exercised his options subject to the second grant on March 17, 2006. Pursuant to his option agreement, upon such exercise on March 17, 2006, Mr. Gonçalves received an additional grant of options to purchase 40,790 shares of Metals USA Holdings’ common stock at an exercise price of $10.67 per share. These additional options are allocated equally into Tranches A and B and are subject to similar vesting specifications as the first grant of options to purchase 407,960 shares of Metals USA Holdings discussed above. In connection with the May 2006 dividend, the exercise price of the options granted on November 30, 2005, was reduced to $8.22 and the exercise price of the options granted on March 17, 2006 was reduced to $8.89. The options’ exercise price was reduced by an amount equal to the per share amount of the dividend. In connection with the January 2007 dividend, the exercise price of the outstanding employee stock options under the 2005 Plan was adjusted a second time. The per share exercise price of the options granted on November 30, 2005, was decreased by $4.22 to $4.00 and the per share exercise price of the options granted on March 17, 2006, was reduced by $4.89 to $4.00. With respect to his vested options, a cash payment was made to Mr. Gonçalves approximating the balance of the dividend (including all Tranche B options, which were vested in the Board’s discretion based on the achievement of the related performance metrics). With respect to his unvested options, an amount approximating the balance of the dividend was credited to a deferred compensation account, distribution of which is subject to continued employment through January 3, 2009. In connection with the July 2007 dividend, Mr. Gonçalves received on all of his vested and unvested options a cash payment of $9.25 per option, an amount equal to the per share amount of the dividend. Further, Mr. Gonçalves received a grant of 36,000 restricted shares at the effective time of the Merger and an additional 3,600 upon the exercise of the 18,800 options discussed above, which vested immediately. Under the employment agreement, Mr. Gonçalves is provided employee benefits equal to or greater than those provided to him by us prior to the Merger. Upon Mr. Gonçalves’ termination of employment by us without “cause” or by Mr. Gonçalves for “good reason” (each as defined in the employment agreement) or upon our election not to renew his employment, Mr. Gonçalves will be entitled to receive the following severance payments and benefits: all accrued salary and bonus earned but not yet paid, a pro-rata bonus for the year in which the termination occurs, a lump sum payment equal to twelve months of his base salary, monthly payments equal to one-twelfth of his annual base salary beginning with the thirteenth month following the date of his termination, until the twenty-fourth month following his date of termination (or on the earlier date of his material violation of the terms of his employment agreement), and the reimbursement for the cost of COBRA Continuation coverage for a period of up to eighteen months. Additionally, Mr. Gonçalves will be subject to certain restrictions on his ability to compete with us or solicit our customers or employees for two years after his termination. Mr. Gonçalves’ employment agreement may also be terminated for “cause” (as defined in the employment agreement).

Mr. Hageman’s employment agreement. Under his employment agreement, Mr. Hageman serves as our senior vice president and chief legal officer and administrative officer for an initial term of two years following the effective time of the Merger. The initial term will automatically be renewed for successive one-year periods unless 90 days’ prior notice is given by either party. Mr. Hageman receives an annual base salary of $290,000 and is eligible for an annual bonus of 70% of his base salary if we achieve specified performance objectives. In addition, at the effective time of the Merger, he received a stock option grant to purchase 73,000 shares of Metals USA Holdings’ common stock at an exercise price of $10.00 per share that expires ten years after the grant date. Pursuant to his non-qualified stock option agreement, 36,500 of these options are classified as Tranche A Options and 20% of these options will vest and become exercisable on each of the first five anniversaries of the grant date, except that vesting will accelerate upon our sale. The remaining 36,500 options are classified as Tranche B Options and will vest and become exercisable on the earlier of the eighth anniversary of the effective time of the Merger and the date other performance targets are achieved. In connection with the May 2006 dividend, the exercise price of the options was reduced to $8.22. The exercise price was reduced by an amount equal to the per share amount of the dividend. In connection with the January 2007 dividend, the exercise price of the outstanding employee stock options under the 2005 Plan was adjusted a second time. The per share exercise price of the options granted on November 30, 2005, was decreased by $4.22 to $4.00. With respect to his vested options, a cash payment was made to Mr. Hageman approximating the balance of the dividend (including all Tranche B options, which were vested in the Board’s discretion based on the achievement of the related performance metrics). With respect to his unvested options, an amount approximating the balance of the dividend was credited to a deferred compensation account, distribution of which is subject to continued employment through January 3, 2009. In connection with the July 2007 dividend, Mr. Hageman received on all of his vested and unvested options a cash payment $9.25 per option, an amount equal to the per share amount of the dividend. Further, Mr. Hageman received a grant of 8,000 restricted shares on the effective date of the Merger, which vested immediately. Mr. Hageman is provided employee benefits equal to those provided to him by us prior to the Merger. Upon his termination of employment by us without “cause” or by Mr. Hageman for “good reason,” or upon our election not to renew his employment, Mr. Hageman will be entitled to the following severance payments and benefits: all accrued salary and bonus earned but not paid, a pro rata bonus for the year in which the termination occurs, his annual base salary for a period of eighteen months following his termination or, at our election, a lump sum payment equal to eighteen months of annual base salary (such payments to cease (or be repaid by Mr. Hageman on a pro-rata basis in the case of a lump sum payment) if he violates the terms of his employment agreement prior to such time), and the reimbursement for the cost of COBRA Continuation coverage for a period of up to eighteen months. Additionally, Mr. Hageman will be subject to certain restrictions on his ability to compete with us for eighteen months or solicit our customers or employees for two years after his termination. Mr. Hageman’s employment agreement may also be terminated for “cause” (as defined in the employment agreement).

Mr. McPherson’s employment agreement. Under his employment agreement, Mr. McPherson serves as our senior vice president and chief financial officer for an initial term of two years following the effective time of the Merger. The initial term will automatically be renewed for successive one-year periods unless 90 days’ prior notice is given by either party. Mr. McPherson receives an annual base salary of $300,000 and is eligible for an annual bonus of 70% of his base salary if we achieve specified performance objectives. In addition, at the effective date of the Merger, he received a stock option grant to purchase 50,415 shares of Metals USA Holdings’ common stock at an exercise price of $10.00 per share that expires ten years after the grant date. Pursuant to his non-qualified stock option agreement, 25,207 of these options are classified as Tranche A Options, and 20% of these options will vest and become exercisable on each of the first five anniversaries of the grant date, except that vesting will accelerate upon our sale. The remaining 25,208 options are classified as Tranche B Options and will vest and become exercisable on the earlier of the eighth anniversary of the grant date and the date certain other performance targets are achieved. In connection with the May 2006 dividend, the exercise price of the options was reduced to $8.22. The exercise price was reduced by an amount equal to the per share amount of the dividend. In connection with the January 2007 dividend, the exercise price of the outstanding employee stock options under the 2005 Plan was adjusted a second time. The per share exercise price of the options granted on November 30, 2005, was decreased by $4.22 to $4.00. With respect to his vested options, a cash payment was made to Mr. McPherson approximating the balance of the dividend (including all Tranche B options, which were vested in the Board’s discretion based on the achievement of the related performance metrics). With respect to his unvested options, an amount approximating the balance of the dividend was credited to a deferred compensation account, distribution of which is subject to continued employment through January 3, 2009. In connection with the July 2007 dividend, Mr. McPherson received on all of his vested and unvested options a cash payment $9.25 per option, an amount equal to the per share amount of the dividend. Further, on the effective date of the Merger, Mr. McPherson received a grant of 5,500 restricted shares, which shares will vest on the second anniversary of the Merger. Mr. McPherson is provided employee benefits equal to those provided to him by us prior to the Merger. Upon Mr. McPherson’s termination of employment by us without “cause” or by Mr. McPherson for “good reason” (each as defined in the employment agreement) or upon our election not to renew his employment, Mr. McPherson will be entitled to receive the same severance payments as set forth in Mr. Hageman’s employment agreement and described above. Additionally, Mr. McPherson will be subject to certain restrictions on his ability to compete with us for eighteen months or solicit our customers or employees for two years after his termination. Mr. McPherson’s employment agreement may also be terminated for “cause” (as defined in the employment agreement).

Mr. Krohn’s severance agreement. Under his severance agreement, upon his termination of employment by us without “cause” or by Mr. Krohn for “good reason” as those terms are defined in the severance agreement, Mr. Krohn will be entitled to the following severance payments and benefits: his annual base salary for a period of twelve months following his termination of employment (such payments to cease if he violates any material terms of his severance agreement prior to such time) and the reimbursement for the cost of COBRA Continuation coverage for a period of up to twelve months. Additionally, Mr. Krohn will be subject to certain restrictions on his ability to compete with us for one year (two years if his employment is terminated for cause or he resigns without good reason) and to solicit our customers or employees for two years after his termination. In addition, pursuant to a stock option agreement with Metals USA Holdings, Mr. Krohn received a stock option grant on November 30, 2005, at the effective time of the Merger, to purchase 47,250 shares of Metals USA Holdings’ common stock at an exercise price of $10.00 per share that expires ten years after the grant date. Pursuant to his non-qualified stock option agreement, 23,625 of these options are classified as Tranche A Options, 20% of which vest and become exercisable on each of the first five anniversaries of the grant date, except that vesting will accelerate upon our sale. The remaining 23,625 options are classified as Tranche B Options and will vest and become exercisable on the earlier of the eighth anniversary of the effective time of the Merger and the date certain other performance targets are achieved. In connection with the May 2006 dividend, the exercise price was reduced to $8.22. The exercise price was reduced by an amount equal to the per share dividend. In connection with the January 2007 dividend, the exercise price of the outstanding employee stock options under the 2005 Plan was adjusted a second time. The per share exercise price of the options granted on November 30, 2005, was decreased by $4.22 to $4.00. With respect to his vested options, a cash payment was made to Mr. Krohn approximating the balance of the dividend (including all Tranche B options, which were vested in the Board’s discretion based on the achievement of the related performance metrics). With respect to his unvested options, an amount approximating the balance of the dividend was credited to a deferred compensation account, distribution of which is subject to continued employment through January 3, 2009. In connection with the July 2007 dividend, Mr. Krohn received on all of his vested and unvested options a cash payment $9.25 per option, an amount equal to the per share amount of the dividend. Further, pursuant to a restricted stock agreement with Metals USA Holdings, on the effective date of the Merger, Mr. Krohn received a grant of 4,900 restricted shares, which shares will vest on the second anniversary of the Merger.

Mr. Martens’ severance agreement. Under his severance agreement, upon his termination of employment by us without “cause” or by Mr. Martens for “good reason” as those terms are defined in the severance agreement, Mr. Martens will be entitled to the following severance payments and benefits: his annual base salary for a period of twelve months following his termination of employment (such payments to cease if he violates any material terms of his severance agreement prior to such time) and the reimbursement for the cost of COBRA Continuation coverage for a period of up to twelve months. Additionally, Mr. Martens will be subject to certain restrictions on his ability to compete with us for one year (two years if his employment is terminated for cause or he resigns without good reason) and to solicit our customers or employees for two years after his termination. In addition, pursuant to a stock option agreement with Metals USA Holdings, Mr. Martens received a stock option grant, at the effective time of the Merger, to purchase 13,126 shares of Metals USA Holdings’ common stock at an exercise price of $10.00 per share that will expire ten years after the grant date. Pursuant to his non-qualified stock option agreement, 6,563 of these options are classified as Tranche A Options, 20% of which will vest and become exercisable on each of the first five anniversaries of the grant date, except that vesting will accelerate upon our sale. The remaining 6,563 options are classified as Tranche B Options and will vest and become exercisable on the earlier of the eighth anniversary of the effective time of the Merger and the date that certain other performance targets are achieved. In connection with the May 2006 dividend, the exercise price of the options was reduced to $8.22. The exercise price was reduced by an amount equal to the per share dividend. In connection with the January 2007 dividend, the exercise price of the outstanding employee stock options under the 2005 Plan was adjusted a second time. The per share exercise price of the options granted on November 30, 2005, was decreased by $4.22 to $4.00. With respect to his vested options, a cash payment was made to Mr. Martens approximating the balance of the dividend (including all Tranche B options, which were vested in the Board’s discretion based on the achievement of the related performance metrics). With respect to his unvested options, an amount approximating the balance of the dividend was credited to a deferred compensation account, distribution of which is subject to continued employment through January 3, 2009. In connection with the July 2007 dividend, Mr. Martens received on all of his vested and unvested options a cash payment $9.25 per option, an amount equal to the per share amount of the dividend. Further, pursuant to a restricted stock agreement with Metals USA Holdings, on the effective date of the Merger, Mr. Martens received a grant of 1,600 restricted shares, which shares will vest on the second anniversary of the Merger.

Mr. Longo’s severance agreement. Under his severance agreement, upon his termination of employment by us without “cause” or by Mr. Longo for “good reason” as those terms are defined in the severance agreement, Mr. Longo will be entitled to the following severance payments and benefits: his annual base salary for a period of twelve months following his termination of employment (such payments to cease if he violates any material terms of his severance agreement prior to such time), and the reimbursement for the cost of COBRA Continuation coverage for a period of up to twelve months. Additionally, Mr. Longo will be subject to certain restrictions on his ability to compete with us for one year (two years if his employment is terminated for cause or he resigns without good reason) and to solicit our customers or employees for two years after his termination. In addition, pursuant to a stock option agreement with Metals USA Holdings, Mr. Longo received a stock option grant, at the effective time of the Merger, to purchase 15,750 shares of Metals USA Holdings’ common stock at an exercise price of $10.00 per share that will expire ten years after the grant date. Pursuant to his non-qualified stock option agreement, 7,875 of these options are classified as Tranche A Options, 20% of which will vest and become exercisable on each of the first five anniversaries of the grant date, except that vesting will accelerate upon our sale. The remaining 7,875 options are classified as Tranche B Options and will vest and become exercisable on the earlier of the eighth anniversary of the effective time of the Merger and the date certain other performance targets are achieved. In connection with the May 2006 dividend, the exercise price of the options was reduced to $8.22. The exercise price was reduced by an amount equal to the per share amount of the dividend. In connection with the January 2007 dividend, the exercise price of the outstanding employee stock options under the 2005 Plan was adjusted a second time. The per share exercise price of the options granted on November 30, 2005, was decreased by $4.22 to $4.00. With respect to his vested options, a cash payment was made to Mr. Longo approximating the balance of the dividend (including all Tranche B options, which were vested in the Board’s discretion based on the achievement of the related performance metrics). With respect to his unvested options, an amount approximating the balance of the dividend was credited to a deferred compensation account, distribution of which is subject to continued employment through January 3, 2009. In connection with the July 2007 dividend, Mr. Longo received on all of his vested and unvested options a cash payment $9.25 per option, an amount equal to the per share amount of the dividend. Further, pursuant to a restricted stock agreement with Metals USA Holdings, on the effective date of the Merger, Mr. Longo received a grant of 1,600 restricted shares, which shares will vest on the second anniversary of the Merger.

Bonus Plan

See “Compensation Discussion and Analysis” for a discussion of our EICP.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards (1)				Stock Awards (1)
(a)	(b)	(c)	(e)	(f)	(g)	(h)
Name	Number of Securities Underlying Unexercised Options— Exercisable	Number of Securities Underlying Unexercised Options— Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested (2)
C. Lourenço Gonçalves	40,796	367,164	8.22	11/30/15	—	—
	—	40,790	8.89	11/30/15	—	—
Robert C. McPherson, III	5,042	45,373	8.22	11/30/15	5,500	$55,000
John A. Hageman	7,300	65,700	8.22	11/30/15	—	—
Roger Krohn	4,725	42,525	8.22	11/30/15	4,900	$49,000
David A. Martens	1,313	11,813	8.22	11/30/15	1,600	$16,000

(1)	See Note 11 to our Consolidated Financial Statements for the fiscal year ended December 31, 2006 for a description of Metals USA Holdings’ share option and restricted stock plans, including the vesting schedule.
(2)	As the common stock of Metals USA Holdings is held by Apollo and members of management, there is no established trading market for the common stock and it is not traded on any stock exchange. Since there is no closing market price at which to establish the market value of the awards reported in column (g), the $10.00 per share grant value has been used, which was determined on the date of grant using a combination of discounted cash flows and financial metrics from companies with similar characteristics to those of Metals USA Holdings.

Option Exercises and Stock Vesting

	Option Awards (1)		Stock Awards (1)
(a)	(b)	(c)	(d)	(e)
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
C. Lourenço Gonçalves	18,800	$12,596	3,600	$36,000
Robert C. McPherson, III	—	—	—	—
John A. Hageman	—	—	—	—
Roger Krohn	—	—	—	—
David A. Martens	—	—	—	—

(1)	See Note 11 to our Consolidated Financial Statements for the fiscal year ended December 31, 2006 for further discussion of stock option exercises during the fiscal year ended December 31, 2006.

Potential Payments Upon Termination or Change of Control

Our employment and severance agreements are described under the “Grants of Plan-Based Awards” table above.

If (1) each of our named executive officers terminated their employment for “good reason” or was terminated other than for “cause,” death or disability, or (with respect to those executives with employment agreements) if we elected not to renew their employment agreements, or (2) each of our named executive officers was terminated as a result of death or disability, as of December 31, 2006, our named executive officers would be paid the following amounts, respectively:

	Voluntary Termination or Involuntary without Cause Termination On 12-31-06	Death or Disability On 12-31-06
C. Lourenço Gonçalves:
Compensation
Accrued Bonus (Incentive Plan)	$828,656	$828,656
Lump Sum Salary (12 months)	$585,000	$585,000
Lump Sum Salary—Death (24 months)	—	$1,170,000
Monthly Salary (12 months)	$585,000	—
Benefits and Perquisites
401(k) Savings Plans	$12,775	$12,775
Health and Welfare Benefits	$23,840	$23,840
Disability Income(1)	—	$1,672,586
Life Insurance Benefits(2)	—	$400,000
Accrued Vacation Pay	$33,750	$33,750

Robert C. McPherson, III:
Compensation
Accrued Bonus (Incentive Plan)	$262,178	$262,178
Lump Sum Salary (12 months)	—	$300,000
Monthly Salary (18 months)	$450,000	—
Benefits and Perquisites
401(k) Savings Plans	$11,690	$11,690
Health and Welfare Benefits	$23,840	$23,840
Disability Income(1)	—	$1,950,413
Life Insurance Benefits(2)	—	$400,000
Accrued Vacation Pay	$23,077	$23,077

John A. Hageman:
Compensation
Accrued Bonus (Incentive Plan)	$253,438	$253,438
Lump Sum Salary (12 months)	—	$290,000
Monthly Salary (18 months)	$435,000	—
Benefits and Perquisites
401(k) Savings Plans	$25,519	$25,519
Health and Welfare Benefits	$23,840	$23,840
Disability Income(1)	—	$1,483,289
Life Insurance Benefits(2)	—	$400,000
Accrued Vacation Pay	$66,923	$66,923

	Voluntary Termination or Involuntary without Cause Termination On 12-31-06	Death or Disability On 12-31-06
Roger Krohn:
Compensation
Accrued Bonus (Incentive Plan)	$247,848	$247,848
Monthly Salary (12 months)	$280,000	—
Benefits and Perquisites
401(k) Savings Plans	$4,951	$4,951
Health and Welfare Benefits	$15,234	$15,234
Disability Income(1)	—	$1,410,827
Life Insurance Benefits(2)	—	$400,000
Accrued Vacation Pay	—	—

David A. Martens:
Compensation
Accrued Bonus (Incentive Plan)	$251,062	$251,062
Monthly Salary (12 months)	$250,000	—
Benefits and Perquisites
401(k) Savings Plans	$324,288	$324,288
Health and Welfare Benefits	$15,234	$15,234
Disability Income(1)	—	$1,333,112
Life Insurance Benefits(2)	—	$400,000
Accrued Vacation Pay	$2,885	$2,885

(1)	Reflects the maximum lump-sum present value of all future payments each named executive would be entitled to receive under the Company’s disability program. Each named executive would be entitled to receive benefits until he reaches age 65.
(2)	Reflects the maximum lump-sum amount of $200,000 payable to each named executive’s beneficiaries upon his death plus the maximum lump-sum amount of $200,000 payable in the event of accidental death under the Company’s life insurance program.

No payments are made under any employment agreement or severance agreement if an executive terminates his employment without “good reason” or we terminate his employment for “cause”.

With respect to the employment and severance agreements:

•

“cause” generally means (1) the commission of a felony or a crime of moral turpitude; (2) a willful and material act of dishonesty involving Metals USA; (3) a material non-curable breach of the executive’s obligations under the agreement; (4) material breaches of Metals USA’s policies or procedures; (5) any other willful misconduct which causes material harm to Metals USA or its business reputation; (6) a failure to cure a material breach of the executive’s obligations under the agreement, the investor rights agreement among the stockholders of Metals USA Holdings and certain other agreements related to the executive’s equity participation in Metals USA Holdings, within 30 days after written notice of such breach; or (7) breaches of any of the executive’s representations contained in the agreement; and

•

“good reason” generally means (1) a reduction in the executive’s annual base salary or bonus potential described in the agreement (but not including any diminution related to a broader compensation reduction that is not limited to any particular employee or executive); (2) a material diminution of the executive’s responsibilities or, with respect to Mr. Gonçalves, prior to an initial public offering, the failure to re-elect him to the Board of Directors of Metals USA or Metals USA Holdings; (3) relocation of the executive’s primary work place, as assigned to him by Metals USA, beyond a fifty mile radius; or (4) a material breach by the employer of the agreement.

Director Compensation

The table below summarized the compensation paid by the Company to non-employee directors for the fiscal year ended December 31, 2006.

(a)(1)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
	Fees Earned or Paid In Cash	Stock Awards	Option Awards (2)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total
Joshua J. Harris	$62,000	—	$44,263	—	—	—	$106,263
Marc E. Becker	77,875	—	44,263	—	—	—	122,138
Eric L. Press	64,000	—	44,263	—	—	—	108,263
M. Ali Rashid	87,875	—	44,263	—	—	—	132,138
John T. Baldwin	94,000	—	44,263	—	—	—	138,263

(1)	C. Lourenço Gonçalves, the Company’s Chairman of the Board and Chief Executive Officer, is not included in this table as he is an employee of the Company and thus receives no compensation for his services as a director. The compensation received by Mr. Gonçalves as an employee of the Company is shown in the Summary Compensation Table above.
(2)	Reflects the dollar amount recognized for financial reporting purposes for the fiscal year ended December 31, 2006, in accordance with SFAS 123(R) of awards pursuant to Metals USA Holdings’ Amended and Restated 2005 Stock Incentive Plan. Assumptions used in the calculation of this amount for the fiscal year ended December 31, 2006 are included in Note 11 to our Consolidated Financial Statements. As of December 31, 2006, each Director had the following number of options outstanding: Joshua J. Harris: 40,000; Marc E. Becker: 40,000; M. Ali Rashid: 40,000; Eric L. Press: 40,000; John T. Baldwin: 40,000.

Compensation of Directors

We currently compensate our directors with an annual retainer of $50,000, paid quarterly in advance of each fiscal quarter of service. Each director also receives a fee of $2,000 per board meeting attended and $2,000 for each regularly scheduled committee meeting. The annual fees for the Audit Committee members are $7,500, and for the Chairman and member of any other Committee, the annual fees are $5,000 and $2,500, respectively. The Chairman of the Audit Committee receives an annual fee of $10,000. All reasonable out-of-pocket expenses are reimbursed upon submission of support documentation. In addition, each non-employee director of Metals USA received a grant of 40,000 non-qualified options under the 2005 Plan. Such options have a 10-year term, vest ratably over 5 years and have a strike price of $10.00. The exercise price was reduced to $8.22 per share in connection with a special dividend paid to Metals USA Holdings’ stockholders on May 12, 2006. The exercise price was reduced by an amount equal to the per share amount of the dividend. In connection with a special dividend paid to Metals USA Holdings’ stockholders on January 3, 2007, the exercise price was adjusted a second time and a cash payment was made to vested option holders, of which the combined amount approximated the per share amount of this dividend. Accordingly, the per share exercise price of the options granted on November 30, 2005, was decreased by $4.22 to $4.00. Additionally, the Company has accelerated the vesting of unvested stock options held by non-employee directors, other than Mr. Baldwin. In connection with the July 2007 dividend, each director received on his options a cash payment $9.25 per option, an amount equal to the per share amount of the dividend. Newly elected directors will receive the same fees as described above. In addition, upon election, each new director will be awarded 40,000 non-qualified options, with a 10-year term, 5-year vesting and with a strike price equal to the fair market value of the stock at the date of grant.

Compensation Committee Interlocks and Insider Participation

During 2006, our entire Board of Directions, excluding Mr. Gonçalves, performed the functions of a compensation committee. Other than Mr. Gonçalves, none of such directors has ever been one of our officers or employees. With the exception of those matters described below under “Certain Relationships and Related Party Transactions” pertaining to Mr. Gonçalves with respect to his employment agreement and the investor rights agreement described in that section, none of such directors during 2006 had any relationship that requires disclosure in this prospectus as a transaction with a related person. During 2006, none of our executive officers served as a member of the compensation committee of another entity, one of whose executive officers served on such Board of Directors, none of our executive officers served as a director of another entity, one of whose executive officers served on such Board of Directors, and none of our executive officers served as a member of the compensation committee of another entity, one of whose executive officers served as one of such directors.

Audit Committee of the Board of Directors

The Audit Committee of our Board of Directors consists of Messrs. Baldwin, Becker and Rashid (of whom Mr. Baldwin has been deemed independent pursuant to Rule 10A-3 of the Exchange Act by our Board of Directors and is chairman of the Audit Committee). Our Audit Committee recommends the firm to be appointed as independent accountants to audit financial statements and to perform services related to the audit, reviews the scope and results of the audit and with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of the internal accounting procedures, considers the effect of such procedures on the accountants’ independence and establishes policies for business values, ethics and employee relations. Mr. Baldwin is an “Audit Committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

Code of Ethics

The Board has adopted a “code of ethics” as defined by the applicable rules of the SEC, and has been posted on our Internet website, http://www.metalsusa.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus, and you should not rely on any such information in making your decision whether to purchase our securities.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Metals USA Holdings owns 100% of the common stock of Flag Intermediate, which owns 100% of the common stock of Metals USA.

The following table sets forth information with respect to the ownership of Metals USA Holdings as of August 31, 2007 for:

•	each person who owns beneficially more than a 5% equity interest in Metals USA Holdings;

•	each member of our Board of Directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

	Metals USA Holdings(1)
Name and Address of Owner(2)	Number of Shares Beneficially Owned	Equity Interest
Apollo Management V, L.P.(3)	13,612,900	96.8%
C. Lourenço Gonçalves	499,334	3.5%
Robert C. McPherson, III	57,750	*
John A. Hageman	89,300	*
Roger Krohn	55,350	*
Joe Longo	18,450	*
Keith A. Koci	16,160	*
David A. Martens	15,376	*
Marc E. Becker	40,000	*
Joshua J. Harris	40,000	*
Eric L. Press	40,000	*
M. Ali Rashid	40,000	*
John T. Baldwin	8,000	*
All executive officers and directors as a group (12 persons)	919,720	6.3%

*	Less than 1%
(1)	The amounts and percentages of interests beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power and includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ownership interests.
(2)	Unless otherwise indicated, the address of each person listed is c/o Metals USA Holdings Corp., One Riverway, Suite 1100, Houston, TX 77056.
(3)

Represents all equity interest of Metals USA Holdings held of record by affiliates of Apollo Management V, L.P. Apollo Management V, L.P. has the voting and investment power over the shares on behalf of Apollo. The general partner of Apollo Management V, L.P. is AIF V Management, Inc. Messrs. Leon Black and John Hannan are the principal executive officers and directors of AIF V Management, Inc., each of whom disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein. Each of

Messrs. Becker, Harris, Press and Rashid, who have relationships with Apollo, disclaim beneficial ownership of any shares of Metals USA Holdings that may be deemed beneficially owned by Apollo Management V, L.P., except to the extent of any pecuniary interest therein. Each of Apollo Management V, L.P. and its affiliated investment funds disclaims beneficial ownership of any such shares in which it does not have a pecuniary interest. The address of Messrs. Becker, Harris, Press and Rashid and Apollo Management V, L.P. is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management Agreements

In contemplation of the Merger, Messrs. Gonçalves, McPherson, Hageman, Krohn, Martens and Longo entered into certain agreements with Metals USA Holdings and Flag Acquisition. The terms of the employment agreements with Messrs. Gonçalves, McPherson and Hageman, and the terms of the severance agreements with Messrs. Krohn, Martens and Longo are similar to each other. The terms of those agreements are described under “Management—Management Agreements with Metals USA and Related Stock Option Grants from Metals USA Holdings.” These agreements were negotiated between management and Metals USA and Metals USA believes that the agreements were on arm’s-length terms.

Investors Rights Agreement

Metals USA Holdings and each of the management participants have entered into an investor rights agreement which provides for, among other things, a restriction on the transferability of each such management member’s equity ownership in Metals USA Holdings, tag-along rights, come-along rights, piggyback registration rights, repurchase rights by Metals USA Holdings and Apollo in certain circumstances, and the grant of an irrevocable proxy to Apollo with respect to the voting rights associated with his respective ownership, and certain restrictions on each such person’s ability to compete with or solicit our employees or customers. The investors rights agreement was negotiated among management, us and Apollo, and we believe it is on arm’s-length terms.

Apollo Management Agreements

We and Metals USA have entered into a management agreement with Apollo on November 30, 2005, pursuant to which Apollo provides us with management services. Pursuant to such agreement, Apollo receives an annual management fee equal to $2.0 million, payable on March 15 of every year, starting on March 15, 2006. The management agreement will terminate on December 31, 2012, unless earlier terminated by Apollo. Apollo elected to waive $0.5 million of the annual management fee indefinitely, but reserved the right to revoke this waiver. Upon a termination of the management agreement prior to December 31, 2012, Apollo will be entitled to receive the present value of (a) $14.0 million, less (b) the aggregate amount of management fees that were paid to it under the agreement prior to such termination, and less (c) management fees waived. Finally, Apollo is entitled to receive a transaction fee in connection with certain subsequent financing, acquisition, disposition and change of control transactions with a value of $25 million or more, equal to 1% of the gross transaction value of any such transaction. Apollo waived the transaction fee in connection with the offering of the old notes pursuant to a waiver between Apollo and Metals USA Holdings dated as of June 20, 2007. The management agreement contains customary indemnification provisions in favor of Apollo, as well as expense reimbursement provisions with respect to expenses incurred by Apollo in connection with its performance of services thereunder. In addition, pursuant to a transaction fee agreement between us and Apollo dated as of November 30, 2005, we paid Apollo $6.0 million at the consummation of the Merger for various services performed by it and its affiliates in connection with the Transactions. As a result of the acquisition of Port City in May 2006 discussed in Note 2 of our Consolidated Financial Statements, Apollo was paid a transaction fee of $0.4 million. In addition, in connection with Metals USA Holdings’ issuance of the 2006 notes discussed in Note 17 of our Consolidated Financial Statements, Apollo was paid a transaction fee of $1.5 million. Apollo elected to waive transaction fees of $0.8 million and $3.0 million payable in connection with the June 2007 ABL facility amendment and the July 2007 issuance of the old notes, respectively. The terms and fees payable to Apollo under the management agreement and the transaction fee agreement were determined through arm’s-length negotiations between Metals USA Holdings and Apollo, and reflect the understanding of Apollo and Metals USA Holdings of the fair value for such services, based in part on market conditions and what similarly situated companies have paid for similar services.

Other Transactions

Roger L. Krohn (the father of Roger Krohn, one of our executive officers) is employed by us as a sales manager and received compensation of $162,323, $89,125 and $92,479 per year, during the fiscal years ended December 31, 2004, 2005 and 2006, respectively, and will receive a base salary of $75,000, in addition to a year-end incentive compensation bonus, for the fiscal year ended December 31, 2007. We rent the use of aircrafts that are owned by a company owned by Roger Krohn, one of our executive officers, currently at a rate of $475 or $900 per hour, depending on the aircraft used. During the fiscal years ended December 31, 2004, 2005 and 2006, we made payments for the use of such aircrafts in the amount of $43,383, $60,774 and $52,902, respectively. We believe that the rates paid for the use of such aircrafts are at least as favorable to us as those that could be obtained from an independent charter provider.

Related Party Transactions

Transactions with our directors, executive officers, principal stockholders or affiliates must be at terms that are no less favorable to us than those available from third parties and must be approved in advance by a majority of disinterested members of the Board of Directors.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Asset-Based Revolving Credit Facility

On December 1, 2005 Flag Intermediate and certain of its subsidiaries entered into the ABL facility arranged by Credit Suisse, as sole bookrunner and joint lead arranger, and Banc of America Securities LLC, as joint lead arranger. For a discussion on the recent amendment to the ABL facility, which, among other things, increased availability thereunder from $450.0 million to $525.0 million, see “Recent Developments.”

The ABL facility is available to us on a revolving basis during the period beginning on December 1, 2005 and ending on November 30, 2011. Substantially all of our subsidiaries are also borrowers under the ABL facility. The maximum availability under the ABL facility is based on eligible receivables and eligible inventory, subject to certain reserves, to be determined in accordance with the loan agreement. The commitments under the ABL facility are initially comprised of $415.0 million of Tranche A Commitments and $35.0 million of Tranche A-1 Commitments. While the Tranche A-1 Commitments are outstanding, the borrowing base is subject to greater advance rates than would otherwise be in effect. Subject to certain conditions, the Tranche A-1 Commitments may be reduced or terminated at any time. Subject to certain conditions, upon the reduction or termination of the Tranche A-1 Commitments, the Tranche A Commitments will be increased on a dollar-for-dollar basis in an amount equal to such reduction or termination. On June 1, 2006, the Tranche A-1 Commitments were automatically reduced to $25.0 million (with a corresponding increase in the Tranche A Commitments). A portion of the ABL facility is available for swingline loans and the issuance of letters of credit. Both the face amount of any outstanding letters of credit and any swingline loans will reduce availability under the ABL facility on a dollar-for-dollar basis.

The interest rates with respect to loans made utilizing the Tranche A Commitments are, at our option, (i) the higher of (a) the prime rate of Credit Suisse in effect at its principal office in New York City and (b) the federal funds effective rate plus 0.5%; in each case plus an applicable margin ranging between -0.25% and 0.50% as determined in accordance with the loan agreement or (ii) the rate (as adjusted) at which Eurodollar deposits for one, two, three, six or, if available, nine or twelve months, as selected by us, by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars, plus an applicable margin ranging between 1.00% and 1.75% as determined in accordance with the loan and security agreement governing the ABL facility.

The interest rates with respect to loans utilizing the Tranche A-1 Commitments are, at our option, (i) the higher of (a) the prime rate of Credit Suisse in effect at its principal office in New York City and (b) the federal funds effective rate plus 0.5%; in each case plus an applicable margin of (1) initially, 1.75% and (2) after the first adjustment date under the ABL facility, 0.75% or (ii) the rate (as adjusted) at which Eurodollar deposits for one, two, three, six or, if available, nine or twelve months, as selected by us, by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars, plus an applicable margin of (a) initially, 3.75% and (b) after the first adjustment date under the ABL facility, 2.75%.

Substantially all of our subsidiaries are defined as “borrowers” under such agreement. The obligations under the ABL facility are guaranteed by Flag Intermediate and certain of our future domestic subsidiaries and are secured (i) on a first-priority lien basis by our, the other borrowers’ and the guarantors’ accounts, inventory, cash and proceeds and products of the foregoing and certain assets related thereto and (ii) on a second-priority lien basis by substantially all of our, the other borrowers’ and the guarantors’ other assets, subject to certain exceptions and permitted liens.

Covenants

The ABL facility contains customary representations, warranties and covenants for the type and nature of an asset-based senior secured revolving credit facility, including limitations on Flag Intermediate’s, the other borrowers’, or the guarantors’ ability to:

•	incur or guarantee additional debt, subject to certain exceptions;

•	pay dividends, or make redemptions and repurchases, with respect to capital stock;

•	create or incur certain liens;

•	make certain loans or investments;

•	make acquisitions or investments, engage in mergers, acquisitions, asset sales and sale lease-back transactions; and

•	engage in certain transactions with affiliates.

Events of Default

The ABL facility contains events of default with respect to:

•	default in payment of principal when due;

•	default in the payment of interest, fees or other amounts after a specified grace period;

•	material breach of the representations or warranties;

•	default in the performance of specified covenants;

•	failure to make any payment when due under any indebtedness with a principal amount in excess of a specified amount;

•	certain bankruptcy events;

•	certain ERISA violations;

•	invalidity of certain security agreements or guarantees;

•	material judgments; and

•	a change of control (as defined in the ABL facility).

Industrial Revenue Bonds

As of December 31, 2006 and as of June 30, 2007, the aggregate principal amount outstanding under the IRB was $5.7 million for both periods. The IRB is payable on May 1, 2016 in one lump sum payment. The interest rate assessed on the IRB varies from month to month and was 4.02% and 3.87% at December 31, 2006 and June 30, 2007, respectively. The IRB is secured by a letter of credit under the ABL facility. The IRB places various restrictions on certain of our subsidiaries, including maintenance of required insurance coverage, maintenance of certain financial ratios, limits on capital expenditures and maintenance of tangible net worth and is supported by a letter of credit. We were in compliance with all of the covenants as of June 30, 2007.

11 1/8% Senior Secured Notes of Metals USA

On November 30, 2005, Flag Acquisition completed a private placement of $275.0 million aggregate principal amount of the Metals USA notes, and Metals USA subsequently assumed all liabilities of Flag Acquisition pursuant to the Metals USA notes. In September 2006, Metals USA exchanged $275.0 million aggregate principal amount of 11 1/8% senior secured notes due 2015, that were registered under the Securities Act for an equal principal amount of notes issued in connection with the Merger.

Interest on the Metals USA notes accrues at a rate of 11 1/8% per annum and is payable semi-annually in arrears on June 1 and December 1, commencing on June 1, 2006.

Optional Redemption

Metals USA may redeem some or all of the Metals USA notes at any time on or after December 1, 2010 at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

At any time prior to December 1, 2008, Metals USA may use the proceeds of certain equity offerings to redeem up to 35% of the aggregate principal amount of the Metals USA notes originally issued under the Metals USA indenture and all or a portion of any additional notes issued under such Metals USA indenture after the date of such Metals USA indenture, in each case at a redemption price equal to 111.13% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

In addition, at any time prior to December 1, 2010, Metals USA may redeem some or all of the Metals USA notes at a redemption price equal to 100% of the principal amount plus a make-whole premium, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

Guarantees; Ranking; Collateral

The Metals USA notes are guaranteed on a secured basis by Flag Intermediate and certain of Metals USA’s subsidiaries. The Metals USA notes and the related guarantees are secured obligations of Metals USA and the guarantors and rank pari passu in right of payment with all existing and future senior indebtedness of Metals USA, Flag Intermediate and the subsidiary guarantors, as the case may be, and are and will be secured by the collateral, as described below.

The Metals USA notes and the related guarantees are secured on a first-priority lien basis by substantially all of the assets (other than accounts, inventory, cash and proceeds and products of the foregoing and certain assets related thereto) of Metals USA and the guarantors and on a second-priority lien basis by the accounts, inventory, cash and proceeds and products of the foregoing and certain assets related thereto of Metals USA and the guarantors.

Covenants

The Metals USA indenture contains certain limitations and restrictions on Metals USA and certain of its subsidiaries’ ability to, among other things:

•	incur additional indebtedness;

•	issue preferred and disqualified stock;

•	make certain investments;

•	limit dividends or other payments or transfer of property by restricted subsidiaries to Metals USA;

•	make asset sales;

•	enter into certain types of transactions with affiliates;

•	incur liens; and

•	sell all or substantially all of Metals USA’s assets or merge with or into another company.

The Metals USA indenture restricts Metals USA’s ability to pay dividends or make other distributions on its capital stock or repurchase or redeem its capital stock. Specifically, Metals USA may not make any such payments if a default under the Metals USA indenture has occurred and is continuing. In addition, the aggregate amount of such payments generally cannot exceed 50% of the cumulative consolidated net income of Metals USA and its subsidiaries since September 30, 2005 plus 100% of certain cash contributions to Metals USA’s capital and amounts received from the sale of certain equity interests and investments. As a condition to making such payments, Metals USA must also be able to incur $1.00 of additional indebtedness under the FCCR test as defined in the Metals indenture. Notwithstanding the foregoing, Metals USA is permitted to pay dividends to any direct or indirect parent to allow such direct or indirect parent to pay dividends on its common stock, following the first public offering of such direct or indirect parent’s common stock, in an amount up to 6.0% per annum of the amount contributed to Metals USA from the proceeds received by such direct or indirect parent in such offering. The Metals USA indenture also contains a provision allowing Metals USA to make up to an aggregate amount of $20.0 million of restricted payments generally, which it could use to pay dividends.

These covenants are subject to important exceptions and qualifications.

Events of Default

The Metals USA indenture contains certain events of default, including (subject, in some cases, to customary cure periods and materiality thresholds) defaults based on (1) the failure to make payments under the Metals USA indenture when due, (2) breach of covenants, (3) cross-defaults to other material indebtedness, (4) bankruptcy events and (5) material judgments.

DESCRIPTION OF THE NOTES

The old notes were, and the exchange notes will be, issued under an Indenture (the “Indenture”), dated as of the Issue Date, between Metals USA Holdings, Corp. and Wells Fargo Bank, N.A., as trustee (in such capacity, as the “Trustee”).

The following summary of certain provisions of the Indenture and the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture and the Registration Rights Agreement, including the definitions of certain terms therein and those terms made a part of the Indenture by the TIA. We urge you to read the Indenture and the Registration Rights Agreement because they, not this description, define your rights as holders of the Notes. Copies of the Indenture and the Registration Rights Agreement have been filed as exhibits to the registration statement of which this prospectus forms a part. The terms of the exchange notes are identical to the terms of the old notes in all material respects, except for the elimination of some transfer restrictions, registration rights and additional interest provisions relating to the old notes. This exchange offer is being made to satisfy the Company’s obligations under the registration rights agreement. See “The Exchange Offer.” The Trustee will authenticate and deliver exchange notes for original issue only in exchange for a like principal amount of old notes. Any old notes that remain outstanding after the consummation of this exchange offer, together with the exchange notes, will be treated as a single class of securities under the Indenture. Accordingly, all references in this section to specified percentages in aggregate principal amount of outstanding Notes shall be deemed to mean, at any time after this exchange offer is consummated, such percentage in aggregate principal amount of the old notes and the exchange notes outstanding. Capitalized terms used in this “Description of the Notes” section and not otherwise defined have the meanings set forth under “—Certain Definitions.” As used in this “Description of the Notes” section, the “Company” refers only to Metals USA Holdings Corp., a Delaware corporation, and not to any of its Subsidiaries, “Metals USA” refers only to Metals USA, Inc., a Delaware corporation, and not to any of its Subsidiaries, and “we,” “us” and “our” refers to the Company and its Subsidiaries.

Brief Description of the Notes

The old notes are and the exchange notes will be:

•	senior unsecured obligations of the Company;

•	equal in right of payment with all existing and future senior Indebtedness of the Company;

•	senior in right of payment to any future Subordinated Indebtedness of the Company;

•	structurally subordinated to all Indebtedness (including the Metals USA Notes and the ABL Facility) and other liabilities (including trade payables) of the Company’s Subsidiaries; and

•	are not guaranteed by any of the Company’s Subsidiaries.

In addition, prior to the consummation of this exchange offer, the old notes are subject to registration with the SEC pursuant to the Registration Rights Agreement.

Principal, Maturity and Interest

The Company issued the old notes initially in an aggregate principal amount of $300.0 million. In addition, in connection with the payment of PIK Interest (as defined below) in respect of the Notes, the Company is entitled to, without the consent of the holders thereof (and without regard to any restrictions or limitations set forth under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”), increase the outstanding principal amount of the Notes or issue additional Notes (the “PIK Notes”) under the Indenture on the same terms and conditions as the Notes offered hereby. Subject to the issuance of PIK Notes as described below, the Notes will be issued only in fully registered form, without coupons, in denominations of $2,000 and any integral multiple of $1,000 in excess of $2,000. No service charge will be made for any registration of transfer or exchange of the Notes, but in certain circumstances the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. The Notes will mature on July 1, 2012. Subject to the Company’s compliance with the covenants described under the subheading “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Company is permitted to issue more Notes from time to time under the Indenture (the “Additional Notes”).

Interest on the Notes is payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, commencing on October 1, 2007. The Company will make each interest payment to the holders of record of the Notes on the immediately preceding December 15, March 15, June 15 and September 15. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. The Company will pay interest on overdue principal at 1% per annum in excess of the rate described below and will pay interest on overdue installments of interest at such higher rate to the extent lawful.

Interest for the first four Interest Periods will be paid in cash. For any Interest Period after the initial four Interest Periods, the Company may at its option, elect to pay interest on the Notes (1) entirely in cash (“Cash Interest”); (2) entirely by increasing the principal amount of the outstanding Notes or by issuing additional PIK Notes (“PIK Interest”); or (3) on 50% of the outstanding principal amount of the Notes in cash and on 50% of the outstanding principal amount of the Notes by increasing the principal amount of the outstanding Notes or by issuing PIK Notes (“Partial PIK Interest”); PIK Interest and Partial PIK Interest are each referred to herein as the “PIK Payment.”

The Notes, the PIK Notes, if any, and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes,” (1) references to the Notes include any Additional Notes and PIK Notes actually issued and (2) references to “principal amount” of Notes includes any increase in the principal amount of outstanding Notes (including PIK Notes) as a result of a PIK Payment.

The Company must elect the form of payment of interest (including additional interest, if any) with respect to each Interest Period by delivering a notice to the Trustee not later than the beginning of each Interest Period. The Trustee shall promptly deliver a corresponding notice to the holders. In the absence of such an election for any Interest Period, interest on the Notes shall be payable according to the election for the previous Interest Period. Notwithstanding anything to the contrary, the payment of accrued interest in connection with any redemption of Notes as described under “—Repurchase Offer upon Certain Equity Issuances,” “—Optional Redemption,” “—Change of Control” or “—Certain Covenants—Asset Sales,” shall be made solely in cash.

Cash Interest on the Notes will accrue at a rate per annum, reset quarterly, equal to LIBOR plus the Spread, as determined by the calculation agent (the “Calculation Agent”), which shall initially be the Trustee, and be payable in cash. PIK Interest on the Notes will accrue at a rate per annum, reset quarterly, equal to LIBOR plus 0.75% plus the Spread, as determined by the Calculation Agent, and be payable (x) with respect to Notes represented by one or more global notes registered in the name of, or held by, DTC or its nominee on the relevant record date, by increasing the principal amount of the outstanding global Note by an amount equal to the amount of PIK Interest for the applicable Interest Period (rounded up to the nearest whole dollar) and (y) with respect to Notes represented by certificated notes, by issuing PIK Notes in certificated form in an aggregate principal amount equal to the amount of PIK Interest for the applicable Interest Period (rounded up to the nearest whole dollar), and the Trustee will, at the request of the Company, authenticate and deliver such PIK Notes in certificated form for original issuance to the holders on the relevant record date, as shown by the records of the register of holders. In the event that the Company elects to pay Partial PIK Interest for any Interest Period, each holder will be entitled to receive Cash Interest in respect of 50% of the principal amount of the Notes held by such holder on the relevant record date and PIK Interest in respect of 50% of the principal amount of the Notes held by such holder on the relevant record date. Following an increase in the principal amount of the outstanding global Notes as a result of a PIK Payment, the Notes will bear interest on such increased principal amount from and after the date of such PIK Payment. Any PIK Notes issued in certificated form will be dated as of the applicable interest payment date and will bear interest from and after such date. All Notes issued pursuant to a PIK Payment will mature on July 1, 2012 and will be governed by, and subject to the terms, provisions and conditions of, the Indenture and shall have the same rights and benefits as the Notes issued on the Issue Date. Any certificated PIK Notes will be issued with the description “PIK” on the face of such PIK Note.

The amount of interest for each day that the Notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the Notes. The amount of interest to be paid on the Notes for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period.

Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g. 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

The Calculation Agent will, upon request of the holder of any Note, provide the interest rate then in effect with respect to the Notes. All calculations made by the Calculation Agent in the absence of manifest error will be conclusive for all purposes and binding on the Company and the holders of the Notes.

Prior to the commencement of this exchange offer, additional interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement. See “—Registered Exchange Offer; Registration Rights.” Any additional interest on the Notes will be payable in the same form of payment elected by the Company for the payment of interest with respect to the applicable Interest Period. All references in the Indenture, in any context, to any interest or other amount payable on or with respect to the Notes shall be deemed to include any interest payable pursuant to the Registration Rights Agreement.

Set forth below is a summary of certain of the defined terms used in the Indenture relating to the calculation of interest on the Notes.

“Determination Date,” with respect to an Interest Period, will be the second London Banking Day preceding the first day of the Interest Period.

“Interest Period” means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period shall commence on and include the Issue Date and end on and include September 30, 2007.

“LIBOR,” with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period beginning on the second London Banking Day after the Determination Date that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the

London interbank market for deposits in a Representative Amount in U.S. dollars for a three-month period beginning on the second London Banking Date. If at least two such offered quotations are so provided the rate for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent, to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in U.S. dollars to leading European banks for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such rates are so provided, then the rate for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then the rate for the Interest Period will be the rate in effect with respect to the immediately preceding Interest Period.

“London Banking Day” is any day in which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Representative Amount” means a principal amount of not less than U.S. $1.0 million for a single transaction in the relevant market at the relevant time.

“Spread” means 6.00%, plus for each Interest Period commencing (1) on or after the first anniversary of the Issue Date and prior to the second anniversary of the Issue Date, 0.25%, (2) on or after the second anniversary of the Issue Date and prior to the third anniversary of the Issue Date, 0.50%, and (3) on or after the third anniversary of the Issue Date, 0.75%.

“Telerate Page 3750” means the display designated as “Page 3750” on the Moneyline Telerate service (or such other page as may replace Page 3750 on that service).

Optional Redemption

On or after January 15, 2008, the Company may redeem the Notes at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on January 15th of the years set forth below:

Period	Redemption Price

2008	102.0%
2009	101.0%
2010 and thereafter	100.0%

Selection

In the case of any partial redemption of the Notes, selection of the Notes for redemption will be made by the Trustee on a pro-rata basis to the extent practicable; provided, however, that no Notes of $2,000 or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Company has deposited with the Paying Agent funds sufficient to pay the principal of, plus accrued and unpaid interest and additional interest (if any) on, the Notes to be redeemed. Notices of redemption may not be conditional.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Company is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Company may be required to offer to purchase Notes as described under the captions “—Change of Control,” “—Certain Covenants—Asset Sales” and “—Repurchase Offer upon Certain Equity Issuances.” The Company may at any time and from time to time purchase Notes in the open market or otherwise.

Ranking

The Company is a holding company and does not have any material assets or operations other than ownership of the Capital Stock of Flag Intermediate. Flag Intermediate is also a holding company and does not have any material assets or operations other than ownership of the Capital Stock of Metals USA. All of the Company’s operations are conducted through its Subsidiaries. Claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of the Company’s creditors, including holders of the Notes. The Notes, therefore, are structurally subordinated to creditors (including trade creditors) and preferred stockholders (if any) of our Subsidiaries.

As of July 31, 2007,

(1) The Company had $291.0 million of senior Indebtedness (consisting solely of the Notes, which were issued at a price of $291.0 million with an initial aggregate principal amount of $300.0 million) outstanding; and

(2) The Company’s Subsidiaries had approximately $848.4 million in total liabilities (excluding unused commitments).

Although the Indenture contains limitations on the amount of additional Pari Passu Indebtedness that the Company may incur, under certain circumstances the amount of such Pari Passu Indebtedness could be substantial. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” Moreover, the Indenture does not impose any limitation on the incurrence by such Restricted Subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “Risk Factors.”

Registered Exchange Offer; Registration Rights

The following description is a summary of the material provisions of the Registration Rights Agreement. It does not restate that agreement in its entirety. We urge you to read the Registration Rights Agreement in its entirety because it, and not this description, defines your registration rights prior to consummation of this exchange offer as holders of the Notes.

Pursuant to the Registration Rights Agreement, the Company agreed to file with the SEC the Exchange Offer Registration Statement (as defined in the Registration Rights Agreement) on the appropriate form under the Securities Act with respect to the Exchange Notes (as defined below). Upon the effectiveness of the Exchange Offer Registration Statement, the Company will offer to the holders of Transfer Restricted Securities pursuant to the Exchange Offer (as defined in the Registration Rights Agreement) who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for the Exchange Notes.

The Company agreed pursuant to the Registration Rights Agreement that it will, subject to certain exceptions,

(1) prepare and use commercially reasonable efforts to file a registration statement (the “Exchange Offer Registration Statement”) with the SEC with respect to a registered offer (the “Registered Exchange Offer”) to exchange the Notes for new Notes of the Company (the “Exchange Notes”) having terms substantially identical in all material respects to the Notes being exchanged (except that the Exchange Notes will not contain terms with respect to transfer restrictions);

(2) use commercially reasonable efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act;

(3) as soon as practicable after the effectiveness of the Exchange Offer Registration Statement (the “Effectiveness Date”), offer the Exchange Notes in exchange for surrender of the Notes; and

(4) keep the Registered Exchange Offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the Registered Exchange Offer is mailed to the holders of the Notes.

For each Note validly tendered to the Company and not withdrawn pursuant to the Registered Exchange Offer, the Company will issue to the holder of such Note an Exchange Note having a principal amount equal to that of the surrendered Note. Interest on each Exchange Note will accrue from the last interest payment date on which interest was paid on the Note surrendered in exchange therefor, or, if no interest has been paid on such Note, from the Issue Date.

Under existing SEC interpretations, the Exchange Notes will be freely transferable by holders other than our affiliates after the Registered Exchange Offer without further registration under the Securities Act if the holder of the Exchange Notes represents to us in the Registered Exchange Offer that it is acquiring the Exchange Notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes and that it is not an affiliate of the Company, as such terms are interpreted by the SEC; provided, however, that broker dealers (“Participating Broker Dealers”) receiving Exchange Notes in the Registered Exchange Offer will have a prospectus delivery requirement with respect to resales of such Exchange Notes. The SEC has taken the position that Participating Broker Dealers may fulfill their prospectus delivery requirements with respect to Exchange Notes (other than a resale of an unsold allotment from the original sale of the Notes) with the prospectus contained in the Exchange Offer Registration Statement.

Under the Registration Rights Agreement, the Company is required to allow Participating Broker Dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such Exchange Notes for a period of not less than 180 days after the consummation of the Registered Exchange Offer (or such shorter period during which Participating Broker Dealers are required by law to deliver such prospectus).

A Holder of Notes (other than certain specified holders) who wishes to exchange such Notes for Exchange Notes in the Registered Exchange Offer will be required to represent that any Exchange Notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the Registered Exchange Offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes and that it is not an “affiliate” of the Company, as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

In the event that with respect to the Notes:

(1) applicable interpretations of the staff of the SEC do not permit us to effect such a Registered Exchange Offer;

(2) for any other reason we do not consummate the Registered Exchange Offer within 330 days of the Issue Date;

(3) an Initial Purchaser shall notify us on or before the 60th day following consummation of the Registered Exchange Offer that Notes held by it are not eligible to be exchanged for Exchange Notes in the Registered Exchange Offer; or

(4) certain holders are prohibited by law or SEC policy from participating in the Registered Exchange Offer or may not resell the Exchange Notes acquired by them in the Registered Exchange Offer to the public without delivering a prospectus and such holders notify us in writing on or before the 60th day following consummation of the Registered Exchange Offer, then the Company will with respect to the Notes, subject to certain exceptions,

(i) file a shelf registration statement covering resales of the Notes or the Exchange Notes, as the case may be (the “Shelf Registration Statement”);

(ii)(A) in the case of clause (1) above, use commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to the 330th day after the Issue Date and (B) in the case of clause (2), (3) or (4) above, use commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act within 60 days after the date on which the obligation to file the Shelf Registration Statement arose (provided that the Company shall not be required to cause the Shelf Registration to be declared effective under the Securities Act earlier than the 330th day after the Issue Date); and

(iii) keep the Shelf Registration Statement effective until the earliest of (A) the time when the Notes covered by the Shelf Registration Statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (B) two years from the Issue Date and (C) the date on which all Notes registered thereunder are disposed of in accordance therewith.

The Company will, in the event a Shelf Registration Statement is filed, among other things, provide to each holder for whom such Shelf Registration Statement was filed copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Notes or the Exchange Notes, as the case may be. A holder selling such Notes or Exchange Notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such holder (including certain indemnification obligations).

The Company may require each holder requesting to be named as a selling security holder to furnish to us such information regarding the holder and the distribution of the Notes or Exchange Notes by the holder as the Company may from time to time reasonably require for the inclusion of the holder in the Shelf Registration Statement, including requiring the holder to properly complete and execute such selling security holder notice and questionnaires, and any amendments or supplements thereto, as we may reasonably deem necessary or appropriate. The Company may refuse to name any holder as a selling security holder that fails to provide it with such information.

The Company will pay additional interest on the Notes and Exchange Notes, subject to certain exceptions,

(1) if the Company fails to file the Exchange Offer Registration Statement with the SEC on or prior to the 210th day after the Issue Date;

(2) if the Exchange Offer is not consummated on or before the 330th day after the Issue Date;

(3) if obligated to file a Shelf Registration Statement pursuant to clause (1) above, a Shelf Registration Statement is not declared effective by the SEC on or prior to the 330th day after the Issue Date;

(4) if obligated to file a Shelf Registration Statement pursuant to clause (2), (3) or (4) above, the Company fails to file the Shelf Registration Statement with the SEC on or prior to the later of the 210th day after the Issue Date and the 30th day after the date on which the obligation to file a Shelf Registration Statement arises;

(5) if obligated to file a Shelf Registration Statement pursuant to clause (2), (3) or (4) above, the Shelf Registration Statement is not declared effective on or prior to the later of the 330th day after the Issue Date and the 60th day after the date on which the Shelf Registration Statement is required to be filed; or

(6) after the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, is declared effective, such Registration Statement thereafter ceases to be effective or usable (subject to certain exceptions) (each such event referred to in the preceding clauses (1) through (5), a “Registration Default”), from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured.

The rate of the additional interest will be 0.25% per annum for the first 90-day period immediately following the occurrence of a Registration Default, and such rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum additional interest rate of 1.00% per annum. The Company will pay such additional interest in the same form of payment elected by the Company for the payment of interest with respect to the applicable Interest Period. Such additional interest will be payable on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the Notes and the Exchange Notes. See “—Principal, Maturity and Interest.”

All references in the Indenture, in any context, to any interest or other amount payable on or with respect to the Notes shall be deemed to include any additional interest payable pursuant to the Registration Rights Agreement.

If the Company effects the Registered Exchange Offer, the Company will be entitled to close the Registered Exchange Offer 20 business days after the commencement thereof provided that the Company has accepted all Notes theretofore validly tendered in accordance with the terms of the Registered Exchange Offer.

Change of Control

The occurrence of any of the following events will constitute a “Change of Control”:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, to a Person other than any of the Permitted Holders;

(2) the Company becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the Company;

(3) individuals who on the Issue Date constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors of the Company or whose nomination for election by the shareholders of the Company was approved by (a) a vote of a majority of the directors of the Company then still in office who were either directors on the Issue Date or whose election or nomination for election was previously approved as described in this paragraph or (b) the Permitted Holders) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or

(4) the Company ceases to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), directly or indirectly, 100% of the issued and outstanding Capital Stock of Flag Intermediate and Metals USA (except to the extent Flag Intermediate or Metals USA is merged with the other or into the Company in accordance with the terms of the Indenture).

Not later than 60 days following any Change of Control, unless the Company has given notice of redemption as described under the caption “—Optional Redemption” with respect to all the Notes, the Company will mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1) that a Change of Control has occurred and that such holder has the right to require the Company to purchase all or a portion of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts and financial information regarding such Change of Control;

(3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions determined by the Company, consistent with this covenant, that a holder must follow in order to have its Notes purchased.

A Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The Company will be deemed to have made a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) and Rules 13e-3 and 13e-4, if applicable, of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture applicable to a Change of Control Offer, the Company will comply with the applicable securities laws and regulations and will not be deemed to have failed to make a Change of Control Offer or purchase Notes pursuant thereto as described above by virtue thereof.

This Change of Control repurchase provision is a result of negotiations among the Company and the Initial Purchaser. The Company has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings.

Future credit agreements or other agreements to which the Company becomes a party may prohibit the Company from purchasing any Notes as a result of a Change of Control. The ABL Facility and the Metals USA Indenture do (subject to limited exceptions), and future credit agreements or other agreements to which the Company’s Subsidiaries become a party may, prohibit or restrict the ability of the Company’s Subsidiaries from making dividends or distributions to allow the Company to repurchase Notes upon a Change of Control. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing the Notes, or its Subsidiaries are prohibited or restricted from making dividends or distributions to allow the Company to repurchase the Notes, the Company could seek the consent of the Company and its Subsidiaries’ lenders and noteholders to permit the purchase of the Notes and lending thereof or could attempt to refinance the borrowings and notes that contain such prohibition. If the Company does not obtain such consent or repay such borrowings or notes, the Company will remain prohibited from purchasing the Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture.

The ABL Facility does, and other future Indebtedness of the Company and its Subsidiaries may, provide that certain change of control events with respect to the Company (including a Change of Control under the Indenture) constitute a default thereunder. In addition, the Metals USA Indenture provides that a change of control would trigger an obligation and offer to repurchase the Metals USA Notes. If the Company experiences a change of control that triggers a default under the ABL Facility or under any other Indebtedness of the Company or its Subsidiaries, the Company could seek a waiver of such defaults or seek to refinance the Indebtedness outstanding under the ABL Facility and such other Indebtedness. In the event the Company does not obtain such a waiver or refinance the Indebtedness outstanding under the ABL Facility and such other Indebtedness, such defaults could result in amounts outstanding under the ABL Facility and such other Indebtedness being declared due and payable. The Company’s ability to pay cash to the Holders following the occurrence of a Change of Control may be limited by its then existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The definition of Change of Control includes a phrase relating to the sale, lease or transfer of “all or substantially all” the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease or transfer of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The provisions under the Indenture relating to the Company’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Repurchase Offer upon Certain Equity Issuances

The Company shall make an offer to all holders of Notes to purchase the maximum principal amount of Notes that is an integral multiple of $1,000 that may be purchased out of any Qualified Equity Issuance Net Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and additional interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture, unless the Company has given notice of redemption as described under the caption “—Optional Redemption” with respect to all the Notes. Not later than 60 days following the receipt of the Qualified Equity Issuance Net Proceeds from any Qualified Equity Issuance, unless the Company has given notice of redemption as described under the caption “—Optional Redemption” with respect to all the Notes, the Company will mail a notice to each Holder with a copy to the Trustee (a “Qualified Equity Issuance Offer”) stating:

(1) that a Qualified Equity Issuance has occurred, the amount of Qualified Equity Issuance Net Proceeds received by the Company, and that such Holder has the right to require the Company to purchase such Holder’s Notes or a pro rata portion thereof, as discussed below, at a purchase price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon and additional interest thereon, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts and financial information regarding such Qualified Equity Issuance, and the maximum principal amount of Notes that may be purchased by the Company in the Qualified Equity Issuance Offer;

(3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its Notes purchased.

If more Notes are tendered pursuant to a Qualified Equity Issuance Offer than the Company is required to purchase, the principal amount of the Notes to be purchased will be determined pro rata based on the principal amount so tendered and the selection of the actual Notes for purchase will be made by the Trustee on a pro rata basis to the extent practicable; provided, however, that no Notes of $2,000 or less shall be purchased in part.

A Qualified Equity Issuance Offer may be made in advance of a Qualified Equity Issuance, conditional upon such Qualified Equity Issuance, if a definitive agreement is in place for the Qualified Equity Issuance at the time of making of the Qualified Equity Issuance Offer.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) and Rules 13e-3 and 13e-4, if applicable, of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to a Qualified Equity Issuance Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture applicable to a Qualified Equity Issuance Offer, the Company will comply with the applicable securities laws and regulations and will not be deemed to have failed to make a Qualified Equity Issuance Offer or purchase Notes pursuant thereto as described above by virtue thereof.

The provisions under the Indenture relating to the Company’s obligation to make an offer to repurchase the Notes as a result of a Qualified Equity Issuance may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock and the Company will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that (i) the Company and any of its Restricted Subsidiaries (other than Metals USA and its Restricted Subsidiaries) may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any such Restricted Subsidiary may issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of the Company for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 and (ii) Metals USA and its Restricted Subsidiaries may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock or Preferred Stock, in each case if the Fixed Charge Coverage Ratio of Metals USA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, in the case of each of clause (i) and (ii), determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

In addition, if any Indebtedness is Incurred, or any Disqualified Stock or Preferred Stock is issued, in each case by Metals USA or any of its Restricted Subsidiaries pursuant to clause (ii) of the preceding paragraph and in contemplation of a merger or an acquisition of an operating unit (including a service center) or business, whether directly or through the acquisition of Capital Stock of another Person, or to provide all or a portion of the funds or credit support required to consummate such merger or acquisition, the Consolidated Total Debt Ratio of Metals USA would be no greater than 4.75 to 1.0 at the time of such Incurrence or issuance, as the case may be, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom and giving pro forma effect to such merger or acquisition), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom and the consummation of such merger or acquisition had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(a) the Incurrence by the Company or its Restricted Subsidiaries of Indebtedness under any Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount then outstanding equal to the greater of (i) $525.0 million less the sum of (A) the amount of any such Indebtedness Incurred pursuant to this clause (a) that is permanently retired with the Net Proceeds from any Asset Sale applied from and after the Reference Date to reduce the outstanding amounts pursuant to the covenant described under “—Asset Sales” and (B) the aggregate Off-Balance Sheet Financing Amount attributable to all Qualified Receivables Financings then outstanding and (ii) the sum of (x) 70% of the net book value of the inventory of the Company and its Restricted Subsidiaries and (y) 90% of the net book value of the accounts receivable of the Company and its Restricted Subsidiaries (in each case, determined by the net book value set forth on the consolidated balance sheet of the Company for the fiscal quarter immediately preceding the date on which such Indebtedness is Incurred for which internal financial statements are available);

(b) the Incurrence by the Company of Indebtedness represented by the Notes (not including any Additional Notes but including any PIK Notes issued from time to time to pay PIK Interest (including additional interest, if any) on the Notes);

(c) Indebtedness existing on the Issue Date (after giving effect to the 2007 Recapitalization) (other than Indebtedness described in clauses (a) and (b)), including the Metals USA Notes, the Industrial Revenue Bonds, certain capital leases and purchase money Indebtedness;

(d) Indebtedness (including Capitalized Lease Obligations) Incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding that was Incurred (or deemed Incurred as provided under clause (n) below) pursuant to this clause (d), does not exceed the greater of (x) 3.5% of Total Assets of the Company and (y) $45.0 million;

(e) Indebtedness Incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit, such obligations are reimbursed within 30 days following such drawing;

(f) Indebtedness arising from agreements of the Company or any of its Restricted Subsidiaries providing for adjustment of purchase price or similar obligations, in each case, Incurred in connection with the acquisition or disposition of any business, assets or a Subsidiary of the Company in accordance with the terms of the Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided, however, that, at the time of closing, the amount of such Indebtedness is not determinable and, to the extent such Indebtedness thereafter becomes fixed and determined, the Indebtedness is paid within 60 days thereafter;

(g) Indebtedness of the Company to a Restricted Subsidiary; provided, however, that any such Indebtedness is subordinated in right of payment to the obligations of the Company under the Notes and the Indenture; provided further, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to another Restricted Subsidiary) shall be deemed, in each case to be an Incurrence of such Indebtedness;

(h) shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock;

(i) Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided, however, that any such Indebtedness is made pursuant to an intercompany note; provided further, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(j) Hedging Obligations that are not Incurred for speculative purposes and are (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any metal or other commodity purchases or sales;

(k) obligations in respect of performance, bid, appeal and surety bonds, including surety bonds issued in respect of workers’ compensation claims, and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(l) Indebtedness or Disqualified Stock of the Company or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, as applicable, which when aggregated with the principal amount or liquidation preference of all other Indebtedness and Disqualified Stock then outstanding and Incurred pursuant to this clause (l), does not exceed $50.0 million at any one time outstanding (it being understood that any Indebtedness Incurred under this clause (l) shall cease to be deemed Incurred or outstanding for purposes of this clause (l) but shall be deemed Incurred for purposes of the first and second (to the extent applicable) paragraphs of this covenant from and after the first date on which the Company, or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under the first and second (to the extent applicable) paragraphs of this covenant without reliance upon this clause (l));

(m) any guarantee by the Company or any of its Restricted Subsidiaries of Indebtedness or other obligations of the Company or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness or other obligations Incurred by the Company or such Restricted Subsidiary is permitted under the terms of the Indenture; provided, however, that if such Indebtedness is Incurred by the Company and is by its express terms subordinated in right of payment to the Notes, any such guarantee with respect to such Indebtedness of the Company shall be subordinated in right of payment to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes;

(n) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness which serves to refund, refinance or defease any Indebtedness Incurred under the first and second (to the extent applicable) paragraphs of this covenant or clause (b), (c), (d), (n), (o) or (s) of this paragraph (subject to the following proviso, “Refinancing Indebtedness”); provided, however, that such Refinancing Indebtedness:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness being refunded or refinanced that were due on or after the date one year following the last maturity date of any Notes then outstanding were instead due on such date one year following;

(2) has a Stated Maturity which is no earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded or refinanced or (y) one year following the last maturity date of any Notes then outstanding;

(3) to the extent such Refinancing Indebtedness refinances Indebtedness junior to the Notes, such Refinancing Indebtedness is junior to the Notes;

(4) is Incurred in an aggregate principal amount (or if issued with significant original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with significant original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium and fees and expenses Incurred in connection with such refinancing;

(5) shall not include Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and

(6) in the case of any Refinancing Indebtedness Incurred to refinance Indebtedness outstanding under clause (d) or (s), shall be deemed to have been Incurred and to be outstanding under such clause (d) or (s), as applicable, and not this clause (n) for purposes of determining amounts outstanding under such clauses (d) or (s), as applicable;

provided further, however, that subclauses (1), (2) and (3) of this clause (n) will not apply to any Refinancing Indebtedness Incurred to refund, refinance or defease (x) the Notes or (y) any Indebtedness of Metals USA and its Restricted Subsidiaries, including the Metals USA Notes;

(o) Indebtedness or Disqualified Stock of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided, however, that such Indebtedness or Disqualified Stock is not Incurred in contemplation of such acquisition or merger or to provide all or a portion of the funds or credit support required to consummate such acquisition or merger; provided further, however, that after giving effect to such acquisition and the Incurrence of such Indebtedness:

(1) with respect to Indebtedness Incurred as a result of such acquisition by the Company or any of its Restricted Subsidiaries (other than Metals USA and its Restricted Subsidiaries), either:

(A) the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (i) of the first sentence of this covenant; or

(B) the Fixed Charge Coverage Ratio of the Company would be greater than immediately prior to such acquisition; and

(2) with respect to Indebtedness Incurred as a result of such acquisition by Metals USA or any of its Restricted Subsidiaries, either:

(A) Metals USA would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (ii) of the first sentence of this covenant; or

(B) the Fixed Charge Coverage Ratio of Metals USA would be greater than immediately prior to such acquisition;

(p) Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not recourse (except for Standard Securitization Undertakings) to the Company or any Restricted Subsidiary other than a Receivables Subsidiary;

(q) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of its Incurrence;

(r) Indebtedness of the Company or any Restricted Subsidiary supported by a letter of credit issued pursuant to any Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit;

(s) Contribution Indebtedness;

(t) Indebtedness of Foreign Subsidiaries of the Company Incurred for working capital purposes;

(u) Indebtedness of the Company or any Restricted Subsidiary consisting of (x) the financing of insurance premiums or (y) take or pay obligations contained in supply arrangements, in each case, entered into in the ordinary course of business; and

(v) the Incurrence by any of the Company’s Restricted Subsidiaries of any Indebtedness, the net proceeds of which are used to defease the Metals USA Notes in accordance with the Metals USA Indenture.

Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may not Incur any Indebtedness pursuant to the immediately preceding paragraph if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Indebtedness unless such Indebtedness will be subordinated to the Notes, to at least the same extent as such Subordinated Indebtedness. For purposes of determining compliance with this covenant, (A) Indebtedness need not be Incurred solely by reference to one category of permitted Indebtedness described in clauses (a) through (v) or pursuant to the first and second (to the extent applicable) paragraphs of this covenant but is permitted to be Incurred in part under any combination thereof and (B) in the event that an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of permitted Indebtedness described in clauses (a) through (v) above or is entitled to be Incurred pursuant to the first and second (to the extent applicable) paragraphs of this covenant, the Company shall, in its sole discretion, classify or reclassify such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and will only be required to include the amount and type of such item of Indebtedness in one of the above clauses and such item of Indebtedness will be treated as having been Incurred pursuant to only one of such clauses or pursuant to the first and second (to the extent applicable) paragraphs hereof; provided, however, that all Indebtedness under the Credit Agreement outstanding on the Reference Date shall be deemed to have been Incurred pursuant to clause (a) and the Company shall not be permitted to reclassify all or any portion of Indebtedness Incurred pursuant to such clause.

Accrual of interest, the accretion of accreted value, amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common stock of the Company (including any PIK Payment), the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, the accretion of liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness described in clause (3) of the definition of “Indebtedness” will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided, however, that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Indebtedness as subordinated or junior to any other Indebtedness merely because it has a junior priority with respect to the same collateral.

Limitation on Restricted Payments

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment with respect to such Equity Interests made in connection with any merger or consolidation (other than (A) dividends or distributions payable solely in Equity Interests (other than Disqualified Stock) of the Company; or (B) dividends or distributions by a Restricted Subsidiary; provided, however, that, in the case of any dividend or distribution payable on or in respect of any Equity Interests issued by a Restricted Subsidiary other than a Wholly Owned Restricted

Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its ownership percentage of such Equity Interests);

(2) purchase or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent company of the Company;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of the Company (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (g) and (i) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); or

(4) make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(i) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(ii)(A) with respect to a Restricted Payment by the Company or any Restricted Subsidiary of the Company (other than Metals USA or any Restricted Subsidiary of Metals USA), immediately after giving effect to such transaction on a pro forma basis, the Company could Incur $1.00 of additional Indebtedness under the provisions of clause (i) of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (B) with respect to a Restricted Payment by Metals USA or any Restricted Subsidiary of Metals USA, immediately after giving effect to such transaction on a pro forma basis, Metals USA could Incur $1.00 of additional Indebtedness under the provisions of clause (ii) of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(iii) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Reference Date (including Restricted Payments permitted by clauses (1), (4) (only to the extent of one-half of the amounts paid pursuant to such clause), (6) and (8) of paragraph (b) below, but excluding all other Restricted Payments permitted by paragraph (b) below), is less than the sum of, without duplication:

(1) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from September 30, 2005 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit); plus

(2) 100% of the aggregate net cash proceeds received by the Company after the Reference Date from the issue or sale of Equity Interests of the Company (excluding Refunding Capital Stock, Designated Preferred Stock, Cash Contribution Amounts, Excluded Contributions and Disqualified Stock), including Equity Interests issued upon conversion of Indebtedness (in which case the Company will be deemed to have received an amount equal to the aggregate principal amount of such Indebtedness (or, if such Indebtedness was issued at a significant original issue discount, an amount equal to the accreted value of such Indebtedness at such time)) or upon exercise of warrants or options (other than an issuance or sale to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries); plus

(3) 100% of the aggregate amount of cash contributions to the capital of the Company received after the Reference Date (other than Refunding Capital Stock, Designated Preferred Stock, contributions from the issuance of Designated Preferred Stock, the Cash Contribution Amount, Excluded Contributions and Disqualified Stock); plus

(4) 100% of the aggregate amount received by the Company or any Restricted Subsidiary in cash subsequent to the Reference Date, from:

(A) the sale or other disposition (other than to the Company or a Restricted Subsidiary of the Company) of Restricted Investments made by the Company and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries by any Person (other than the Company or any of its Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) or (10) of paragraph (b) below),

(B) the sale (other than to the Company or a Restricted Subsidiary of the Company) of the Capital Stock of an Unrestricted Subsidiary; or

(C) a distribution or dividend from an Unrestricted Subsidiary; plus

(5) in the event any Unrestricted Subsidiary of the Company has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company, in each case subsequent to the Reference Date, the Fair Market Value (as determined in accordance with the next succeeding sentence) of the Investment of the Company in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after deducting any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) or (10) of paragraph (b) below or constituted a Permitted Investment).

(b) The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2)(A) the repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) of the Company or any direct or indirect parent company of the Company or Subordinated Indebtedness of the Company or any Restricted Subsidiary in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of the Company or any direct or indirect parent company of the Company or contributions to the equity capital of the Company (other than Designated Preferred Stock, Cash Contribution Amounts, Excluded Contributions and Disqualified Stock or any Equity Interests sold to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) (collectively, including any such contributions, “Refunding Capital Stock”) and

(B) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Refunding Capital Stock;

(3) the payment, redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of new Indebtedness of the Company which is Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as

(A) the principal amount of such new Indebtedness (or, if such Indebtedness is issued at a significant original issue discount, the aggregate issue price) does not exceed the principal amount (or, if such Indebtedness was issued at a significant original issue discount, the aggregate accreted value at such time) of the Subordinated Indebtedness being so paid, redeemed, repurchased, defeased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired plus any fees and expenses incurred in connection therewith),

(B) such Indebtedness is subordinated to the Notes at least to the same extent as such Subordinated Indebtedness so paid, purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value;

(C) such Indebtedness has a Stated Maturity which is no earlier than the earlier of (x) the Stated Maturity of the Subordinated Indebtedness being so paid, redeemed, repurchased, defeased, acquired or retired or (y) one year following the last maturity date of any Notes then outstanding; and

(D) such Indebtedness has a Weighted Average Life to Maturity at the time Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so paid, redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being paid, redeemed, repurchased, defeased, acquired or retired that were due on or after the date one year following the last maturity date of any Notes then outstanding were instead due on such date one year following;

(4) the repurchase, retirement or other acquisition (or dividends to any direct or indirect parent company of the Company to finance any such repurchase, retirement or other acquisition) for value of Equity Interests of the Company, any direct or indirect parent company of the Company, Flag Intermediate or Metals USA held by any future, present or former employee, director or consultant of the Company or any direct or indirect parent company of the Company or any Subsidiary of the Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement made after the Reference Date; provided, however, that the aggregate amounts paid under this clause (4) do not exceed $10.0 million in any calendar year commencing with 2005 (with unused amounts in any calendar year being permitted to be carried over for the next succeeding calendar year); provided further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(A) the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Equity Interests (excluding Refunding Capital Stock, Designated Preferred Stock, Cash Contribution Amounts, Excluded Contributions and Disqualified Stock) of the Company, any direct or indirect parent company of the Company (to the extent contributed to the Company), Flag Intermediate or Metals USA to members of management, directors or consultants of the Company and its Restricted Subsidiaries or any direct or indirect parent company of the Company that occurs after the Reference Date; provided, however, that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (iii) of paragraph (a) of this covenant; plus

(B) the cash proceeds of key man life insurance policies received by the Company or any direct or indirect parent company of the Company (to the extent contributed to the Company) and any of the Company’s Restricted Subsidiaries after the Reference Date;

(provided, however, that the Company may elect to apply all or any portion of the aggregate increase contemplated by clauses (A) and (B) above in any calendar year and, to the extent any payment described under this clause (4) is made by delivery of Indebtedness and not in cash, such payment shall be deemed to occur only when, and to the extent, the obligor on such Indebtedness makes payments with respect to such Indebtedness);

(5) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries issued or incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(6) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Reference Date and the declaration and payment of dividends to any direct or indirect parent entity of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent company of the Company issued after the Reference Date, the proceeds of which were contributed to the Company; provided, however, that (A) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, the Company would have had a Fixed Charge Coverage Ratio of at least 2.25 to 1.00 and (B) the aggregate amount of dividends declared and paid pursuant to this clause (6) does not exceed the net cash proceeds actually received by the Company from the sale of such Designated Preferred Stock (other than Disqualified Stock) issued after the Reference Date;

(7) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed $20.0 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) the payment of dividends on the Company’s common stock or Preferred Stock (or the payment of dividends to any direct or indirect parent of the Company to fund the payment by any direct or indirect parent of the Company of dividends on such entity’s common stock or Preferred Stock) of up to 6.0% per annum of the net proceeds received by the Company from any public offering of common stock or Preferred Stock or contributed to the Company by any direct or indirect parent of the Company from any public offering of common stock or Preferred Stock; provided, however, that such Preferred Stock was issued in a registered public offering;

(9) Investments that are made with Excluded Contributions;

(10) other Restricted Payments in an aggregate amount not to exceed $20.0 million;

(11) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary of the Company by, Unrestricted Subsidiaries;

(12)(A) with respect to each tax year or portion thereof that the Company qualifies as a Flow Through Entity, the distribution by the Company to the holders of Capital Stock of the Company of an amount equal to the product of (i) the amount of aggregate net taxable income of the Company allocated to the holders of Capital Stock of the Company for such period and (ii) the Presumed Tax Rate for such period; and

(B) with respect to any tax year or portion thereof that the Company does not qualify as a Flow Through Entity and files a consolidated U.S. federal tax return with its direct or indirect parent company, the payment of dividends or other distributions to any direct or indirect parent company of the Company that files a consolidated U.S. federal tax return that includes the Company and its Subsidiaries in an amount not to exceed the amount that the Company and its Restricted Subsidiaries would have been required to pay in respect of federal, state or local taxes (as the case may be) in respect of such year if the Company and its Restricted Subsidiaries paid such taxes directly as a stand-alone taxpayer (or stand-alone group);

(13) the payment of dividends, other distributions or other amounts by the Company:

(A) in amounts equal to the amounts required for any direct or indirect parent of the Company to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnity provided on behalf of, officers and employees of any direct or indirect parent of the Company, and general corporate overhead expenses of any direct or indirect parent of the Company, in each case to the extent such fees, expenses, salaries, bonuses, benefits and indemnities are attributable to the ownership or operation of the Company and its respective Subsidiaries; provided, however, that any such dividends, distributions or other amounts shall not exceed $1.0 million per year and shall be treated as an operating expense of the Company for purposes of determining the Consolidated Net Income of the Company; and

(B) in amounts equal to amounts required for any direct or indirect parent of the Company to pay interest or principal on Indebtedness the proceeds of which have been contributed to the Company or any of its Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, the Company Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided, however, that any such contribution will not increase the amount available for Restricted Payments under clause (iii) of the immediately preceding paragraph or be used to Incur Contribution Indebtedness or to make a Restricted Payment pursuant to paragraph (b) of this covenant (other than payments permitted by this clause (13)); provided further, however, any such dividends, other distributions or other amounts used to pay interest shall be treated as interest payments of the Company for purposes of the Indenture;

(14) cash dividends or other distributions on the Company’s Capital Stock used to, or the making of loans to any direct or indirect parent of the Company to, fund the Transactions or the payment of fees and expenses incurred in connection with the Transactions or owed by the Company or any Restricted Subsidiary of the Company to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(15) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(16) purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing;

(17) in the event of a Change of Control, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness, Disqualified Stock or Preferred Stock of the Company or Disqualified Stock or Preferred Stock of any Restricted Subsidiary of the Company, in each case, at a purchase price not greater than 101% of the principal amount or liquidation preference, as applicable (or, if such Subordinated Indebtedness was issued with significant original issue discount, 101% of the accreted value), of such Subordinated Indebtedness, Disqualified Stock or Preferred Stock, plus any accrued and unpaid interest or dividends thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer with respect to the Notes as a result of such Change of Control and have repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer; and

(18) in the event of an Asset Sale that requires the Company to offer to purchase Notes pursuant to the covenant described under “—Asset Sales,” the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness, Disqualified Stock or Preferred Stock of the Company or Disqualified Stock or Preferred Stock of any Restricted Subsidiary of the Company, in each case, at a purchase price not greater than 100% of the principal amount or liquidation preference, as applicable (or, if such Subordinated Indebtedness was issued with significant original issue discount, 100% of the accreted value), of such Subordinated Indebtedness, Disqualified Stock or Preferred Stock, plus any accrued and unpaid interest or dividends thereon; provided, however, that (i) prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made an Asset Sale Offer with respect to the Notes as a result of such Asset Sale and have repurchased all Notes validly tendered and not withdrawn in connection with such Asset Sale Offer and (ii) the aggregate amount of all such payments, purchases, redemptions, defeasances or other acquisitions or retirements of all such Subordinated Indebtedness, Disqualified Stock and Preferred Stock may not exceed the amount of the Excess Proceeds used to determine the aggregate purchase price of the Notes tendered for in such Asset Sale Offer less the aggregate amount applied in connection with such Asset Sale Offer;

(19) any Restricted Payments made in connection with the consummation of the Transactions or as contemplated by the Merger Agreement, including any payments or loans made to any direct or indirect parent to enable it to make any such payments;

(20) payments of cash, or dividends, distributions or advances by the Company or any Restricted Subsidiary to allow any such entity to make payments of cash, in lieu of the issuance of fractional shares upon the exercise of warrants or upon the conversion or exchange of Capital Stock of any such Person; provided, however, the aggregate amount of such payments, dividends, distributions or advances does not exceed $2.5 million; and

(21) the declaration and payment of dividends or other distributions to holders of the Company’s Equity Interests with the proceeds (net of discount and commissions to the Initial Purchaser) received by the Company from the sale of the Notes issued on the Issue Date;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (6), (7), (10), (11), (17) and (18), no Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the Issue Date and as of the date of this prospectus, all of the Company’s Subsidiaries were Restricted Subsidiaries except Wilkoff-Morris Steel Corporation and Metals USA Contract Manufacturing, Inc. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Notwithstanding the foregoing provisions of this covenant, if and to the extent Metals USA or any of its Restricted Subsidiaries would be permitted to make a Restricted Payment (as defined in the Metals USA Indenture) pursuant to the Metals USA Indenture to the extent the Metals USA Notes are outstanding at such time, Metals USA or such Restricted Subsidiary, as the case may be, shall be permitted to make under the Indenture a Restricted Payment permitted to be made thereunder.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a)(i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or by, its profits, or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(b) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Metals USA Indenture, the Metals USA Notes and the related guarantees thereof, the Security Documents, the Intercreditor Agreement, the Credit Agreement and the other Senior Credit Documents;

(2) the Indenture and the Notes;

(3) applicable law or any applicable rule, regulation or order;

(4) any agreement or other instrument relating to Indebtedness of a Person acquired by the Company or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(5) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(6) Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(8) customary provisions in joint venture agreements and other similar agreements that the Board of Directors of the Company determines in good faith at the time the joint venture or other similar agreement is entered into that such encumbrances or restrictions will not materially adversely affect the Company’s ability to make timely payment of interest, premium (if any) or principal on the Notes when due;

(9) purchase money obligations for property acquired in the ordinary course of business or Capitalized Lease Obligations that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(10) customary provisions contained in leases, licenses and other similar agreements entered into in the ordinary course of business that impose restrictions of the type described in clause (c) above on the property subject to such lease, license or other similar agreement;

(11) any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(12) other Indebtedness

(i) of (A) the Company or (B) any Restricted Subsidiary of the Company, in each case that (x) is Incurred subsequent to the Issue Date pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (y) an Officer reasonably and in good faith determines at the time such Indebtedness is Incurred (and at the time of any modification of the terms of any such encumbrance or restriction) that any such encumbrance or restriction will not materially adversely affect the Company’s ability to satisfy its obligations under the Notes and the Indenture and any other Indebtedness that is an obligation of the Company and such determination is set forth in an Officers’ Certificate delivered to the Trustee; or

(ii) that is Incurred by a Foreign Subsidiary of the Company subsequent to the Issue Date pursuant to clauses (d), (l), (m) (but limited to guarantees of Indebtedness of other Foreign Subsidiaries described in this clause (12)(ii)), (n) (but only to the extent such Indebtedness refunds, refinances or decreases Indebtedness of such Foreign Subsidiary Incurred pursuant to clause (d) or (l)) or (t) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided, however, that such encumbrance or restriction applies only to Foreign Subsidiaries of the Company;

(13) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (12) above; provided, however, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; or

(14) any encumbrances or restrictions of the type referred to in clause (c) above imposed by any Permitted Liens referred to in clauses (1) and (4) of the definition thereof.

For purposes of determining compliance with this covenant, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to the Company or any Restricted Subsidiary of the Company to other Indebtedness Incurred by the Company or such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale unless (1) the Company or any of its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Company) of the assets sold or otherwise disposed of, and (2) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents or Asset Sale Cash Equivalents.

Within 395 days after the Company’s or any Restricted Subsidiary of the Company’s receipt of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale at its option to any one or more of the following:

(A) to permanently reduce any Indebtedness constituting Indebtedness of a Restricted Subsidiary of the Company (and, in the case of revolving Obligations, to correspondingly reduce commitments with respect thereto) or any Pari Passu Indebtedness, in each case other than Indebtedness owed to the Company or an Affiliate of the Company; provided, however, that if the Company shall so reduce any Pari Passu Indebtedness, the Company will equally and ratably reduce Indebtedness under the Notes by making an offer to all holders of Notes to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, the pro rata principal amount of the Notes, such offer to be conducted in accordance with the procedures set forth below for an Asset Sale Offer but without any further limitation in amount provided further, however, that if an offer to repay or repurchase any Indebtedness of any Restricted Subsidiary of the Company is made in accordance with the terms of such Indebtedness, the obligation to permanently reduce Indebtedness of a Restricted Subsidiary will be deemed to be satisfied to the extent of the amount of the offer, whether or not accepted by the holders thereof, and no Excess Proceeds in the amount of such offer will be deemed to exist following such offer; or

(B) to make an Asset Sale Investment.

Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary of the Company may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents or Investment Grade Securities. The Indenture provides that any Net Proceeds from any Asset Sale that are not applied as provided and within the 395-day time period set forth in the preceding paragraph will be deemed to constitute “Excess Proceeds”; provided, however, that if during such 395-day time period the Company or a Restricted Subsidiary enters into a binding agreement committing it to apply such Net

Proceeds in accordance with the requirements of clause (B) of the immediately preceding paragraph after the 395th day, such 395-day time period will be extended with respect to the amount of Net Proceeds so committed until such Net Proceeds are required to be applied in accordance with such agreement (or, if earlier, until termination of such agreement) (but such extension will in no event be longer than 180 days). When the aggregate amount of Excess Proceeds exceeds $12.5 million, the Company shall make an offer to all holders of Notes (and, at the option of the Company, to holders of any Pari Passu Indebtedness) (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes (and principal amount or accreted value, as applicable, of such Pari Passu Indebtedness), that is an integral multiple of $1,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such Pari Passu Indebtedness was issued with significant original issue discount, “principal amount” shall refer to 100% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any (or, in respect of such Pari Passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture; provided, however, that notwithstanding the foregoing, in the case of an Asset Sale by Metals USA or any Restricted Subsidiary of Metals USA, the Company shall not be required to make an Asset Sale Offer to the extent Metals USA or such Restricted Subsidiary is not permitted pursuant to the terms of its outstanding Indebtedness, any other agreement or applicable law to fund such Asset Sale Offer. The Company will commence an Asset Sale Offer with respect to Excess Proceeds not later than ten business days after the date that Excess Proceeds exceed $12.5 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes (and such Pari Passu Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes (and such Pari Passu Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased in the manner described below (and any such Pari Passu Indebtedness shall be selected in accordance with the agreement governing such Pari Passu Indebtedness). Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds which served as the basis for such Asset Sale Offer shall be reduced to zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

If more Notes (and Pari Passu Indebtedness) are tendered pursuant to an Asset Sale Offer than the Company is required to purchase, the principal amount of the Notes (and Pari Passu Indebtedness) to be purchased will be determined pro rata based on the principal amounts so tendered. The selection of the actual Notes for purchase will be made by the Trustee on a pro rata basis to the extent practicable; provided, however, that no Notes of $2,000 or less shall be purchased in part.

Notices of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each holder of Notes at such holder’s registered address. If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

A new Note in principal amount equal to the unpurchased portion of any Note purchased in part will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the purchase date, unless the Company defaults in payment of the purchase price, interest shall cease to accrue on Notes or portions thereof purchased.

This covenant contains a number of substantial qualifications and exceptions. See the definition of “Asset Sale” under “—Certain Definitions.”

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $2.0 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could reasonably have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unaffiliated party; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, the Company delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Company approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(1)(x) transactions between or among the Company or any of its Restricted Subsidiaries and (y) any merger of the Company and any direct parent company of the Company; provided, however, that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of the Company and such merger is otherwise in compliance with the terms of the Indenture and effected for a bona fide business purpose;

(2) Restricted Payments permitted under the covenant “—Limitation on Restricted Payments” and Permitted Investments (other than pursuant to clauses (3), (6), (9), (10) and (13) of the definition thereof) permitted under the Indenture;

(3)(x) the entering into of any agreement to pay, and the payment of, annual management, consulting, monitoring and advisory fees and expenses to the Sponsor in an aggregate amount in any fiscal year not to exceed the greater of (A) $3.0 million and (B) 3% of Adjusted EBITDA of Metals USA and its Restricted Subsidiaries for the immediately preceding fiscal year; provided, however, that any payment not made in any fiscal year may be carried forward and paid in the following two fiscal years and (y) the payment of the present value of all amounts payable pursuant to any agreement described in clause (3)(x) in connection with the termination of such agreement;

(4) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary or any direct or indirect parent company of the Company;

(5) payments by the Company or any of its Restricted Subsidiaries to the Sponsor made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments are (x) approved by a majority of the Board of Directors of the Company in good faith or (y) made pursuant to any agreement described under the caption “Certain Relationships and Related Party Transactions” in the Offering Memorandum, including the transaction fee agreement described thereunder;

(6) transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7) payments or loans (or cancellation of loans) to employees or consultants in the ordinary course of business which are approved by a majority of the Board of Directors of the Company in good faith;

(8) the existence of, or the performance by the Company or any of its Restricted Subsidiaries under the terms of, any agreement or instrument (other than with the Sponsor, except to the extent the Sponsor includes the Company, any of its direct or indirect parents, or any Subsidiary of the Company) as in effect as of the Issue Date or any amendment thereto (so long as any such agreement or instrument together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the original agreement or instrument as in effect on the Issue Date) or any transactions contemplated thereby;

(9) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, the Merger Agreement, any stockholders agreement or investor rights agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any amendment thereto or similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date or any transaction contemplated thereby;

(10) transactions to effect the 2007 Recapitalization and the payment of all fees and expenses related to the 2007 Recapitalization, in each case that are described in the Offering Memorandum;

(11)(x) transactions with customers, clients, suppliers, toll manufacturers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could reasonably have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unaffiliated party or (y) transactions with joint ventures or Unrestricted Subsidiaries for the purchase or sale of goods or services entered into in the ordinary course of business;

(12) any transaction effected as part of a Qualified Receivables Financing;

(13) the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(14) the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Company or of a Restricted Subsidiary, as appropriate, in good faith;

(15) the entering into of any tax sharing agreement or arrangement and any payments permitted by clause (b)(12) of the covenant described under “—Limitations on Restricted Payments”;

(16) any contribution to the capital of the Company; and

(17) any employment agreements entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business.

Notwithstanding the foregoing provisions of this covenant, if and to the extent any action by Metals USA or any of its Restricted Subsidiaries is not deemed to be an Affiliate Transaction (as defined in the Metals USA Indenture) under the Metals USA Indenture, such action by Metals USA or such Restricted Subsidiary, as the case may be, shall not be deemed to be an Affiliate Transaction under the Indenture and, therefore, will not be subject to the provisions of this covenant.

Liens

The Company will not, directly or indirectly, create, Incur or suffer to exist any Lien (the “Initial Lien”) on any asset or property of the Company, or any income or profits therefrom, or assign or convey any right to receive income therefrom, whether owned at the Issue Date or thereafter acquired, unless (i) the Notes are equally and ratably secured with (or on a senior basis to, in the case such Initial Lien secures any Subordinated Obligations of the Company) the obligations secured by such Initial Lien or (ii) such Initial Lien is a Permitted Lien.

Any Lien created for the benefit of the Holders of the Notes pursuant to the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

Reports and Other Information

Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Company will file with the SEC (and provide the Trustee and holders of the Notes with copies thereof, without cost to each holder, within 15 days after it files them with the SEC),

(1) within the time periods specified by the Exchange Act, annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form),

(2) within the time periods specified by the Exchange Act, reports on Form 10-Q (or any successor or comparable form),

(3) promptly from time to time after the occurrence of an event required to be therein reported (and in any event within the time period specified for filing current reports on Form 8-K by the SEC), such other reports on Form 8-K (or any successor or comparable form), and

(4) any other information, documents and other reports which the Company would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

provided, however, that the Company shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Company will post the reports specified in the first sentence of this paragraph on its website within the time periods that would apply if the Company were required to file those reports with the SEC. In addition, the Company will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the holders of the Notes, in each case within 15 days after the time the Company would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act.

Notwithstanding the foregoing, the Company will be deemed to have furnished such reports referred to above to the Trustee and the holders if it has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available. In addition, such requirements shall be deemed satisfied prior to the commencement of the Registered Exchange Offer contemplated by the Registration Rights Agreement relating to the applicable Notes or the effectiveness of the Shelf Registration Statement by the filing with the SEC of the Exchange Offer Registration Statement and/or a Shelf Registration Statement in accordance with the provisions of the Registration Rights Agreement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act and provided that such registration statement and/or amendments thereto are filed at times that otherwise satisfy the time requirements set forth in the first paragraph of this covenant.

In the event that:

(a) the rules and regulations of the SEC permit the Company and any direct or indirect parent company of the Company to report at such parent entity’s level on a consolidated basis and

(b) such parent entity of the Company is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly, of the capital stock of the Company,

then such consolidated reporting at such parent entity’s level in a manner consistent with that described in this covenant for the Company will satisfy this covenant.

Future Guarantors

The Company will cause each of its Restricted Subsidiaries (other than a Foreign Subsidiary or a Receivables Subsidiary) that guarantees any Indebtedness of the Company (other than Indebtedness of the Company consisting of a guarantee under the Credit Agreement and other Indebtedness of the Company consisting solely of guarantees of Indebtedness of one or more of the Company’s Restricted Subsidiaries) to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will guarantee payment of the Notes on the terms and conditions set forth in the Indenture; provided, however, that if such Indebtedness is by its express terms subordinated in right of payment to the Notes, any such guarantee with respect to such Indebtedness of the Company shall be subordinated in right of payment to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes. Each future Guarantee of the Notes by a Restricted Subsidiary is and will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Any future Guarantee of the Notes will be released upon the occurrence of certain events described in the Indenture.

Merger, Consolidation or Sale of All or Substantially All Assets

The Company will not consolidate or merge with or into or wind up into (whether or not the Company is the surviving entity), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets in one or more related transactions, to any Person unless:

(1) the Company is the surviving entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, limited partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (the Company or such Person, as the case may be, being herein called the “Successor Company”); provided, however, that if such Successor Company is not a corporation, such Successor Company will form a Wholly Owned Subsidiary that is a corporation and cause such Wholly Owned Subsidiary to become a co-issuer of the Notes;

(2) the Successor Company (if other than the Company) expressly assumes all the obligations of the Company under the Indenture and the Notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after giving effect to such transaction no Default shall have occurred and be continuing;

(4) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either

(A) the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to clause (i) of the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or

(B) the Fixed Charge Coverage Ratio for the Successor Company would be greater than the Fixed Charge Coverage Ratio for the Company immediately prior to such transaction; and

(5) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures (if any) comply with the Indenture.

The Successor Company (if other than the Company) will succeed to, and be substituted for, the Company under the Indenture, and the predecessor Company, except in the case of a lease of all or substantially all assets, will be released from all obligations with respect to the Indenture and the Notes. Notwithstanding the foregoing clauses (3) and (4), (A) the Company may consolidate with, merge into or transfer all or part of its properties and assets to any Restricted Subsidiary of the Company, and (B) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another state of the United States so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

Defaults

An Event of Default with respect to all the Notes is defined in the Indenture as:

(1) a default in any payment of interest on any Note when due continued for 30 days;

(2) a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3) the failure by the Company to comply with its obligations under the covenant described under “—Merger, Consolidation or Sale of All or Substantially All Assets” above;

(4) the failure by the Company or any of its Restricted Subsidiaries to comply for 30 days after notice with any of its obligations under the covenants described under “—Certain Covenants” (other than a failure to purchase Notes);

(5) the failure by the Company or any of the Company’s Restricted Subsidiaries to comply for 60 days after notice with its agreements contained in the Notes or the Indenture other than those referred to in clauses (1) through (4) above;

(6) the failure by the Company, Flag Intermediate, Metals USA or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to the Company or a Restricted Subsidiary of the Company) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $15.0 million or its foreign currency equivalent (the “cross-acceleration provision”);

(7) certain events of bankruptcy, insolvency or reorganization of the Company, Flag Intermediate, Metals USA or a Significant Subsidiary (the “bankruptcy provision”); or

(8) failure by the Company, Flag Intermediate, Metals USA or any Significant Subsidiary to pay final judgments aggregating in excess of $15.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provisions”).

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (4) or (5) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified in clauses (4) or (5) hereof after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Company) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Notes by notice to the Company may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee reasonable security or indemnity satisfactory to it against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults with respect to the Notes, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Notwithstanding the foregoing, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1) reduce the amount of such Notes whose holders must consent to an amendment;

(2) reduce the rate of or extend the time for payment of interest on such Note;

(3) reduce the principal of or change the Stated Maturity of such Note;

(4) reduce the amount payable upon the redemption of such Note or change the time when any such Note may be redeemed as described under “—Optional Redemption”;

(5) make such Note payable in money other than that stated in such Note;

(6) impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(7) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions; or

(8) expressly subordinate such Note to any other Indebtedness of the Company.

Without the consent of any holder, the Company and the Trustee may amend the Indenture or the Notes to cure any ambiguity, omission, defect, mistake or inconsistency, to provide for the assumption by a successor corporation, partnership or limited liability company of the obligations of the Company under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided, however, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add Guarantees with respect to the Notes, to secure the Notes, to release any Guarantor, if any, from its Guarantee, in each case pursuant to the Indenture when permitted or required by the Indenture, to add to the covenants of the Company or any Restricted Subsidiaries for the benefit of the holders or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder, to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA, to make certain changes to the Indenture to provide for the issuance of Additional Notes, in the event that PIK Notes are issued in certificated form to make appropriate amendments to the Indenture to reflect an appropriate minimum denomination of certificated PIK Notes and establish minimum redemption amounts for certificated PIK Notes or to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of holders to transfer Notes.

The consent of the noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, the Company is required to mail to the respective Noteholders a notice briefly describing such amendment. However, the failure to give such notice to all Noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees and Stockholders

No affiliate, director, officer, employee, incorporator or holder of any equity interests in the Company or any direct or indirect parent corporation of the Company, as such, will have any liability for any obligations of the Company under the Notes or the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a noteholder to pay any taxes required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption or to transfer or exchange any such Note for a period of 15 days prior to a selection of such Notes to be redeemed. The Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) if redeemable at the option of the Company, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) the Company has paid all other sums payable under the Indenture; and

(3) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Defeasance

The Company at any time may terminate all its obligations under the Notes and its obligations under the Indenture with respect to the holders of the Notes (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace Notes that have been mutilated, destroyed, lost or stolen and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under the covenants described under “—Change of Control,” “—Repurchase Offer upon Certain Equity Issuances,” “—Mandatory Redemption; Offers to Purchase; Open Market Purchases” and “—Certain Covenants” for the benefit of the Notes, the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision, and the change of control default provision described under “—Defaults” and certain provisions of the covenant described under “—Merger, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”) for the benefit of the Notes. If the Company exercises its legal defeasance option or its covenant defeasance option, each Guarantor, if any, will be released from all of its obligations with respect to its Guarantee.

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (6), (7) with respect only to Significant Subsidiaries or (8) with respect only to Significant Subsidiaries under “—Defaults” or because of the failure of the Company to comply with clause (4) under “—Merger, Consolidation or Sale of All or Substantially All Assets.”

In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or Government Obligations for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable Federal income tax law). Notwithstanding the foregoing, the Opinion of Counsel required with respect to a legal defeasance need not be delivered if all the Notes not theretofore delivered to the Trustee for cancellation have become due and payable.

Concerning the Trustee

Wells Fargo Bank, N.A. is the Trustee under the Indenture and has been appointed by the Company as Registrar and a Paying Agent with regard to the Notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default with respect to any Notes occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

Governing Law

The Indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“2006 Notes” means the $150,000,000 aggregate principal amount at maturity of the Company’s Senior Floating Rate Toggle Notes due 2012 issued under an indenture dated as of December 22, 2006 between the Company and Wells Fargo Bank, N.A., as Trustee.

“2006 Recapitalization” means, collectively, (a) the declaration and/or payment of a dividend or distribution (including by way of any purchase, redemption, repurchase, or other acquisition of Capital Stock of the Company) by the Company to holders of its Capital Stock with the net proceeds from the offering of the 2006 Notes and related transactions, in each case as described in or contemplated by the Offering Memorandum, (b) the entry into the indenture governing the 2006 Notes, and the offer, issuance and sale of the 2006 Notes, and (c) all other transactions relating to any of the foregoing (including payment of fees and expenses related to any of the foregoing).

“2007 Recapitalization” means (a) the redemption of the 2006 Notes with the net proceeds of the offering of the Notes as described in or contemplated by the Offering Memorandum, (b) the declaration and/or payment of a dividend or distribution (including by way of any purchase, redemption, repurchase, or other acquisition of Capital Stock of the Company) by the Company to holders of its Capital Stock with the net proceeds from the offering of the Notes and related transactions, in each case as described in or contemplated by the Offering Memorandum, (c) the making of a cash payment (partially in lieu of the dividend or distribution referred to in clause (b) above) to the Company’s stock option holders, which include certain members of the Company’s management, as described in or contemplated in the Offering Memorandum, (d) the entry into the Indenture, and the offer, issuance and sale of the Notes, and (e) all other transactions relating to any of the foregoing (including payment of fees and expenses related to any of the foregoing).

“ABL Collateral” means the assets and properties now owned or at any time hereafter acquired by Metals USA or any Subsidiary of Metals USA that is a guarantor of the Metals USA Notes that secures the ABL Facility.

“ABL Facility” means the credit agreement among Flag Intermediate, Metals USA, certain Subsidiaries of Metals USA, the financial institutions named therein, Credit Suisse, as Administrative Agent, and Bank of America, N.A., as Collateral Agent, dated as of the Reference Date, as amended, extended, renewed, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original agents, lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture or multiple agreements and indentures extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof and adding Restricted Subsidiaries as additional borrowers, issuers or guarantors thereunder.

“Acquired Indebtedness” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person, in each case, other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by such Person, or such asset was acquired by such Person, as applicable.

“Additional Notes” has the meaning given to such term under the heading “—Principal, Maturity and Interest.”

“Adjusted EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1) Consolidated Taxes; plus

(2) Consolidated Interest Expense; provided, however, such amount will be included in Adjusted EBITDA notwithstanding that such amount was not deducted in calculating Consolidated Net Income; plus

(3) Consolidated Non-cash Charges; plus

(4) the amount of management, monitoring, consulting and advisory fees and related expenses paid to the Sponsor or its predecessor (or any accruals relating to such fees and related expenses) during such period; provided, however, that such amount shall not exceed in any four-quarter period commencing after September 30, 2005 the amount determined in accordance with clause (3) of the covenant described under “—Certain Covenants—Transactions with Affiliates”;

(5) facility closure and severance costs and charges; plus

(6) impairment charges, including the write-down of Investments; plus

(7) non-operating expenses; plus

(8) restructuring expenses and charges; less, without duplication;

(9) non-cash items increasing Consolidated Net Income for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period, including the amortization of employee benefit plan prior service costs); minus

(10) non-operating income.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of assets (including by way of a Sale/Leaseback Transaction) of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business (each referred to in this definition as a “disposition”) or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary (other than to the Company or another Restricted Subsidiary of the Company other than directors’ or other legally required qualifying shares) (whether in a single transaction or a series of related transactions), in each case other than:

(a) a disposition of Cash Equivalents or Investment Grade Securities;

(b) disposition of obsolete, damaged or worn out equipment or other property or other disposals of equipment or other property in connection with reinvestment in or replacement of equipment or other property, in each case, in the ordinary course of business;

(c) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to paragraph (a) of the provisions described above under “—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(d) any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments”;

(e) any disposition of assets of the Company or any Restricted Subsidiary or issuance or sale of Equity Interests of any Restricted Subsidiary, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value of less than $4.5 million; provided, however, that the aggregate Fair Market Value of all dispositions made pursuant to this clause (e) shall not exceed $16.0 million;

(f) any disposition of assets of the Company or any Restricted Subsidiary having an aggregate Fair Market Value of less than $750,000;

(g) any disposition of assets to the Company or any Restricted Subsidiary of the Company, including by way of merger;

(h) any exchange of assets for assets related to a Similar Business to the extent of comparable or better market value, as determined in good faith by the Company, which in the event of an exchange of assets with a Fair Market Value in excess of (1) $3.5 million shall be evidenced by an Officers’ Certificate, and (2) $10.0 million shall be set forth in a resolution approved in good faith by at least a majority of the Board of Directors of the Company;

(i) any disposition of assets received by the Company or any of its Restricted Subsidiaries upon the foreclosure on a Lien;

(j) any disposition of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(k) any disposition of ABL Collateral;

(l) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(m) any disposition of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” to a Receivables Subsidiary in a Qualified Receivables Financing or in factoring or similar transactions;

(n) a transfer of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing;

(o) any agreement or arrangement involving, relating to or otherwise facilitating, (i) requirements contracts, (ii) tolling arrangements, (iii) the reservation or presale of production capacity of the Company or any of its Restricted Subsidiaries by one or more third parties;

(p) sales or grants of licenses or sublicenses to use the Company’s or any of its Restricted Subsidiaries, trademarks, patents, trade secrets, know-how or other intellectual property and technology to the extent that such sale, license or sublicense does not prohibit the licensor from using such trademark, patent, trade secret, know-how, technology or other intellectual property;

(q) any Sale/Leaseback Transaction pursuant to which the Company or any Restricted Subsidiaries receives with respect to such transaction aggregate consideration of less than $10.0 million; and

(r) any other disposition of property or assets owned by the Company or any of its Restricted Subsidiaries; provided, however, that the aggregate Fair Market Value of all property and assets disposed of pursuant to this clause (r) shall be less than $16.5 million.

For purposes of this definition of “Asset Sale,” a transaction that would otherwise be an Asset Sale need not be excluded pursuant solely to one clause above and may be divided among the clauses above as well as excluded in part pursuant to one or more of such clauses and treated in part as an Asset Sale under “—Certain Covenants—Asset Sales.”

“Asset Sale Cash Equivalents” means, in connection with an Asset Sale by the Company or any of its Restricted Subsidiaries:

(a) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of the Company or any Restricted Subsidiary of the Company (other than liabilities that are by their terms subordinated to the Notes, the Metals USA Notes or guarantees thereof, as the case may be) that are assumed by the transferee of any assets pursuant to an Asset Sale;

(b) any notes or other obligations or other securities or assets received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received); and

(c) any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of 3.0% of Total Assets and $20.0 million at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

“Asset Sale Investment” means an investment in any one or more businesses, assets or capital expenditures, in each case used or useful in a Similar Business; provided, however, that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Company or, if such Person is a Restricted Subsidiary of the Company, in an increase in the percentage ownership of such Person by the Company or any Restricted Subsidiary of the Company.

“Board of Directors” means as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital of the Company described in the definition of “Contribution Indebtedness.”

“Cash Equivalents” means:

(1) U.S. dollars, pounds sterling, euros, or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the government of, or any agency or instrumentality thereof, the United States of America, Australia, Great Britain, Canada, the Netherlands or any other member state of the European Union, in each case with maturities not exceeding two years after the date of acquisition;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year and overnight bank deposits and demand deposits (in their respective local currencies), in each case with any commercial bank having capital and surplus in excess of $500.0 million or the foreign currency equivalent thereof and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or, in the case of an obligor domiciled outside of the United States, reasonably equivalent ratings of another internationally recognized credit rating agency);

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper issued by a corporation (other than an Affiliate of the Company) rated at least “A-1” or the equivalent thereof by Moody’s or S&P (or, in the case of an obligor domiciled outside of the United States, reasonably equivalent ratings of another internationally recognized credit rating agency) and in each case maturing within one year after the date of acquisition;

(6) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P in each case with maturities not exceeding two years from the date of acquisition;

(7) Indebtedness issued by Persons (other than the Sponsor or any of their Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s (or, in the case of an obligor domiciled outside of the United States, reasonably equivalent ratings of another internationally recognized credit rating agency) in each case with maturities not exceeding two years from the date of acquisition; and

(8) investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above.

“Cash Interest” has the meaning set forth in “—Principal, Maturity and Interest.”

“Code” means the Internal Revenue Code of 1986, as amended.

“consolidated” means, with respect to any Person, such Person consolidated with its Restricted Subsidiaries and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary shall be accounted for as an Investment.

“Consolidated Interest Expense” means, with respect to any Person (the “Specified Person”) for any period, the sum, without duplication, of:

(1) consolidated interest expense of the Specified Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding amortization of deferred financing fees, expensing of any bridge or other financing fees, the amortization or write-off of deferred financing fees in connection with the Recapitalizations and the amortization of original issue discount and the payment of non-cash interest relating to the 2006 Notes and the Notes);

(2) consolidated capitalized interest of the Specified Person and its Restricted Subsidiaries for such period, whether paid or accrued;

(3) commissions, discounts, yield and other fees and charges Incurred for such period in connection with any Receivables Financing of the Specified Person or any of its Restricted Subsidiaries which are payable to Persons other than the Company and its Restricted Subsidiaries;

(4) dividends accrued for such period in respect of all Disqualified Stock of the Specified Person and any of its Restricted Subsidiaries and all Preferred Stock (including Designated Preferred Stock) of any such Restricted Subsidiaries, in each case held by Persons other than the Company or a Wholly Owned Subsidiary (in each such case other than (x) dividends payable solely in Capital Stock (other than Disqualified Stock) of the Company and (y) dividends that are payable only at such time as there are no Notes outstanding); and

(5) interest accruing for such period on any Indebtedness of any other Person to the extent such Indebtedness is guaranteed by (or secured by the assets of) the Specified Person or any of its Restricted Subsidiaries;

less

(6) interest income of the Specified Person and its Restricted Subsidiaries for such period.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1) any net after-tax extraordinary or nonrecurring gains, losses, income, expenses or charges, including any severance expenses and fees, expenses or charges related to any offering of Equity Interests, Permitted Investment, acquisition or Indebtedness permitted to be Incurred by the Indenture (in each case, whether or not successful), including any such fees, expenses, charges or change in control payments related to the Transactions, in each case, shall be excluded; provided, however, that with respect to each nonrecurring item, the Company shall have delivered to the Trustee an Officers’ Certificate specifying and quantifying such item and stating that such item is a nonrecurring item;

(2) any increase in amortization or depreciation or any one-time non-cash charges (such as purchased in-process research and development or capitalized manufacturing profit in inventory) resulting from purchase accounting in connection with the Transactions or any acquisition that is consummated after the Reference Date shall be excluded;

(3) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4) any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5) any net after-tax gains or losses, or any subsequent charges or expenses, attributable to business dispositions or asset dispositions having occurred at any time other than in the ordinary course of business (as determined in good faith by the Board of Directors of the Company) shall be excluded;

(6) any net after-tax gains or losses attributable to the early extinguishment of Indebtedness shall be excluded;

(7) the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8) solely for the purpose of determining the amount available for Restricted Payments under clause (a)(iii)(1) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary of the specified Person, in each case, shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived or, in the case of Metals USA, are permitted by the covenant described under “—Certain Covenants—Dividend and Other Payment Restrictions Affecting Subsidiaries”; provided, however, that the net loss of any such Restricted Subsidiary for such period shall be included;

(9) an amount equal to the amount of Tax Distributions actually made by such Person to the holders of Capital Stock of such Person or any parent company of such Person in respect of such period in accordance with clause (b)(12) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” shall be included, to the extent not otherwise deducted, as though such amounts had been paid as income taxes directly by such Person for such period;

(10) any non-cash impairment charges or asset write-off or write-down resulting from the application of Statement of Financial Accounting Standards No. 142 or Statement of Financial Accounting Standards No. 144, and the amortization of intangibles arising pursuant to Statement of Financial Accounting Standards No. 141, shall be excluded;

(11) any non-cash expense realized or resulting from any employee benefit plans or post-employment benefit plans or any deferred stock compensation plan or grants of stock appreciation or similar rights, stock options, restricted stock or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries shall be excluded;

(12) solely for purposes of calculating Adjusted EBITDA, (a) the Net Income of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any non-wholly-owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties and (b) any ordinary course dividend, distribution or other payment paid in cash and received from any Person in excess of amounts included in clause (7) above shall be included;

(13) non-cash gains, losses, income and expenses resulting from fair value accounting required by Statement of Financial Accounting Standards No. 133 shall be excluded;

(14) accruals and reserves that are established within twelve months after the Reference Date and that are so required to be established in accordance with GAAP shall be excluded;

(15) non-cash charges for deferred tax asset valuation allowances shall be excluded; and

(16) solely for the purpose of determining the amount available for Restricted Payments under clause (a)(iii)(1) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments,” the amortization of original issue discount and the payment of non-cash interest relating to the Notes shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries of the Company or a Restricted Subsidiary of the Company to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (iii)(4) and (5) of paragraph (a) thereof.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses or other non-cash items of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person for such period on a consolidated basis and otherwise determined in accordance with GAAP, but excluding any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period.

“Consolidated Taxes” means provision for taxes based on income, profits or capital, including state, franchise and similar taxes and any Tax Distributions taken into account in calculating Consolidated Net Income.

“Consolidated Total Debt Ratio” means, as of any date of determination, the ratio of (a) the Consolidated Total Indebtedness of Metals USA and its Restricted Subsidiaries on the date of determination to (b) the aggregate amount of Adjusted EBITDA of Metals USA for the then most recent four fiscal quarters for which internal financial statements of Metals USA and its Restricted Subsidiaries are available, in each case with such pro forma adjustments to Consolidated Total Indebtedness of Metals USA and Adjusted EBITDA of Metals USA as are consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to the sum of (1) the aggregate principal amount of all outstanding Indebtedness of Metals USA and its Restricted Subsidiaries (excluding Hedging Obligations and any undrawn letters of credit issued in the ordinary course of business) and (2) the aggregate amount of all outstanding Disqualified Stock of Metals USA and its Restricted Subsidiaries and all Preferred Stock of Restricted Subsidiaries of Metals USA, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences, in each case determined on a consolidated basis in accordance with GAAP.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligation”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation; or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contribution Indebtedness” means:

(i) Indebtedness of the Company in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of the Company (including by the purchase of Equity Interests to the extent such proceeds of the purchase of Equity Interests are excluded from the calculation under clause (a)(iii) of the covenant “—Certain Covenants—Limitation on Restricted Payments”) by any stockholder of the Company (other than a Restricted Subsidiary) after the Reference Date; provided, however, that:

(1) if the aggregate principal amount of such Contribution Indebtedness is greater than one times such cash contributions to the capital of the Company the amount in excess shall be Indebtedness (other than Secured Indebtedness) with a Stated Maturity later than the Stated Maturity of any Note then outstanding,

(2) such Contribution Indebtedness (a) is Incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the Incurrence date thereof; and

(3) such cash contribution is not and has not been included in the calculation of permitted Restricted Payments under the covenant described in “—Certain Covenants—Limitation on Restricted Payments”; and

(ii) Indebtedness of Metals USA or any of its Restricted Subsidiaries so long as (a) such Indebtedness is permitted to be Incurred as “Contribution Indebtedness” under the Metals USA Indenture and (b) the Company would be able to Incur such Indebtedness as Contribution Indebtedness under clause (i) if such Indebtedness had been Incurred by the Company.

“Credit Agreement” means (i) the ABL Facility or (ii) whether or not the ABL Facility is outstanding, if designated by the Company or Metals USA to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments), or (C) instruments or agreements evidencing any other Indebtedness in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate.

“Designated Preferred Stock” means Preferred Stock of the Company or any direct or indirect parent company of the Company, as applicable (other than Disqualified Stock), that is issued for cash (other than to the Company or any of its Subsidiaries or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (a)(iii) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided, however, that the relevant asset sale or change of control provisions, taken as a whole, are no more favorable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the Notes and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the Notes (including the purchase of any Notes tendered pursuant thereto)),

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person, or

(3) is redeemable at the option of the holder thereof, in whole or in part,

in each case prior to 91 days after the last maturity date of the Notes;

provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided further, however, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Domestic Subsidiary” means a Restricted Subsidiary that is not a Foreign Subsidiary.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the net cash proceeds received by the Company after the Reference Date from:

(1) contributions to its common equity capital, and

(2) the sale (other than to a Subsidiary of the Company or pursuant to any Company or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate, the cash proceeds of which are excluded from the calculation set forth in clause (a)(iii) of “—Certain Covenants—Limitation on Restricted Payments.”

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Except as expressly provided to the contrary, the Fair Market Value of assets or property other than cash shall be determined in good faith by the Company and (1) in the event of any asset or property with a Fair Market Value in excess of $4.0 million, shall be set forth in an Officers’ Certificate or (2) in the event of any asset or property with a Fair Market Value in excess of $12.0 million, shall be set forth in a resolution approved by at least a majority of the Board of Directors of the Company.

“Fixed Charge Coverage Ratio” means, with respect to any specified Person for any period, the ratio of Adjusted EBITDA of such Person for such period to the Consolidated Interest Expense of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries Incurs or redeems any Indebtedness (other than in the case of revolving credit borrowings or revolving advances under any Qualified Receivables Financing, in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness, or such issuance or redemption of Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions or dispositions of operating units of a business, mergers, consolidations, discontinued operations (as determined in accordance with GAAP), and business realignment projects and initiatives, restructurings and reorganizations (each a “pro forma event”) that the specified Person or any of its Restricted Subsidiaries has both determined to make and made after the Reference Date and during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions or dispositions of an operating unit of a business, mergers, consolidations, discontinued operations and business realignment projects and initiatives, restructurings and reorganizations (and the change of any associated fixed charge obligations, consolidated interest expense and the change in Adjusted EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If, since the beginning of such period any Person that subsequently became a Restricted Subsidiary of the specified Person or was merged with or into the specified Person or any Restricted Subsidiary of the specified Person since the beginning of such period shall have made any Investment, acquisition or disposition of an operating unit of a business, merger, consolidation, discontinued operation or business realignment project or initiative, restructuring or reorganization, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, consolidation, business realignment project or initiative, restructuring, or reorganization had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the specified Person. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the specified Person as set forth in an Officers’ Certificate, to reflect (i) operating expense reductions, other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Transactions and the Recapitalization) and (ii) all adjustments used in connection with the calculation of “Adjusted EBITDA” as set forth in footnote (d) to the “Offering memorandum summary—Summary historical consolidated and pro forma condensed consolidated financial data” in the Offering Memorandum to the extent such adjustments, without duplication, continue to be applicable to such four quarter period.

“Flag Intermediate” means Flag Intermediate Holdings Corporation, a Delaware corporation, and its successors.

“Flow Through Entity” means an entity that is treated as a partnership not taxable as a corporation, an S-corporation or a disregarded entity for U.S. federal income tax purposes or subject to treatment on a comparable basis for purposes of state, local or foreign tax law.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board and (iii) in such other statements by such other entity as have been approved by a significant segment of the accounting profession, in each case which are in effect on the Reference Date.

“Government Obligations” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means any guarantee, if any, of the obligations of the Company under the Indenture and the Notes by any Person in accordance with the provisions of the Indenture.

“Guarantor” means any Person that Incurs a Guarantee with respect to the Notes; provided, however, that upon the release or discharge of such Person from its Guarantee in accordance with the Indenture, such Person ceases to be a Guarantor.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates, interest rates or commodity prices.

“holder,” “Holder,” “noteholder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

(1) the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a trade payable or similar obligation to a trade creditor due within six months from the date on which it is Incurred (provided that in each case such trade payable or similar Obligation to a trade creditor is Incurred in the ordinary course of business), which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(3) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person; and

(4) to the extent not otherwise included, with respect to the Company and its Restricted Subsidiaries, the amount then outstanding (including amounts advanced, and received by, and available for use by, the Company or any of its Restricted Subsidiaries) under any Receivables Financing (as set forth in the books and records of the Company or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing); provided, however, that Contingent Obligations incurred in the ordinary course of business shall be deemed not to constitute Indebtedness.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Similar Business, in each case of nationally recognized standing that is, in the good faith determination of the Company, qualified to perform the task for which it has been engaged.

“Industrial Revenue Bonds” means Metals USA’s obligations in connection with certain outstanding Industrial Revenue Bonds payable on May 1, 2016.

“Initial Purchaser” means UBS Investment Bank.

“Intercreditor Agreement” means the Lien Subordination and Intercreditor Agreement dated as of the Reference Date among the bank collateral agent party thereto, the trustee party thereto, the notes collateral agent party thereto, Metals USA and each guarantor party thereto, as it may be amended from time to time in accordance with the Metals USA Indenture.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents) and in each case with maturities not exceeding two years from the date of acquisition,

(2) investments in any fund that invests exclusively in investments of the type described in clause (1) which fund may also hold immaterial amounts of cash pending investment or distribution, and

(3) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(A) the Company’s “Investment” in such Subsidiary at the time of such redesignation; less

(B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

“Issue Date” means July 10, 2007, the date on which the old notes were originally issued.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any other agreement to give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided, however, that in no event shall an operating lease or an agreement to sell other than as described above be deemed to constitute a Lien.

“Management Group” means all of the individuals consisting of the directors, executive officers and other management personnel of the Company, Metals USA or any direct or indirect parent company of the Company or Metals USA, as the case may be, on the Issue Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of the Company, Metals USA or any direct or indirect parent company of the Company or Metals USA, as the case may be, as applicable, was approved by (x) a vote of a majority of the directors of the Company, Metals USA or any direct or indirect parent of the Company or Metals USA as applicable, then still in office who were either directors on the Issue Date or whose election or nomination was previously approved as described in this definition or (y) the Permitted Holders and (2) executive officers and other management personnel of the Company, Metals USA or any direct or indirect parent company of the Company or Metals USA, as the case may be, as applicable, hired at a time when the directors on the Issue Date together with the directors so approved constituted a majority of the directors of the Company, Metals USA or any direct or indirect parent company of the Company or Metals USA, as the case may be, as applicable.

“Merger Agreement” means the Agreement and Plan of Merger, dated May 18, 2005, among the Company, Flag Acquisition Corporation and Metals USA, as amended up to and including the Reference Date.

“Metals USA Indenture” means the indenture, dated as of the Reference Date, among Metals USA, as successor to Flag Acquisition Corporation, Flag Intermediate, the subsidiary guarantors party thereto and Wells Fargo Bank, N.A., as trustee.

“Metals USA Notes” means the 11 1/8% Senior Secured Notes Due 2015 of Metals USA.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring Person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof, amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required to be paid as a result of such transaction (including to obtain any required consent therefor), and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction. In the case of any Asset Sale that involves the sale of any Capital Stock of any Restricted Subsidiary that owns assets that constitute ABL Collateral, the Net Proceeds of such Asset Sale attributable to such Capital Stock shall also be net of the Fair Market Value of the assets of such Restricted Subsidiary constituting ABL Collateral.

“Note” or “Notes” means the Senior Floating Rate Toggle Notes due 2012.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided, however, that Obligations with respect to the Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the Notes.

“Off-Balance Sheet Financing Amount” means, at any date, with respect to any Qualified Receivables Financing, the face or notional amount of any interest in assets of the type described in the definition of the term Qualified Receivables Financing transferred to a Receivables Subsidiary in connection with such Qualified Receivables Financing by or on behalf of the Company or any of its Subsidiaries.

“Offering Memorandum” means the Offering Memorandum dated June 29, 2007, with respect to the old notes.

“Officer” means the Chairman of the Board, Chief Executive Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company.

“Officers’ Certificate” means a certificate signed on behalf of the Company by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Pari Passu Indebtedness” means the Notes and any Indebtedness which ranks pari passu in right of payment to the Notes.

“Permitted Holders” means, at any time, each of (i) the Sponsor and (ii) the Management Group. Any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in the Company or any Restricted Subsidiary of the Company;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person that is primarily engaged, directly or indirectly, in a Similar Business if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “—Certain Covenants—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Issue Date;

(6) advances to employees not in excess of $10.0 million outstanding at any one time in the aggregate;

(7) any Investment acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable or claims held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8) Hedging Obligations permitted under clause (j) of the “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant;

(9) any Investment by the Company or any of its Restricted Subsidiaries in a Similar Business (other than an Investment in an Unrestricted Subsidiary) having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9), not to exceed $45.0 million (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Company after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10) additional Investments by the Company or any of its Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10), not to exceed the greater of (a) $55.0 million and (b) 7.5% of Total Assets of the Company at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(11) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business;

(12) Investments the payment for which consists of Equity Interests (other than Disqualified Stock) of the Company or any direct or indirect parent company of the Company, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (a)(iii) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments”;

(13) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (6), (7) and (11) of such paragraph);

(14) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) guarantees issued in accordance with the covenants described under “—Certain Covenants Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Future Guarantors”;

(16) any Investment by Restricted Subsidiaries of the Company in other Restricted Subsidiaries of the Company and Investments by Subsidiaries that are not Restricted Subsidiaries in other Subsidiaries that are not Restricted Subsidiaries of the Company;

(17) Investments consisting of purchases and acquisitions of real estate, inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(18) any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness; provided, however, that any Investment in a Receivables Subsidiary is in the form of a Purchase Money Note, contribution of additional receivables or an equity interest; and

(19) Investments resulting from the receipt of non-cash consideration in an Asset Sale received in compliance with the covenant described under “—Certain Covenants—Asset Sales.”

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit (or deposits to secure letters of credit or surety bonds for the same purpose) issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness (including Capitalized Lease Obligations) Incurred to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or Capital Stock of any Person owning such assets, where such Person has no other material assets) of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto and except for customary cross collateral arrangements with respect to property or equipment financed by the same financing source pursuant to the same financing scheme), and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the latest of the (i) acquisition of the property subject to the Lien, (ii) completion of construction, repair, improvement or addition of the property subject to the Lien and (iii) commencement of full operation of the property subject to the Lien;

(7) Liens securing Indebtedness of a Foreign Subsidiary Incurred pursuant to the first paragraph of, or clause (a), (l) or (t) (or (m) to the extent it guarantees any such Indebtedness) of the second paragraph of, the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided, however, that such Liens do not extend to the property or assets of the Company or any Domestic Subsidiary (other than a Domestic Subsidiary that is wholly owned by one or more Foreign Subsidiaries created to enhance the worldwide tax efficiency of the Company and its Subsidiaries);

(8) Liens existing on the Issue Date;

(9) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary of the Company;

(10) Liens on property at the time the Company or a Restricted Subsidiary of the Company acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary of the Company; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by the Company or any Restricted Subsidiary of the Company;

(11) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or a Restricted Subsidiary of the Company permitted to be Incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(12) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(13) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(14) licenses, sublicenses, leases and subleases which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(15) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(16) Liens in favor of the Company or Liens on assets of a Restricted Subsidiary of the Company in favor solely of another Restricted Subsidiary of the Company;

(17) Liens on equipment of the Company or any Restricted Subsidiary granted in the ordinary course of business to the Company’s or such Restricted Subsidiary’s client at which such equipment is located;

(18) Liens on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing;

(19) Liens to secure any refinancing, refunding, extension or renewal (or successive refinancings, refundings, extensions or renewals) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8), (9) and (10); provided, however, that (x) such new Lien shall be limited to all or part of the same property (including any after acquired property to the extent it would have been subject to the original Lien) that was subject to the original Lien (plus improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8), (9) and (10) at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension or renewal;

(20) judgment Liens not giving rise to an Event of Default, so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(21) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with importation of goods;

(22) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(23) Liens securing insurance premium financing arrangements; provided, however, that such Lien is limited to the applicable insurance carriers;

(24) Liens incurred to secure cash management services in the ordinary course of business;

(25) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $10.0 million at any one time outstanding;

(26) Liens securing Indebtedness and other Obligations under the Credit Agreement; and

(27) Liens securing Indebtedness incurred under clause (v) of the second paragraph of the covenant described above under the caption “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” provided that such Liens do not extend to or cover any of the cash or Cash Equivalents that have been deposited with the Trustee pursuant to “Defeasance.”

“Person” means any individual, sole proprietorship, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“PIK Interest” has the meaning set forth in “—Principal, Maturity and Interest.”

“PIK Notes” has the meaning set forth in “—Principal, Maturity and Interest.”

“PIK Payment” has the meaning set forth in “—Principal, Maturity and Interest.”

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

“Presumed Tax Rate” means the highest effective marginal statutory combined U.S. federal, state and local income tax rate prescribed for an individual residing in New York City (taking into account (i) the deductibility of state and local income taxes for U.S. federal income tax purposes, assuming the limitation of Section 68(a)(2) of the Code applies and taking into account any impact of Section 68(f) of the Code, and (ii) the character (long-term or short-term capital gain, dividend income or other ordinary income) of the applicable income), or, as applicable, for a corporation.

“Purchase Money Note” means a promissory note of a Receivables Subsidiary evidencing a line of credit, which may be irrevocable, from the Company or any Subsidiary of the Company to a Receivables Subsidiary in connection with a Qualified Receivables Financing, which note is intended to finance that portion of the purchase price that is not paid by cash or a contribution of equity.

“Qualified Equity Issuance” means any public offering, sale or issuance of common stock of the Company pursuant to an effective registration statement under the Securities Act, the aggregate Qualified Equity Issuance Net Proceeds of which received by the Company after the Issue Date exceed $25,000,000, other than offerings with respect to public offerings of common stock of the Company registered on Form S-4 or Form S-8.

“Qualified Equity Issuance Net Proceeds” means the aggregate cash proceeds received by the Company in respect of any Qualified Equity Issuance, net of the direct costs relating to such Qualified Equity Issuance (including legal, accounting and investment banking fees, and brokerage and sales commissions), and any taxes paid or payable as a result thereof.

“Qualified Receivables Financing” means any Receivables Financing of a Receivables Subsidiary that meets the following conditions:

(1) the Board of Directors of the Company shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Company and the Receivables Subsidiary,

(2) all sales of accounts receivable and related assets to the Receivables Subsidiary are made at Fair Market Value (as determined in good faith by the Company), and

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Company) and may include Standard Securitization Undertakings.

“Recapitalizations” means the 2006 Recapitalization and the 2007 Recapitalization.

“Receivables Financing” means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by the Company or any of its Subsidiaries), and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by the Company or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Restricted Subsidiary of Metals USA (or another Person formed for the purposes of engaging in a Qualified Receivables Financing with Metals USA in which Metals USA or any Subsidiary of Metals USA makes an Investment and to which Metals USA or any Subsidiary of Metals USA transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of Metals USA and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of Metals USA (as provided below) as a Receivables Subsidiary and:

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by Metals USA or any other Subsidiary of Metals USA (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates Metals USA or any other Subsidiary of Metals USA in any way other than pursuant to Standard Securitization Undertakings, or (iii) subjects any property or asset of Metals USA or any other Subsidiary of Metals USA, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings,

(b) with which neither Metals USA nor any other Subsidiary of Metals USA has any material contract, agreement, arrangement or understanding other than on terms which Metals USA reasonably believes to be no less favorable to Metals USA or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of Metals USA, and

(c) to which neither Metals USA nor any other Subsidiary of Metals USA has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of Metals USA shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of Metals USA giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Reference Date” means November 30, 2005.

“Registration Rights Agreement” means the Registration Rights Agreement dated the Issue Date, among the Company and the Initial Purchaser.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this “Description of the notes” and the Indenture, all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Company.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person, other than leases between the Company and a Restricted Subsidiary of the Company or between Restricted Subsidiaries of the Company.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Documents” means the security agreements, pledge agreements, mortgages, collateral assignments and related agreements, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time, creating the security interests contemplated by the Metals USA Indenture.

“Senior Credit Documents” means the collective reference to any Credit Agreement, the notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Similar Business” means a business, the majority of whose revenues are derived from activities of the Company and its Subsidiaries as of the Issue Date or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

“Sponsor” means Apollo Management V, L.P., one or more investment funds controlled by Apollo Management V, L.P. and any of their respective Affiliates.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by Metals USA or any Subsidiary of Metals USA which Metals USA has determined in good faith to be customary in a Receivables Financing including those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Indebtedness” means any Indebtedness which is by its terms subordinated in right of payment to the Notes.

“Subsidiary” means, with respect to any Person (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Tax Distributions” means any dividends and distributions described in clause (b)(12) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Section 77aaa-77bbbb) as in effect on the date of the Indenture.

“Total Assets” means, with respect to any Person, the total consolidated assets of such Person and its Restricted Subsidiaries, as shown on the most recent balance sheet of such Person.

“Transactions” means the “Transactions” as defined in the offering circular dated November 21, 2005, with respect to the Metals USA Notes.

“Trust Officer” means:

(1) any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject, and

(2) who shall have direct responsibility for the administration of the Indenture.

“Trustee” means the respective party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Uniform Commercial Code” means the New York Uniform Commercial Code as in effect from time to time.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries; provided further, however, that either:

(a) the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x)(1) if the Unrestricted Subsidiary will be a Subsidiary of the Company or any of its Restricted Subsidiaries (but not a Subsidiary of Metals USA or any of its Restricted Subsidiaries), the Company and its Restricted Subsidiaries (other than Metals USA and its Restricted Subsidiaries) could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under clause (i) of the first sentence under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for the Company would be greater than such ratio immediately prior to such designation, in each case on a pro forma basis taking into account such designation,

(y) if the Unrestricted Subsidiary will be a Subsidiary of Metals USA or any of its Restricted Subsidiaries, (1) Metals USA and its Restricted Subsidiaries could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under clause (ii) of the first sentence under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for Metals USA would be greater than such ratio immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(z) no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ or other qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

The following is a summary of material U.S. federal income tax consequences of the exchange of old notes for exchange notes pursuant to this exchange offer, but does not address any other aspects of U.S. federal income tax consequences to holders of old notes or exchange notes. This summary is based upon the Code, the Treasury Regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. This summary is not binding on the Service or on the courts, and no ruling will be sought from the Service with respect to the statements made and the conclusions reached in this summary. There can be no assurance that the Service will agree with such statements and conclusions.

This summary is limited to the U.S. federal income tax consequences of those persons who are the original beneficial owner of the notes, who exchange old notes for exchange notes in this exchange offer and who hold the old notes as capital assets within the meaning of Section 1221 of the Code, which we refer to in this prospectus as “Holders.” This summary does not address specific tax consequences that may be relevant to particular persons, including banks, financial institutions, broker-dealers, insurance companies, real estate investment trusts, regulated investment companies, partnerships or other pass-through entities, expatriates, tax-exempt organizations and persons that have a functional currency other than the U.S. dollar or persons in special situations, such as those who have elected to mark securities to market or those who hold the notes as part of a straddle, hedge, conversion transaction or other integrated investment. In addition, this summary does not address U.S. federal alternative minimum tax consequences, estate and gift tax consequences, consequences under the tax laws of any state, local or foreign jurisdiction, or consequences under any U.S. federal tax laws other than income tax law.

If a partnership or other entity taxable as a partnership holds notes, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax advisor regarding the tax consequences of the exchange of old notes for exchange notes pursuant to this exchange offer.

This summary is for general information only. Persons considering the exchange of old notes for exchange notes are urged to consult their own tax advisors concerning the U.S. federal income tax consequences to them of exchanging the notes, as well as the application of state, local and foreign tax laws and U.S. federal tax laws other than income tax law.

Exchange of an Old Note for an Exchange Note Pursuant to this Exchange Offer

The exchange of the old notes for the exchange notes in the exchange offer described herein will not constitute a significant modification of the terms of the old notes and thus will not constitute a taxable exchange for U.S. federal income tax purposes. Rather, the exchange notes will be treated as a continuation of the old notes. Consequently, a Holder will not recognize gain or loss upon receipt of the exchange notes in the exchange offer, the Holder’s basis in the exchange notes will be the same as its basis in the old notes immediately before the exchange, and the Holder’s holding period in the exchange notes will include its holding period in the old notes.

PLAN OF DISTRIBUTION

Until 90 days after the date of this prospectus, all dealers effecting transactions in the exchange notes, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes only where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days from the date on which the exchange offer is consummated, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchanges notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Furthermore, any broker-dealer that acquired any of its outstanding notes directly from us:

•

may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

For a period of 180 days from the date on which the exchange offer is consummated, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any broker-dealers and will indemnify the holders of the exchange notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

INTERNAL CONTROL OVER FINANCIAL REPORTING

As of December 31, 2006, we were not required to comply with SEC rules and regulations requiring management to file an internal control report with its annual report. Accordingly we did not conduct a formal evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006.

LEGAL MATTERS

Akin Gump Strauss Hauer & Feld LLP will pass upon for us the validity of the exchange notes offered hereby.

EXPERTS

The consolidated balance sheets of Metals USA Holdings Corp. and subsidiaries, which we refer to in this prospectus as the Successor Company, as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders’ equity and cash flows for the period from May 9, 2005 (date of inception) to December 31, 2005 and the consolidated statements of operations, stockholders’ equity and cash flows of Metals USA, Inc. and subsidiaries (the “Predecessor Company”) for the period from January 1, 2005 to November 30, 2005, and the year ended December 31, 2004 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, which reports express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph referring to the Successor Company’s acquisition of the Predecessor Company on December 1, 2005, in a transaction accounted for in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2006 and 2005	F-3

Consolidated Statements of Operations—For the Year Ended December 31, 2006, and the period from May 9, 2005 (date of inception) to December 31, 2005 (“Successor Company”) and the period January 1, 2005 to November 30, 2005 and the year ended December 31, 2004 (“Predecessor Company”)

F-4

Consolidated Statements of Stockholders’ Equity—For the Year Ended December 31, 2006, and the period from May 9, 2005 (date of inception) to December 31, 2005 (“Successor Company”) and the period January 1, 2005 to November 30, 2005 and the year ended December 31, 2004 (“Predecessor Company”)

F-5

Consolidated Statements of Cash Flows—For the Year Ended December 31, 2006, and the period from May 9, 2005 (date of inception) to December 31, 2005 (“Successor Company”) and the period January 1, 2005 to November 30, 2005 and the year ended December 31, 2004 (“Predecessor Company”)

F-6
Notes to Consolidated Financial Statements	F-7

Unaudited Consolidated Financial Statements
Unaudited Consolidated Balance Sheet at June 30, 2007	F-33
Unaudited Consolidated Statements of Operations—For the Three and Six Months Ended June 30, 2007 and 2006	F-34
Unaudited Consolidated Statements of Cash Flows—For the Six Months Ended June 30, 2007 and 2006	F-35
Notes to Unaudited Consolidated Financial Statements	F-36

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Metals USA Holdings Corp.

We have audited the accompanying consolidated balance sheets of Metals USA Holdings Corp. and subsidiaries (the “Successor Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2006 and the period from May 9, 2005 (date of inception) to December 31, 2005. We have also audited the related consolidated statements of operations, stockholders’ equity and cash flows of Metals USA, Inc. and subsidiaries (the “Predecessor Company”) for the period from January 1, 2005 to November 30, 2005 and the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Successor Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year ended December 31, 2006 and the period from May 9, 2005 (date of inception) to December 31, 2005, and the results of the Predecessor Company operations and its cash flows for the period from January 1, 2005 to November 30, 2005 and the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Successor Company acquired the Predecessor Company on December 1, 2005 in a transaction accounted for in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.”

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

March 21, 2007

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except share amounts)

	December 31,
	2006	2005
Assets
Current assets:
Cash	$155.8	$11.3
Accounts receivable, net of allowance of $8.4 and $7.8, respectively	211.6	172.9
Inventories	447.3	350.7
Deferred tax asset	15.0	8.3
Prepaid expenses and other	14.9	25.2

Total current assets	844.6	568.4
Property and equipment, net	194.6	171.6
Intangible assets, net	19.9	21.5
Goodwill	47.1	15.8
Other assets, net	20.8	18.0

Total assets	$1,127.0	$795.3

Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable	$71.2	$68.2
Accrued liabilities	59.3	45.9
Current portion of long-term debt	0.5	0.6

Total current liabilities	131.0	114.7
Long-term debt, less current portion	754.9	472.9
Deferred income tax liability	67.6	60.0
Other long-term liabilities	25.9	15.3

Total liabilities	979.4	662.9

Commitments and contingencies
Stockholder’s equity:
Common stock, $.01 par value, 30,000,000 shares authorized, 14,066,400 and 14,044,000 issued and outstanding at December 31, 2006 and 2005, respectively	0.1	0.1
Additional paid-in capital	118.1	134.4
Deferred compensation	—	(0.1)
Retained earnings (deficit)	30.0	(2.0)
Accumulated other comprehensive loss	(0.6)	—

Total stockholder’s equity	147.6	132.4

Total liabilities and stockholder’s equity	$1,127.0	$795.3

The accompanying notes are an integral part of these consolidated financial statements.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions)

	Successor Company		Predecessor Company
	Year Ended December 31, 2006	Period from May 9, 2005 (date of inception) to December 31, 2005	Period from January 1, 2005 to November 30, 2005	Year Ended December 31, 2004
Net sales	$1,802.9	$116.9	$1,522.1	$1,509.8
Operating costs and expenses:
Cost of sales (exclusive of operating and delivery, and depreciation and amortization shown below)	1,371.8	92.5	1,189.3	1,080.1
Operating and delivery	175.5	12.8	139.1	144.4
Selling, general and administrative	115.2	9.3	108.5	109.6
Depreciation and amortization	21.4	1.4	3.1	2.0

Operating income	119.0	0.9	82.1	173.7
Other (income) expense:
Interest expense	54.6	4.1	12.0	8.4
Other (income) expense, net	(0.7)	—	(0.1)	(2.5)

Income (loss) before income taxes	65.1	(3.2)	70.2	167.8
Provision (benefit) for income taxes	25.8	(1.2)	26.7	63.3

Net income (loss)	$39.3	$(2.0)	$43.5	$104.5

The accompanying notes are an integral part of these consolidated financial statements.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In millions)

	Successor Company		Predecessor Company
	Year Ended December 31, 2006	Period from May 9, 2005 (date of inception) to December 31, 2005	Period from January 1, 2005 to November 30, 2005	Year Ended December 31, 2004
Common Stock ($.01 Par)
Balance at beginning of period	$0.1	$—	$0.2	$0.2
Capital contribution, net	—	0.1	—	—

Balance at end of period	$0.1	$0.1	$0.2	$0.2

Additional Capital
Balance at beginning of period	$134.4	$—	$219.5	$196.2
Tax benefit realized from tax attribute carry forwards	—	—	2.4	21.2
Stock option exercises, grants and other adjustments	—	0.5	0.6	2.1
Capital contribution	—	133.9	—	—
Stock-based compensation	1.2	—	—	—
Dividends paid	(17.7)	—	—	—
Other	0.2	—	—	—

Balance at end of period	$118.1	$134.4	$222.5	$219.5

Deferred Compensation
Balance at beginning of period	$(0.1)	$—	$(0.2)	$—
Stock option exercises, grants and other adjustments	0.1	(0.1)	0.2	(0.2)

Balance at end of period	$—	$(0.1)	$—	$(0.2)

Retained Earnings (Deficit)
Balance at beginning of period	$(2.0)	$—	$108.7	$4.2
Net income (loss)	39.3	(2.0)	43.5	104.5
Dividends paid	(7.3)	—	—	—

Balance at end of period	$30.0	$(2.0)	$152.2	$108.7

Accumulated Other Comprehensive Loss
Foreign currency translation adjustments	$(0.6)	$—	$—	$—

Other comprehensive loss	(0.6)	—	—	—
Accumulated other comprehensive loss at beginning of period	—	—	—	—

Accumulated other comprehensive loss at end of period	$(0.6)	$—	$—	$—

Comprehensive Income (Loss)
Net income (loss)	$39.3	$(2.0)	$43.5	$104.5
Other comprehensive loss	(0.6)	—	—	—

Total comprehensive income (loss)	$38.7	$(2.0)	$43.5	$104.5

The accompanying notes are an integral part of these consolidated financial statements.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Successor Company		Predecessor Company
	Year Ended December 31, 2006	Period from May 9, 2005 (date of inception) to December 31, 2005	Period from January 1, 2005 to November 30, 2005	Year Ended December 31, 2004
Cash flows from operating activities:
Net income (loss)	$39.3	$(2.0)	$43.5	$104.5
Adjustments to reconcile net income to cash provided by operating activities—
(Gain) loss on sale of property and equipment	0.1	—	(0.1)	(0.5)
Provision for bad debts	4.1	8.5	2.9	4.0
Depreciation and amortization	22.6	1.5	3.5	2.0
Amortization of deferred debt issuance costs	2.5	—	—	—
Deferred income taxes	(6.6)	(1.6)	—	—
Non-cash stock-based compensation expense	1.2	—	—	—
Adjustment to Predecessor Company tax attribute valuation allowance	—	—	2.4	12.5
Changes in operating assets and liabilities, net of effects of acquisitions—
Accounts receivable	(35.0)	8.1	(18.8)	(52.5)
Inventories	(91.2)	(13.4)	140.6	(222.9)
Prepaid expenses and other	9.3	(6.6)	(0.7)	1.5
Accounts payable and accrued liabilities	11.6	12.2	(2.3)	23.3
Other operating, net	(3.6)	0.6	(0.9)	(0.5)

Net cash provided by (used in) operations	(45.7)	7.3	170.1	(128.6)

Cash flows from investing activities:
Sale of assets	1.6	—	0.1	1.4
Purchase of assets	(16.9)	(4.4)	(15.9)	(17.4)
Acquisition costs, net of cash acquired	(45.7)	(430.1)	—	—

Net cash used in investing activities	(61.0)	(434.5)	(15.8)	(16.0)

Cash flows from financing activities:
Borrowings on revolving credit facilities	—	—	1,426.0	1,639.2
Repayments on revolving credit facilities	—	(145.3)	(1,533.7)	(1,491.4)
Borrowings on the ABL	441.6	247.4	—	—
Repayments on the ABL	(304.0)	(56.0)	—	—
Proceeds from issuance of Senior Secured Notes	—	275.0	—	—
Proceeds from issuance of Senior Unsecured Notes	144.8	—	—	—
Repayments of other long-term debt	(0.5)	—	(10.4)	(0.6)
Capital contributions, net	—	134.0	—	—
Issuance of common stock	0.2	—	0.1	0.4
Dividends paid	(25.0)	—	—	—
Deferred financing costs and other	(5.9)	(16.6)	(2.7)	(1.8)

Net cash provided by (used in) investing activities	251.2	438.5	(120.7)	145.8

Net increase in cash	144.5	11.3	33.6	1.2
Cash, beginning of period	11.3	—	12.6	11.4

Cash, end of period	$155.8	$11.3	$46.2	$12.6

Supplemental Cash Flow Information:
Cash paid for interest	$49.8	$0.5	$10.5	$7.2

Cash paid for income taxes	$23.2	$7.0	$27.6	$54.5

Non-cash acquisitions of property	$—	$—	$—	$4.8

The accompanying notes are an integral part of these consolidated financial statements.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS

(dollars in millions)

1. Organization and Significant Accounting Policies

Description of the Business

On May 18, 2005, Metals USA Holdings Corp. (formerly Flag Holdings Corporation), a Delaware corporation (“Metals USA Holdings”) and its wholly owned subsidiary, Flag Acquisition Corporation, a Delaware corporation (“Flag Acquisition”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Metals USA, Inc. On November 30, 2005, Flag Acquisition, then a wholly owned subsidiary of Flag Intermediate Holdings Corporation (“Flag Intermediate”), merged with and into Metals USA, Inc. (“Metals USA”) with Metals USA being the surviving corporation (the “Merger”). Flag Intermediate and Flag Acquisition conducted no operations during the period May 9, 2005 (date of inception) to November 30, 2005. See Note 2 for additional information regarding the Merger.

Metals USA Holdings and its wholly owned subsidiaries, Flag Intermediate and Metals USA, are referred to collectively herein as the “Company” or “Successor Company” and Metals USA prior to the Merger is referred to as the “Predecessor Company.” The Company applied Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS 141”) on the Merger date and, as a result, the Merger consideration was allocated to the respective values of the assets acquired and liabilities assumed from the Predecessor Company (see Note 2). As a result of the application of purchase accounting, the Successor Company balances and amounts presented in the consolidated financial statements and footnotes are not comparable with those of the Predecessor Company.

We are a leading provider of value-added processed steel, stainless steel, aluminum and specialty metals, as well as manufactured metal components. Our operations are organized into three product group segments. Approximately 89% of our revenue is derived from the metal service center and processing activities that are segmented into two groups, Flat Rolled and Non-Ferrous Group and Plates and Shapes Group. The remaining portion of our revenue is derived from the Building Products Group, which principally manufactures and sells aluminum products related to the residential and commercial construction and improvement industry. We purchase metal from primary producers who generally focus on large volume sales of unprocessed metals in standard configurations and sizes. In most cases, we perform customized, value-added processing services required to meet specifications provided by end-use customers. The Flat Rolled and Non-Ferrous Group and Plates and Shapes Group customers are in businesses such as machining, furniture, transportation equipment, power and process equipment, industrial/commercial, construction and fabrication, consumer durables, electrical equipment industries, and machinery and equipment manufacturers. The Building Products Group customers are primarily contractors engaged in residential and commercial building products. See Note 12, Segment and Related Information.

Summary of Significant Accounting Policies

Use of Estimates and Assumptions—The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires us to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published and (iii) the reported amount of revenues and expenses recognized during the periods presented. Adjustments made with respect to the use of estimates often relate to improved information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements; accordingly, actual results could differ from these estimates.

Principles of consolidation—Our consolidated financial statements include the accounts of Metals USA Holdings, Flag Intermediate, Metals USA and its subsidiaries. All intercompany accounts and transactions have been eliminated.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

Concentration of credit risk—Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash deposits, trade accounts and notes receivable. Concentrations of credit risk with respect to trade accounts are within several industries. Generally, credit is extended once appropriate credit history and references have been obtained. Provisions to the allowance for doubtful accounts are made monthly and adjustments are made periodically based upon our expected ability to collect all such accounts. Additionally, we periodically review the credit history of our customers and generally do not require collateral for the extension of credit.

Inventories—Inventories are stated at the lower of cost or market. Our inventories are accounted for using a variety of methods including specific identification, average cost and the first-in first-out (“FIFO”) method of accounting. Inventory quantities are regularly reviewed and provisions for excess or obsolete inventory are recorded primarily based on our forecast of future demand and market conditions.

Valuation and qualifying accounts—We provide reserves for accounts receivable and inventory. The reserves for these accounts for the years ended December 31, 2006, 2005 and 2004 are summarized below:

Description	Balance at Beginning of Period	Amount Charged to Expense	Utilization of Reserve	Balance at End of Period
Successor Company
Year ended December 31, 2006:
Allowance for doubtful accounts	$7.8	$4.1	$(3.5)	$8.4
Inventory valuation allowance	6.9	1.3	(2.3)	5.9

The Period ended December 31, 2005:
Allowance for doubtful accounts	$—	$8.5	$(0.7)	$7.8
Inventory valuation allowance	—	7.7	(0.8)	6.9

Predecessor Company
Eleven Months ended November 30, 2005:
Allowance for doubtful accounts	$7.7	$2.9	$(2.3)	$8.3
Inventory valuation allowance	5.3	3.1	(0.7)	7.7

Year ended December 31, 2004:
Allowance for doubtful accounts	$6.9	$4.0	$(3.2)	$7.7
Inventory valuation allowance	5.2	0.3	(0.2)	5.3

Property and equipment—Property and equipment is stated at cost, and depreciation is computed using the straight-line method, net of estimated salvage values, over the estimated useful lives of the assets. Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures which extend the useful lives of existing equipment are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated useful life of the asset.

Impairment of long-lived assets—Long-lived assets are comprised principally of property and equipment. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses are recorded on assets used in operations when indicators of impairment are present and the undiscounted cash flows to be generated by those assets are less than the carrying amount.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

Goodwill—Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with the business acquisition plus cost of acquisition. We test for the impairment of goodwill on at least an annual basis. Our goodwill impairment test involves a comparison of the fair value of each reporting unit with its carrying amount. If the fair value is less than the carrying amount, goodwill is considered impaired. Based on the results of our December 31, 2006 review of goodwill, no impairment loss was recognized.

Intangible Assets—We evaluate the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to: (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. We measure the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Debt issuance costs—We defer certain expenses incurred to obtain debt financing and amortize these costs to interest expense over the term of the respective agreements. Debt issuance costs incurred by the Successor Company for the year ended December 31, 2006 and for the period from May 9, 2005 (date of inception) to December 31, 2005, and for the Predecessor Company for the period from January 1, 2005 to November 30, 2005, and for the year ended December 31, 2004 were $5.9, $16.6, $0.3, and $1.1, respectively. Amortization of debt issuance costs recorded by the Successor Company for the year ended December 31, 2006, and the period from May 9, 2005 (date of inception) to December 31, 2005, and for the Predecessor Company for the period from January 1, 2005 to November 30, 2005, and for the year ended December 31, 2004 were $2.5, $0.2, $2.4, and $0.7, respectively.

Fair value of financial instruments—Our receivables, payables, prepaids and accrued liabilities are current assets and obligations and on normal terms and, accordingly, the recorded values are believed by management to approximate fair value. The amounts outstanding under the Company’s Senior Secured Asset-Based Revolving Credit Facility (the “ABL facility”) and the Company’s Senior Floating Rate Toggle Notes due 2012 (the “Holdings Notes”) approximate their fair value. Our 11 1/8% Senior Secured Notes Due 2015 (the “Metals USA Notes”) are thinly traded public debt instruments; accordingly, their market prices at any balance sheet date may not be representative of the prices which would be derived from a more active market. The fair value of publicly traded debt is determined based on quoted market prices. The fair value of debt which is not publicly traded is estimated using cash flows discounted at current borrowing rates. The estimated fair value of current and long-term debt at December 31, 2006 and 2005 was $779.6 and $473.5, respectively.

Foreign currency translation—The functional currency for our Canadian subsidiary, Dura-Loc (see Note 2), is the Canadian dollar. We translate the functional currency into U.S. dollars based on the current exchange rate at the end of the period for the balance sheet and a weighted average rate for the period on the statement of operations. The resulting translation adjustments are recorded in Accumulated Other Comprehensive Loss, a component of Stockholder’s Equity.

Revenue recognition—We recognize revenues generally when products are shipped and our significant obligations have been satisfied. Shipping and handling costs billed to our customers are accounted for as revenues. Risk of loss for products shipped generally passes at the time of shipment. Provisions are made currently for estimated returns.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

Cost of sales—Our Plates and Shapes and Flat Rolled and Non-Ferrous Groups classify, within cost of sales, the underlying commodity cost of metal purchased in mill form, the cost of inbound freight charges together with third-party processing cost, if any.

Cost of sales with respect to our Building Products Group includes the cost of raw materials, manufacturing labor and overhead costs, together with depreciation and amortization expense associated with property, buildings and equipment used in the manufacturing process.

Operating and delivery expenses—Our operating and delivery expense reflects the cost incurred by our Plates and Shapes and Flat Rolled and Non-Ferrous Groups for labor and facility costs associated with the value-added metal processing services that we provide. With respect to our Building Products Group, operating costs are associated with the labor and facility costs attributable to the warehousing of our finished goods at our service center facilities. Delivery expense reflects labor, material handling and other third-party costs incurred with the delivery of product to customers.

Delivery expense totaled $48.1, $3.3, $39.3, and $41.6 for the year ended December 31, 2006, the period from May 9, 2005 (date of inception) to December 31, 2005, the period from January 1, 2005 to November 30, 2005, and the year ended December 31, 2004, respectively.

Selling, general and administrative expenses—Selling, general and administrative expenses include sales and marketing expenses, executive officers’ compensation, office and administrative salaries, insurance, accounting, legal, computer systems, and professional services costs not directly associated with the processing, manufacturing, operating or delivery costs of our products.

Depreciation and amortization—Depreciation and amortization expense represents the costs associated with property, buildings and equipment used throughout the Company except for depreciation and amortization expense associated with the manufacturing assets employed by our Building Products Group, which is included in cost of sales.

Income taxes—Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. We consider future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109 “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded as a change to opening retained earnings in the first quarter of 2007. The Company expects that the adoption of FIN 48 will not have a significant impact on the Company’s consolidated financial position, results of operations and effective tax rate. The Company will record an adjustment to reduce opening retained earnings for approximately $2.0 to $4.0. See Note 9 to our Consolidated Financial Statements for further discussion of our tax reserves.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which enhances existing guidance for measuring assets and liabilities using fair value. SFAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted market prices in active markets. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact, if any, that the adoption of SFAS 157 will have on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”), which requires the recognition of the funded status of benefit plans in the balance sheet. SFAS 158 also requires certain gains and losses that are deferred under current pension accounting rules to be recognized in accumulated other comprehensive income, net of tax effects. These deferred costs (or income) will continue to be recognized as a component of net periodic pension cost, consistent with current recognition rules. For entities with no publicly traded equity securities, the effective date for the recognition of the funded status is for fiscal years ending after June 15, 2007. In addition, the ability to measure the plans’ benefit obligations, assets and net period cost at a date prior to the fiscal year-end date is eliminated for fiscal years ending after December 15, 2008. The Company is currently evaluating the provisions SFAS 158 and the potential impact that adoption may have on our financial statements.

2. Acquisitions

2005 Acquisition

On November 30, 2005, Flag Acquisition, then a wholly owned subsidiary of Flag Intermediate, merged with and into Metals USA with Metals USA being the surviving corporation. The Merger was consummated pursuant to the Merger Agreement by and among Metals USA, Flag Acquisition, and Metals USA Holdings. Metals USA Holdings was formed by Apollo Management V L.P. (“Apollo Management” and together with its affiliated investment entities “Apollo”). As a result of and immediately following the Merger, Metals USA became and is a wholly owned subsidiary of Flag Intermediate. Flag Intermediate has no assets other than its investment in Metals USA, conducts no operations and is a guarantor of both the ABL facility and the Metals USA Notes. Metals USA Holdings has no assets other than its investment in Flag Intermediate, conducts no operations, and is the sole guarantor of the Holdings Notes.

The Merger was accounted for as a purchase by Flag Acquisition of Metals USA in accordance with SFAS 141. Total Merger consideration was $648.0, including $458.7 for common stock and warrants, $152.5 for the assumption of debt and revolving credit loans, $16.6 for debt issuance costs and $20.2 for direct merger costs (including $2.6 paid by Metals USA prior to closing of the Merger). Merger consideration does not include $14.6 paid by Metals USA at the closing of the Merger to holders of 1,081,270 vested in-the-money options and holders of 45,437 restricted stock grant awards (recorded as compensation expense in November 2005). Total Merger consideration reconciles to the net acquisition costs as follows:

Total Merger consideration	$648.0
Less:
Assumption of debt and revolving credit loans	(152.5)
Debt issuance costs	(16.6)
Use of cash on hand at closing	(46.2)
Merger costs paid by Metals USA	(2.6)

Acquisition costs, net of cash acquired	$430.1

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

Consistent with SFAS 141, the total acquisition costs were allocated to the acquired assets and assumed liabilities based upon estimates of their respective fair values as of the closing date of the Merger using valuation and other studies. Based on these studies, the fair value of inventories, property and equipment and intangibles (customer lists) were increased by $14.9, $118.6 and $22.2, respectively. The fair value of deferred taxes and long-term liabilities were increased by $64.8 and $3.1, respectively. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition:

Total Assets acquired	$735.2
Total Liabilities assumed	321.2

Net Assets Acquired	$414.0

The excess of aggregate purchase price over the new assets acquired of $16.1 was recorded as goodwill as of December 1, 2005.

The Merger was financed through cash contributions to Metals USA Holdings of $140.0, less $6.0 of transaction fees paid to Apollo and accounted for as a reduction in capital, proceeds from the sale of $275.0 of the Metals USA Notes and borrowings under the ABL facility.

As a result of the Merger, the results of operations for Metals USA are included in the historical results for the Predecessor Company for 2005 and the Successor Company beginning December 1, 2005.

2006 Acquisitions

In May 2006, the Company completed two acquisitions for an aggregate purchase price of $50.7 (referred to collectively as the “2006 Acquisitions”). The excess of aggregate purchase price over the net assets acquired of $28.9 was allocated to goodwill. In connection with the completion of the valuation of the customer list intangibles in the fourth quarter of 2006, $9.4 was reclassified from goodwill to intangible assets. In addition, the fair value of inventories and property and equipment were increased by $5.7 and $18.1, respectively. These acquisitions are described in more detail below.

On May 17, 2006, we purchased all of the assets and business operations of Port City Metal Services (“Port City”), located in Tulsa, Oklahoma, for approximately $41.3, which includes a $5.0 contingent payout provision that may be made in 2009 or earlier, subject to certain performance criteria. The maximum amount payable under the performance criteria has been accrued in accordance with SFAS 141.

On May 12, 2006, we purchased all of the assets and operations of Dura-Loc Roofing Systems Limited (“Dura-Loc”) for approximately $10.4 Canadian dollars (approximately U.S. $9.4). Dura-Loc has one manufacturing facility located near Toronto, Ontario, Canada and a sales facility located in California.

The results of operations of the 2006 Acquisitions are included in the Company’s consolidated results of operations beginning May 1, 2006 (Port City) and May 13, 2006 (Dura-Loc).

Pro Forma Results

The following unaudited pro forma information presents the Company’s consolidated results of operations for the years ended December 31, 2005 and 2006 as if the Merger and the 2006 Acquisitions had occurred on January 1, 2005:

	Year Ended December 31,
	2006	2005
Revenues	$1,826.2	$1,689.1
Net Income	73.1	23.7

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

3. Goodwill and Intangible Assets

The fair values of the identifiable intangibles acquired and the amount of goodwill recorded as a result of the Merger and the 2006 Acquisitions were determined using valuation techniques and other studies. We are amortizing customer lists over five years using an accelerated amortization method which approximates their estimated useful lives.

The changes in the carrying amounts of goodwill and customer list intangible assets for the period from January 1, 2005 through December 31, 2006 are as follows:

	Customer Lists, net	Goodwill
Predecessor Company:
Period from January 1, 2005 to November 30, 2005	$—	$—

Successor Company:
Period from May 9, 2005 (date of inception) to December 31, 2005:
The Merger	$22.2	$16.1
Amortization expense	(0.7)	—
Tax benefits related to Predecessor Company goodwill	—	(0.3)

Balance at December 31, 2005	$21.5	$15.8
Adjustment to purchase price related to the Merger	$—	$12.8
2006 Acquisitions	9.4	19.7
Amortization expense	(11.3)	—
Tax benefits related to Predecessor Company goodwill	—	(1.2)

Balance at December 31, 2006:	$19.6	$47.1

The carrying amounts of the Company’s intangible assets are as follows:

	December 31,
	2006	2005
Customer lists	$31.6	$22.2
Less: Accumulated amortization	(12.0)	(0.7)

	$19.6	$21.5

Patents	$0.6	$0.6
Less: Accumulated amortization	(0.3)	(0.2)

	$0.3	$0.4

In connection with the completion of the valuation of the customer list intangibles related to the 2006 Acquisitions in the fourth quarter of 2006, $9.4 was reclassified from goodwill to intangible assets.

The following table represents the total estimated amortization of customer list intangible assets for the five succeeding years:

For the Year Ending	Estimated Amortization Expense
2007	$8.8
2008	5.5
2009	3.2
2010	1.9
2011	0.4

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

4. Inventories

Inventories consist of the following:

	December 31,
	2006	2005
Raw materials—
Plates and Shapes	$225.4	$173.6
Flat Rolled	136.2	85.8
Building Products	15.5	24.3

Total raw materials	377.1	283.7

Work-in-process and finished goods—
Plates and Shapes	—	—
Flat Rolled	36.5	33.0
Building Products	33.7	34.0

Total work-in-process and finished goods	70.2	67.0

Total inventories	$447.3	$350.7

5. Property and Equipment

Property and equipment consists of the following:

	Estimated Useful Lives	December 31,
		2006	2005
Land	—	$11.4	$11.3
Building and improvements	5-40 years	64.6	56.7
Machinery and equipment	7-25 years	122.9	94.1
Automobiles and trucks	3-10 years	2.3	1.3
Construction in progress	—	5.4	9.0

Total property and equipment		206.6	172.4
Less—accumulated depreciation		(12.0)	(0.8)

Total property and equipment, net		$194.6	$171.6

Depreciation expense for the Successor Company for the year ended December 31, 2006 and for the period from May 9, 2005 (date of inception) to December 31, 2005 was $11.2 and $0.8, respectively. Depreciation expense for the Predecessor Company for the period from January 1, 2005 through November 30, 2005, and the year ended December 31, 2004, was $3.5 and $1.9, respectively.

6. Other Assets

Other assets consist of the following:

	December 31,
	2006	2005
Deferred financing costs	$8.1	$9.4
Deferred debt offering costs	11.9	7.3
Other	0.8	1.3

Total other assets	$20.8	$18.0

See Note 1 for discussion of deferred debt issuance costs.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

7. Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,
	2006	2005
Accrued salaries and employee benefits	$17.0	$14.6
Accrued income taxes	3.3	—
Accrued taxes, other than income	4.7	4.8
Accrued interest	5.1	3.3
Accrued insurance	3.4	4.6
Accrued audit and tax fees	1.5	1.6
Accrued warranty liability	1.1	—
Accrued lease terminations	0.9	1.2
Accrued warrants liability to pre-bankruptcy stockholders	—	3.4
Accrued management fees	7.7	8.7
Accrued Merger consideration—Predecessor common shares outstanding	8.5	—
Other	6.1	3.7

Total accrued liabilities	$59.3	$45.9

8. Debt

Debt consists of the following:

	December 31,
	2006	2005
Senior Secured Asset-Based Revolving Credit Facility (ABL facility)	$329.0	$191.4
11 1/8% Senior Secured Notes Due 2015 (Metals USA Notes)	275.0	275.0
Senior Floating Rate Toggle Notes due 2012 (Holdings Notes)	144.8	—
Industrial Revenue Bond	5.7	5.7
Other	0.9	1.4

Total debt	755.4	473.5
Less – current portion of debt	0.5	0.6

Total long-term portion of debt	$754.9	$472.9

The weighted average interest rate under the ABL facility for the year ended December 31, 2006 and for the period from December 1, 2005 through December 31, 2005, was 7.05% and 7.20%, respectively.

Senior Secured Asset-Based Revolving Credit Facility

On December 1, 2005, we entered into the ABL facility in connection with the Merger. The ABL facility permits us to borrow on a revolving basis during the period beginning on December 1, 2005 and ending on the sixth anniversary thereof. Substantially all of our subsidiaries are borrowers under the ABL facility. The ABL facility provides for borrowings, subject to a borrowing base calculation, of up to $450.0, initially comprised of $415.0 of Tranche A Commitments and $35.0 of the Tranche A-1 Commitments. While the Tranche A-1 Commitments are outstanding, the borrowing base is subject to greater advance rates than would be otherwise in effect. A permanent reduction of the maximum Tranche A-1 Commitments to $25.0 occurred on June 1, 2006, with a corresponding permanent increase to $425.0 in the Tranche A Commitments, leaving the total ABL

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

facility unchanged. The maximum availability under the ABL facility is based on eligible receivables and eligible inventory, subject to certain reserves. As of December 31, 2006, we had $103.3 of additional borrowing capacity under the ABL facility.

The obligations under the ABL facility are guaranteed by the Company and certain of our future domestic subsidiaries and are secured (i) on a first-priority lien basis by accounts receivable and inventory and (ii) on a second-priority lien basis by other assets, subject to certain exceptions and permitted liens.

The ABL facility bears interest with respect to loans utilizing the Tranche A Commitments at the bank’s base rate or LIBOR, at our option, plus an applicable margin ranging between 1.25% and 2.00% as determined in accordance with the loan and security agreement governing the ABL facility. The ABL facility bears interest with respect to the Tranche A-1 Commitments at the bank’s base rate or LIBOR, at our option, plus an applicable margin initially at 3.75% and after the first adjustment rate under the ABL facility, 3.50%. The marginal rates related to the Tranche A Commitments will vary with our financial performance as measured by a fixed charge coverage ratio (“FCCR”). The FCCR is determined by dividing (i) the sum of EBITDA (as defined by and adjusted in accordance with the loan and security agreement governing the ABL facility) minus income taxes paid in cash minus non-financed capital expenditures by (ii) the sum of certain distributions paid in cash, cash interest expense and scheduled principal reductions on debt. As long as our borrowing availability is $45.0 or greater, we do not have to maintain a minimum FCCR. Should borrowing availability fall below $45.0, we must maintain a fixed charge coverage ratio of 1.0 to 1.0.

Interest on base rate loans is payable on the last day of each quarter. Interest on LIBOR loans is payable on maturity of the LIBOR loan or on the last day of the quarter if the term of the LIBOR loan exceeds 90 days. A commitment fee is payable on any unused commitments under the ABL facility of 0.25% per annum. The applicable base rate and the effective LIBOR rate for the Tranche A Commitments and Tranche A-1 Commitments were 8.25% and 5.36% as of December 31, 2006.

The loan and security agreement governing the ABL facility requires us to comply with limited affirmative, negative and subjective covenants, the most significant of which are: (i) the maintenance of a borrowing base availability of at least $45.0, or, if such required borrowing base availability is not maintained, the maintenance of the fixed charge coverage ratio, (ii) restrictions on additional indebtedness and (iii) restrictions on liens, guarantees and quarterly dividends. There are no limitations with respect to capital expenditures.

The loan and security agreement governing the ABL facility provides for up to $15.0 of swingline loans and up to $100.0 for the issuance of letters of credit. Both the face amount of any outstanding letters of credit and any swingline loans will reduce borrowing availability under the ABL facility on a dollar-for-dollar basis.

The ABL facility contains customary representations, warranties and covenants as a precondition to lending, which includes a material adverse change in the business, limitations on our ability to incur or guarantee additional debt, subject to certain exceptions, pay dividends, or make redemptions and repurchases, with respect to capital stock, create or incur certain liens, make certain loans or investments, make acquisitions or investments, engage in mergers, acquisitions, asset sales and sale lease-back transactions, and engage in certain transactions with affiliates. In addition, the ABL facility requires a lock-box arrangement, which in the absence of default, is controlled by the Company.

The ABL facility contains events of default with respect to: default in payment of principal when due, default in the payment of interest, fees or other amounts after a specified grace period, material breach of the representations or warranties, default in the performance of specified covenants, failure to make any payment when due under any indebtedness with a principal amount in excess of a specified amount, certain bankruptcy events, certain ERISA violations, invalidity of certain security agreements or guarantees, material judgments, or

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

a change of control. In the event of default the agreement may: (i) restrict the account or refuse to make revolving loans; (ii) cause customer receipts to be applied against the Company borrowings under the ABL facility causing the Company to suffer a rapid loss of liquidity and the ability to operate on a day-to-day basis; (iii) restrict or refuse to provide Letters of Credit; or ultimately: (iv) terminate the Commitments and this Agreement; (v) declare any or all obligations to be immediately due and payable if such default is not cured in the specified period required. Any payment default or acceleration under the ABL facility would also result in a default under the Metals USA Notes that would provide the holders of the Metals USA Notes with the right to demand immediate repayment. We are in compliance with all covenants as of December 31, 2006.

On July 18, 2006, Amendment No. 1 to the loan and security agreement governing our ABL facility (“Amendment No. 1”) was executed to: 1) modify the FCCR calculation solely with respect to permitted acquisitions, by excluding all dividends from the calculation, 2) allow the Adjusted EBITDA of our Canadian subsidiary to be included in our FCCR calculation and 3) change the definition of a qualified public offering to include an offering made by our parent company. This Amendment No. 1 did not have any impact on our current covenant compliance.

Costs related to the establishment of the ABL facility were capitalized and are being charged to interest expense over the life of the ABL facility. Unamortized issuance costs of $8.1 as of December 31, 2006, are included in other non-current assets.

11 1/8% Senior Secured Notes Due 2015

On November 30, 2005, Flag Acquisition sold an aggregate principal amount of our 11 1/8% Senior Secured Notes Due 2015 (the Metals USA Notes). The Metals USA Notes bear interest at a rate per annum equal to 11 1/8%, payable semi-annually in arrears, on June 1 and December 1 of each year, commencing on June 1, 2006. The Metals USA Notes will mature on December 1, 2015. We may redeem some or all of the Metals USA Notes at any time on or after December 1, 2010 at a predetermined redemption price plus accrued and unpaid interest and additional interest, if any, to the applicable redemption date. In addition, on or prior to December 1, 2008, we may redeem up to 35% of the aggregate principal amount of the Metals USA Notes with the net proceeds of certain equity offerings. If we experience a change of control and we do not redeem the Metals USA Notes, we will be required to make an offer to repurchase the Metals USA Notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase.

As a result of the Merger described in Note 2, Metals USA assumed the obligations of Flag Acquisition including the Metals USA Notes. All domestic operating subsidiaries of Metals USA, Inc, have agreed, jointly and severally with Flag Intermediate (“Guarantors”), to unconditionally and irrevocably guarantee Metals USA’s obligations under the Metals USA Notes and Indenture Agreement dated as of November 30, 2005. Additionally, Flag Intermediate has unconditionally guaranteed to be a primary obligor of the due and punctual payment and performance of the obligations under the Indenture.

Metals USA Holdings is not a guarantor of the Metals USA Notes. There is a limitation on the amount of funds which can be transferred by the Guarantors to Metals USA Holdings (the “Parent”) in the form of dividends. The amount of dividends available for distribution to Metals USA Holdings was $28.7 as of December 31, 2006. Such amount available for distribution shall be increased by an amount equal to 50% of Consolidated Net Income or reduced by an amount equal to 100% of Consolidated Net Loss.

The indebtedness evidenced by the Metals USA Notes and the guarantees will rank: equally with all of our and the Guarantors existing and future senior indebtedness; junior in priority as to collateral that secures the ABL facility on a first-priority lien basis with respect to our and the Guarantors’ obligations under the ABL facility,

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

any other debt incurred after December 1, 2005 that has a priority security interest relative to the Metals USA Notes in the collateral that secures the ABL facility, any hedging obligations related to the foregoing debt and all cash management obligations incurred with any lender under the ABL facility; equal in priority as to collateral that secures the Metals USA Notes and the guarantees on a first-priority lien basis with respect to our and the Guarantors’ obligations under any other equivalent priority lien obligations incurred after December 1, 2005; and senior to all of our and the Guarantors’ existing and future subordinated indebtedness. The Metals USA Notes will also be effectively junior to the liabilities of the non-guarantor subsidiaries.

The Metals USA Notes contain customary representations, warranties and covenants for the type and nature of an asset-based senior secured credit facility, including limitations on our, the other borrowers’ or the guarantors’ ability to incur or guarantee additional debt, subject to certain exceptions, pay dividends, or make redemptions and repurchases, with respect to capital stock, create or incur certain liens, make certain loans or investments, make acquisitions or investments, engage in mergers, acquisitions, asset sales and sale lease-back transactions, and engage in certain transactions with affiliates.

The Metals USA Notes contain events of default with respect to: default in payment of principal when due, default in the payment of interest, fees or other amounts after a specified grace period, material breach of the representations or warranties, default in the performance of specified covenants, failure to make any payment when due under any indebtedness with a principal amount in excess of a specified amount, certain bankruptcy events, certain ERISA violations, invalidity of certain security agreements or guarantees, material judgments, or a change of control. We are in compliance with all covenants as of December 31, 2006.

Costs related to the establishment of the Metals USA Notes were capitalized and are being charged to interest expense over the life of the Metals USA Notes. Unamortized issuance costs of $7.8 as of December 31, 2006, are included in other non-current assets.

Senior Floating Rate Toggle Notes due 2012

During December 2006, Metals USA Holdings issued $150.0 initial aggregate principal amount of the Holdings Notes at 96.5% of the principal amount thereof, or $144.8. The Holdings Notes are senior unsecured obligations that are not guaranteed by any of Metals USA Holdings’ subsidiaries. As such, the Holdings Notes are structurally subordinated to all indebtedness and other liabilities (including trade payables) of Metals USA Holdings’ subsidiaries. The issuance discount of $5.2 will be amortized over the life of the Holdings Notes. As of December 31, 2006, the unamortized discount was $5.2 as the amortization for 2006 was minimal.

The initial interest payment on the Holdings Notes is payable in cash. For any interest period thereafter, Metals USA Holdings may elect to pay interest (1) entirely in cash or (2) entirely by paying PIK Interest, which would increase the principal amount of the Holdings Notes or issuing new Holdings Notes. Cash interest on the Holdings Notes will accrue at a rate per annum, reset quarterly, equal to LIBOR plus a spread of 6.00%, which increases by 0.25% to 6.25% in year 2 and by 0.50% to 6.50% in year 3. In the event PIK Interest is paid on the Holdings Notes after the first interest period, the then-applicable margin over LIBOR on the Holdings Notes would increase by 0.75% for each period in which PIK Interest is paid. If Metals USA Holdings elects to pay any PIK Interest, Metals USA Holdings will increase the principal amount on the Holdings Notes or issue new Holdings Notes in an amount equal to the amount of PIK Interest for the applicable interest payment period to holders of the Holdings Notes on the relevant record date. The cash interest rate (LIBOR rate plus a spread of 6.00%) for the Holdings Notes was 11.36% as of December 31, 2006.

Because Metals USA Holdings’ principal asset is its investment in Flag Intermediate, Flag Intermediate plans to provide funds to service this indebtedness through payment of quarterly dividends to Metals USA Holdings. During the second quarter of 2007, Flag Intermediate expects to pay Metals USA Holdings a $5.4 dividend to finance the initial quarterly interest payment due April 15, 2007. The terms of the ABL facility, as

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

well as the indenture governing the Metals USA Notes, restrict Flag Intermediate and certain of its subsidiaries from making payments or transferring assets to Metals USA Holdings, including dividends, loans, or distributions. Such restrictions include prohibition of dividends in an event of default and limitations on the total amount of dividends paid to Metals USA Holdings. In the event these agreements do not permit Flag Intermediate to provide Metals USA Holdings with sufficient distributions to fund interest and principal payments on the Holdings Notes when due, Metals USA Holdings may default on its notes unless other sources of funding are available. Amounts available under these restricted payment provisions amounted to $28.7 under the indenture governing the Metals USA Notes and $48.8 under the loan and security agreement governing the ABL facility as of December 31, 2006.

Metals USA Holdings may redeem some or all of the Holdings Notes at any time at certain redemption prices, plus accrued and unpaid interest and additional interest, if any, to the redemption date. If Metals USA Holdings makes certain public offerings, sales or issuances of common stock, and does not redeem the Holdings Notes, it will be required to make an offer to repurchase the maximum principal amount of the Holdings Notes that may be purchased out of the proceeds thereof, as a price equal to 100% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase.

The indenture governing the Holdings Notes contains covenants that, among other things, limit Metals USA Holdings’ ability and the ability of certain of its subsidiaries to incur or guarantee additional indebtedness or issue disqualified or preferred stock, repurchase or redeem capital stock or subordinated indebtedness, pay dividends or make distributions to its stockholders, incur restrictions on the ability of its subsidiaries to pay dividends or to make other payments to Metals USA Holdings, transfer or sell assets, enter into transactions with affiliates, grant liens on assets, make investments or acquisitions, and merge or consolidate with other companies or transfer all or substantially all of its assets.

In January 2007, Metals USA Holdings used the proceeds from the Holdings Notes, as well as $8.2 of additional borrowings under the ABL facility, to pay a cash dividend of approximately $144.8 to its stockholders, which include Apollo and certain members of its management, to make a cash payment (partially in lieu of the cash dividend) of $4.2 to its vested stock option holders, which include certain members of management, and to pay for fees and expenses related to the offering of the Holdings Notes, including a $1.5 non-recurring transaction fee to Apollo. See Note 17.

Metals USA Holdings has agreed to file an exchange offer registration statement within 180 days of the issuance of the Holdings Notes (December 22, 2006) to exchange the Holdings Notes for a new issue of substantially identical debt securities registered under the Securities Act of 1933 (the “Securities Act”). Metals USA Holdings has also agreed to file a shelf registration statement to cover resales of the Holdings Notes under certain circumstances. If Metals USA Holdings fails to satisfy these obligations, it has agreed to pay additional interest to the holders of the Holdings Notes under certain circumstances.

Costs related to the establishment of the Holdings Notes were capitalized and are being charged to interest expense over the life of the Holdings Notes. Unamortized issuance costs of $4.1 as of December 31, 2006, are included in other non-current assets.

Industrial Revenue Bond

The Industrial Revenue Bond (“IRB”) is payable on May 1, 2016 in one lump sum payment. The interest rate assessed on the IRB varies from month to month and was 4.02% at December 31, 2006 and 3.68% at December 31, 2005. The IRB is secured by real estate and equipment acquired with proceeds from the IRB. The IRB places various restrictions on certain of our subsidiaries, including but not limited to maintenance of required insurance coverage, maintenance of certain financial ratios, limits on capital expenditures and maintenance of tangible net worth and is supported by a letter of credit. We are in compliance with all covenants as of December 31, 2006.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

Maturities

Scheduled maturities of long-term debt outstanding at December 31, 2006, are as follows:

	Year Ended December 31,
	2007	2008	2009	2010	2011	Beyond
ABL facility	$—	$—	$—	$—	$329.0	$—
11 1/8% Senior Secured Notes Due 2015	—	—	—	—	—	275.0
Senior Floating Rate Toggle Notes Due 2012	—	—	—	—	—	150.0
Industrial Revenue Bond	—	—	—	—	—	5.7
Other	0.5	0.1	0.1	0.1	0.1	—

Total	$0.5	$0.1	$0.1	$0.1	$329.1	$430.7

9. Income Taxes

The components of the provision (benefit) for income taxes are as follows:

	Successor Company		Predecessor Company
	Year Ended December 31, 2006	Period from May 9, 2005 (date of inception) to December 31, 2005	Period from January 1, 2005 to November 30, 2005	Year Ended December 31, 2004
Current Provision:
Federal	$27.6	$0.3	$20.1	$54.2
State	4.9	0.1	3.1	0.4
Foreign	(0.1)	—	—	—

	32.4	0.4	23.2	54.6

Deferred Provision (benefit):
Federal	(6.1)	(1.4)	3.0	1.3
State	(0.5)	(0.2)	0.5	7.4

	(6.6)	(1.6)	3.5	8.7

Total provision (benefit)	$25.8	$(1.2)	$26.7	$63.3

The components of earnings from continuing operations before income taxes were as follows:

	Successor Company		Predecessor Company
	Year Ended December 31, 2006	Period from May 9, 2005 (date of inception) to December 31, 2005	Period from January 1, 2005 to November 30, 2005	Year Ended December 31, 2004
United States	$65.3	$(3.2)	$70.2	$167.8
Foreign	(0.2)	—	—	—

Earnings (loss) from continuing operations before income taxes	65.1	(3.2)	70.2	167.8

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

The provision (benefit) differs from an amount computed at the statutory rates as follows:

	Successor Company		Predecessor Company
	Year Ended December 31	Period from May 9, 2005 (date of inception) to December 31,	Period from January 1, 2005 to November 30,	Year Ended December 31,
	2006	2005	2005	2004
Federal income tax at statutory rates	$22.7	$(1.1)	$24.6	$58.8
State taxes, net of federal income tax benefit	3.1	(0.1)	2.4	5.1
Nondeductible expenses and other:
Valuation allowance	—	—	—	(1.1)
Other	—	—	(0.3)	0.5

Total provision (benefit)	$25.8	$(1.2)	$26.7	$63.3

The significant items giving rise to the deferred tax assets (liabilities) are as follows:

	December 31,
	2006	2005
Deferred tax assets—
Accounts receivable and inventories	$11.0	$2.7
Accrued liabilities	5.8	6.7
Tax attributes and carryforwards	21.8	18.3
Property and equipment	8.7	12.1
Other	2.1	2.0

Total deferred tax assets	49.4	41.8

Deferred tax liabilities—
Foreign DISC	(0.9)	(1.2)
Property and equipment	(68.5)	(53.8)
Intangible assets	(4.7)	(8.5)
Other	(1.8)	(1.0)

Total deferred tax liabilities	(75.9)	(64.5)

Valuation allowance	(26.1)	(29.0)

Deferred tax assets (liabilities), net	$(52.6)	$(51.7)

As of December 31, 2006, we have both federal and state current net deferred tax assets of $15.0 which are captioned “Deferred tax asset” on the December 31, 2006 Consolidated Balance Sheet, and we have both federal and state non-current deferred tax liabilities of $67.6 which are captioned “Deferred income tax liability” on the December 31, 2006 Consolidated Balance Sheet. As of December 31, 2005, we had both federal and state current net deferred tax assets of $8.3 which are captioned “Deferred tax asset” on the December 31, 2005 Consolidated Balance Sheet, and we had both federal and state non-current deferred tax liabilities of $60.0 which are captioned “Deferred income tax liability” on the December 31, 2005 Consolidated Balance Sheet.

As of December 31, 2006 and 2005, we have net operating loss (“NOL”) carryforwards for U.S. federal income taxes of approximately $32.2 and $32.0 respectively which begin to expire in 2023. Such NOLs and other tax attributes are subject to the Internal Revenue Code Section 382 related to changes in ownership from the bankruptcy reorganization and the Merger. The lowest applicable annual limitation is approximately $5.7.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

The carryovers are based on returns as currently filed. Our tax returns are subject to periodic audit by the various taxing jurisdictions in which we operate. These audits can result in adjustments of taxes due or adjustments of the NOLs which are available to offset future taxable income. During the third quarter of 2006, the Company reached a settlement with the IRS with respect to the tax years 2003 and 2004. The settlement resulted in the payment of additional federal taxes of $1.9 in exchange for $1.9 of tax benefits to be recognized over the next five years.

Effective December 1, 2005, in conjunction with the Merger, additional deferred tax liabilities of $61.2 were recorded as a result of purchase price adjustments to property and equipment, intangible assets and inventories, and additional deferred tax assets of $1.2 were recorded as a result of purchase price adjustments to accrued and other long- term liabilities. As of November 30, 2005, the Predecessor Company had tax assets related to pre-bankruptcy goodwill of $16.5. The tax benefits of goodwill amortization will be available to the Successor Company. Under purchase accounting, we have not recorded a deferred tax asset for the future benefit of tax amortization, but we will apply the tax benefit first as a reduction to goodwill related to the Merger (to zero), then as a reduction of non-current intangible assets related to the Merger as the benefit is realized. In the periods December 31, 2006 and 2005, goodwill was reduced by $1.2 and $0.3, respectively to recognize the tax benefit related to pre-bankruptcy goodwill of the Predecessor Company.

SFAS No. 109 “Accounting for Income Taxes,” requires that deferred tax assets be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowance is adjusted in the periods that we determine the more likely than not standard will or will not be met. A valuation allowance of $26.1 and $29.0 was recorded at December 31, 2006 and at December 31, 2005, respectively.

10. Stockholders’ Equity

Common Stock—In accordance with its Certificate of Incorporation dated May 9, 2005 and as amended on November 28, 2005, Metals USA Holdings was authorized to issue 30,000,000 shares of capital stock, all of which were shares of common stock, $.01 par value. At December 31, 2006, 14,066,400 shares were issued and outstanding.

Cash Dividend—On May 23, 2006, Flag Intermediate declared a $25.0 dividend (the “May 2006 Dividend”) payable to its parent company, Metals USA Holdings. The dividend was paid on May 24, 2006. Concurrently, on May 23, 2006, Metals USA Holdings declared a $25.0 dividend to its stockholders of record as of that date. The dividend was paid on May 24, 2006.

11. Stock Based Compensation

Metals USA Holdings’ Amended and Restated 2005 Stock Incentive Plan (the “Plan”) permits the issuance of options and restricted stock awards on Metals USA Holding’s stock to employees and directors of, or consultants to, the Company, except that consultants may only receive awards with the consent of the president of Metals USA. As a result of the options and restricted stock awards being issued to employees and directors of the Company, we are required to reflect the stock-based compensation expense related to these options and restricted stock awards within our consolidated statement of operations. A total of $1.2 was recorded as stock-based employee compensation during the year ended December 31, 2006. This compensation expense is based on the adoption of SFAS No. 123-Revised 2004 “Share-Based Payment” (“SFAS 123(R)”), by Metals USA Holdings effective January 1, 2006. The total income tax benefit recognized in the Company’s statement of operations for stock-based compensation arrangements was $0.4 during the year ended December 30, 2006.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

Description of Share Option Plan

The Plan has reserved for issuance up to 1.4 million shares of common stock. Metals USA Holdings believes that the granting of such awards promotes an increasing personal interest in furthering the growth and success of Metals USA Holdings, and to provide a means of rewarding outstanding performance by such persons to the Company and/or its subsidiaries. The Plan has two tranches of options, Tranche A and Tranche B. Tranche A options will vest on a pro-rata basis over five years, have a term of ten years, and expire if not exercised. Tranche B options, which include both a service and a performance condition, vest on the eighth anniversary of the date of grant or earlier dependent on the satisfaction of an internal rate of return on capital invested, have a term of ten years from date of grant, and expire if not exercised. Awards are generally granted with an exercise price equal to the fair value of Metals USA Holdings’ stock at the date of grant. The fair value of the stock is a calculated value based on the date of each of the respective grants using a combination of discounted cash flows and financial metrics from companies with similar characteristics of Metals USA Holdings. Certain option and share awards provide for accelerated vesting if there is a change of control (as defined in the Plan).

In connection with the May 2006 Dividend and pursuant to the Plan’s provisions of rights preservation, the Board of Directors modified the outstanding options by reducing the per share exercise price by $1.78 in order to retain the participants’ rights proportionate with those prior to the dividend payment. This reduction has been reflected in the exercise price discussed below and did not result in additional compensation expense. The compensation cost of these options, based on the original grant date fair value, is being charged to selling, general and administrative expense over the vesting period, which was not affected by this modification.

In connection with a special dividend paid to Metals USA Holdings stockholders in January 2007 (see Note 17 for a discussion of the special dividend), the outstanding employee stock options under the Plan were adjusted a second time by an amount approximately equal to the per share amount of this dividend. The per share exercise price of the options granted on November 30, 2005, was decreased by $4.22 to $4.00 and the per share exercise price of the options granted on March 17, 2006, was reduced $4.89 to $4.00. This reduction has not been reflected in the exercise prices discussed below since it occurred subsequent to December 31, 2006.

Option holders received the approximate balance of the January 2007 dividend as a cash payment with respect to vested options and as a contribution to a deferred compensation plan with respect to unvested options. Amounts credited to the deferred compensation plan will be distributed on January 3, 2009, provided the option holder remains employed with us on that date. Because the payment of the January 2007 special dividend resulted in the internal rate of return of the funds managed by Apollo with respect to its investment in Metals USA Holdings to be near 25%, the Board of Directors exercised its discretion under the Plan to vest all of the outstanding Tranche B options. In addition, the Board of Directors exercised its discretion to vest all Tranche A options granted to directors affiliated with Apollo. This discretionary vesting has not been reflected in the option summaries discussed below since it occurred subsequent to December 31, 2006.

Because of the accelerated vesting of these options, we will be required to recognize $1.8 of non-cash stock-based compensation expense, net of related tax effects, in the first quarter of 2007.

Tranche A Options

The fair value of option awards are estimated on the date of grant using a Black-Scholes option valuation model. Estimates of expected long-term volatilities are based on the historical volatilities of four comparable companies’ publicly traded stock, with financial characteristics similar to Metals USA Holdings, for a period that approximates the expected term of the options being valued. The historical volatilities of comparable companies were used because Metals USA Holdings’ stock is not publicly traded, and it has no historical volatility data. The volatilities were calculated by averaging the four companies’ historical volatilities over the expected term of the options through the date of the option grant. Because the Company did not have sufficient historical exercise data

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

on which to estimate future experience, we used the simplified measure to establish the expected term of the options, which is a term equal to the average of the vesting term and the contractual term. A forfeiture rate of five percent was established based on management’s expectations. The risk-free rate for periods within the expected term of the option is based on daily U.S. Treasury securities at 7-year constant maturity rates.

The following is a summary of stock option activity for Tranche A for the period from May 9, 2005 (date of inception) to December 31, 2005, and for the year ended December 31, 2006:

	Weighted Average Fair Value per Share	Exercise Price per Share	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (Years)	Number of Shares
Balance, November 30, 2005
Granted to directors	$—	$—	$—		—
Granted to employees	6.93	10.00	10.00		380,760
Exercised	—	—	—		—
Canceled or expired	—	—	—		—

Balance, December 31, 2005					380,760
Granted to directors	$5.82	$8.22	$8.22		200,000
Granted to employees	6.27	8.89	8.89		20,395
Exercised	—	—	—		—
Canceled or expired	6.93	8.22	8.22		(3,400)

Balance, December 31, 2006				9.0	597,755

Vested as of:
December 31, 2006				9.0	115,473

A summary of the status of the Company’s Tranche A nonvested shares for the period from May 9, 2005 (date of inception) and for the year ended December 31, 2006 is presented below:

	Weighted Average Grant- Date Fair Value per Share	Number of Shares
Nonvested at November 30, 2005
Granted to directors	$—	—
Granted to employees	6.93	380,760
Vested	—	—
Exercised	—	—
Canceled or expired	—	—

Nonvested at December 31, 2005		380,760
Granted to directors	$5.82	200,000
Granted to employees	6.27	20,395
Vested	6.93	(115,473)
Exercised	—	—
Canceled or expired	6.93	(3,400)

Nonvested at December 31, 2006		482,282

Vested as of:
December 31, 2006		115,473

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

The weighted-average grant-date fair value of Tranche A options granted during the period from May 9, 2005 (date of inception) to December 31, 2005, and during the year ended December 31, 2006, was $6.93 and $5.87, respectively, based on the following assumptions:

	Year Ended December 31, 2006	Period from May 9, 2005 (date of inception) to December 31, 2005
Expected dividend yield	0.0%	0.0%
Expected stock price volatility	54.9%	54.7%
Risk free interest rate	4.3-4.6%	4.0-4.5%
Expected life of options (in years)	6.5	10.0

As of December 31, 2006, there was $2.9 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Tranche A options, which will be amortized over a remaining period of 4.0 years.

Tranche B Options

Tranche B options, which include both a service and a performance condition, vest on the eighth anniversary of the date of grant or earlier dependent on the satisfaction of an internal rate of return on capital invested, and have a term of ten years from the date of grant. Awards are generally granted with an exercise price equal to the fair value of Metals USA Holdings’ stock at the date of grant.

The performance condition of the Tranche B options is satisfied when the Investor Internal Rate of Return (“IRR”) on the funds managed by Apollo with respect to its investment in us equals or exceeds 25% prior to the eighth anniversary.

The fair value of the Tranche B options was estimated on the date of grant using the same option valuation model used for the Tranche A options. If the performance condition is satisfied, the options will vest immediately at the date of satisfaction and all related expense will concurrently be recognized. As discussed above, the Board of Directors exercised its discretion under the Plan to vest all of the outstanding Tranche B options subsequent to December 31, 2006.

The input assumptions used to determine the fair value of the Tranche B options were essentially the same as those used to value the Tranche A options discussed above, except that the expected term was established at 8 years. The risk-free rate for periods within expected term of the option is based on daily U.S. Treasury securities at 10-year constant maturity rates.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

The following is a summary of stock option activity for Tranche B for the period from May 9, 2005 (date of inception) to December 2005, and for the year ended December 31, 2006:

	Weighted Average Fair Value per Share	Exercise Price per Share	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (Years)	Number of Shares
Balance, November 30, 2005					—
Granted to directors	—	—	—		—
Granted to employees	$6.93	$10.00	$10.00		380,761
Exercised	—	—	—		—
Canceled or expired	—	—	—		—

Balance, December 31, 2005					380,761
Granted to directors	—	—	—		—
Granted to employees	$6.80	$8.89	$8.89		20,395
Exercised	—	—	—		—
Canceled or expired	6.93	8.22	8.22		(3,400)

Balance, December 31, 2006				8.9	397,756

Vested as of:
December 31, 2006				8.9	—

A summary of the status of the Company’s Tranche B nonvested shares for the period from May 9, 2005 (date of inception) to December 31, 2005, and for the year ended December 31, 2006 is presented below:

	Weighted Average Grant-Date Fair Value per Share	Number of Shares
Nonvested at November 30, 2005
Granted to directors	$—	—
Granted to employees	6.93	380,761
Vested	—	—
Exercised	—	—
Canceled or expired	—	—

Nonvested at December 31, 2005		380,761
Granted to directors	—	—
Granted to employees	$6.80	20,395
Vested	—	—
Exercised	—	—
Canceled or expired	6.93	(3,400)

Nonvested at December 31, 2006		397,756

Vested as of:
December 31, 2006		—

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

The weighted-average grant-date fair value of Tranche B options granted during the period from May 9, 2005 (date of inception) to December 31, 2005, and for the year ended December 31, 2006, was $6.93 and $6.80, respectively, based on the following assumptions:

	Year Ended December 31, 2006	Period from May 9, 2005 (date of inception) to December 31, 2005
Expected dividend yield	0.0%	0.0%
Expected stock price volatility	54.3%	54.7%
Risk free interest rate	4.7%	4.0-4.5%
Expected life of options (in years)	8.0	10.0

As of December 31, 2006 there was $2.4 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Tranche B options, which will be amortized over a remaining period of 6.9 years.

In addition to the Tranche A and Tranche B options discussed above, 18,800 options were granted at the effective time of the Merger. These options were fully vested as of the grant date and exercisable on or before March 30, 2006, with an exercise price of $10.00 per share. These options were exercised on March 17, 2006.

Restricted Stock

The Plan allows for grants of restricted stock as long-term compensation for directors and employees of, or consultants to, the Successor Company or any of its subsidiaries. Grants of restricted stock have a vesting period that is determined at the discretion of the board of directors.

Prior to the adoption of SFAS 123R on January 1, 2006, deferred compensation (a component of stockholder’s equity) was established for the fair value of restricted shares granted. As a result, deferred compensation is shown as a reduction to the Successor Company’s stockholder’s equity in the accompanying consolidated balance sheet at December 31, 2005. Upon adoption of SFAS No. 123R on January 1, 2006, deferred compensation was reversed and reclassified to additional paid-in capital. The Company amortizes stock-based compensation expense associated with restricted stock ratably over the vesting period.

The adoption of SFAS 123R required the Company to estimate pre-vesting forfeitures due to service or performance conditions not being met. The cumulative effect adjustment related to the amount of compensation cost related to outstanding awards that are not expected to vest based on historical forfeiture rates was not material.

For the year ended December 31, 2006, 3,600 shares were granted. Total unrecognized compensation cost related to nonvested restricted stock was $0.1 at December 31, 2006, which will be amortized over a remaining period of 0.9 years.

12. Segment and Related Information

We follow the provisions of SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information” (“SFAS 131”). SFAS 131 requires the utilization of a “management approach” to define and report the financial results of operating segments. The management approach defines operating segments along the lines used by the Company’s chief operating decision maker (“CODM”) to assess performance and make operating and resource allocation decisions. Our CODM evaluates performance and allocates resources based on operating income (loss). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 1.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

Our operating segments are based on internal management reporting, which disaggregates business units by product group and geographic region. Certain geographic regions and product groups with similar economic and other basic characteristics are aggregated for reporting purposes. Our operating segments are organized into three product group reportable segments. Each segment is described as follows:

•

Plates and Shapes consists of 22 facilities that maintain an inventory focusing on carbon products such as structural plate, beams, bars and tubing. This segment provides processing services such as cutting, cambering/leveling, punching, bending, shearing, cut-to-length, blast and paint, and tee-splitting.

•

Flat Rolled and Non-Ferrous consists of 12 facilities that maintain an inventory of cold rolled, coated, and hot rolled steel products and various non-ferrous flat rolled products including aluminum, stainless steel, copper and brass. This segment provides processing services such as slitting, precision blanking, leveling, cut-to-length, punching, bending and shearing.

•

Building Products consists of 18 operating locations and 25 sales and distribution centers that produce and distribute aluminum and steel building products consisting of covered canopies and walkways, awnings, sunrooms, solariums and other products primarily for the commercial and residential building products industries.

The following table summarizes financial information regarding these segments:

	Plates and Shapes	Flat Rolled	Building Products	Corp, Elims And Other	Total
Successor Company:
Year ended December 31, 2006
Net sales	$856.6	$776.0	$189.8	$(19.5)	$1,802.9
Operating income (loss)	95.9	44.3	9.7	(30.9)	119.0
Total assets	452.2	331.7	102.6	240.5	1,127.0
Capital expenditures	11.1	2.8	2.7	0.3	16.9
Depreciation and amortization(1)	7.1	3.8	1.7	10.0	22.6

Period from May 9, 2005 (date of inception) to December 31, 2005:
Net sales	$54.5	$51.0	$13.2	$(1.8)	$116.9
Operating income (loss)	4.0	0.6	(0.7)	(3.0)	0.9
Total assets	292.9	191.1	103.0	208.3	795.3
Capital expenditures	4.1	0.2	0.1	—	4.4
Depreciation and amortization(1)	0.4	0.3	0.1	0.7	1.5

Predecessor Company:
Period from January 1, 2005 to November 30, 2005:
Net sales	$640.2	$719.9	$181.9	$(19.9)	$1,522.1
Operating income (loss)	64.4	34.9	17.5	(34.7)	82.1
Total assets	235.0	115.5	92.5	189.9	632.9
Capital expenditures	9.6	2.3	3.1	0.9	15.9
Depreciation and amortization(1)	1.5	0.4	0.5	1.1	3.5
Year ended December 31, 2004:
Net sales	$621.0	$723.2	$183.0	$(17.4)	$1,509.8
Operating income (loss)	103.2	81.8	7.9	(19.2)	173.7
Total assets	274.4	211.3	79.2	145.1	710.0
Capital expenditures	10.3	2.3	2.2	2.6	17.4
Depreciation and amortization	0.9	0.3	0.4	0.4	2.0

(1)	Includes depreciation expense reflected in cost of goods sold for the Building Products Group.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

The amounts shown as an operating loss under the column heading “Corp, Elims and Other” consist primarily of general and administrative costs that are not allocated to the segments. Goodwill and customer list intangible assets resulting from the Merger are assigned to reporting units solely for testing for impairment.

The reconciliation of operating income (loss) to income (loss) before taxes and discontinued operations is shown within the Consolidated Statements of Operations and therefore is not separately presented.

Our areas of operations are solely in the U.S. and Canada. No geographic area is significant to the consolidated operations. Export sales were $10.1, $7.9 and $7.3 for the years ended December 31, 2006, 2005 and 2004, respectively. We have a broad customer base within the U.S. with no single customer being significant to consolidated operations. For the years ended December 31, 2006, 2005, and 2004, sales to any one customer did not exceed 10% of consolidated revenues.

13. Employee Benefit Plans

The Metals USA 401(k) Plan (the “Plan”) was established on June 1, 1998. Effective January 1, 2004, participants are eligible to join the Plan on hire date. Employee contributions are limited to the Internal Revenue Service established annual dollar limits. Prior to January 1, 2004, participants were eligible to join the Plan after completing six full calendar months of service and contributions were limited to 15% of eligible compensation.

Effective December 31, 2003, active employees are 100% vested in both prior and future Company matching contributions and earnings. Employees hired after December 31, 2003 become 50% vested in Company matching contributions and earnings after completing one year of service and fully vested after completing two years of service. On January 1, 2004, the Predecessor Company match was reinstated after being suspended on October 1, 2001. We match 100% of the first 2% of each employee’s contributions.

The Metals USA Union 401(k) Plan was established on October 1, 1998 to provide a standard defined contribution savings plan for all employees covered under the terms of a collective bargaining agreement (the “Union Plan”). Metals USA is not obligated by the Union Plan to make contributions, unless required by the operative collective bargaining agreement. The Union Plan allows the employee to contribute up to 25% of their eligible compensation. The Metals USA match for the Union Plan is 1/2% up to the first 6% of an employee’s contribution.

The Company’s matching contributions for the year ended December 31, 2006 were $1.8 for both plans. Matching contributions by the Successor Company for both plans for the period from May 9, 2005 (date of inception) to December 31, 2005 were $0.1. Matching contributions by the Predecessor Company for the period from January 1, 2005 to November 30, 2005 were $1.5 for both plans. In 2004, the Predecessor Company’s matching contributions were $1.7 for both plans.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

14. Commitments and Contingencies

Operating Lease Agreements

We lease certain office space, warehouse space and equipment under operating leases. Minimum rental commitments under operating leases at December 31, 2006 are as follows:

Years Ended December 31,	Minimum Rental Commitments
2007	$17.2
2008	15.1
2009	11.0
2010	9.8
2011	8.7
Thereafter	14.5

Total minimum lease payments	$76.3

Rental expense for operating leases was $15.7 for the year ended December 31, 2006. Rental expense for the Successor Company for the period from May 9, 2005 (date of inception) to December 31, 2005 and for the Predecessor Company for the period January 1, 2005 to November 30, 2005 and the year ended December 31, 2004, was $1.2, $13.2, and $17.0, respectively. Certain of these leases are with individuals and companies previously affiliated with the Predecessor Company.

Letters of Credit

Letters of credit outstanding at December 31, 2006 consist of a letter of credit in the amount of $5.8 in conjunction with the IRB (see Note 8) and other letters of credit aggregating $11.9 (total letters of credit of $17.7 at December 31, 2006). Other letters of credit consist primarily of collateral support for our property and casualty insurance program. All letters of credit reduce the amount available to borrow under the ABL facility.

Dividends on Holdings Notes

Because Metals USA Holdings’ principal asset is its investment in Flag Intermediate, Flag Intermediate plans to provide funds to service the Holdings Notes issued in December 2006 through payment of quarterly dividends to Metals USA Holdings. During the second quarter of 2007, Flag Intermediate expects to pay Metals USA Holdings a $5.4 dividend to finance the initial quarterly interest payment due April 15, 2007.

Contingencies

From time to time, we are involved in a variety of claims, lawsuits and other disputes arising in the ordinary course of business. We believe the resolution of these matters and the incurrence of their related costs and expenses should not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

15. Related Party Transactions

Upon completion of the Merger, Metals USA Holdings entered into a management agreement with Apollo pursuant to which Apollo or its affiliates provide us with management services. Pursuant to such agreement, Apollo receives an annual management fee equal to $2.0, payable on March 15 of every year, starting on March 15, 2006. The management agreement will terminate on December 31, 2012, unless earlier terminated by

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

Apollo. Apollo elected to waive $0.5 of the annual management fee indefinitely, and reserved the right to revoke this waiver. The payment obligation has been recorded as a current liability (see Note 7) at the present value of minimum future annual payments of $1.5. A discount rate of 6.1% was used in the determination of present value, which approximated our incremental borrowing rate at the inception of the agreement. Deferred management fees of $8.6 have been recorded as a current asset, and are being amortized on a straight-line basis over the term of the agreement. For the year ended December 31, 2006, amortization of deferred management fees was $1.2, with $0.7 recorded as an administrative expense and $0.5 recorded as interest expense. In the period May 9, 2005 (date of inception) to December 31, 2005, amortization of deferred management fees were $0.1, and were recorded as an administrative expense.

The management agreement also provides that affiliates of Apollo will be entitled to receive a fee in connection with certain subsequent financing, acquisition, disposition and change of control transactions with a value of $25.0 or more, with such fee to be equal to 1% of the gross transaction value of any such transaction. As a result of the acquisition of Port City on May 17, 2006 discussed in Note 2, Apollo was paid a fee of $0.4.

Upon a termination of the management agreement prior to December 31, 2012, Apollo will be entitled to receive the present value of (a) $14.0, less (b) the aggregate amount of management fees that were paid to it under the agreement prior to such termination, and less (c) management fees waived. Both the management agreement and transaction fee agreement contain customary indemnification provisions in favor of Apollo and its affiliates, as well as expense reimbursement provisions with respect to expenses incurred by Apollo and its affiliates in connection with its performance of services thereunder.

Roger L. Krohn (the father of Roger Krohn, one of our executive officers) is employed by us as a sales manager and received compensation of $162,323, $89,125 and $92,479 per year, during the fiscal years ended December 31, 2004, 2005 and 2006, respectively, and will receive a base salary of $75,000, in addition to a year-end incentive compensation bonus, for the fiscal year ended December 31, 2007. We rent the use of aircrafts that are owned by a company owned by Roger Krohn, one of our executive officers, currently at a rate of $475 or $900 per hour, depending on the aircraft used. During the fiscal years ended December 31, 2004, 2005 and 2006, we made payments for the use of such aircrafts in the amount of $43,383, $60,774 and $52,902, respectively. We believe that the rates paid for the use of such aircrafts are at least as favorable to us as those that could be obtained from an independent charter provider.

16. Quarterly Financial Information (Unaudited)

Selected unaudited quarterly financial information for the years ended December 31, 2006, and 2005 is as follows:

	2006 Quarter Ended					2005 Quarter Ended
			Successor			Predecessor
	Dec 31	Sept 30	Jun 30	Mar 31	Dec. 1 – Dec. 31	Oct 1 – Nov 30	Sept 30	Jun 30	Mar 31
Net sales	$437.5	$477.6	$458.2	$429.6	$116.9	$271.6	$396.1	$426.8	$427.6
Operating income (loss)	24.0	42.9	36.6	15.5	0.9	4.4	20.0	26.7	31.0
Net income (loss)	6.0	17.3	13.9	2.1	(2.0)	0.7	11.2	14.3	17.3

17. Subsequent Events

During December 2006, Metals USA Holdings issued the Holdings Notes. In January 2007, we used the net proceeds from the issuance of the Holdings Notes, as well as $8.2 of additional borrowings under the ABL facility, to pay a cash dividend of approximately $144.8 to our stockholders, which include Apollo and certain

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS—Continued

(dollars in millions)

members of our management, to make a cash payment (partially in lieu of the cash dividend) of $4.2 to its vested stock option holders (the cash payment and the cash dividend are referred to collectively as the “Special Dividend”), which include certain members of our management, and to pay fees and expenses related to the issuance of the Holdings Notes, including a $1.5 non-recurring transaction fee to Apollo.

In connection with the Special Dividend, the outstanding employee stock options under the Amended and Restated 2005 Stock Incentive Plan were adjusted a second time (see Note 11 for a discussion of the adjustments to the stock options). The combination of the reduction of the per share exercise price of the stock options and the cash payment to vested stock option holders was, on a per share basis, approximately equal to the per share amount of the dividend.

Because the payment of the Special Dividend resulted in the internal rate of return of the funds managed by Apollo with respect to its investment in Metals USA Holdings to be near 25%, the Board of Directors exercised its discretion under the Amended and Restated 2005 Stock Incentive Plan to vest all of the outstanding Tranche B options. In addition, the Board of Directors exercised its discretion to vest Tranche A options granted to directors affiliated with Apollo. In connection with the accelerated vesting of these options, we will be required to recognize $1.8 of non-cash stock-based compensation expense, net of related tax effects, in the first quarter of 2007.

In connection with the issuance of the 2007 Notes discussed below, Metals USA Holdings discharged its obligations under the indenture related to the previously issued Holdings Notes by depositing with the trustee for the Holdings Notes (i) an irrevocable notice of redemption of the Holdings Notes and (ii) cash and United States government securities in an amount necessary to yield on August 9, 2007 approximately $156.0, which represents all amounts payable under the indenture relating to the Holdings Notes on the August 9, 2007 redemption date.

On July 10, 2007, Metals USA Holdings issued $300.0 initial aggregate principal amount of Senior Floating Rate Toggle Notes due 2012 (the “2007 Notes”). The 2007 Notes are senior unsecured obligations that are not guaranteed by any of Metals USA Holdings’ subsidiaries. As such, the 2007 Notes are structurally subordinated to all indebtedness and other liabilities (including trade payables) of Metals USA Holdings’ subsidiaries.

METALS USA HOLDING CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(dollars in millions)

	June 30, 2007	December 31, 2006
Assets
Current Assets:
Cash	$17.7	$155.8
Accounts receivable, net of allowance of $9.2 and $8.4, respectively	232.2	211.6
Inventories	436.2	447.3
Deferred income tax asset	15.3	15.0
Prepaid expenses and other	12.5	14.9

Total current assets	713.9	844.6
Property and equipment, net	197.4	194.6
Intangible assets, net	15.5	19.9
Goodwill	45.2	47.1
Other assets, net	21.8	20.8

Total assets	$993.8	$1,127.0

Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable	$79.8	$71.2
Accrued liabilities	60.4	59.3
Current portion of long-term debt	0.2	0.5

Total current liabilities	140.4	131.0
Long-term debt, less current portion	746.7	754.9
Deferred income tax liability	66.2	67.6
Other long-term liabilities	26.2	25.9

Total liabilities	979.5	979.4

Commitments and contingencies
Stockholder’s Equity:
Common stock, $.01 par value, 30,000,000 shares authorized, 14,066,400 issued and outstanding at June 30, 2007, and December 31, 2006, respectively	0.1	0.1
Additional paid-in capital	0.3	118.1
Retained earnings	13.7	30.0
Accumulated other comprehensive income (loss)	0.2	(0.6)

Total stockholder’s equity	14.3	147.6

Total liabilities and stockholder’s equity	$993.8	$1,127.0

See notes to unaudited consolidated financial statements.

METALS USA HOLDING CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Net Sales	$480.9	$458.2	$943.5	$887.8
Operating costs and expenses:
Cost of sales (exclusive of operating and delivery, and depreciation and amortization shown below)	363.9	343.4	720.0	684.4
Operating and delivery	44.7	43.5	89.9	85.2
Selling, general and administrative	27.8	30.1	58.2	57.3
Depreciation and amortization	5.1	4.6	10.3	8.8
Impairment of property and equipment	—	—	0.2	—

Operating income	39.4	36.6	64.9	52.1

Other (income) expense:
Interest expense	19.6	12.9	39.0	24.9
Other (income) expense, net	—	(0.1)	(0.1)	(0.2)

Income before income taxes	19.8	23.8	26.0	27.4
Provision for income taxes	8.1	9.9	10.5	11.4

Net income	$11.7	$13.9	$15.5	$16.0

See notes to unaudited consolidated financial statements.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Six Month Ended June 30,
	2007	2006
Cash flows from operating activities:
Net income	$15.5	$16.0
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Impairment of property and equipment	0.2	—
Provision for bad debts	1.4	2.8
Depreciation and amortization	11.0	9.2
Amortization of debt issuance costs and discounts on long-term debt	2.4	1.2
Deferred income taxes	(1.4)	(8.1)
Stock-based compensation	3.7	0.6
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(22.0)	(42.7)
Inventories	11.1	(36.4)
Prepaid expenses and other	1.8	11.8
Accounts payable and accrued liabilities	6.9	27.6
Income taxes parable	(1.1)	2.3
Other	3.2	(0.2)

Net cash provided by (used in) operations	32.7	(15.9)

Cash flows from investing activities:
Sale of assets	1.1	—
Purchases of assets	(11.0)	(7.0)
Acquisition costs, net of cash acquired	—	(45.5)

Net cash (used in) investing activities	(9.9)	(52.5)

Cash flows from financing activities:
Borrowings on credit facility	220.0	250.6
Repayments on credit facility	(229.0)	(148.0)
Repayments on long-term debt	(0.3)	(0.2)
Deferred financing costs	(2.6)	(1.0)
Dividends paid	(149.0)	(25.0)

Net cash provided by (used in) financing activities	(160.9)	76.4

Net increase in cash	(138.1)	8.0
Cash, beginning of period	155.8	11.3

Cash, end of period	$17.7	$19.3

Supplemental Cash Flow Information:
Cash paid for interest	$28.1	$23.2

Cash paid for income taxes	$11.3	$5.3

See notes to unaudited consolidated financial statements.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in millions)

1. Organization and Basis of Presentation

Organization

In May 2005, Metals USA Holdings Corp. (formerly named Flag Holdings Corporation), a Delaware corporation (“Metals USA Holdings”), and its wholly owned subsidiary, Flag Acquisition Corporation, a Delaware corporation (“Flag Acquisition”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Metals USA, Inc. (“Metals USA”). On November 30, 2005, Flag Acquisition, then a wholly owned subsidiary of Flag Intermediate Holdings Corporation (“Flag Intermediate”) merged with and into Metals USA (the “Merger”), with Metals USA being the surviving corporation. Metals USA Holdings and its wholly owned subsidiaries, Flag Intermediate and Metals USA, are referred to collectively herein as the “Company.”

We are a leading provider of value-added processed steel, stainless steel, aluminum and specialty metals, as well as manufactured metal components. Our operations are organized into three product group segments. Approximately 91% of our revenue is derived from the metals service center and processing activities that are segmented into two groups: Flat Rolled and Non-Ferrous Group and Plates and Shapes Group. The remaining portion of our revenue is derived from the Building Products Group, which principally manufactures and sells aluminum products related to the residential and commercial construction and improvement industry. We purchase metal from primary producers who generally focus on large volume sales of unprocessed metals in standard configurations and sizes. In most cases, we perform customized, value-added processing services required to meet specifications provided by end-use customers. The Flat Rolled and Non-Ferrous Group and Plates and Shapes Group customers are in businesses such as machining, furniture, transportation equipment, power and process equipment, industrial/commercial, construction and fabrication, consumer durables, electrical equipment industries, and machinery and equipment manufacturers. The Building Products Group customers are primarily contractors engaged in residential and commercial building products. See Note 11, Segment and Related Information.

Basis of Presentation

Principles of Consolidation—The consolidated financial statements include the accounts of Metals USA Holdings, Flag Intermediate, and Metals USA and its subsidiaries. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Interim Financial Information —The interim consolidated financial statements included herein are unaudited; however, they include all adjustments of a normal recurring nature which, in our opinion, are necessary to present fairly the interim consolidated financial information as of and for the periods indicated. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the entire year.

Use of Estimates and Assumptions—The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and (iii) the reported amount of net sales and expenses recognized during the periods presented. Adjustments made with respect to the use of estimates often relate to improved information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements; accordingly, actual results could differ from these estimates.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(dollars in millions)

Allowance for Doubtful Accounts—The determination of collectibility of the Company’s accounts receivable requires management to make frequent judgments and estimates in order to determine the appropriate amount of allowance needed for doubtful accounts. The Company’s allowance for doubtful accounts is estimated to cover the risk of loss related to accounts receivable. This allowance is maintained at a level we consider appropriate based on historical and other factors that affect collectibility. These factors include historical trends of write-offs, recoveries and credit losses, the careful monitoring of customer credit quality, and projected economic and market conditions. Different assumptions or changes in economic circumstances could result in changes to the allowance.

Inventories—Inventories are stated at the lower of cost or market. Our inventories are accounted for using a variety of methods including specific identification, average cost and the first-in first-out (“FIFO”) method of accounting. Inventory quantities are regularly reviewed and provisions for excess or obsolete inventory are recorded primarily based on our forecast of future demand and market conditions.

Goodwill—We use estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of net tangible and identifiable intangible assets acquired. Goodwill represents the excess of the cost of an acquired business over the net amounts assigned to assets acquired and liabilities assumed.

Intangible Assets—Intangible assets consist primarily of customer lists. We are amortizing the customer lists over five years using an accelerated amortization method which approximates their useful life and economic value to us.

Debt Issuance Costs—We defer certain expenses incurred to obtain debt financing and amortize these costs to interest expense over the terms of the respective agreements.

Revenue recognition—We recognize revenues generally when products are shipped and our significant obligations have been satisfied. Shipping and handling costs billed to our customers are accounted for as revenues. Risk of loss for products shipped passes at the time of shipment. Provisions are made currently for estimated returns.

Cost of sales—Our Plates and Shapes and Flat Rolled and Non-Ferrous Groups classify, within cost of sales, the underlying commodity cost of metal purchased in mill form, the cost of inbound freight charges together with third-party processing cost, if any.

Cost of sales with respect to our Building Products Group includes the cost of raw materials, manufacturing labor and overhead costs, together with depreciation and amortization expense associated with property, buildings and equipment used in the manufacturing process.

Operating and delivery expense—Our operating and delivery expense reflects the cost incurred by our Plates and Shapes and Flat Rolled and Non-Ferrous Groups for labor and facility costs associated with the value-added metal processing services that we provide. With respect to our Building Products Group, operating costs are associated with the labor and facility costs attributable to the warehousing of our finished goods at our service center facilities. Delivery expense reflects labor, material handling and other third party costs incurred with the delivery of product to customers.

Delivery expense totaled $11.9, $23.3, $12.3 and $24.0 for the three and six months ended June 30, 2007 and 2006, respectively.

Selling, general and administrative expenses—Selling, general and administrative expenses include sales and marketing expenses, executive officers’ compensation, office and administrative salaries, insurance,

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(dollars in millions)

accounting, legal, computer systems and professional services costs not directly associated with the processing, manufacturing, operating or delivery costs of our products.

Depreciation and amortization—Depreciation and amortization expense represents the costs associated with property, buildings and equipment used throughout the Company except for depreciation and amortization expense associated with the manufacturing assets employed by our Building Products Group, which is included within cost of sales. This caption also includes amortization of intangible assets.

Foreign Currency Translation—The functional currency for our Canadian subsidiary, Dura-Loc, is the Canadian dollar. We translate the functional currency into U.S. dollars based on the current exchange rate at the end of the period for the balance sheet and a weighted average rate for the period on the statement of operations. The resulting translation adjustments are recorded in Accumulated Other Comprehensive Income (Loss), a component of Stockholder’s Equity.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”), which enhances existing guidance for measuring assets and liabilities using fair value. SFAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted market prices in active markets. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact, if any, that the adoption of SFAS 157 will have on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”), which requires the recognition of the funded status of benefit plans in the balance sheet. SFAS 158 also requires certain gains and losses that are deferred under current pension accounting rules to be recognized in accumulated other comprehensive income, net of tax effects. These deferred costs (or income) will continue to be recognized as a component of net periodic pension cost, consistent with current recognition rules. For entities with no publicly traded equity securities, the effective date for the recognition of the funded status is for fiscal years ending after June 15, 2007. In addition, the ability to measure the plans’ benefit obligations, assets and net period cost at a date prior to the fiscal year-end date is eliminated for fiscal years ending after December 15, 2008. The adoption of the recognition element of SFAS 158 did not have a material effect on the Company’s financial statements. The Company is currently assessing the measurement date element to determine the impact, if any, that it will have on the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (SFAS 159”). SFAS 159 expands the use of fair value accounting but does not affect existing standards which require assets and liabilities to be carried at fair value. Under SFAS 159, a company may elect to use fair value to measure accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees, issued debt and other eligible financial instruments. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact, if any, that the adoption of SFAS 159 will have on the Company’s financial statements.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(dollars in millions)

2. Acquisitions

2006 Acquisitions

In May 2006, the Company completed two acquisitions for an aggregate purchase price of $50.7 (referred to collectively as the “2006 Acquisitions”). The excess of aggregate purchase price over the net assets acquired of $28.9 was allocated to goodwill. In connection with the completion of the valuation of the customer list intangibles in the fourth quarter of 2006, $9.4 was reclassified from goodwill to customer list intangible assets. In addition, the fair value of inventories and property and equipment were increased by $5.7 and $18.1, respectively. These acquisitions are described in more detail below.

On May 17, 2006, we purchased all of the assets and business operations of Port City Metal Services (“Port City”), located in Tulsa, Oklahoma, for approximately $41.3, which includes a $5.0 contingent payout provision that may be made in 2009 or earlier, subject to certain performance criteria. The maximum amount payable under the performance criteria has been accrued in accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”).

On May 12, 2006, we purchased all of the assets and operations of Dura-Loc Roofing Systems Limited (“Dura-Loc”) for approximately $10.4 Canadian dollars (approximately U.S. $9.4). Dura-Loc has one manufacturing facility located near Toronto, Ontario, Canada.

The results of operations of the 2006 Acquisitions are included in the Company’s consolidated results of operations beginning May 1, 2006 (Port City) and May 13, 2006 (Dura-Loc).

Pro Forma Results

The following unaudited pro forma information presents the Company’s consolidated results of operations for the three and six month periods ended June 30, 2006 as if the 2006 Acquisitions had occurred on January 1, 2006:

	Three Months Ended June 30, 2006	Six Months Ended June 30, 2006
Revenues	$464.4	$910.8
Net Income	12.9	16.0

3. Inventories

Inventories consist of the following:

	June 30, 2007	December 31, 2006
Raw materials—
Plates and Shapes	$226.9	$225.4
Flat Rolled and Non-Ferrous	126.1	136.2
Building Products	19.2	15.5

Total raw materials	372.2	377.1

Work-in-process and finished goods—
Plates and Shapes	—	—
Flat Rolled and Non-Ferrous	37.1	36.5
Building Products	26.9	33.7

Total work-in-process and finished goods	64.0	70.2

Total inventories	$436.2	$447.3

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(dollars in millions)

4. Intangible Assets

The carrying amounts of the Company’s intangible assets are as follows:

	June 30, 2007	December 31, 2006
Customer lists	$31.6	$31.6
Effect of foreign currency	0.2	—
Less: Accumulated amortization	(16.5)	(12.0)

	$15.3	$19.6

Patents	$0.6	$0.6
Less: Accumulated amortization	(0.4)	(0.3)

	$0.2	$0.3

Aggregate amortization expense for the three and six month periods ended June 30, 2007 and 2006 was $2.3, $4.6, $2.0 and $4.0, respectively.

The following table represents the total estimated amortization of customer list intangible assets, excluding the effect of foreign currency, for the five succeeding years:

For the Year Ending	Estimated Amortization Expense
2007 (remaining six months)	$4.3
2008	$5.5
2009	$3.2
2010	$1.8
2011	$0.3

5. Other Assets

Other assets consist of the following:

	June 30, 2007	December 31, 2006
Deferred financing costs	$9.7	$8.1
Deferred debt offering costs	11.2	11.9
Other	0.9	0.8

Total other assets	$21.8	$20.8

Aggregate amortization of debt issuance costs for the three and six months ended June 30, 2007 and 2006 was $0.8, $1.6, $0.6 and $1.2, respectively.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(dollars in millions)

6. Accrued Liabilities

Accrued liabilities consist of the following:

	June 30, 2007	December 31, 2006
Accrued salaries and employee benefits	$13.7	$17.0
Accrued income taxes	2.3	3.3
Accrued taxes, other than income	5.2	4.7
Accrued interest	8.3	5.1
Accrued insurance	4.0	3.4
Accrued audit and tax fees	1.4	1.5
Accrued warranty liability	0.5	1.1
Accrued lease terminations	0.7	0.9
Accrued management fees	6.3	7.7
Accrued Merger consideration—Predecessor common shares outstanding	8.4	8.5
Other	9.6	6.1

Total accrued liabilities	$60.4	$59.3

7. Debt

Debt consists of the following:

	June 30, 2007	December 31, 2006
Senior Secured Asset-Based Revolving Credit Facility (ABL facility)	$320.0	$329.0
11 1/8% senior secured notes due 2015 (Metals USA Notes)	275.0	275.0
Senior Floating Rate Toggle Notes due 2012 (2006 Notes)	145.6	144.8
Industrial Revenue Bond	5.7	5.7
Other	0.6	0.9

Total debt	746.9	755.4
Less—current portion of debt	0.2	0.5

Total long-term portion of debt	$746.7	$754.9

The weighted average interest rates under the ABL facility for the three and six months ended June 30, 2007 and 2006 were 7.37%, 7.34%, 6.97% and 6.71%, respectively.

Senior Secured Asset-Based Revolving Credit Facility

The ABL facility permits us to borrow on a revolving basis through November 30, 2011. Substantially all of our subsidiaries are borrowers under the ABL facility.

Prior to June 8, 2007, the ABL facility provided for borrowings, subject to a borrowing base calculation, of up to $450.0, which was comprised of $425.0 of Tranche A Commitments and $25.0 of the Tranche A-1 Commitments. While the Tranche A-1 Commitments are outstanding, the borrowing base is subject to greater advance rates than would be otherwise in effect.

On July 18, 2006, Amendment No. 1 to the loan and security agreement governing our ABL facility (“Amendment No. 1”) was executed to: (i) modify the fixed charge coverage ratio (“FCCR”) calculation solely

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(dollars in millions)

with respect to permitted acquisitions, by excluding all dividends from the calculation, (ii) allow the adjusted net income (loss) before interest, taxes, depreciation and amortization (“EBITDA”) (“Adjusted EBITDA” as defined in our credit agreements and the indenture governing the Metals USA Notes) of our Canadian subsidiary to be included in our FCCR calculation and (iii) change the definition of a qualified public offering to include an offering made by our parent company. This Amendment No. 1 did not have any impact on our current covenant compliance.

On June 8, 2007, we executed a second amendment to the ABL facility (the “June 2007 amendment”), which increased the commitment from $450.0 to $525.0, comprised of $500.0 of Tranche A Commitments and $25.0 of Tranche A-1 Commitments. Additionally, the June 2007 amendment reduced the borrowing cost on the Tranche A facility by 25 basis points, reduced the borrowing cost on the Tranche A-1 facility by 75 basis points and gave us the option to increase the Tranche A Commitments by $100.0. The June 2007 amendment did not have any impact on our current covenant compliance. Costs incurred in connection with the June 2007 amendment totaled $1.6, and are being amortized over the existing term of the ABL facility, which expires November 30, 2011.

The maximum availability under the ABL facility is based on eligible receivables and eligible inventory, subject to certain reserves. As of June 30, 2007, we had eligible collateral of $496.0, $320.0 in outstanding advances, $17.7 in open letters of credit and $119.8 of additional borrowing capacity.

The obligations under the ABL facility are guaranteed by the Company and certain of our domestic subsidiaries and are secured (i) on a first-priority lien basis by accounts receivable and inventory and (ii) on a second-priority lien basis by other assets, subject to certain exceptions and permitted liens.

The ABL facility bears interest with respect to loans utilizing the Tranche A Commitments at the bank’s base rate or the London Interbank Offered Rate (“LIBOR”), at our option, plus an applicable margin ranging between 1.00% and 1.75% as determined in accordance with the amended loan and security agreement governing the ABL facility. The ABL facility bears interest with respect to the Tranche A-1 Commitments at the bank’s base rate or LIBOR, at our option, plus an applicable margin of 2.75% under the June 2007 amendment. The marginal rates related to the Tranche A Commitments will vary with our financial performance as measured by the FCCR. The FCCR is determined by dividing (i) the sum of Adjusted EBITDA (as defined by the loan and security agreement governing the ABL facility) minus income taxes paid in cash minus non-financed capital expenditures by (ii) the sum of certain distributions paid in cash, cash interest expense and scheduled principal reductions on debt. As long as our borrowing availability is $45.0 or greater, we do not have to maintain a minimum fixed charge coverage ratio. Should borrowing availability fall below $45.0, we must maintain a fixed charge coverage ratio of at least 1.0 to 1.0. As of June 30, 2007, our FCCR was 1.64.

Interest on base rate loans is payable on the last day of each quarter. Interest on LIBOR loans is payable on maturity of the LIBOR loan or on the last day of the quarter if the term of the LIBOR loan exceeds 90 days. A commitment fee of 0.25% per annum is payable on any unused commitments under the ABL facility. The applicable base rate and the effective LIBOR rate for the Tranche A Commitments and Tranche A-1 Commitments were 8.25% and 5.36%, respectively, as of June 30, 2007.

The loan and security agreement governing the ABL facility requires us to comply with limited affirmative, negative and subjective covenants, the most significant of which are: (i) the maintenance of a borrowing base availability of at least $45.0, or, if such required borrowing base availability is not maintained, the maintenance of the FCCR, (ii) restrictions on additional indebtedness and (iii) restrictions on liens, guarantees and quarterly dividends. There are no limitations with respect to capital expenditures.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(dollars in millions)

The loan and security agreement governing the ABL facility provides for up to $15.0 of swingline loans and up to $100.0 for the issuance of letters of credit. Both the face amount of any outstanding letters of credit and any swingline loans will reduce borrowing availability under the ABL facility on a dollar-for-dollar basis.

The ABL facility contains customary representations, warranties and covenants as a precondition to lending, which includes a material adverse change in the business, limitations on our ability to incur or guarantee additional debt, subject to certain exceptions, pay dividends, or make redemptions and repurchases with respect to capital stock, create or incur certain liens, make certain loans or investments, make acquisitions or investments, engage in mergers, acquisitions, asset sales and sale lease-back transactions, and engage in certain transactions with affiliates. In addition, the ABL facility requires a lock-box arrangement, which in the absence of default, is controlled by the Company.

The ABL facility contains events of default with respect to: default in payment of principal when due, default in the payment of interest, fees or other amounts after a specified grace period, material breach of the representations or warranties, default in the performance of specified covenants, failure to make any payment when due under any indebtedness with a principal amount in excess of a specified amount, certain bankruptcy events, certain ERISA violations, invalidity of certain security agreements or guarantees, material judgments or a change of control. In the event of default the agreement may permit the lenders to: (i) restrict the account or refuse to make revolving loans; (ii) cause customer receipts to be applied against borrowings under the ABL facility causing the Company to suffer a rapid loss of liquidity and the ability to operate on a day-to-day basis; (iii) restrict or refuse to provide letters of credit; or ultimately: (iv) terminate the commitments and the agreement; or (v) declare any or all obligations to be immediately due and payable if such default is not cured in the specified period required. Any payment default or acceleration under the ABL facility would also result in a default under the Metals USA Notes that would provide the holders of the Metals USA Notes with the right to demand immediate repayment. We are in compliance with all covenants as of June 30, 2007.

Costs related to the establishment of the ABL facility, in addition to subsequent amendments to the ABL facility, were capitalized and are being charged to interest expense over the life of the ABL facility. Unamortized issuance costs of $9.7 as of June 30, 2007, are included in other non-current assets.

11 1/8% Senior Secured Notes Due 2015

On November 30, 2005, Flag Acquisition sold $275.0 aggregate principal amount of the Metals USA Notes. The Metals USA Notes bear interest at a rate per annum equal to 11 1/8%, payable semi-annually in arrears, on June 1 and December 1 of each year, commencing on June 1, 2006. The Metals USA Notes will mature on December 1, 2015. We may redeem some or all of the Metals USA Notes at any time on or after December 1, 2010 at a predetermined redemption price plus accrued and unpaid interest and additional interest, if any, to the applicable redemption date. In addition, on or prior to December 1, 2008, we may redeem up to 35% of the aggregate principal amount of the Metals USA Notes with the net proceeds of certain equity offerings. If we experience a change of control and we do not redeem the Metals USA Notes, we will be required to make an offer to repurchase the Metals USA Notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase.

As a result of the Merger, Metals USA assumed the obligations of Flag Acquisition including the Metals USA Notes. All domestic operating subsidiaries of Metals USA have agreed, jointly and severally with Flag Intermediate (“Guarantors”), to unconditionally and irrevocably guarantee Metals USA’s obligations under the Metals USA Notes and Indenture Agreement dated as of November 30, 2005. Additionally, Flag Intermediate has unconditionally guaranteed to be a primary obligor of the due and punctual payment and performance of the obligations under the indenture.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(dollars in millions)

Metals USA Holdings is not a guarantor of the Metals USA Notes. There is a limitation on the amount of funds which can be transferred by the Guarantors to Metals USA Holdings in the form of dividends. The amount of dividends available for distribution to Metals USA Holdings was $35.3 as of June 30, 2007. Such amount available for distribution shall be increased by an amount equal to 50% of Consolidated Net Income or reduced by an amount equal to 100% of Consolidated Net Loss. Condensed consolidating financial statements for Metals USA Holdings and its direct and indirect subsidiaries, all of which are wholly owned, are not presented as Metals USA Holdings has no significant independent assets or operations.

The indebtedness evidenced by the Metals USA Notes and the guarantees will rank: equally with all of our and the Guarantors’ existing and future senior indebtedness; junior in priority as to collateral that secures the ABL facility on a first-priority lien basis with respect to our and the Guarantors’ obligations under the ABL facility, any other debt incurred after December 1, 2005 that has a priority security interest relative to the Metals USA Notes in the collateral that secures the ABL facility, any hedging obligations related to the foregoing debt and all cash management obligations incurred with any lender under the ABL facility; equal in priority as to collateral that secures the Metals USA Notes and the guarantees on a first-priority lien basis with respect to our and the Guarantors’ obligations under any other equivalent priority lien obligations incurred after December 1, 2005; and senior to all of our and the Guarantors’ existing and future subordinated indebtedness. The Metals USA Notes will also be effectively junior to the liabilities of the non-guarantor subsidiaries.

The Metals USA Notes contain representations, warranties and covenants that are customary for debt instruments, including limitations on our or the guarantors’ ability to incur or guarantee additional debt, subject to certain exceptions, pay dividends, or make redemptions and repurchases with respect to capital stock, create or incur certain liens, make certain loans or investments, make acquisitions or investments, engage in mergers, acquisitions, asset sales and sale lease-back transactions, and engage in certain transactions with affiliates.

The Metals USA Notes contain events of default with respect to: default in payment of principal when due, default in the payment of interest, fees or other amounts after a specified grace period, material breach of the representations or warranties, default in the performance of specified covenants, failure to make any payment when due under any indebtedness with a principal amount in excess of a specified amount, certain bankruptcy events, certain ERISA violations, invalidity of certain security agreements or guarantees, material judgments, or a change of control. We are in compliance with all covenants as of June 30, 2007.

On August 7, 2006, we commenced an exchange offer to exchange the privately placed Metals USA Notes for substantially identical Metals USA Notes registered under the Securities Act. The exchange offer was completed on September 5, 2006.

Costs related to the establishment of the Metals USA Notes were capitalized and are being charged to interest expense over the life of the Metals USA Notes. Unamortized issuance costs of $7.4 as of June 30, 2007, are included in other non-current assets.

Industrial Revenue Bond

The Industrial Revenue Bond (“IRB”) is payable on May 1, 2016 in one lump sum payment. The interest rate assessed on the IRB varies from month to month and was 3.87% at June 30, 2007. The IRB is secured by real estate and equipment acquired with proceeds from the IRB. The IRB places various restrictions on certain of our subsidiaries, including but not limited to maintenance of required insurance coverage, maintenance of certain financial ratios, limits on capital expenditures and maintenance of tangible net worth and is supported by a letter of credit. We are in compliance with all covenants as of June 30, 2007.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(dollars in millions)

Senior Floating Rate Toggle Notes due 2012

During December 2006, Metals USA Holdings issued $150.0 initial aggregate principal amount of Senior Floating Rate Toggle Notes due 2012 (the “2006 Notes”). The 2006 Notes were senior unsecured obligations that were not guaranteed by any of Metals USA Holdings’ subsidiaries. As such, the 2006 Notes were structurally subordinated to all indebtedness and other liabilities (including trade payables) of Metals USA Holdings’ subsidiaries.

Because Metals USA Holdings’ principal asset is its investment in Flag Intermediate, Flag Intermediate provided funds to service the 2006 Notes through payment of quarterly dividends to Metals USA Holdings. On April 16, 2007, Flag Intermediate paid Metals USA Holdings a $5.3 dividend to finance the initial quarterly interest payment on the 2006 Notes.

In connection with the issuance of the 2007 Notes discussed below, Metals USA Holdings discharged its obligations under the indenture related to the previously issued 2006 Notes by depositing with the trustee for the 2006 Notes (i) an irrevocable notice of redemption of the 2006 Notes and (ii) cash and United States government securities in an amount necessary to yield on August 9, 2007 approximately $156.0, which represents all amounts payable under the indenture relating to the 2006 Notes on the August 9, 2007 redemption date.

On July 10, 2007, Metals USA Holdings issued $300.0 initial aggregate principal amount of Senior Floating Rate Toggle Notes due 2012 (the “2007 Notes”). The 2007 Notes are senior unsecured obligations that are not guaranteed by any of Metals USA Holdings’ subsidiaries. As such, the 2007 Notes are structurally subordinated to all indebtedness and other liabilities (including trade payables) of Metals USA Holdings’ subsidiaries.

The initial four interest payments on the 2007 Notes are payable solely in cash. For any interest period thereafter, Metals USA Holdings may elect to pay interest (1) entirely in cash or (2) entirely by increasing the principal amount of the 2007 Notes or issuing new 2007 Notes (“PIK Interest”), or (3) on 50% of the outstanding principal amount of the 2007 Notes in cash and on 50% of the outstanding principal amount of the 2007 Notes by increasing the principal amount of the outstanding 2007 Notes or by issuing new 2007 Notes (“Partial PIK Interest”). Cash interest on the 2007 Notes will accrue at a rate per annum, reset quarterly, equal to LIBOR plus a spread of 6.00%, which increases by 0.25% to 6.25% in year 2, by 0.50% to 6.50% in year 3, and by 0.75% to 6.75% in year 4. In the event PIK Interest is paid on the 2007 Notes after the first four interest periods, the then-applicable margin over LIBOR on the 2007 Notes would increase by 0.75% for each period in which PIK Interest is paid. If Metals USA Holdings elects to pay any PIK Interest, Metals USA Holdings will increase the principal amount on the 2007 Notes or issue new 2007 Notes in an amount equal to the amount of PIK Interest for the applicable interest payment period to holders of the 2007 Notes on the relevant record date.

Flag Intermediate plans to provide funds to service the 2007 Notes through payment of quarterly dividends to Metals USA Holdings. On October 1, 2007, Flag Intermediate expects to pay Metals USA Holdings a $7.7 dividend to finance the initial quarterly interest payment on the 2007 Notes.

The terms of the ABL facility, as well as the indenture governing the Metals USA Notes, restrict Flag Intermediate and certain of its subsidiaries from making payments or transferring assets to Metals USA Holdings, including dividends, loans, or distributions. Such restrictions include prohibition of dividends in an event of default and limitations on the total amount of dividends paid to Metals USA Holdings. In the event these agreements do not permit Flag Intermediate to provide Metals USA Holdings with sufficient distributions to fund interest and principal payments on the 2007 Notes when due, Metals USA Holdings may default on its notes unless other sources of funding are available. Amounts available under these restricted payment provisions amounted to $35.3 under the indenture governing the Metals USA Notes and $60.0 under the loan and security agreement governing the ABL facility as of June 30, 2007.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(dollars in millions)

On or after January 15, 2008, Metals USA Holdings may redeem some or all of the 2007 Notes at certain redemption prices, plus accrued and unpaid interest and additional interest, if any, to the redemption date. If Metals USA Holdings makes certain public offerings, sales or issuances of common stock, and does not redeem the 2007 Notes, it will be required to make an offer to repurchase the maximum principal amount of the 2007 Notes that may be purchased out of the proceeds thereof, at a price equal to 100% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase.

The indenture governing the 2007 Notes contains covenants that, among other things, limit Metals USA Holdings’ ability and the ability of certain of its subsidiaries to incur or guarantee additional indebtedness or issue disqualified or preferred stock, repurchase or redeem capital stock or subordinated indebtedness, pay dividends or make distributions to its stockholders, incur restrictions on the ability of its subsidiaries to pay dividends or to make other payments to Metals USA Holdings, transfer or sell assets, create liens, enter into transactions with affiliates, make investments or acquisitions, and merge or consolidate with other companies or transfer all or substantially all of its assets.

Metals USA Holdings has agreed to file an exchange offer registration statement within 210 days of the issuance of the 2007 Notes to exchange the 2007 Notes for a new issue of substantially identical debt securities registered under the Securities Act. Metals USA Holdings has also agreed to file a shelf registration statement to cover resales of the 2007 Notes under certain circumstances. If Metals USA Holdings fails to satisfy these obligations, it has agreed to pay additional interest to the holders of the 2007 Notes under certain circumstances.

Costs of approximately $4.4 related to the establishment of the 2007 Notes were capitalized and are being charged to interest expense over the life of the 2007 Notes.

8. Stockholder’s Equity

Common Stock—In accordance with its Certificate of Incorporation dated May 9, 2005, and as amended on November 28, 2005, Metals USA Holdings was authorized to issue 30,000,000 shares of capital stock, all of which were shares of common stock, $.01 par value. At June 30, 2007, 14,066,400 shares were issued and outstanding.

January 2007 Dividend—On January 3, 2007, Metals USA Holdings used the net proceeds from the issuance of the 2006 Notes, as well as $8.2 of additional borrowings under the ABL facility, to pay a cash dividend of approximately $144.8 to its stockholders, which include Apollo and certain members of our management, to make a cash payment (partially in lieu of the cash dividend) of $4.2 to its vested stock option holders (the cash payment and the cash dividend are referred to collectively as the “January 2007 Dividend”), which include certain members of our management, and to pay fees and expenses related to the issuance of the 2006 Notes, including a $1.5 non-recurring transaction fee to Apollo.

In connection with the January 2007 Dividend, the outstanding employee stock options under the Amended and Restated 2005 Stock Incentive Plan were adjusted a second time (see Note 9 for a discussion of the adjustments to the stock options). The combination of the reduction of the per share exercise price of the stock options and the cash payment to vested stock option holders was, on a per share basis, approximately equal to the per share amount of the dividend.

Because the payment of the January 2007 Dividend resulted in the internal rate of return of the funds managed by Apollo with respect to its investment in Metals USA Holdings to be near 25%, the Board of Directors exercised its discretion under the Amended and Restated 2005 Stock Incentive Plan to vest all of the outstanding Tranche B options. In addition, the Board of Directors exercised its discretion to vest Tranche A

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(dollars in millions)

options granted to directors affiliated with Apollo. In connection with the accelerated vesting of these options, we were required to recognize $1.8 of non-cash stock-based compensation expense, net of related tax effects, in the first quarter of 2007.

July 2007 Dividend—On July 10, 2007, Metals USA Holdings used the net proceeds from the issuance of the 2007 Notes, as well as approximately $8.3 of additional borrowings under the ABL facility, to redeem the 2006 Notes (for approximately $150.0 plus accrued and unpaid interest of approximately $5.4—see Note 7 for further discussion of the 2006 Notes redemption), to pay a cash dividend of approximately $130.3 to its stockholders, which include Apollo and certain members of management, to make a cash payment (partially in lieu of the cash dividend) of approximately $9.2 to its stock option holders (the cash payment and the cash dividend are referred to collectively as the “July 2007 Dividend”), which include certain members of our management, and to pay fees and expenses related to the offering of the 2007 Notes.

The cash payment to holders of outstanding options to acquire shares of Metals USA Holdings’ common stock was made to equitably adjust such option holders by the Metals USA Holdings Board of Directors pursuant to the exercise of its discretion to preserve the rights of options holders under the Metals USA Holdings Amended and Restated 2005 Stock Incentive Plan. In connection therewith, stock option holders were paid approximately $9.25 per option on outstanding options (an amount equal to the per-share amount of the July 2007 Dividend), for a total of approximately $9.2.

9. Stock-Based Compensation

Metals USA Holdings’ Amended and Restated 2005 Stock and Incentive Plan (the “Plan”) permits the issuance of options and restricted stock awards on Metals USA Holding’s stock to employees and directors of, or consultants to, the Company, except that consultants may only receive awards with the consent of the president of Metals USA. As a result of the options and restricted stock awards being issued to employees and directors of the Company, we are required to reflect the stock-based compensation expense related to these options and restricted stock awards within its consolidated statements of operations. A total of $0.2 and $3.3 was recorded as stock-based employee compensation during the three and six months ended June 30, 2007, respectively. A total of $0.3 and $0.6 was recorded as stock-based employee compensation during the three and six months ended June 30, 2006, respectively.

On January 3, 2007, the Board of Directors of Metals USA Holdings adopted the Metals USA Holdings Corp. 2006 Deferred Compensation Plan (the “Deferred Compensation Plan”). The Deferred Compensation Plan was adopted in connection with the January 2007 Dividend, and credits to individual accounts established for stock option holders an amount equal to $6.56 per share on certain unvested options, for a total of approximately $2.3. Payment of this liability is subject to continued employment for two years following the adoption date, and will be paid in one lump sum upon completion of such period. Expense of $1.4 related to the Deferred Compensation Plan will be recognized over a two-year vesting period beginning on the date of adoption of the Deferred Compensation Plan. A total of $0.1 and $0.4 was recorded as deferred compensation during the three and six months ended June 30, 2007, respectively.

Description of Share Option Plan

The Plan has reserved for issuance up to 1.4 million shares of common stock. Metals USA Holdings believes that the granting of such awards promotes an increasing personal interest in furthering the growth and success of Metals USA Holdings, and to provide a means of rewarding outstanding performance by such persons to the Company and/or its subsidiaries. The Plan has two tranches of options, Tranche A and Tranche B.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(dollars in millions)

Tranche A options vest on a pro-rata basis over five years, have a term of ten years, and expire if not exercised. Tranche B options, which include both a service and a performance condition, vest on the eighth anniversary of the date of grant or earlier dependent on the satisfaction of an internal rate of return on capital invested, have a term of ten years from date of grant, and expire if not exercised. Awards are generally granted with an exercise price equal to the fair value of Metals USA Holdings’ stock at the date of grant. The fair value of the stock is a calculated value based on the date of each of the respective grants using a combination of discounted cash flows and financial metrics from companies with similar characteristics of Metals USA Holdings. Certain option and share awards provide for accelerated vesting if there is a change in control (as defined in the Plan).

In connection with a $25.0 dividend paid to Metals USA Holdings’ stockholders in May 2006 (the “May 2006 dividend”) and pursuant to the Plan’s provisions of rights preservation, the Board of Directors modified the outstanding options by reducing the per share exercise price by $1.78 in order to retain the participants’ rights proportionate with those prior to the dividend payment. This reduction did not result in additional compensation expense.

In connection with the January 2007 Dividend, the outstanding employee stock options under the Plan were adjusted a second time by an amount approximately equal to the per share amount of this dividend. The per share exercise price of the options granted on November 30, 2005, was decreased by $4.22 to $4.00 and the per share exercise price of the options granted on March 17, 2006, was reduced by $4.89 to $4.00. Option holders received the approximate balance of the January 2007 Dividend as a cash payment with respect to vested options and, as more fully described above, as a contribution to the deferred compensation plan with respect to unvested options.

Because the payment of the January 2007 Dividend resulted in the internal rate of return of the funds managed by Apollo with respect to its investment in Metals USA Holdings to be near 25%, the Board of Directors exercised its discretion under the Plan to vest all of the outstanding Tranche B options. In addition, the Board of Directors exercised its discretion to vest all Tranche A options granted to directors affiliated with Apollo. In connection with the accelerated vesting of these options, we recognized $1.8 of non-cash stock-based compensation expense, net of related tax effects, in the first quarter of 2007.

Tranche A Options

The fair value of option awards are estimated on the date of grant using a Black-Scholes option valuation model. Estimates of expected long-term volatilities are based on the historical volatilities of four comparable companies’ publicly traded stock, with financial characteristics similar to Metals USA Holdings, for a period that approximates the expected term of the options being valued. The historical volatilities of comparable companies were used because Metals USA Holdings’ stock is not publicly traded, and it has no historical volatility data. The volatilities were calculated by averaging the four companies’ historical volatilities over the expected term of the options through the date of the option grant. Because the Company did not have sufficient historical exercise data on which to estimate future experience, we used the simplified measure to establish the expected term of the options, which is a term equal to the average of the vesting term and the contractual term. A forfeiture rate of five percent was established based on management’s expectations. The risk-free rate for periods within the expected term of the option is based on daily U.S. Treasury securities at 7-year constant maturity rates.

No options were granted during the six months ended June 30, 2007. The following is a summary of valuation assumptions for Tranche A option grants during the six months ended June 30, 2006:

Expected dividend yield	0%
Expected stock price volatility	54.9%
Risk free interest rate	4.3-4.6%
Expected life of options (in years)	6.5

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(dollars in millions)

The following is a summary of stock option activity for Tranche A options for the six-month period ended June 30, 2007:

	Weighted Average Fair Value	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Options
Balance, December 31, 2006	$6.58	$8.24		597,755
Granted	—	—		—
Exercised	—	—		—
Canceled or expired	—	—		—

Balance, June 30, 2007	$6.58	$4.00	8.5	597,755

Vested and Exercisable as of:
June 30, 2007		$4.00	8.5	247,552

A summary of nonvested Tranche A stock options for the six-month period ended June 30, 2007, is presented below:

	Weighted Average Grant – Date Fair Value	Number of Options
Nonvested at December 31, 2006	$6.58	482,282
Granted	—	—
Vested	6.58	132,079
Exercised	—	—
Canceled or expired	—	—

Nonvested at June 30, 2007	$6.58	350,203

As of June 30, 2007, there was $2.0 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Tranche A options, which will be amortized over a remaining period of 3.4 years.

Tranche B Options

Tranche B options, which include both a service and a performance condition, vest on the eighth anniversary of the date of grant or earlier dependent on the satisfaction of an internal rate of return on capital invested, and have a term of ten years from the date of grant. Awards are generally granted with an exercise price equal to the fair value of Metals USA Holdings’ stock at the date of grant.

The performance condition of the Tranche B options is satisfied when the Investor Internal Rate of Return (“IRR”) on the funds managed by Apollo with respect to its investment in us equals or exceeds 25% prior to the eighth anniversary.

The fair value of the Tranche B options was estimated on the date of grant using the same option valuation model used for the Tranche A options. If the performance condition is satisfied, the options will vest immediately at the date of satisfaction and all related expense will concurrently be recognized. As discussed above, the Board of Directors exercised its discretion under the Plan to vest all of the outstanding Tranche B options in January 2007.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(dollars in millions)

The input assumptions used to determine the fair value of the Tranche B options were essentially the same as those used to value the Tranche A options discussed above, except that the expected term was established at 8 years. The risk-free rate for periods within expected term of the option is based on daily U.S. Treasury securities at 10-year constant maturity rates.

No options were granted during the six months ended June 30, 2007. The following is a summary of valuation assumptions for Tranche B option grants during the six months ended June 30, 2006:

Expected dividend yield	0%
Expected stock price volatility	54.3%
Risk free interest rate	4.7%
Expected life of options (in years)	8.0

The following is a summary of stock option activity for Tranche B options for the six-month period ended June 30, 2007:

	Weighted Average Fair Value	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Options
Balance, December 31, 2006	$6.92	$8.26		397,756
Granted	—	—		—
Exercised	—	—		—
Canceled or expired	—	—		—

Balance, June 30, 2007	$6.92	$4.00	8.4	397,756

Vested and Exercisable as of:
June 30, 2007		$4.00	8.4	397,756

A summary of nonvested Tranche B stock options for the six-month period ended June 30, 2007, is presented below:

	Weighted Average Grant – Date Fair Value	Number of Options
Nonvested at December 31, 2006	$6.92	397,756
Granted	—	—
Vested	6.92	(397,756)
Exercised	—	—
Canceled or expired	—	—

Nonvested at June 30, 2007	$—	—

Restricted Stock

The Plan allows for grants of restricted stock as long-term compensation for directors and employees of, or consultants to, the Company or any of its subsidiaries. Grants of restricted stock have a vesting period that is determined at the discretion of the Board of Directors. The Company amortizes stock-based compensation expense associated with restricted stock ratably over the vesting period.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(dollars in millions)

As of June 30, 2007, 13,600 shares of nonvested restricted stock were outstanding. For the six-month period ended June 30, 2007, no shares were granted. Total unrecognized compensation cost related to nonvested restricted stock was not material at June 30, 2007, and will be amortized over the five-month period from July 1, 2007 through November 30, 2007.

10. Income Taxes

We adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), on January 1, 2007. As a result of the implementation of FIN 48, we recognized a decrease of $3.1 to the January 1, 2007 balance of retained earnings. As of the date of adoption, our unrecognized tax benefits totaled $10.8. The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $3.2 at the date of adoption. As of June 30, 2007, our unrecognized tax benefits totaled $11.6, and based on the contingent and uncertain nature of our liability, we are unable to make an estimate of the period of potential cash settlement, if any, with respective taxing authorities.

We file numerous consolidated and separate income tax returns in the United States and various foreign jurisdictions. We are no longer subject to U.S. Federal income tax examinations for years before 2002 and are no longer subject to state and local, or foreign income tax examinations for years before 2000.

We recognize potential accrued interest and penalties related to unrecognized tax benefits in income tax expense. In connection with the adoption of FIN 48, we recognized approximately $1.7 of accrued interest and penalties at January 1, 2007.

We expect total unrecognized benefits to decrease by $1.0 to $1.5 over the next twelve months due to the expiration of the statute of limitation for a filing position.

11. Segment and Related Information

The following tables show summarized financial information concerning our reportable segments. The amounts shown as an operating loss under the column heading “Corporate and Other” consist primarily of general and administrative costs that are not allocated to the segments. Goodwill and customer list intangible assets resulting from the Merger are assigned to reporting units solely for testing for impairment. The reconciliation of operating income to net income before income taxes is shown within the Consolidated Statements of Operations and therefore is not separately presented.

	Three Months Ended June 30,
	Plates and Shapes	Flat Rolled and Non- Ferrous	Building Products	Corporate and Other	Total
2007:
Net sales	$226.4	$213.0	$45.0	$(3.5)	$480.9
Operating income (loss)	27.0	16.5	3.2	(7.3)	39.4
Capital expenditures	4.1	0.9	0.4	0.1	5.5
Depreciation and amortization(1)	2.2	0.9	0.6	1.8	5.5
2006:
Net sales	$219.7	$189.6	$54.0	$(5.1)	$458.2
Operating income (loss)	27.1	10.6	6.7	(7.8)	36.6
Capital expenditures	1.0	1.2	1.0	0.1	3.3
Depreciation and amortization(1)	1.4	1.0	0.2	2.2	4.8

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(dollars in millions)

	Six Months Ended June 30,
	Plates and Shapes	Flat Rolled and Non- Ferrous	Building Products	Corporate and Other	Total
2007:
Net sales	$447.4	$424.5	$79.3	$(7.7)	$943.5
Operating income (loss)	50.5	30.4	1.3	(17.3)	64.9
Capital expenditures	8.2	1.5	1.0	0.3	11.0
Depreciation and amortization(1)	4.5	1.8	1.1	3.6	11.0
2006:
Net sales	$418.1	$381.1	$99.5	$(10.9)	$887.8
Operating income (loss)	44.3	16.8	6.3	(15.3)	52.1
Capital expenditures	2.9	1.8	2.1	0.2	7.0
Depreciation and amortization(1)	2.5	1.9	0.4	4.4	9.2

(1)	Includes depreciation expense reflected in cost of goods sold for the Building Products Group.

	June 30, 2007	December 31, 2006
Total Assets:
Plates and Shapes	$463.0	$452.2
Flat Rolled and Non-Ferrous	333.4	331.7
Building Products	99.0	102.6
Corporate and Other	98.4	240.5

Consolidated	993.8	1,127.0

Goodwill:
Plates and Shapes	$16.4	$16.4
Flat Rolled and Non-Ferrous	—	—
Building Products	2.3	3.4
Corporate and Other	26.5	27.3

Consolidated	45.2	47.1

Corporate goodwill was reduced $0.8 during the six months ended June 30, 2007 to recognize tax benefits related to pre-bankruptcy goodwill of Metals USA prior to the Merger. Adjustments to goodwill related to our Building Products segment for the six months ended June 30, 2007 consisted of an increase of $0.3 due to the effect of foreign currency, offset by a decrease of $1.4 related to the settlement of warranty liabilities established for Dura-Loc products prior to our 2006 acquisition of Dura-Loc in connection with a settlement agreement we executed with the former stockholders of Dura-Loc in June 2007 that relieves us of any future obligations or liabilities related to Dura-Loc products sold prior to our May 2006 acquisition of Dura-Loc.

12. Commitments and Contingencies

Letters of Credit

Letters of credit outstanding at June 30, 2007 consist of a letter of credit in the amount of $5.8 in conjunction with the IRB (see Note 7) and other letters of credit aggregating $11.9 (total letters of credit of $17.7 at June 30, 2007). Other letters of credit consist primarily of collateral support for our property and casualty insurance program. All letters of credit reduce the amount available to borrow under the ABL facility.

Dividends Relating to and Redemption of 2006 Notes; Dividends Relating to 2007 Notes

See Note 7 for a discussion of the extent to which Metals USA Holdings is dependent on Flag Intermediate’s cash flows to service its debt.

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(dollars in millions)

Contingencies

From time to time, we are involved in a variety of claims, lawsuits and other disputes arising in the ordinary course of business. We believe the resolution of these matters and the incurrence of their related costs and expenses should not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

13. Related Party Transactions

Upon completion of the Merger, we and Metals USA Holdings entered into a management agreement with Apollo under which Apollo or its affiliates provide us with management services. Pursuant to the agreement, Apollo receives an annual management fee equal to $2.0, payable on March 15 of every year, starting on March 15, 2006. The management agreement will terminate on December 31, 2012, unless terminated earlier by Apollo. Apollo elected to waive $0.5 of the annual management fee indefinitely, but reserved the right to revoke this waiver. The payment obligation has been recorded as a current liability (see Note 6) at the present value of minimum future annual payments of $1.5. A discount rate of 6.1% was used in the determination of present value, which approximated our incremental borrowing rate at the inception of the agreement. Deferred management fees of $8.6 have been recorded as a current asset, and are being amortized on a straight-line basis over the term of the agreement. For the three and six-month periods ended June 30, 2007, amortization of deferred management fees were $0.3 and $0.6, respectively, with $0.2 and $0.4, respectively, recorded as an administrative expense and $0.1 and $0.2, respectively, recorded as interest expense. For the three and six-month periods ended June 30, 2006, amortization of deferred management fees were $0.3 and $0.6, respectively, with $0.2 and $0.4, respectively, recorded as an administrative expense and $0.1 and $0.2, respectively, recorded as interest expense.

The management agreement also provides that affiliates of Apollo will be entitled to receive a fee in connection with certain subsequent financing, acquisition, disposition and change of control transactions with a value of $25.0 or more, with such fee to be equal to 1% of the gross transaction value of any such transaction. In connection with the issuance of the 2006 Notes, Apollo was paid a fee of $1.5. Apollo elected to waive a transaction fee of $3.0 payable in connection with the issuance of the 2007 Notes.

Upon a termination of the management agreement prior to December 31, 2012, Apollo will be entitled to receive the present value of (a) $14.0, less (b) the aggregate amount of management fees that were paid to it under the agreement prior to such termination, and less (c) management fees waived. Both the management agreement and transaction fee agreement contain customary indemnification provisions in favor of Apollo and its affiliates, as well as expense reimbursement provisions with respect to expenses incurred by Apollo and its affiliates in connection with its performance of services thereunder.

14. Comprehensive Income

The following table sets forth comprehensive income.

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Net income	$11.7	$13.9	$15.5	$16.0
Other comprehensive income:
Foreign currency translation adjustments, net of tax	0.5	—	0.8	—

Total comprehensive income	$12.2	$13.9	$16.3	$16.0

METALS USA HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—Continued

(dollars in millions)

15. Subsequent Events

On July 2, 2007, we purchased the business operations of Lynch Metals, Inc. and Lynch Metals of California, Inc. (collectively “Lynch Metals”) for approximately $43.0. The purchase price was funded by borrowings under the ABL facility, $39.0 of which was paid at closing, and approximately $4.0 of which is deferred and will be paid in various installments over the next two years. The excess of the aggregate purchase price over the estimated net assets acquired was approximately $35.0, which was allocated to goodwill. The estimated amount of goodwill and related allocation of assets and liabilities acquired and assumed are not final and are subject to change based on final valuations and appraisals of such items as intangible assets and property, plant and equipment.

Lynch Metals is a specialty aluminum service center and processor with locations in New Jersey and California and fiscal 2006 sales of approximately $31.2.

In connection with the issuance of the 2007 Notes discussed below, Metals USA Holdings discharged its obligations under the indenture related to the previously issued 2006 Notes by depositing with the trustee for the 2006 Notes (i) an irrevocable notice of redemption of the 2006 Notes and (ii) cash and United States government securities in an amount necessary to yield on August 9, 2007 approximately $156.0, which represents all amounts payable under the indenture relating to the 2006 Notes on the August 9, 2007 redemption date.

On July 10, 2007, Metals USA Holdings issued $300.0 initial aggregate principal amount of Senior Floating Rate Toggle Notes due 2012 (the “2007 Notes”). The 2007 Notes are senior unsecured obligations that are not guaranteed by any of Metals USA Holdings’ subsidiaries. As such, the 2007 Notes are structurally subordinated to all indebtedness and other liabilities (including trade payables) of Metals USA Holdings’ subsidiaries.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Metals USA Holdings Corp. is a Delaware corporation. Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against any expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for breach of a director’s fiduciary duty. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act on good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty.

Our Amended and Restated Certificate of Incorporation (as amended and restated, the “Certificate of Incorporation”) contains a provision which eliminates the personal liability of our directors to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. In addition, our Certificate of Incorporation and our Amended and Restated Bylaws (as amended and restated, the “Bylaws”), subject to certain exemptions and conditions, require us to indemnify to the full extent permitted by the laws of the State of Delaware in the event each person who is involved in legal proceedings by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. We are also required to advance to such persons expenses incurred in defending a proceeding to which indemnification might apply, provided the recipient provides an undertaking agreeing to repay all such advanced amounts if it is ultimately determined that he is not entitled to be indemnified. In addition, the Bylaws specifically provide that the indemnification rights granted thereunder are non-exclusive.

We currently have an insurance policy covering our directors and officers to insure against certain losses incurred by them.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated May 18, 2005 between Metals USA, Inc., Flag Acquisition Corporation and Flag Intermediate Corporation (incorporated herein by reference to Exhibit 2.1 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

3.1	Certificate of Incorporation of Metals USA Holdings Corp., as amended

3.2	Bylaws of Metals USA Holdings Corp.

4.1	Indenture, dated July 10, 2007, between Metals USA Holdings Corp. and Wells Fargo Bank, N.A., as trustee

4.2	Registration Rights Agreement, dated as of July 10, 2007, by and among Metals USA Holding Corp. and UBS Securities LLC

4.3	Form of Senior Floating Rate Toggle Note Due 2012 (included in Exhibit 4.1)

5.1*	Opinion of Akin Gump Strauss Hauer & Feld LLP as to the legality and binding effect of the notes

10.1	Indenture, dated November 30, 2005, by and among Metals USA, Inc. (formerly Flag Acquisition Corporation), Flag Intermediate Holdings Corporation, the Subsidiary Guarantors and Wells Fargo Bank, N.A., as trustee and Notes Collateral Agent (incorporated herein by reference to Exhibit 4.6 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.2	Supplemental Indenture dated as of November 30, 2005, among Metals USA, Inc., Flag Intermediate Holdings Corporation, the Subsidiary Guarantors and Wells Fargo Bank, N.A., as Trustee and Notes Collateral Agent (incorporated herein by reference to Exhibit 4.9 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.3	Second Supplemental Indenture, dated as of March 30, 2006, among MUSA Newark, LLC, Metals USA, Inc., Flag Intermediate Holdings Corporation and Wells Fargo Bank, N.A., as Trustee and Notes Collateral Agent (incorporated herein by reference to Exhibit 4.10 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.4	Third Supplemental Indenture, dated as of June 20, 2006, among Metals USA International Holdings, Inc., Flag Intermediate Holdings Corporation and Wells Fargo Bank, N.A., as Trustee and Notes Collateral Agent (incorporated herein by reference to Exhibit 4.11 to Amendment No. 3 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on August 1, 2006)

10.5	Loan and Security Agreement, dated as of November 30, 2005, among each of the Lenders party thereto, Credit Suisse, as the Administrative Agent, Bank of America, N.A., as the Collateral Agent, Flag Intermediate Holdings Corporation, Metals USA, Inc. (formerly Flag Acquisition Corporation) and certain Subsidiaries of Metals USA, Inc. party thereto (incorporated herein by reference to Exhibit 4.5 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.6	Amendment No. 1 dated as of July 18, 2006, to the Loan and Security Agreement dated as of November 30, 2005, among each of the Lenders party thereto, Credit Suisse, as the Administrative Agent, Bank of America, N.A., as the Collateral Agent, Flag Intermediate Holdings Corporation, Metals USA, Inc. (formerly Flag Acquisition Corporation) and certain Subsidiaries of Metals USA, Inc. party thereto (incorporated herein by reference to Exhibit 4.12 to Amendment No. 3 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on August 1, 2006)

Exhibit Number	Description
10.7	Amendment No. 2, dated as of June 8, 2007, to the Loan and Security Agreement dated as of November 30, 2005, as amended by Amendment No. 1, dated as of July 18, 2006, among Flag Intermediate Holdings Corporation, Metals USA, Inc., and certain Subsidiaries of Metals USA, Inc. party thereto, Credit Suisse, as administrative agent, and Bank of America, N.A. (incorporated herein by reference to Exhibit 4.1 to Flag Intermediate Holdings Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 (File No. 333-132918) filed on August 6, 2007)

10.8	Employment Agreement, dated September 29, 2005, between Metals USA, Inc. and C. Lourenço Gonçalves (incorporated herein by reference to Exhibit 10.1 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.9	Employment Agreement, dated September 29, 2005, between Metals USA, Inc. and John A. Hageman (incorporated herein by reference to Exhibit 10.2 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.10	Employment Agreement, dated September 29, 2005, between Metals USA, Inc. and Robert C. McPherson, III (incorporated herein by reference to Exhibit 10.3 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.11	Severance Agreement, dated September 29, 2005, between Metals USA, Inc. and Roger Krohn (incorporated herein by reference to Exhibit 10.4 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.12	Severance Agreement, dated September 29, 2005, between Metals USA, Inc. and David Martens (incorporated herein by reference to Exhibit 10.5 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.13	Severance Agreement, dated September 29, 2005, between Metals USA, Inc. and Joe Longo (incorporated herein by reference to Exhibit 10.6 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.14	Amended and Restated 2005 Stock Incentive Plan of Metals USA Holdings Corporation (incorporated herein by reference to Exhibit 10.7 to Amendment No. 1 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on May 26, 2006)

10.15	Management Agreement, dated as of November 30, 2005, between Metals USA, Inc., Flag Holdings Corporation and Apollo Management V, L.P. (incorporated herein by reference to Exhibit 10.8 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.16	Director Compensation Plan (incorporated herein by reference to Exhibit 10.9 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.17	Transaction Fee Agreement, dated as of November 30, 2005, between Metals USA, Inc. and Apollo Management V, L.P. (incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on May 26, 2006)

10.18	Management Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.11 to Flag Intermediate Holdings Corporation’s Annual Report for the year ended December 31, 2006 on Form 10-K (File No. 333-132918) filed on March 12, 2007)

12.1	Computation of Ratio of Earnings to Fixed Charges

Exhibit Number	Description
21.1	List of Subsidiaries of Metals USA Holdings Corp.

23.1	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP

24.1	Power of Attorney (included in signature pages)

25.1	Statement of Eligibility on Form T-1 of Wells Fargo Bank, N.A.

99.1	Form of Letter of Transmittal

99.2	Form of Notice of Guaranteed Delivery

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Issuer Companies and Other Nominees

99.4	Form of Letter from Brokers, Dealers, Commercial Banks, Issuer Companies and Other Nominees to their Clients

*	To be filed by amendment.

(b) Financial Statement Schedules

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

METALS USA HOLDINGS CORP.

BALANCE SHEETS (Unconsolidated)

(In millions, except share amounts)

	December 31,
	2006	2005
Assets
Current assets:
Cash	$141.6	$—

Total current assets	141.6	—
Receivable from subsidiaries	—	0.4
Other assets, net	4.1	—
Investment in Flag Intermediate Holdings Corporation	148.2	132.0

Total assets	$293.9	$132.4

Liabilities and Stockholder’s Equity
Current liabilities:
Accrued liabilities	$0.3	$—

Total current liabilities	0.3	—
Long-term debt	144.8	—
Payable to subsidiaries	0.6	—

Total liabilities	145.7	—

Stockholder’s equity:
Common stock, $.01 par value, 30,000,000 shares authorized, 14,066,400 and 14,044,000 issued and outstanding at December 31, 2006 and 2005, respectively	0.1	0.1
Additional paid-in capital	118.1	134.4
Deferred compensation	—	(0.1)
Retained earnings (deficit)	30.0	(2.0)

Total stockholder’s equity	148.2	132.4

Total liabilities and stockholder’s equity	$293.9	$132.4

The accompanying notes are an integral part of these condensed financial statements.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

METALS USA HOLDINGS CORP.

STATEMENTS OF OPERATIONS (Unconsolidated)

(In millions)

	Year Ended December 31, 2006	Period from May 9, 2005 (date of inception) to December 31, 2005
Interest and other income (expense), net	$0.2	$—
Interest expense	0.5	—
Equity in earnings (loss) of subsidiaries	39.5	(2.0)

Income (loss) before income taxes	39.2	(2.0)
Income tax benefit	0.1	—

Net income (loss)	$39.3	$(2.0)

The accompanying notes are an integral part of these condensed financial statements.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

METALS USA HOLDINGS CORP.

STATEMENTS OF CASH FLOWS (Unconsolidated)

(In millions)

	Year Ended December 31, 2006	Period from May 9, 2005 (date of inception) to December 31, 2005
Cash flows from operating activities:
Net income (loss)	$39.3	$(2.0)
Adjustments to reconcile net income to cash provided by operating activities—
Equity in (earnings) losses of subsidiaries	(39.5)	2.0
Dividends received from subsidiaries	25.0	—
Increase (decrease) in receivable from subsidiaries	0.4	(0.4)
Increase in payable to subsidiaries	0.6	—
Increase in accrued liabilities	0.3	—

Net cash provided by operations	26.1	(0.4)

Cash flows from investing activities:
Investments in and net advances from (to) subsidiaries	(0.4)	(134.0)

Net cash provided by (used in) investing activities	(0.4)	(134.0)

Cash flows from financing activities:
Proceeds from issuance of Senior Unsecured Notes	144.8	—
Issuance of common stock	0.2	134.4
Dividends paid	(25.0)	—
Deferred financing costs	(4.1)	—

Net cash provided by investing activities	115.9	134.4

Net increase in cash	141.6	—
Cash, beginning of period	—	—

Cash, end of period	$141.6	$—

Supplemental Cash Flow Information:
Cash paid for interest	$—	$—

Cash paid for income taxes	$—	$—

The accompanying notes are an integral part of these condensed financial statements.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

METALS USA HOLDINGS CORP.

NOTES TO FINANCIAL STATEMENTS

(dollars in millions)

1. Investment in Flag Intermediate Holdings Corporation

On May 18, 2005, Metals USA Holdings Corp. (formerly Flag Holdings Corporation), a Delaware corporation (“Metals USA Holdings”) and its wholly owned subsidiary, Flag Acquisition Corporation, a Delaware corporation (“Flag Acquisition”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Metals USA, Inc. On November 30, 2005, Flag Acquisition, then a wholly owned subsidiary of Flag Intermediate Holdings Corporation (“Flag Intermediate”), merged with and into Metals USA, Inc. (“Metals USA”) with Metals USA being the surviving corporation (the “Merger”). Flag Intermediate and Flag Acquisition conducted no operations during the period May 9, 2005 (date of inception) to November 30, 2005.

2. Debt

Debt consists of the following:

	December 31,
	2006	2005
Senior Floating Rate Toggle Notes due 2012 (“Holdings Notes”)	$144.8	$—

Senior Floating Rate Toggle Notes due 2012

During December 2006, Metals USA Holdings issued $150.0 initial aggregate principal amount of the Holdings Notes at 96.5% of the principal amount thereof, or $144.8. The Holdings Notes are senior unsecured obligations that are not guaranteed by any of Metals USA Holdings’ subsidiaries. As such, the Holdings Notes are structurally subordinated to all indebtedness and other liabilities (including trade payables) of Metals USA Holdings’ subsidiaries. The issuance discount of $5.2 will be amortized over the life of the Holdings Notes. As of December 31, 2006, the unamortized discount was $5.2 as the amortization for 2006 was minimal.

The initial interest payment on the Holdings Notes is payable in cash. For any interest period thereafter, Metals USA Holdings may elect to pay interest (1) entirely in cash or (2) entirely by increasing the principal amount of the Holdings Notes or issuing new Holdings Notes (“PIK Interest”). Cash interest on the Holdings Notes will accrue at a rate per annum, reset quarterly, equal to LIBOR plus a spread of 6.00%, which increases by 0.25% to 6.25% in year 2 and by 0.50% to 6.50% in year 3. In the event PIK Interest is paid on the Holdings Notes after the first interest period, the then-applicable margin over LIBOR on the Holdings Notes would increase by 0.75% for each period in which PIK Interest is paid. If Metals USA Holdings elects to pay any PIK Interest, Metals USA Holdings will increase the principal amount on the Holdings Notes or issue new Holdings Notes in an amount equal to the amount of PIK Interest for the applicable interest payment period to holders of the Holdings Notes on the relevant record date. The cash interest rate (LIBOR rate plus a spread of 6.00%) for the Holdings Notes was 11.36% as of December 31, 2006.

Because Metals USA Holdings’ principal asset is its investment in Flag Intermediate, Flag Intermediate plans to provide funds to service this indebtedness through payment of quarterly dividends to Metals USA Holdings. During the second quarter of 2007, Flag Intermediate expects to pay Metals USA Holdings a $5.4 dividend to finance the initial quarterly interest payment due April 15, 2007. The terms of the ABL facility, as well as the indenture governing the Metals USA Notes, restrict Flag Intermediate and certain of its subsidiaries from making payments or transferring assets to Metals USA Holdings, including dividends, loans, or distributions. Such restrictions include prohibition of dividends in an event of default and limitations on the total amount of dividends paid to Metals USA Holdings. In the event these agreements do not permit Flag

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

METALS USA HOLDINGS CORP.

NOTES TO FINANCIAL STATEMENTS—Continued

(dollars in millions)

Intermediate to provide Metals USA Holdings with sufficient distributions to fund interest and principal payments on the Holdings Notes when due, Metals USA Holdings may default on its notes unless other sources of funding are available. Amounts available under these restricted payment provisions amounted to $28.7 under the indenture governing the Metals USA Notes and $48.8 under the loan and security agreement governing the ABL facility as of December 31, 2006.

Metals USA Holdings may redeem some of all of the Holdings Notes at any time at certain redemption prices, plus accrued and unpaid interest and additional interest, if any, to the redemption date. If Metals USA Holdings makes certain public offerings, sales or issuances of common stock, and does not redeem the Holdings Notes, it will be required to make an offer to repurchase the maximum principal amount of the Holdings Notes that may be purchased out of the proceeds thereof, as a price equal to 100% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase.

The indenture governing the Holdings Notes contains covenants that, among other things, limit Metals USA Holdings’ ability and the ability of certain of its subsidiaries to incur or guarantee additional indebtedness or issue disqualified or preferred stock, repurchase or redeem capital stock or subordinated indebtedness, pay dividends or make distributions to its stockholders, incur restrictions on the ability of its subsidiaries to pay dividends or to make other payments to Metals USA Holdings, transfer or sell assets, enter into transactions with affiliates, grant liens on assets, make investments or acquisitions, and merge or consolidate with other companies or transfer all or substantially all of its assets.

Metals USA Holdings has agreed to file an exchange offer registration statement within 180 days of the issuance of the Holdings Notes (December 22, 2006) to exchange the Holdings Notes for a new issue of substantially identical debt securities registered under the Securities Act of 1933, as amended (the “Securities Act”). Metals USA Holdings has also agreed to file a shelf registration statement to cover resales of the Holdings Notes under certain circumstances. If Metals USA Holdings fails to satisfy these obligations, it has agreed to pay additional interest to the holders of the Holdings Notes under certain circumstances.

Costs related to the establishment of the Holdings Notes were capitalized and are being charged to interest expense over the life of the Holdings Notes. Unamortized issuance costs of $4.1 as of December 31, 2006, are included in other non-current assets.

Maturities

Scheduled maturities of long-term debt outstanding at December 31, 2006, are as follows:

	Year Ended December 31,
	2007	2008	2009	2010	2011	Beyond
Senior Floating Rate Toggle Notes Due 2012	$—	$—	$—	$—	$—	$150.0

3. Stockholders’ Equity

Common Stock—In accordance with its Certificate of Incorporation dated May 9, 2005 and as amended on November 28, 2005, Metals USA Holdings was authorized to issue 30,000,000 shares of capital stock, all of which were shares of common stock, $.01 par value. At December 31, 2006, 14,066,400 shares are issued and outstanding.

Cash Dividend—On May 23, 2006, Flag Intermediate declared a $25.0 dividend payable to its parent company, Metals USA Holdings. The dividend was paid on May 24, 2006. Concurrently, on May 23, 2006, Metals USA Holdings declared a $25.0 dividend to its stockholders of record as of that date. The dividend was paid on May 24, 2006.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

METALS USA HOLDINGS CORP.

NOTES TO FINANCIAL STATEMENTS—Continued

(dollars in millions)

4. Subsequent Event

During December 2006, Metals USA Holdings issued the Holdings Notes. In January 2007, we used the net proceeds from the issuance of the Holdings Notes, as well as $8.2 of additional funds provided by a dividend from Flag Intermediate (which were obtained from borrowings under the ABL facility), to pay a cash dividend of approximately $144.8 to our stockholders, which include Apollo and certain members of our management, to make a cash payment (partially in lieu of the cash dividend) of $4.2 to its vested stock option holders, which include certain members of our management, and to pay fees and expenses related to the issuance of the Holdings Notes, including a $1.5 non-recurring transaction fee to Apollo.

(c) Reports, Opinions and Appraisals

None.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of the prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933 to any purchaser each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrants under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not subject of and included in the registration statement when it becomes effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions pursuant to which the directors, officers or controlling persons may be indemnified by the registrant or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of the issue.

SIGNATURES—METALS USA HOLDINGS CORP.

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 19th day of September, 2007.

Metals USA Holdings Corp.

By:	/S/ C. LOURENÇO GONÇALVES
C. Lourenço Gonçalves
Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned directors and officers of Metals USA Holdings Corp. hereby constitutes and appoints C. Lourenço Gonçalves, Robert C. McPherson, III and John A. Hageman, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this registration statement, to sign any registration statement filed pursuant to Rule 424(b) of the Securities Act of 1933, and to cause the same to be filed with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and desirable to be done in and about the premises as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date
/S/ C. LOURENÇO GONÇALVES C. Lourenço Gonçalves	Chief Executive Officer, President and Director	September 19, 2007

/S/ ROBERT C. MCPHERSON, III Robert C. McPherson, III	Senior Vice President and Chief Financial Officer	September 19, 2007

/S/ DAN HENNEKE Dan Henneke	Vice President, Corporate Controller	September 19, 2007

/S/ JOSHUA J. HARRIS Joshua J. Harris	Director	September 19, 2007

/S/ MARC E. BECKER Marc E. Becker	Director	September 19, 2007

/S/ ERIC L. PRESS Eric L. Press	Director	September 19, 2007

/S/ M. ALI RASHID M. Ali Rashid	Director	September 19, 2007

/S/ JOHN T. BALDWIN John T. Baldwin	Director	September 19, 2007

INDEX TO EXHIBITS

Exhibit Number		Description
2.1		Agreement and Plan of Merger dated May 18, 2005 between Metals USA, Inc., Flag Acquisition Corporation and Flag Intermediate Corporation (incorporated herein by reference to Exhibit 2.1 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

3.1		Certificate of Incorporation of Metals USA Holdings Corp., as amended

3.2		Bylaws of Metals USA Holdings Corp.

4.1		Indenture, dated July 10, 2007, between Metals USA Holdings Corp. and Wells Fargo Bank, N.A., as trustee

4.2		Registration Rights Agreement, dated as of July 10, 2007, by and among Metals USA Holding Corp. and UBS Securities LLC

4.3		Form of Senior Floating Rate Toggle Note Due 2012 (included in Exhibit 4.1)

5.1	*	Opinion of Akin Gump Strauss Hauer & Feld LLP as to the legality and binding effect of the notes

10.1		Indenture, dated November 30, 2005, by and among Metals USA, Inc. (formerly Flag Acquisition Corporation), Flag Intermediate Holdings Corporation, the Subsidiary Guarantors and Wells Fargo Bank, N.A., as trustee and Notes Collateral Agent (incorporated herein by reference to as Exhibit 4.6 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.2		Supplemental Indenture dated as of November 30, 2005, among Metals USA, Inc., Flag Intermediate Holdings Corporation, the Subsidiary Guarantors and Wells Fargo Bank, N.A., as Trustee and Notes Collateral Agent (incorporated herein by reference to Exhibit 4.9 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.3		Second Supplemental Indenture, dated as of March 30, 2006, among MUSA Newark, LLC, Metals USA, Inc., Flag Intermediate Holdings Corporation and Wells Fargo Bank, N.A., as Trustee and Notes Collateral Agent (incorporated herein by reference to Exhibit 4.10 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.4		Third Supplemental Indenture, dated as of June 20, 2006, among Metals USA International Holdings, Inc., Flag Intermediate Holdings Corporation and Wells Fargo Bank, N.A., as Trustee and Notes Collateral Agent (incorporated herein by reference to Exhibit 4.11 to Amendment No. 3 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on August 1, 2006)

10.5		Loan and Security Agreement, dated as of November 30, 2005, among each of the Lenders party thereto, Credit Suisse, as the Administrative Agent, Bank of America, N.A., as the Collateral Agent, Flag Intermediate Holdings Corporation, Metals USA, Inc. (formerly Flag Acquisition Corporation) and certain Subsidiaries of Metals USA, Inc. party thereto (incorporated herein by reference to Exhibit 4.5 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.6		Amendment No. 1 dated as of July 18, 2006, to the Loan and Security Agreement dated as of November 30, 2005, among each of the Lenders party thereto, Credit Suisse, as the Administrative Agent, Bank of America, N.A., as the Collateral Agent, Flag Intermediate Holdings Corporation, Metals USA, Inc. (formerly Flag Acquisition Corporation) and certain Subsidiaries of Metals USA, Inc. party thereto (incorporated herein by reference to Exhibit 4.12 to Amendment No. 3 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on August 1, 2006)

Exhibit Number	Description
10.7	Amendment No. 2, dated as of June 8, 2007, to the Loan and Security Agreement dated as of November 30, 2005, as amended by Amendment No. 1, dated as of July 18, 2006, among Flag Intermediate Holdings Corporation, Metals USA, Inc., and certain Subsidiaries of Metals USA, Inc. party thereto, Credit Suisse, as administrative agent, and Bank of America, N.A. (incorporated herein by reference to Exhibit 4.1 to Flag Intermediate Holdings Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 (File No. 333-132918) filed on August 6, 2007)

10.8	Employment Agreement, dated September 29, 2005, between Metals USA, Inc. and C. Lourenço Gonçalves (incorporated herein by reference to Exhibit 10.1 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.9	Employment Agreement, dated September 29, 2005, between Metals USA, Inc. and John A. Hageman (incorporated herein by reference to Exhibit 10.2 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.10	Employment Agreement, dated September 29, 2005, between Metals USA, Inc. and Robert C. McPherson, III (incorporated herein by reference to Exhibit 10.3 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.11	Severance Agreement, dated September 29, 2005, between Metals USA, Inc. and Roger Krohn (incorporated herein by reference to Exhibit 10.4 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.12	Severance Agreement, dated September 29, 2005, between Metals USA, Inc. and David Martens (incorporated herein by reference to Exhibit 10.5 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.13	Severance Agreement, dated September 29, 2005, between Metals USA, Inc. and Joe Longo (incorporated herein by reference to Exhibit 10.6 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.14	Amended and Restated 2005 Stock Incentive Plan of Metals USA Holdings Corporation (incorporated herein by reference to Exhibit 10.7 to Amendment No. 1 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on May 26, 2006)

10.15	Management Agreement, dated as of November 30, 2005, between Metals USA, Inc., Flag Holdings Corporation and Apollo Management V, L.P. (incorporated herein by reference to Exhibit 10.8 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.16	Director Compensation Plan (incorporated herein by reference to Exhibit 10.9 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on March 31, 2006)

10.17	Transaction Fee Agreement, dated as of November 30, 2005, between Metals USA, Inc. and Apollo Management V, L.P. (incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to Flag Intermediate Holdings Corporation’s Registration Statement on Form S-4 (File No. 333-132918) filed on May 26, 2006)

10.18	Management Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.11 to Flag Intermediate Holdings Corporation’s Annual Report for the year ended December 31, 2006 on Form 10-K (File No. 333-132918) filed on March 12, 2007)

12.1	Computation of Ratio of Earnings to Fixed Charges

21.1	List of Subsidiaries of Metals USA Holdings Corp.

Exhibit Number	Description

23.1	Consent of Akin Gump Strauss Haver & Feld LLP (included in Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP

24.1	Power of Attorney (included in signature pages)

25.1	Statement of Eligibility on Form T-1 of Wells Fargo Bank, N.A.

99.1	Form of Letter of Transmittal

99.2	Form of Notice of Guaranteed Delivery

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Issuer Companies and Other Nominees

99.4	Form of Letter from Brokers, Dealers, Commercial Banks, Issuer Companies and Other Nominees to their Clients

*	To be filed by amendment.